Amendment No. 5 to Draft Registration Statement as confidentially submitted to the Securities and Exchange Commission on April 7, 2025. This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Picpay Holdings Netherlands B.V.*
(Exact Name of Registrant as Specified in its Charter)

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The Netherlands	7389	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avenida Manuel Bandeira, 291
Block A, 2nd floor
São Paulo — SP, 05317-020, Brazil
+55 (11) 97723-1925
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:
Donald Baker John Guzman Karen Katri White & Case LLP Avenida Brigadeiro Faria Lima, 2,277 — 4th Floor São Paulo — SP 01452-000, Brazil +55 (11) 3147-5600		Manuel Garciadiaz Drew Glover Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

*         The Registrant intends to convert its legal form under Dutch law from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) and to change its name to “Picpay Holdings Netherlands N.V.” prior to the closing of the offering.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2025

PRELIMINARY PROSPECTUS

Class A Common Shares

Picpay Holdings Netherlands N.V.

(a public company with limited liability incorporated in the Netherlands with its statutory seat in Amsterdam, the Netherlands)

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This is an initial public offering of the Class A common shares, each with a nominal value of €0.01, of Picpay Holdings Netherlands N.V. We are offering              Class A common shares in this offering.

Prior to this offering, there has been no public market for our Class A common shares or our Class B common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$             and US$            . We intend to apply to list our Class A common shares on the Nasdaq Global Select Market, or “Nasdaq,” under the symbol “PICS.” We will not seek a listing for our Class B common shares on Nasdaq or on any other exchange.

Upon consummation of this offering, we will have two classes of shares: our Class A common shares and our Class B common shares. Our Class B common shares will carry rights that are identical to the Class A common shares being sold in this offering, except that: (1) holders of our Class B common shares are entitled to 10 votes per Class B common share, whereas holders of our Class A common shares are entitled to one vote per Class A common share; and (2) our Class B common shares have certain conversion rights. Our Class A common shares and Class B common shares will carry the same dividend rights. For further information, see “Description of Share Capital.” J&F Participações S.A., or “J&F Participações,” will beneficially own 100% of our Class B common shares, which will represent approximately       % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. For more information about our corporate structure immediately following this offering, see “Summary — Our Corporate Structure.” Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. As such, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista are expected to control or have the ability to control matters that require approval at a general meeting of shareholders pursuant to Dutch law and/or our articles of association, including, among other matters, the appointment of a majority of the members of our board of directors. See “Risk Factors — Risks Relating to Our Business and Industry — Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours” beginning on page 64 of this prospectus. Our ultimate controlling shareholders have been subject to civil and criminal actions and investigations in connection with matters unrelated to our company, as a result of which the reputation of our ultimate controlling shareholders has suffered and may continue to suffer. For more information about these matters, see “Principal Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” beginning on page 274 of this prospectus and the related risk factor set forth in “Risk Factors — Risks Relating to Our Business and Industry” beginning on page 50 of this prospectus.

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company disclosure and reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 50 of this prospectus.

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	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

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(1)       See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to             additional Class A common shares to cover the underwriters’ option to purchase additional Class A common shares, if any, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about            , 2025.

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Global Coordinator

Citigroup	RBC Capital Markets

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The date of this prospectus is             , 2025.

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None of us, or the underwriters, or any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. None of us, or the underwriters, or any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. None of us, or the underwriters, or any of their respective agents, have authorized any other person to provide you with different or additional information. None of us, or the underwriters, or any of their respective agents, are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: None of us, or the underwriters, or any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus or any such free writing prospectus outside the United States and in their jurisdiction.

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The issuer was incorporated on December 27, 2023 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the closing of this offering, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “Picpay Holdings Netherlands N.V.”

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to: (1) “PicPay Netherlands” are to Picpay Holdings Netherlands N.V. (as Picpay Holdings Netherlands B.V. is expected to be known upon its renaming and conversion into a public limited liability company under Dutch law); (2) “PicPay,” the “Company,” “we,” “our,” “ours,” “us” or similar terms are to PicPay Netherlands (or, when applicable, its predecessor for accounting purposes PicS Ltd.) together with its consolidated subsidiaries, including its indirect subsidiaries PicPay Brazil and PicPay Bank; (3) “PicPay Brazil” are to PicPay Instituição de Pagamentos S.A., a privately-held company (sociedade anômina fechada) incorporated in Brazil, and its consolidated subsidiaries; and (4) “PicPay Bank” are to PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.), a corporation (sociedade anônima) incorporated in Brazil.

In addition, in this prospectus, except where otherwise indicated or where the context requires otherwise:

•        “Articles of Association” means PicPay Netherlands’ articles of association that will be effective as per the conversion of the Company into a public limited liability company under Dutch law prior to the completion of this offering.

•        “Banco Original” means Banco Original S.A., a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações.

•        “BX” or “BX Blue” means BX Negócios Inteligentes Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. BX is a wholly-owned subsidiary of Guiabolso.

•        “Class A common shares” means Class A common shares in the capital of PicPay Netherlands, with a nominal value of €0.01 per Class A common share, whereby each Class A common share confers the right to one vote per share at the general meeting.

•        “Class B common shares” means Class B common shares in the capital of PicPay Netherlands, with a nominal value of €0.10 per Class B common share, whereby each Class B common share confers the right to ten votes per share at the general meeting.

•        “common shares” means, collectively, Class A common shares and Class B common shares.

•        “conversion shares” means conversion shares in the share capital of the Company, with a nominal value of €0.09 per conversion share, whereby each such share confers the right to nine votes per share at a general meeting. Conversion shares are introduced to facilitate a 1:1 conversion of Class B common shares into Class A common shares under Dutch law. If a conversion share is held by anyone other than the Company, such shareholder shall be obliged to offer and transfer such conversion share to the Company unencumbered and for no consideration. For more information see “Description of Share Capital — Conversion.”

•        “Crednovo” means Crednovo Sociedade de Empréstimo entre Pessoas S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. Crednovo is a wholly-owned subsidiary of PicPay Holding.

•        “EUR” or “€” means the Euro, the lawful currency of the European Economic and Monetary Union.

•        “FIDC FGTS” means Fundo de Investimentos em Direitos Creditórios PicPay FGTS, a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) that began operating in December 2024 with the purpose of acquiring receivables generated from FGTS consumer loans at PicPay Bank. Such fund has of a total of 825,674 quotas, comprised of 697,652 senior quotas and 128,022 subordinated quotas.

•        “FIDC PicPay I” means Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) that began operating in May 2019 in order to facilitate our offering of installment payments to consumers. Currently, 100% of FIDC PicPay I’s senior quotas are held by PicPay Bank and 100% of FIDC PicPay I’s subordinated quotas are held by PicPay Brazil.

•        “general meeting” means the corporate body of PicPay Netherlands consisting of holders of Shares and all other persons with a right to attend and address a general meeting or, as the context requires, the physical meeting of holders of Shares and other persons with a right to attend and address a general meeting;

•        “Guiabolso” means Guiabolso Finanças Correspondente Bancário e Serviços Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso is a wholly-owned subsidiary of PicPay Brazil.

•        “Guiabolso Pagamentos” means Guiabolso Pagamentos Ltda. (formerly known as Just Correspondente Bancário e Serviços Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso Pagamentos is a wholly-owned subsidiary of Guiabolso.

•        “J&F International” means J&F International B.V., a private limited liability company incorporated under Dutch law. As of the date of this prospectus, J&F International directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, J&F International will directly own 100% of our Class B common shares, which will represent: (1) approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2) approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). J&F International is a wholly-owned subsidiary of J&F Participações.

•        “J&F Participações” means J&F Participações S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

•        “PicPay Invest” means PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (formerly known as Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. PicPay Invest is a wholly-owned subsidiary of PicPay Brazil.

•        “PicS Ltd.” means PicS Ltd., a Cayman Islands exempted company with limited liability. Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.).

•        “PicS Holding” means PicS Holding Ltda. (formerly known as PicPay Holding Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil, which directly holds 100% of the shares of PicPay Brazil, PicPay Bank and Crednovo.

•        “Shares” means, collectively, the Class A common shares, the Class B common shares and the conversion shares.

•        “Stichting ACC Family” means Stichting ACC Family, a foundation (stichting) incorporated under Dutch law. As of the date of this prospectus, Stichting ACC Family directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting ACC Family will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. Anderson Chamon, PicPay Brazil’s co-founder and its vice-president of technology and products has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

•        “Stichting AGR” means Stichting AGR, a foundation incorporated under Dutch law. As of the date of this prospectus, Stichting AGR directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting AGR will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR.

•        “Stichting ECS” means Stichting ECS, a foundation incorporated under Dutch law. As of the date of this prospectus, Stichting ECS directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting ECS will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. Eduardo Chedid Simões, our chief executive officer, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Management.”

•        “Stichting JAB” means Stichting JAB, a foundation incorporated under Dutch law. As of the date of this prospectus, Stichting JAB directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting JAB will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. José Antonio Batista Costa, one of our executive directors, has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Mr. José Antonio Batista Costa, see “Management.”

•        “ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

Glossary of Technical Terms

The following is a glossary of certain industry and other technical terms used in this prospectus:

•        “ABECS” means the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), a trade association that represents participants in the Brazil credit card market.

•        “active business” means a merchant inside our network that has received at least one payment in the last 12 months.

•        “acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the card issuer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants. The relationship between the acquirer and the merchant is governed by an accreditation agreement, which contains clauses about operational transaction rules, payment of fees and tariffs, confidentiality, intellectual property, prevention of money laundering and combating the financing of terrorism, use of brand and securitization of receivables. Brazilian acquirers include GetNet, Stone, Rede and Cielo.

•        “ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira dos Mercados Financeiro e de Capitais), a trade association of participants in the Brazilian financial market that, among other activities, publishes certain statistics regarding the Brazilian financial and capital markets.

•        “APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components that enables developers and resellers to create apps that can easily connect and integrate with our platform.

•        “BNPL” means buy now, pay later, which is a short term loan product made available for certain PicPay consumers as a source of funding for purchases or other transactions in our ecosystem.

•        “boleto” (bank slips) means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and consumer transaction, and includes the merchant’s name, consumer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode to enable the document to be read and processed by a Brazilian ATM, as well as by the mobile apps of many Brazilian banks. A boleto can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform can be used by our consumers to pay boletos.

•        “Brazil” means the Federative Republic of Brazil.

•        “Brazilian Anticorruption Laws” includes any laws, decrees or regulations aimed at preventing and combating corruption, administrative misconduct, fraud, bribery, money laundering and conflict of interests including, without limitation, Law No. 12,846/2013, Decree No. 11,129/2022, Law No. 14,230/2021, Law No. 14,133/21, Law 9,613/1998, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 17 December 1997, the UK Bribery Act (UKBA) or any other applicable laws, whether domestic or foreign.

•        “Brazilian government” means the federal government of Brazil.

•        “Brazilian real,” “Brazilian reais,” “real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

•        “Brazilian Central Bank” means the Banco Central do Brasil.

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•        “CAGR” means compound annual growth rate. CAGR is equal to the final amount divided by the initial amount, raised to the power of 1 divided by the number of years minus one and multiplied by 100 to convert the result to a percentage. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

•        “cardholder” means a holder (either an individual or an entity) for a credit, prepaid or debit card. The cardholder may use the card at any merchant accredited by an acquirer or sub-acquirer for the acceptance of that type of card.

•        “card brand” means the name of the payment scheme settlor that is printed on the issued branded credit, debit and/or prepaid cards (for example, Mastercard, American Express and Visa).

•        “card issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit, debit and/or prepaid cards. Card issuers are also responsible for collecting amounts spent with branded credit, debit and/or prepaid cards from cardholders.

•        “cash-in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator).

•        “cash-out” means to remove funds from a digital wallet account on our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), PicPay debit card or cash withdrawal.

•        “CDB” means Certificate of Bank Deposit (Certificado de Depósito Bancário), which is a fixed income security that represents a loan a consumer makes to the financial institution. The financial institution subsequently remunerates the consumer with interest on the amount invested.

•        “CDI rate” means the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight deposit interest rates in Brazil.

•        “chargeback” means a claim where the consumer requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged), fraud or error.

•        “CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

•        “Consumer Acquisition Costs” means the sum of marketing expenses such as performance media and member-get-member (MGM) expenses.

•        “cohort” means a selected group of consumers that we follow over time to analyze their behavior from different perspectives, such as retention and engagement.

•        “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•        “deposits” mean the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform.

•        “digital wallet” means the tools and services made available to users of the PicPay app in connection with the payment services offered by PicPay.

•        “digital wallet account” means the payment account made available to consumers and merchants in connection with the payment services offered by PicPay.

•        “digital wallet business” means our business in connection with our digital wallet product.

•        “Exchange Act” means the United States Securities Exchange Act of 1934.

•        “e-wallet” means an online prepaid payment account (conta de pagamento pré-paga) available to users of the PicPay app mainly used for e-commerce payments.

•        “FGTS” means the Severance Indemnity Fund for Employees in Brazil (Fundo de Garantia do Tempo e Serviço). Under current legislation, employees in Brazil can opt to receive part of their FGTS on an annual basis.

•        “FGTS loans” means loans made through our app under which consumers can drawdown in advance up to seven annual payments of their FGTS. We receive payment of these installments directly from the FGTS.

•        “FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Resolution No. 175/2, as amended from time to time.

•        “Financial institution partners” means partner financial services entities that are integrated into our app to distribute their products and services to our consumers.

•        “Financial transaction” means any payment, transfer, cash-in or cash-out in our ecosystem. It includes, without limitation: (1) P2P and P2M payments, bill payment (including boleto and utility bills) and purchases at the PicPay Shop or financial marketplace using our app or the PicPay Card; (2) money transfers between accounts; (3) any kind of cash-in, including via wire transfer from financial institutions, boletos, PicPay Cards or any credit card issued by other financial institutions, or loans issued by PicPay or third-party partners; and (4) any kind of cash-out, including via wire transfer to other institutions or cash withdrawals.

•        “GMV” means gross merchandise volume, which is the total amount of sales from the PicPay Shop, including all taxes, fees and shipping costs.

•        “IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

•        “interchange fee” means a fee paid to the card issuer for transactions established in the scope of a payment scheme.

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•        “licensed merchants” means merchants that can receive payments through POS devices registered with our partner-acquirers. We have entered into agreements with the Brazilian acquirers GetNet, Stone, Rede and Cielo.

•        “lifetime value” or “LTV” is an estimate of the average revenue that a consumer will generate over a defined period of time.

•        “merchant” means any entity or organization that accepts electronic payment transactions for the payment of goods or services.

•        “Merchant Acquiring TPV” means the total payment volume related to our business ecosystem. It considers payment volume from QR Code, e-wallet transactions, Pix transactions received and made by businesses in our app, payment links, PoS Terminals, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix and bill payments), which are processed by our merchant acquiring platform.

•        “merchant discount rate” or “MDR” means the fee or commission paid by merchants to acquirers or sub-acquirers for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each cardholder’s transaction and includes the interchange fee.

•        “monthly active consumer” means a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding month. Accounts that were voluntarily closed during the preceding month are included in the calculation of total active consumers.

•        “non-earmarked credit operations” correspond to loans and financing contracts agreed with all terms, including interest rates, freely negotiated between financial institutions and borrowers.

•        “NPL” corresponds to non-performing loans, which means loans that are in default because the borrower has not made a scheduled payment for a specified period.

•        “NPL over 90 days” corresponds to loans that have a payment that is over 90 days past due.

•        “NPL 15 to 90 days” corresponds to loans that have a payment that is between 15 and 90 days past due.

•        “Open Banking” means the exchange of data and services between financial institutions and third-party providers.

•        “Open Finance” means the sharing of data, products and services between regulated entities, such as financial institutions, payment institutions and other entities licensed by the Brazilian Central Bank, at the consumer’s discretion, in connection with individuals’ or legal entities’ own data. Open Finance is an extension of Open Banking, going beyond the scope of data and services available at consumers’ banks, covering the entire financial footprint. The ultimate goal of the implementation of an open finance environment is to enhance the efficiency in credit and payments markets through the promotion of a more inclusive and competitive business environment, as well as preserving the safety of the National Financial System (Sistema Financeiro Nacional).

•        “open platform” means a flexible platform that is open to be integrated to any external entity who complies with the platform’s terms of use.

•        “P2M” means person-to-merchant. We offer P2M payment solutions to our consumers. A P2M transaction occurs when a consumer pays an offline or online business affiliated to our PicPay network via QR Code, Pix or e-wallet or via licensed merchants.

•        “P2P” means peer-to-peer or person-to-person. We offer P2P solutions to our consumers. A P2P transaction is a closed loop (origin and destination of the transaction are PicPay accounts) and it occurs when a consumer makes an electronic currency and instant transfer or payment to another person through an app.

•        “payment institution” means a legal entity (instituição de pagamento) that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in Article 6, item III, of Brazilian Federal Law No. 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Brazilian Central Bank has opted to narrow the definition of payment institutions as set out in Brazilian Federal Law No. 12,865/13 to include only those entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution 80/2021: (1) issuer of electronic currency (prepaid payment instruments); (2) issuer of post-paid payment instruments (e.g. credit cards); (3) acquirers; and (4) payment initiator service provider (PISP).

•        “payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end consumers (i.e., payers and receivers). Such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.

•        “payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated card brand and for the authorization of card issuers and acquirers to participate in the payment scheme. Mastercard and Visa are major payment scheme settlors globally, including Brazil.

•        “payment initiator” means the entity licensed by the Brazilian Central Bank, which enables consumers to access and transact in app pulling funds from other bank accounts or digital wallets.

•        “payroll portability” means the ability of consumers to receive their salary in the financial or payment institution of their choice.

•        “PicPay Card” means our combo debit and credit card (i.e., the Banco Original issued co-branded credit cards that our customers have been able to contract through our app since 2020), which was transferred to PicPay from Banco Original in January 2024.

•        “PicPay Card TPV” means the total payment volume generated from transactions made with our PicPay Card.

•        “PicPay’s payment network” means our responsibility for processing electronic payments between consumers and businesses through our payment acceptance solutions, such as QR Code, POS terminals, payment links, among others.

•        “PicPay Shop” means our open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee, AliExpress.

•        “Pix” means the instant payments system launched by the Brazilian Central Bank in 2020, enabling consumers to make and receive instant payments and transfer funds to any bank or payment domicile instantaneously at any time.

•        “Pix Credit” means the tool available in the PicPay app that enables users to make an instant payment Pix transaction financed by their credit card, including in installments, registered with the PicPay app.

•        “Pix Credit TPV” means the TPV from our Pix Credit product.

•        “Pix key” means a key that every consumer that makes and receives instant payments and transfer funds to any bank or payment domicile instantaneously at any time, needs to register. Such “Pix key” is linked to the consumer’s account and can be the consumer’s mobile number, email address, social security number or a random password. According to the Brazilian Central Bank, consumers can have a limited number of five keys per account, while businesses can register up to 20 keys per account.

•        “PNAD” means National Household Sample Survey. It is a survey conducted annually by IBGE, which provides information on the insertion of the population in the labor market, associated with education and demographic characteristics, as well as for the study of socioeconomic development of Brazil.

•        “POS” means a point of sale (merchant) where a transaction is completed.

•        “POS device” means a device used to execute a card transaction, commonly known in Brazil as “maquininha.” POS devices registered with our partner-acquirers may also receive payments from the PicPay app via QR Code. In January 2021, we entered into agreements with the acquirers GetNet, Stone, Rede and Cielo to execute card transactions using their POS devices.

•        “Principality” is the term we use to describe when PicPay becomes the primary financial services platform for its consumers.

•        “public payroll loan” means a loan for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments (empréstimo consignado).

•        “QR Code” means Quick Response Code, which is an image that is able to store information, analogous to a two-dimensional bar code.

•        “quarterly active consumer” means a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total active consumers.

•        “quarterly average cost to serve per quarterly active consumer” means the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses and administrative expenses, divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period. We exclude credit loss allowance expenses from this definition because these expenses comprise the cost of risk related to our credit operations, which means the expected losses in connection with the likelihood that our consumers default on their credit obligations to us. We exclude these expenses due to our focus on measuring our operational efficiency in terms of unitary costs of our transaction activities and other expenses related to the maintenance of our daily activities, such as personnel and technology expenses. Moreover, only a small portion of our active consumers have our own credit products; and, therefore, we believe that credit loss allowance expenses should not be included in the calculation of quarterly average cost to serve per quarterly active consumer, which includes all of our active consumers.

•        “quarterly average revenue per quarterly active consumer” or “Quarterly ARPAC” means the total quarterly revenue and financial income of consumers divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period.

•        “quotas” means equity securities (similar to shares or units) in limited liability companies (sociedade limitada) formed under the laws of Brazil. Quotas represent the amount in money, credits, rights or assets the quotaholder contributed when forming the company or that the quotaholder subsequently contributed or that the company accumulated. Each quotaholder’s liability is limited to the equity amount of its respective quotas.

•        “secured loans” or “collateralized loans” include FGTS loans and payroll loans, together with loans secured by a specific form of collateral, including physical assets, such as property and vehicles, or liquid assets, such as cash.

•        “Securities Act” means the United States Securities Act of 1933, as amended.

•        “SELIC” means the interest rate established by the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia).

•        “sub-acquirer” means an entity that: (1) provides the service of accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participates in the settlement process of payment transactions as a creditor with respect to the acquirer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. Sub-acquirers act as intermediaries between acquirers and merchants, and also can be a payment institution which manages payment accounts.

•        “SMEs” means small and medium-sized enterprises.

•        “total payment volume” or “TPV” means the aggregate amount of payments on-us (payments inside the PicPay ecosystem) and PicPay Card payments off-us (outside the PicPay ecosystem), outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform.

•        “unitary margin” means the contribution margin per consumer, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis.

•        “U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

•        “Wallet and Banking TPV” means the total payment volume generated from our wallet and banking product (P2P, cash-out Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange).

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Presentation of Financial and Other Information

Financial Statements

PicPay Netherlands, the company whose Class A common shares are being offered in this prospectus, was incorporated on December 27, 2023 as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the closing of this offering, the issuer will be converted into a public limited liability company under Dutch law with the name “Picpay Holdings Netherlands N.V.”

Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.). Prior to the contribution of PicS Ltd. shares to PicPay Netherlands, PicPay Netherlands had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this prospectus the audited consolidated financial statements of PicPay Netherlands (successor of PicS Ltd.) as of and for the years ended December 31, 2024 and 2023, including the notes thereto, which we refer to herein as our “audited consolidated financial statements.”

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards Accounting Standards, or “IFRS Accounting Standards,” as issued by the International Accounting Standards Board, or “IASB.” We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also our functional currency. Unless otherwise noted, our financial information presented herein is stated in Brazilian reais, our reporting currency.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Liga Invest Acquisition

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023, Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

BX Acquisition

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX Negócios Inteligentes Ltda., or “BX” (also known as BX Blue), from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans.

Transfer of Banco Original Retail Business

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024.

For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

J&F Corporate Transactions

On June 28, 2024, J&F Participações invested R$100 million in PicS Holding, through the issuance and subscription of 100,000,000 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 32,046,456 shares, all nominative and without par value.

On July 11, 2024, J&F Participações invested R$1.3 million in PicPay Netherlands, without the issuance of new shares.

On September 6, 2024, J&F Participações invested R$2.5 million in PicPay Netherlands, without the issuance of new shares.

On September 19, 2024, J&F Participações invested R$130.0 million in PicS Holding, through the issuance and subscription of 130,000,000 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 37,692,578 shares, all nominative and without par value.

On December 23, 2024, J&F International invested R$101.3 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On the same date, PicS Ltd. invested R$101.8 million in PicS Holding, through the issuance and subscription of 101,796,000 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested R$100.0 million in PicPay Bank through the issuance and subscription of 27,943,204 shares, all nominative and without par value.

On February 26, 2025, J&F International invested R$321.8 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On February 27, 2025, PicS Ltd. invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with a par value of R$1.00 each. On February 27, 2025, PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value. Such financial transaction had the purpose to enable the PicPay conglomerate to achieve capital adequacy after it became subject to the most conservative capital levels, which are equivalent to those of large banks according to the BACEN classification. For further information regarding these regulatory matters, see “Regulatory Overview.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other exchange rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Brazilian Central Bank.

Non-IFRS Accounting Standards Measures

This prospectus presents our: (1) Adjusted Gross Profit; (2) Net Interest Income (NII) from Financial Services; (3) Net Interest Margin After Losses (NIMAL) from Financial Services; and (4) Net Interest Margin (NIM) from Financial Services, which are Non-IFRS Accounting Standards measures. A Non-IFRS Accounting Standards measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS Accounting Standards measure.

Adjusted Gross Profit

We calculate Adjusted Gross Profit as our profit before income taxes, adjusted to exclude the following items of income and expense which are not variable expenses that fluctuate with payment and lending volume levels and with the sale of our products and services: (i) technology expenses; (ii) marketing expenses; (iii) personnel expenses; (iv) administrative expenses; (v) depreciation and amortization; (vi) other expenses; and (vii) other income.

Our management believes that Adjusted Gross Profit, along with comparable IFRS Accounting Standards measures, provide useful information to potential investors, financial analysts, and the public in their review of our ability to generate revenue while managing direct expenses associated with generating such revenue. Therefore, Adjusted Gross Profit includes only variable expenses, which fluctuate with payment and lending volume levels and with the sale of our products and services. Such variable expenses that compose our gross margins and are directly related to our revenue generation include the following: (1) transaction expenses, which includes processing fees, risk prevention expenses, PicPay card costs, chargeback, operating losses, and others; (2) interest and other financial expenses, which includes bank fees, cost of funding, and others; and (3) credit loss allowance expenses.

Our management believes that Adjusted Gross Profit provides an indication of our profitability before indirect expenses are taken into consideration and may indicate when the Company needs to adjust pricing or reduce expenses to improve our profitability. Our management believes that Adjusted Gross Profit is an important financial performance measure to potential investors, financial analysts, and the public in general to compare us with our main competitors, such as fintechs and digital banks. Our management uses Adjusted Gross Profit, along with comparable IFRS Accounting Standards measures, in evaluating our operating performance. However, Adjusted Gross Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit (loss) for the period/year or any other measure of operating performance determined in accordance with IFRS Accounting Standards.

Adjusted Gross Profit is not intended to represent funds available for dividends or other discretionary uses by us because those funds are required for debt service, capital expenditures, working capital needs and other commitments and contingencies.

For a reconciliation of Adjusted Gross Profit to profit before income taxes, see “Summary Financial and Other Information — Other Financial Data.”

Net Interest Income (NII) from Financial Services and Net Interest Margin After Losses (NIMAL) from Financial Services

We calculate Net Interest Income (NII) from Financial Services as financial income less interest and other financial expenses of our Financial Services segment. We calculate Net Interest Margin After Losses (NIMAL) from Financial Services as Net Interest Income from Financial Services less the credit loss allowance expenses of our Financial Services segment. Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services are not measures under IFRS Accounting Standards and should not be considered as substitutes for financial income for the period/year or any other measure of operating performance determined in accordance with IFRS Accounting Standards.

Our management believes that Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services, along with comparable IFRS Accounting Standards measures, provide useful information to potential investors, financial analysts, and the public in assessing the earnings generated by our credit operations. Our management uses Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services, along with comparable IFRS Accounting Standards measures, to evaluate our performance on our core business of lending and borrowing, as it reflects the spread between the interest earned on loans and the interest paid on deposits.

For a reconciliation of Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services to profit before income taxes, see “Summary Financial and Other Information — Other Financial Data.”

Net Interest Margin (NIM) from Financial Services

We calculate Net Interest Margin (NIM) from Financial Services as the NII from Financial Services for the year ended December 31, 2024 divided by the total average credit portfolio (average credit portfolio is defined as the sum of total credit portfolio as of December 31, 2024 and 2023 divided by two). Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios. We consider NIM from Financial Services to be a performance measure.

Our management believes that Net Interest Margin (NIM) from Financial Services, along with comparable IFRS Accounting Standards measures, provide useful information to potential investors, financial analysts, and the public in assessing the earnings generated by our credit operations. Our management uses Net Interest Margin (NIM) from Financial Services, along with comparable IFRS Accounting Standards measures, to evaluate our performance on our core business of lending and borrowing, as it reflects the spread between the interest earned on loans and the interest paid on deposits.

However, it is not a measure under IFRS Accounting Standards and should not be considered as a substitute for the financial income for the period/year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information — Non-IFRS Accounting Standards Measures.”

For a reconciliation of Net Interest Margin (NIM) from Financial Services to financial income of our Financial Services segment, see “Summary Financial and Other Information — Other Financial Data.”

Key Performance Indicators

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) total accounts; (2) number of quarterly active consumers; (3) deposits; (4) total payment volume (TPV); (5) total cash-in; (6) quarterly average revenue per quarterly active consumer (ARPAC); (7) quarterly average cost to serve per quarterly active consumer (CTS); (8) Wallet and Banking TPV; (9) PicPay Card TPV; (10) Own and Third-Party Loan Originations; (11) Total Credit Portfolio; (12) Merchant Acquiring TPV; and (13) Annual Return on Equity and Quarterly Annualized Return on Equity. For more information about our key performance indicators, see “Summary Financial and Other Information — Operating Data.”

Total Accounts

We define total accounts as the number of PicPay accounts opened by individuals, excluding accounts that have been charged-off, blocked or voluntarily closed by our consumers. Our management uses total accounts data to measure the growth of our brand and to evaluate our market positioning as a financial institution among our main competitors.

Number of Quarterly Active Consumers

We define a quarterly active consumer as a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total quarterly active consumers. Quarterly active consumers have not necessarily engaged in any financial transactions, and may have simply viewed their balances or opened our app. Our management uses quarterly active consumer data to gauge consumer engagement with our platform. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Deposits

We define deposits as the balance of the payment account, CDBs below and above 30 days of maturity, fixed-term CDBs offered by our PicPay Invest platform, and piggy banks (cofrinhos) held by consumers on our platform. Additionally, deposits also include CDBs distributed through third-party platforms. These amounts are recognized in our consolidated statement of financial position as “financial liabilities measured at amortized cost - third party funds.” These consumers earn interest on their balances and are able to conduct transactions with greater ease. Our management uses deposits data to identify consumers who maintain a balance in their accounts. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Total Payment Volume (TPV)

We define total payment volume, or “TPV,” as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. TPV represents the total value of sales that pass through our ecosystem, and we generate revenue from certain payment transactions as a percentage of TPV. Our management uses TPV to measure the evolution of the products contracted within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Total Cash-In

We define total cash-in as total cash inflows into our digital wallet. To “cash in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator). Our management uses total cash-in to measure the total money inflow into our ecosystem, which brings insights about our consumers’ engagement as they are adding more funds to their digital wallet to make transactions. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Revenue per Quarterly Active Consumer (ARPAC)

We define quarterly average revenue per quarterly active consumer, or “ARPAC,” as the total quarterly revenue and financial income of consumers divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period. Our management uses ARPAC to measure the financial evolution per quarterly active consumer. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Cost to Serve per Quarterly Active Consumer (CTS)

We define quarterly average cost to serve per quarterly active consumer, or “CTS,” as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses and administrative expenses divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

We believe that CTS is a useful performance indicator to investors because it reflects our efficiency in managing costs and operational expenses per active consumer on our platform as we scale our businesses and generate positive operating leverage. Our management uses CTS to monitor our operational efficiency.

Wallet and Banking TPV

We define Wallet and Banking TPV as the total payment volume generated from our wallet and banking product (P2P, Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange). Our management uses Wallet and Banking TPV to measure the evolution of our wallet and banking within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

PicPay Card TPV

We define PicPay Card TPV as the total payment volume generated from transactions made with our PicPay Card. Our management uses PicPay Card TPV to measure the evolution of the PicPay Card within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Own and Third-Party Loan Originations

We define Own and Third-Party Loan Originations as loans we originate in our app. The loans we originate include personal loans, FGTS loans, public payroll loans, P2P lending and auto-secured loans. Prior to October 2023, all of the loans originated in our financial marketplace were “off-balance” and financed by other partners connected in our platform (i.e., we acted as an agent for other financial services providers). Beginning in October 2023, we began to originate personal and FGTS loans “on-balance” for certain consumers who meet our credit performance criteria. Our management uses own and third-party loan originations to measure the evolution of our multi-funding strategy within our ecosystem, which involves the distribution of loan products from third-party financial partners and credit origination on balance for some specific and strategic products, offering secured and unsecured loans, and balancing profitability and risk costs. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Total Credit Portfolio

We define Total Credit Portfolio as the outstanding end-of-period balance of our credit product receivables, including secured and unsecured consumer loans (such as FGTS loans, payroll loans, and personal loans), and secured and unsecured credit cards (gross of credit loss allowance). Our management uses this metric to evaluate the size of our credit operations, as well as to conduct risk management activities.

Merchant Acquiring TPV

We define Merchant Acquiring TPV as the total payment volume related to our business ecosystem. It considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix and bill payments), which are processed by our merchant acquiring platform. Our management uses Merchant Acquiring TPV to measure the aggregate amount of payments successfully processed through our merchant acquiring platform as well as the volume captured through other PicPay payment solutions for businesses, such as QR Code, e-wallet and Pix. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Annual Return on Equity and Quarterly Annualized Return on Equity

We calculate Annual Return on Equity as our profit for the year divided by the average equity during the year. The average equity during the year is defined as the average of equity on the year-end date of the immediately prior year and the equity on the year-end of the current year. For the year ended December 31, 2024, the average of equity consists of the sum of both equities as of December 31, 2024 and December 31, 2023 divided by two. For the year ended December 31, 2023, the average of equity consists of the sum of both equities as of December 31, 2023 and December 31, 2022 divided by two. We calculate Quarterly Annualized Return on Equity for the three-month period ended December 31, 2024 and 2023, which is, in each case, our profit for the fourth quarter of each period multiplied by four and then divided by our average of equity of the period, consisting in the sum of both equities as of December 31, 2024 and September 30, 2024 divided by two. For the three-month period ended December 31, 2023, the average of equity consists of the sum of both equities as of December 31, 2023 and September 30, 2023 divided by two. Our management uses Annual Return on Equity and Quarterly Annualized Return on Equity to evaluate our ability to turn equity investments into profit. We consider these factors when interpreting the results of this metric. This metric does not have a standard meaning, and our definition may not be comparable with the definition adopted by other companies.

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We are responsible for all of the disclosure in this prospectus, and we obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and trade associations, such as IBGE, ABECS, the Brazilian Central Bank, Febraban, the Brazilian Ministry of Labor and Employment and ACI Worldwide, as well as private sources, such as Euromonitor International Limited, or “Euromonitor,” Data.ai, a Sensor Tower Company, and Ipsos Group S.A., or “IPSOS.” For the study conducted by IPSOS at PicPay’s request, with a margin of error of 3.5 p.p., 800 online interviews were conducted between November 11, 2024 and November 23, 2024, with a national sample of people between 18 and 65 years old. References in this prospectus to Euromonitor include a market report prepared by Euromonitor for us, dated October 2023, which reflects estimates of market conditions based on publicly available sources and trade opinion surveys.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Total Addressable Market

This prospectus includes estimates of the net revenue pool of the total addressable market of various sectors of our business. We have made these estimates on the basis of publicly available information from the sources described in “— Market Share and Other Information” and internal data. None of the publicly available information used to calculate our total addressable market was commissioned by us or prepared at our request, and neither the data that we compile internally nor our estimates have been verified by an independent source. In order to estimate our total addressable market, we were required to make certain assumptions, judgments and estimates that can have a significant impact on our conclusions. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. The actual size of our total addressable market could differ materially from these estimates under different assumptions or conditions.

Our estimated total addressable market is forward-looking information and is based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual size of our total addressable market may differ materially from those expressed or implied in our estimated total addressable market due to various factors. Our estimates of the total addressable market speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these estimates in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. See “Cautionary Statement Regarding Forward-Looking Statements.”

Our total addressable market, or TAM, represents the total potential net revenue generation of our two-sided ecosystem in the Brazilian market for 2025. We calculate our TAM by analyzing information of each of the following sectors in which we operate: wallet and banking, cards, consumer loans, corporate benefits, merchant acquiring and business loans. As an initial step to calculate TAM, we estimate the addressable market for each sector in terms of volume, as volume growth is a key driver of net revenue potential. Our estimates are based on a combination of publicly available information and internal data. Using our estimates of the total volume of our addressable markets, we can then calculate the potential net revenue of the addressable market for each sector. In order to do so, we make several assumptions, such as market adoption rates, pricing strategies and competitive dynamics, using both public and internal data. Our TAM is calculated as the aggregate of these net revenues.

We believe that this measure is helpful for investors since it offers a view of the market’s potential scale and growth trajectory, which is essential for assessing our business’s long-term viability and profitability. Moreover, we believe that the calculation of TAM enables investors to measure our market penetration and growth potential.

In addition, our strategic decisions must be informed by a clear understanding of the markets in which we operate in order to capture opportunities and increase our market penetration. We continuously monitor and update our TAM to reflect changes in the market landscape, with the aim of ensuring that our business strategies are aligned with current and future market opportunities. Our management uses TAM estimates to assess our penetration potential in each of the markets in which we operate. These estimates help us understand the size and opportunity of each market segment, providing a clear view of our growth and expansion potential across our different areas of operation.

Below we present the main data sources and assumptions that we adopted for the calculation of our TAM for each sector.

Wallet and Banking

We define the wallet and banking segment as Pix transactions and bill payments using credit cards as a source of funding.

We estimate the volume for Pix transactions based on historical data provided by the Brazilian Central Bank for P2P (person-to-person) and P2B (person-to-business) total volumes, as well as on the main following assumptions:

•        growth projections for real-time payment transactions, as publicly disclosed by ACI Worldwide’s Real-Time Payments Report for 2023;

•        market penetration of the main financial technology companies, digital banks, and incumbents offering bill payments financed through credit cards, for which we estimated volumes based on publicly available data from the Brazilian Central Bank regarding deposits;

•        penetration of Pix mobile transactions for 2023, as reported by the Brazilian Central Bank; and

•        an additional penetration rate based on internal data that reflects consumers’ transactional behavior regarding Pix using credit cards as a funding source.

For bill payments funded through credit cards, we estimated volume taking into consideration historical data provided by the Brazilian Central Bank, as well as the following main assumptions:

•        use of the same year-over-year growth rate observed in 2023 to estimate bill payment growth for future years.

•        market penetration of what we consider to be the main financial technology companies, digital banks, and incumbents offering bill payments financed through credit cards, for which we estimated volumes based on publicly available data from the Brazilian Central Bank regarding deposits;

•        an additional penetration rate based on internal data that reflects consumers’ transactional behavior regarding Pix using credit cards as a funding source.

In both scenarios, net revenue is reported after deducting interchange and card scheme fees and funding costs related to receivables prepayment, given Brazil’s current credit cycle. In addition, we also considered PicPay’s wallet and banking business economics to estimate net revenue, based on internal data and considering the increased competitive scenario, which reduces consumer fees over time.

Cards

We define the cards sector as revenues from fees charged by card issuers and net interest income from credit card operations, including revolving and balance financing products.

We estimated the market from card issuance activities and the volume for credit, prepaid, and debit card transactions through the evaluation of historical data from 2023 and projections provided by ABECS for 2024. For 2025, we considered a decrease of 1% in debit card transactions given the fact that Pix transactions are increasingly replacing the use of debit cards in Brazil. In addition, we considered that credit card transactions would grow at the same pace as historically observed when compared to 2023 and we also estimated a growth of 12% from prepaid card transactions, which is lower than the growth projected for 2024, as a result of the interchange fees cap imposed by the Brazilian Central Bank. With respect to the credit market, we relied on historical data for credit card outstanding balances from the Brazilian Central Bank and projections provided by Febraban.

The Brazilian Central Bank reported that net revenues were estimated by considering market data for interchange fees and interest rates. Net revenues from credit operations are also reported net of funding costs.

Consumer loans

The consumer loans sector is comprised of non-earmarked credit operations for consumers, excluding credit card balances.

For such credit market, we considered historical data for non-earmarked outstanding loans from the Brazilian Central Bank and projections provided by Febraban. Moreover, we estimated net revenues considering market data for interest rates as reported by the Brazilian Central Bank and calculated such revenues net of funding costs.

Corporate Benefits

The corporate benefits sector is comprised of interchange fees paid by merchants to issuers of corporate benefit cards, plus financial income from account balance floating and settlements scheduled floating (i.e., revenue generated through financial investments using the corporate benefits balance held by employees as a source of funding).

The volume of corporate benefits is closely related to workforce dynamics and economic indicators. Therefore, we considered data from IBGE with respect to the number of formal workers, data from the Brazilian Ministry of Labor and Employment (Ministério do Trabalho e Emprego) regarding the penetration of corporate benefits among formal workers and information from private companies that offer corporate benefits, such as Swile and Alelo.

In addition, we estimated net revenues considering PicPay’s Corporate Benefits business economics, which is based entirely on internal data.

Merchant Acquiring

The merchant acquiring sector is comprised of revenues from transactions using credit, debit, and prepaid cards, Pix at POS terminals, equipment rental, and prepayment of receivables. For our merchant acquiring TAM, as contrasted with our cards TAM described above, revenue comes from the merchant discount rate charged by acquirers for processing transactions, instead of revenue from interchange fees. The MDR is calculated as a percentage of the transaction value and is paid by merchants to acquirers in exchange for payment processing services. In addition, we also consider financial income from the prepayment of credit card receivables, through which acquirers earn revenue by providing merchants with early access to transaction funds before the final settlement.

We estimated the volume for credit, prepaid, and debit cards considering historical data from 2023 and projections from ABECS for 2024. For 2025, we considered the same premises for volume growth used for the calculation of our cards TAM. As reported by acquirers, the volume from Pix transactions through POS terminals was estimated based on its penetration within the card market volume. For the prepayment of receivables, we used data from the Brazilian Central Bank and projections from Febraban.

Moreover, we calculated net revenues taking into consideration market data, such as the average Merchant Discount Rate (MDR), average interchange fees, interest rate and funding costs, as reported by the Brazilian Central Bank. In addition, we took into consideration the relationship between rental revenue and Total Payment Volume (TPV), as shared by our competitors, as well as internal data. Net revenues were also calculated after discounting interchange fees and funding costs.

Business loans

We define the business loans sector as non-earmarked credit operations for small and medium-sized businesses, excluding prepayment of credit card receivables. For the credit market, our calculations used historical data for non-earmarked outstanding loans provided by the Brazilian Central Bank and projections from Febraban.

In addition, we estimated net revenue considering market data for interest rates as reported by the Brazilian Central Bank, net of funding costs.

Brands

This prospectus includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this prospectus without the ® and ™ symbols, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•        our ability to compete and conduct our business in the future;

•        our ability to grow our user base and maintain active consumers;

•        our ability to implement our business strategy;

•        our ability to adapt to technological changes in our industry;

•        our ability to maintain, protect and enhance our brand and intellectual property;

•        the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems, cyberattacks, fraudulent transactions;

•        the availability of qualified personnel and our ability to retain such personnel;

•        changes in government regulations applicable to our industry in Brazil;

•        government interventions in our industry that affect the economic or tax regime, the regulatory framework applicable to our business;

•        any increases in our costs, including, but not limited to: (1) operating and maintenance costs; (2) regulatory and environmental costs; and (3) social contribution charges, income tax and other taxes;

•        risks associated with macroeconomic uncertainty and geopolitical risk, including the potential impact of the ongoing conflicts along Israel’s border with the Gaza Strip and between Russia and Ukraine, which could limit our ability to grow our business;

•        our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior, such as changes resulting from the COVID-19 pandemic and its aftermath;

•        global and Brazilian economic conditions in general, including risks associated with pandemics or epidemics and potential wars;

•        the interests of our controlling shareholder(s);

•        general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•        fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•        other factors that may affect our financial condition, liquidity and results of operations; and

•        other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before making an investment decision, and we urge you to read this entire prospectus carefully, including the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Overview

Our Mission and Vision

At PicPay, we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change, and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the transformative impact for millions of people, with a commitment to driving financial empowerment for all.

Our Journey

PicPay Brazil was founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, Brazil, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where making payments historically was cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily via their mobile phones any time of day, which caught the attention of millions of consumers. In just a few short years, we believe we became one of Brazil’s leading digital wallets by number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a QR Code, either in-store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their respective needs, launching various payments, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market in Brazil, comprised of both financial and non-financial services.

Eventually our ambitions grew beyond payments, leading us to seek to revolutionize how Brazilians manage and interact with their finances. We launched and scaled products and services for consumers to address several needs, including:

•        Wallet and Banking:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M) and buy-now-pay-later (BNPL); and

•        Financial Services:    leveraged a multi-funding financial marketplace to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, secured auto and other loans, investment products, such as CDBs, person-to-business (P2B) loans, equity and fixed income funds and insurance products, including life, digital wallet, loan protection, cell phone insurance, protected credit card invoice insurance, home insurance, health care and emergency home assistance insurance.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. We believe that the breadth and depth of our consumer offering powered a massive network effect with a wealth of data. The more products we developed, the more data we gathered, enabling us to continue to innovate through unique solutions and amass a large customer base. We were then able to create a compelling value proposition for our merchants. Our business solutions are designed to streamline financial operations for enterprises, offering a suite of tools and features that cater to diverse business needs. These solutions encompass payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, including:

•        Acquiring & Banking:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals. We intend to continue to strengthen and grow our payments solutions suite for businesses, as well as offer complete business bank accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Corporate Benefits and Payroll:    solutions for employees and human resources departments, such as vouchers to employees for meals, transportation and other benefits, payroll advances, as well as a payroll accounts.

Another strategic pillar is Audiences and Ecosystem Integration, which includes our PicPay Shop, as well as our Ads solutions. The integration of our audiences, which include our consumers and businesses, is essential to increase engagement and monetization of both sides of our ecosystem. We intend to leverage our consumer base by continuing to offer complementary and monetizable products, such as phone top-ups, digital goods and partnerships with mobile network operators at the PicPay Shop, as well as increase our consumers’ engagement through our PicPay Shop affiliate model, which enables our consumers to access a wide range of differentiated cash back offers funded by merchants in our platform. For businesses, we intend to gain more traction from our Ads solutions, through our in-app display solutions and customer relationship management (CRM) channels, amplifying leads for thousands of businesses through our platform, as well as offering a platform that allows brands to deliver digital promotions to millions of consumers through our PicPay network, bringing several benefits for merchants, such as customer acquisition, re-engagement of old customers and promoting increased customer spending.

The graphic below illustrates our evolution of total revenue and financial income from 2018 to December 31, 2024:

We are one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of December 31, 2024, and one of the leading payment platforms in Latin America, with 39 million quarterly active consumers as of December 31, 2024, compared to 34 million quarterly active consumers as of December 31, 2023, an increase of 12.7% year over year, and a consolidated TPV of R$421 billion for the year ended December 31, 2024, compared to R$271 billion for the year ended December 31, 2023, an increase of 55.5% year over year. Out of our 39 million quarterly active consumers as of December 31, 2024,

14% are consumers who only opened our app at least one time, compared to 17% as of December 31, 2023. To achieve these results, we invested heavily in marketing to build a nationally recognized brand and grow our customer base, as well as in technology to expand our portfolio of products and services, totaling R$2.6 billion in marketing expenses and technology expenses from 2020 to 2022, which contributed to significant operating losses during these years. The average cost of acquiring a new customer, which includes performance media (such as Google and Facebook) and member-get-member (MGM) (referrals), was R$13.6 per new customer from 2020 to 2022. During the years ended December 31, 2024 and 2023, our marketing expenses and technology expenses totaled R$842 million and R$625 million, respectively.

Our total revenue and financial income increased by 61%, to R$5.6 billion in 2024 from R$3.5 billion in 2023, leading to a profit for the year of R$252 million in 2024 compared to R$37 million in 2023. Nevertheless, this trend of increasing results can only be maintained if our platform continues to be attractive to our consumers and businesses. The attractiveness of our platform depends upon several factors, including the mix of products and services available to consumers and businesses through our platform, our brand and reputation, customer experience and satisfaction, customer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitment of resources, development of our processes and other investments and innovations and may not result in the long-term benefits that we expect. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses. For more information about the challenges that might impact our ability to continue to profitably grow our business, see “Risk Factors — Risks Relating to Our Business and Industry — A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations” and “— A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.”

We believe we have built a well-known brand in Brazil. In the financial institutions market, our brand was known by 98% of banked Brazilian adults belonging to the high, upper-middle, and lower-middle income brackets, based on a November 2024 brand tracking study commissioned by us and conducted by IPSOS, a global market research company. We operate a two-sided ecosystem that connects our consumers, businesses and third-party affiliate partners, and our mission is to develop a marketplace to democratize access to financial services for everyone.

As of December 31, 2024, we had R$20 billion in deposits (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements), compared to R$13 billion as of December 31, 2023. Cash-in totaled R$110 billion in the three months ended December 31, 2024, compared to R$77 billion in the three months ended December 31, 2023, representing an increase of 43% period-over-period. For the year ended December 31, 2024, cash-in totaled R$378 billion, compared to R$239 billion for 2023, an increase of 58% year-over-year. As of December 31, 2024, approximately 602,000 active businesses accepted PicPay’s payments network, corresponding to a Merchant Acquiring TPV of R$12 billion in the three months ended December 31, 2024, compared to R$8 billion in the three months ended December 31, 2023, representing an increase of 39% period-over-period. In the year ended December 31, 2024, our Merchant Acquiring TPV totaled R$38.7 billion, an increase of 33% when compared to 2023. In the year ended December 31, 2024, revenues generated from our small and medium-sized businesses segment totaled R$190.5 million of our total revenue and financial income, as compared to R$133.5 million in the year ended December 31, 2023, an increase of 43% year-over-year.

The graphics below highlight certain of our operating achievements:

2024

____________

(1)      Consumers who opened the PicPay app and/or made at least one financial transaction and/or generated revenues in the fourth quarter of 2024 (including those that voluntarily closed their accounts in that quarter).

(2)      Deposits held by consumers on December 31, 2024.

Unit standard: M (million); B (billion).

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform.

In order to remain competitive, we are constantly involved in projects to develop new products and services. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or increase the number of consumers or businesses using our platform, which could reduce the attractiveness of our platform to other consumers and businesses, materially and adversely affecting our business, results of operations, financial condition and future prospects.

Additionally, following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares. Accordingly, our ultimate controlling shareholders will control approximately          % of the voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; appoint a substantial majority of the members of our board of directors; and exercise overall control over us. See “Risk Factors — Risks Relating to Our Business and Industry — Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

Our Unique Approach

We believe that we have adopted a unique approach in building our business that will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

•        Open Platform.    We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy which allows them to leverage various funding sources for transactions, including not only their deposits and PicPay credit card, but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others. The figure below illustrates the evolution of our portfolio and includes logos of some of our partners that are integrated into our app in order to offer their products and services to our consumers.

Evolution of our Open Platform

To a much broader two-sided financial ecosystem
From a day-to-day payment app in the early years...
Smart POS
Residential Assist.
Pharmacy Assist.
Bonus Limit
Safe Mode
Underage Acc.
ADS
Secured Cards
Investments
Payroll Advance
Black/Plat. Card
Life Insurance
Pix Insurance
Auto Secured Loan
Account Aggregator
Corporate Benefits
BNPL
Payroll Loan
Full Acquiring
Cell Phone Insurance
Piggy Banks
P2B Lending
PFM / Open Finance
Banking License
International Remittance & Foreign Currency Exchange
FGTS Loans
DDA – Bill Payments
Vehicle Debt Management
Payroll Portability
Ecommerce
Digital Wallet Insurance
PicPay Shop
Direct Message Feature
PicPay Card
Personal Loans
PIX
Bill Payments
P2P
QR Code
Among many others
2012 - 2017
2018
2019
2020
2021
2022
2023
2024
Payments
Services
Banking / Credit
Businesses

•        Two-Sided Ecosystem.    At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables. The graphics below illustrate our two-sided ecosystem encompassing solutions for both consumers and businesses:

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

•        Open Finance.    Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, and offering financial products. After the integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received more than 8.6 million active consents from consumers, meaning consumers that opted in to share their financial information from other institutions with PicPay as of December 31, 2024. According to December 2024 data from Openfinance.org, we are the second largest player in terms of market share of active consents received with 14.0%, only behind Nubank (27.2%) and ahead of Mercado Pago (12.9%), Santander (6.9%), Itaú (6.6%), Banco do Brasil (6.3%), Caixa Econômica (5.9%) and Bradesco (3.7%). In the first half of 2023, we launched our Account Aggregator product, which enables consumers to integrate and consolidate all of their banking accounts from other financial institutions through Open Finance, on the PicPay app.

In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. We are one of the leaders in payment initiation, with a cumulative volume of more than 2.2 million API requests from our consumers from April 2023 to December 2024, when we activated payment initiation in the Account Aggregator, based on information provided by Open Finance.org. API requests allow consumers to connect apps to the platform, which then initiates payments directly from their bank account to another bank account, which occurs through the transmission of account information to the API, which then initiates payment on the consumer’s behalf. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our Account Aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

•        Social Network.    Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining such data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

•        our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

•        cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

•        connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

•        online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

•        daily marketing and investment content for our PicPay Invest consumers.

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Our Two-Sided Ecosystem

Our Consumer Platform

Our consumer platform includes a comprehensive portfolio of products and services catering to the diverse day-to-day needs of our consumers and consists of our wallet and banking, financial services, acquiring & banking, corporate benefits & payroll, and audiences & ecosystem integration.

•        Wallet and Banking

At the heart of our consumer ecosystem is our digital wallet, which empowers millions of consumers to manage their money effortlessly and conduct various forms of payments via Pix, P2P, bill payments, P2M and BNPL. Consumers can fund their digital wallets in different ways, such as electronic funds transfers from their accounts held with other financial institutions (wire transfers or Pix), via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans, or via credit card (including our PicPay Card or any credit card from a third-party issuer registered on file).

Our digital wallet was introduced with our P2P payments’ functionality and we believe it helped revolutionize the way Brazilians transfer money in real time. Subsequently, the implementation of Pix introduced more people in Brazil to instant digital payments, and this became a cornerstone of our digital wallet. By leveraging Brazil’s instant payment system, we enable consumers to engage in swift, secure, and real-time transactions. This feature was quickly adopted and has been favorable to our platform, mainly as a result of the following factors: (i) higher number of people included in digital payments for the first time, since Pix is free of charge for consumers; (ii) better and frictionless experience in onboarding clients versus traditional banking; (iii) higher engagement and cross-selling opportunities, and (iv) potential monetization coming from new products using the Pix infrastructure, expanding our TAM.

Over ten years of relentless work and almost US$0.8 billion of invested capital, we built one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of December 31, 2024. We have 39 million quarterly active consumers, which we expect to continue growing due to the popularity of our digital wallet among Brazilians. Additionally, we have one of the largest numbers of registered Pix keys in our platform, with more than 77 million Pix keys registered as of December 31, 2024.

We strive to provide a complete and open payments platform that allows people to send, transfer, receive and manage their own money in a simple and innovative way, and we charge fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform. We operate an asset-light model, in which the majority of transactions on our platform are funded by credit cards from third-party financial institutions.

•        Financial Services

We believe we have redefined the way consumers manage their finances by offering our own and third-party financial services within the PicPay platform, providing a holistic integrated experience for consumers without having to leave the app to access these services. We operate a multi-funding financial marketplace model, focusing on the distribution of products and services from third-party partners (without credit or underwriting risk to us) and our own credit products for select consumers. Through partnerships with financial institutions, we facilitate the distribution of loans and insurance offerings, empowering consumers to gain access to financial products that best suit their needs. The convenience of applying for loans or insurance products within the PicPay app has resulted in significant adoption, with consumers buying one or more of these products and originating R$6.8 billion in own and third-party loans in the last twelve months ended December 31, 2024, and 5.1 million active insurance policies as of December 31, 2024.

Currently, we offer, directly and through third parties, the following products in our financial marketplace: personal loans, FGTS loan (Fundo de Garantia do Tempo e Serviço, which is the Severance Indemnity Fund for Employees in Brazil), auto-secured loans, public payroll loans, PicPay cards (credit, debit and secured cards), P2P lending, and insurance (digital wallet, cell phone, life insurance, loan protection, protected credit card invoice insurance, home insurance, health care and home care insurance).

Data plays a significant role in personalizing the insurance products we offer, since it helps us design our solutions, adjusting coverage for consumers on an individual basis. Our Pix insurance coverage limit, for example, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their wallet balance. Therefore, we are able to deliver a product that aligns with consumers’ needs and affordability. Consumer acquisition and monitoring are conducted directly through the PicPay app. Consumers can access their insurance policies, understand coverage, ask questions and also participate in the monthly giveaways offered by the insurer. As of December 31, 2024, we reached the milestone of five million active insurance policies.

In addition to products from third-party partners, we also distribute our own issued credit and debit cards and personal loans for select consumers that we believe have a favorable credit profile, as well as FGTS and public payroll loans. We are able to leverage the user data that we collect from transactions within our ecosystem and from Open Finance consents to offer credit to those consumers who meet our strict credit underwriting criteria. We believe that as one of the largest digital wallets in the market, we are able to develop a credit history based on the everyday payments of our consumers, and also generate user credit scores based on our proprietary algorithm. Combining that with AI models and machine learning, we provide more relevant personalized offerings targeted at our consumers’ needs, increasing engagement and enhancing user experience. As of December 31, 2024, we had issued almost 30 million PicPay combo cards (cartões múltiplos), which are both debit and credit cards, and since the launch of our PicPay combo card product we have processed more than 2.3 billion transactions and R$97 billion in PicPay Card TPV.

We intend to continue to broaden the range of financial services offered to our consumer base over time. In February 2023, we acquired BX Blue, a Brazilian fintech specialized in offering payroll loans to public sector employees through its fully digital financial marketplace. Through this acquisition, we are entering a market that accounted for 18% of the consumer credit market in Brazil as of December 2022, based on outstanding credit balances, according to data from the Brazilian Central Bank.

Our investments empower consumers to grow their wealth within the PicPay ecosystem. We offer several investment products, such as CDBs (Certificates of Bank Deposits), equities, fixed income and person-to-business, or “P2B,” lending.

One of our investment products that has gained substantial traction is our Piggy Bank (Cofrinho), which allows consumers to invest their savings for a predetermined period while yielding attractive returns. Our CDBs with different maturity and interest rates, range from daily liquidity (when invested in our Piggy Bank, yielding 102% over the Brazil Interbank Deposit Certificate, or “CDI, rate”), to 3, 6, 12, 18, 24 or 36 months, yielding 103%, 104%, 105%, 106%, 107% and 108% over CDI, respectively.

Our consumers can also lend to corporations with attractive yields through our P2B lending product. Additionally, we have recently introduced other fixed income products and equity and multimarket funds, which enables our consumers to diversify their investment portfolio.

Our Business Platform

Our offerings for businesses are designed to streamline financial operations for enterprises, offering several tools and features that cater to diverse business needs. Such solutions encompass payments acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services.

Acquiring & Banking

We offer complete digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their e-commerce websites or in-store. There are five primary channels that businesses can receive payments from consumers within our system using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals. We believe that our platform offers comprehensive analytics and reporting features, allowing businesses to gain insights into their financial performance, track past transactions, and analyze consumer behavior. We believe that these data-driven insights empower our business customers to make informed decisions, optimize their operations, and tailor marketing strategies.

We intend to strengthen and grow our payments solutions suite for businesses. In 2023, we introduced key initiatives beginning with the roll-out of our own merchant acquiring platform, allowing PicPay to operate as a full merchant acquirer in order to capture, process and settle all card transactions done in app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront. We expect to grow our merchant acquiring capabilities for both online and in store purchases and sign up with more sellers. In the first quarter of 2024, we launched our first POS solution in the Brazilian market, including Pix payments. We plan to expand our portfolio with Smart POS, mPOS (mobile point of sale) and Tap on Phone solutions, enhancing our commercial offerings.

Additionally, we are focused on leveraging and improving the user experience for our online checkouts to leverage our PicPay e-wallet usage and expanding adoption nationally by partnering with leading global companies such as Uber, Google Play, and AliPay (AliExpress, Kwai) and several other online sellers and online platforms across various categories. Our business ecosystem is still under development, and our relationships with these providers have not generated any material revenues.

We offer a comprehensive and holistic suite of solutions to empower businesses to conduct their operations more efficiently and seamlessly, such as business accounts, cards, prepayment options, and working capital solutions. We provide businesses with a dedicated digital wallet for day-to-day payments and banking transactions, which serves as a centralized hub for their financial activities. Businesses can manage transactions, track revenues, and simplify reconciliation, reducing administrative burden and ensuring financial data accuracy. We believe that our prepayment and working capital solutions help businesses to manage their cash flows, by funding their accounts in advance. Moreover, businesses are able to receive their consumers’ receivables in advance as well as access credit lines for short-term liquidity. Such solutions are either funded through our financial institution partners or with our own balance sheet, providing capital for expansion, inventory restocking or other growth initiatives.

Corporate Benefits & Payroll

We have entered the corporate benefits business as part of our services for businesses. This mainly includes providing corporate benefits cards to employees for meals, transportation and other benefits, as well as payroll advances and payroll accounts. These features offer advantages for both employees and employers on a single platform.

Audiences & Ecosystem Integration

Our Audiences and Ecosystem Integration includes our PicPay Shop and our Ads solutions. The integration of our audiences, which include our consumers and businesses is essential to increase engagement and monetization of both sides of our ecosystem. We will leverage our consumer base by offering complementary and monetizable products such as phone top-ups, digital goods, and partnerships with mobile network operators at PicPay Shop, through which we receive commissions from sales. For businesses, we will gain more traction coming from our Ads solutions, through our in-app display solutions and CRM channels, amplifying leads for thousands of businesses through our platform. PicPay’s Ads content includes recommendations and branded content created by our partners, advertiser funded rewards, such as discounts, incentives and coupons integrated with consumers wallets, and monetized transactions, in which consumers are given financial incentives to watch, click or share promoted content. Our advertising solutions allow merchants and brands to reach audiences based on consumer behavior and purchase history to drive actions, such as shopping, watching and sharing content.

In addition to the use cases in which we directly monetize through the aforementioned products, we also have a business line exclusively dedicated to engagement within our ecosystem. Our PicPay Shop is an open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee and AliExpress, which qualifies our consumers for a merchant funded cashback deposited directly in their digital wallet, increasing their engagement within our ecosystem.

Online shopping through PicPay has gained popularity, enabling consumers to make secure and convenient purchases from a wide range of 365 active stores as of December 31, 2024, totaling R$1.8 billion in GMV at the PicPay Shop in the year ended December 31, 2024, reflecting the trust of our consumers in PicPay as a preferred platform to procure products, services, and experiences.

With the purpose of increasing business engagement, we offer a platform that allows brands to deliver digital promotions to millions of consumers through our PicPay network, which includes several benefits for merchants, such as customer acquisition, re-engagement of old customers and promoting increased customer spending.

Our Market and Trends in Our Favor

Overview

We currently operate in Brazil, a large and dynamic country with a total population of 212.6 million, according to the estimate provided by IBGE on July 1, 2024. Brazil’s GDP is R$11.7 trillion, and household consumption is R$7.5 trillion, or 64% of GDP, all according to information provided by the IBGE as of December 31, 2024.

Despite the size of its economy and its relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies and also has relatively low levels of household and corporate debt, with aggregate debt of 35% of its GDP as of December 2023, compared to more developed economies, such as the United States (73%) and Japan (66%), based on information provided by the International Monetary Fund.

In summary, Brazil offers a conducive environment for disruptors, such as PicPay, due to its large population, expanding digital infrastructure, and continuously growing demand for financial services. The nation has a sizeable under-served population which presents a potential opportunity, while recent regulatory developments are positive for promoting innovation. Additionally, there is a strong culture of adopting digital solutions which further enhances Brazil’s appeal as an attractive market for us.

Our Market Opportunity

Our addressable markets include various sectors, as further described under “Industry Overview.” Based on internal data and public data, we estimate there will be a TAM with a net revenue pool of R$569 billion for the year 2025 for segments within our consumers’ ecosystem, including digital wallet (R$12 billion), cards (R$174 billion), and consumer loans (R$383 billion). We believe that we have the opportunity to penetrate in all of our businesses, since we are noting a substantial change in consumers’ behavior in recent years, as they are increasingly adopting more digital solutions for their daily payments, as well as exploring new use cases regarding payments with a credit card as a source of funding and demanding more personalized loans to manage their financial lives.

Regarding the TAM of our business ecosystem, we estimate a net revenue pool of R$139 billion for the year 2025, as we expect to observe growth in the corporate benefits industry, as well as in the merchant acquiring and business loan markets, given a higher demand especially from small and medium merchants that are increasingly demanding new payment acceptance and credit solutions to manage their businesses. We estimate that the net revenue pool for the corporate benefits market will reach R$10 billion for the year 2025. Also based on our internal estimates, the net revenue pools for the TAM of merchant acquiring and businesses loan industry are expected to achieve, respectively, R$42 billion and R$87 billion in the year 2025.

Our TAM represents the total potential net revenue generation of our two-sided ecosystem in the Brazilian market for 2025. We calculate our TAM by analyzing information of each of the following sectors in which we operate: digital wallet, cards, consumer loans, corporate benefits, merchant acquiring and business loans. As an initial step to calculate TAM, we estimate the addressable market for each sector in terms of volume, as volume growth is a key driver of net revenue potential. Our estimates are based on a combination of publicly available information and internal data. Using our estimates of the total volume of our addressable markets, we can then calculate the potential net revenue of the addressable market for each sector. In order to do so, we make several assumptions, such as market adoption rates, pricing strategies and competitive dynamics, using both public and internal data. Our TAM is calculated as the aggregate of these net revenues.

We believe that this measure is helpful for investors since it offers a view of the market’s potential scale and growth trajectory, which is essential for assessing our business’s long-term viability and profitability. Moreover, we believe that the calculation of TAM enables investors to measure our market penetration and growth potential.

In addition, our strategic decisions must be informed by a clear understanding of the markets in which we operate in order to capture opportunities and increase our market penetration. We continuously monitor and update our TAM to reflect changes in the market landscape, with the aim of ensuring that our business strategies are aligned with current and future market opportunities. Our management uses TAM estimates to assess our penetration potential in each of the markets in which we operate. These estimates help us understand the size and opportunity of each market segment, providing a clear view of our growth and expansion potential across our different areas of operation.

For more information related to the assumptions and estimates used for our calculation of TAM for each segment see “Presentation of Financial and Other Information — Total Addressable Market” and “Business — Our Opportunity.”

Our Consumers

According to our internal data as of December 31, 2024, our consumer base primarily consists of a younger demographic, with an average age of 36 years. In addition, 85% of our consumers are lower-middle to low-income and approximately 75% are located in the Southeastern and Northeastern regions of Brazil. We have approximately 2.0 million high income consumers as of December 31, 2024, consisting of consumers with monthly gross income above R$15,000 and/or deposits/investments above R$40,000. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with 4.8 million consumers with monthly gross income above R$10,000 (being less than 5% of the economically active population according to IBGE in 2015), where we expect to enhance our value proposition with the new banking and investment products, and approximately 5.7 million consumers with monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

____________

(1)      High income: monthly gross income above R$15,000 and/or deposits/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to R$15,000. Lower-Middle & Low Income: monthly gross income between R$0 to R$4,000.

(2)      Census (Censo) 2022 from IBGE.

We believe we are leading the digital transformation wave in Brazil, and possess a national footprint, covering all demographic segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

As we evolve from our digital wallet into a broader platform, offering a larger suite of products and services to our consumers, including banking and investment products, we have started to adopt a more customized approach to our consumer base, moving away from a one size fits all approach in terms of product offerings and promotions, to a tailor-made and personalized approach for each consumer segment. This will help us to increase cross-selling opportunities and better meet the financial needs for each consumer segment. Currently, our consumer base comprises four consumer segments: Low Income, Middle Income, High Income, and High Income Plus (which are clients with investments over R$100,000), as illustrated below:

Accordingly, we have also evolved our value proposition for each consumer segment. For instance, some consumer segments have different home screens, with personalized product and service offerings, and exclusive support from an account manager, in addition to our 24/7 call center support.

Key Tailwinds

Increasing Digitization of Financial Services

We believe that Brazil’s growing digital landscape provides us with a significant growth opportunity, particularly in the instant payments category, which has been enhanced by Pix rails in recent years. According to information provided by ACI Worldwide, Brazil is expected to be the second largest country in terms of real-time payment transactions per individual per month by the end of 2027, reaching approximately 51.8 transactions per individual per month, only behind Bahrain (83.3 transactions per individual per month) and ahead of countries in which instant payments were launched and became widespread among the population years ago, such as India which launched the Unified Payments Interface (UPI) in 2016 and is expected to achieve an average number of 18.2 transactions per individual per month in 2027.

In terms of all real-time payments conducted globally and according to ACI Worldwide data, Brazil accounted for a 15% share by the end of 2022, second only to India, which achieved a 46% share. Additionally, Brazil is expected to have a CAGR of 31% from 2022 to 2027 in terms of the number of real-time payments. This is the highest growth rate compared to Latin America (29%), the Middle East, Africa and South Asia (21%), Asia Pacific (14%), Europe (21%), and North America (27%).

Favorable Regulatory Initiatives

The COVID-19 pandemic in 2020 led to a significant shift in consumer behavior, when the interest in and adoption of digital accounts and financial platforms increased substantially. According to information provided by the Brazilian Central Bank, the average banking relationships, or number of bank accounts, per individual in Brazil reached 6.0 at the end of 2023, which almost tripled over the last ten years, when Brazilians had an average number of 2.1 accounts per individual. This trend is indicative of a strong tailwind driving the expansion of Open Finance coverage among Brazilians. Since the launch of Open Finance in 2021 as one of the key regulatory initiatives developed by the Brazilian Central Bank to improve consumers’ banking experience, we are experiencing a more innovative environment as financial institutions start to provide a wide range of new products and solutions. We are positioned to capture this opportunity as, at the end of December 2024, according to data available from Open Finance (openfinancebrasil.org), we were the second largest Open Finance player in terms of active consents, reaching 14.0% market share, only behind Nubank (27.2%).

As part of the Brazilian Central Bank’s agenda of innovation, payment initiation is key to enhancing digitization and fostering engagement among consumers. It allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial services providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, see “Business — Our Products and Solutions — Businesses Ecosystem — Direct Message). We started operating as a payment initiator in February 2023, providing the ability to complete Pix transactions from other financial institutions through our Account Aggregator. We have observed that transactions initiated by PicPay are growing, which we believe allows us to increase overall spending across both financial and non-financial products and services offered through our open platform.

Our Strengths and Competitive Advantages

As a result of our unique approach and scale, we believe we are favorably positioned to continue to grow our business with attractive unit economics and expand our addressable market. We expect that our competitive advantages will continue to strengthen as we scale further and compound over time on the back of our large consumer base, our broad product offering and holistic ecosystem. We believe that the key to our success is based on the main factors described below.

Significant Scale of Customer Base.

Our open platform approach combined with a multitude of cash-in (funding) sources and cash-out (payments) methods has allowed us to become one of the largest day-to-day payments apps in Brazil according to the Brazilian Central Bank. We believe that the scale of both our consumer and business customer base provides a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our consumers.

Our Unique Wallet and Banking Business Model.

We have a unique and scaled wallet and banking business model, providing a complete hub for day-to-day payments, offering a wide range of payment use cases (bills, Pix, P2P, P2M, top ups) and a multitude of sources of funds, such as account balance, credit cards, payment initiation and buy now pay later, for both consumers and businesses, allowing us to (i) use our complete wallet to add new users with a very low cost to acquire and serve, and (ii) increase customer engagement and collect a lot of critical financial and non-financial data, helping us to cross-sell and upsell new products and services, such as credit products (i.e. PicPay credit cards, collateralized and unsecured loans, BNPL, among others). We collect a massive amount of data from our consumers and businesses through our day-to-day payment app, for example, types of credit cards registered on file (multiple categories), average ticket of payment transactions, source of funds used to pay transactions, deposits, investments, bill payments (utilities, credit card invoices, taxes, consumer bills), among others, in combination with our Open Finance capabilities — such as our account aggregator product, where we consolidate in app all other banking accounts from institutions that our consumers have a relationship with.

We ended the fourth quarter of 2024 with 39 million quarterly active consumers in our ecosystem and approximately 44 million credit cards registered on file, capturing a total Wallet and Banking TPV of R$108 billion, with an average monthly cash-in of R$37 billion, R$20 billion in deposits (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements) as of December 31, 2024, and 11% of Pix coverage (which takes into consideration Pix transactions where PicPay was the sending or receiving account for another financial institution and excludes transactions between PicPay accounts), in terms of number of transactions in December 2024. We have presence in almost 100% of all Brazilian municipalities, being present in 5,568 municipalities as of May 16, 2024, according to internal data we collect from our customers, out of 5,570 municipalities, based on IBGE’s data for 2022. Additionally, our PicPay app has been installed on 36.2 million Android phones in Brazil as of December 31, 2024, according to Data.ai, a Sensor Tower Company, out of an estimated 127.6 million smartphones being used in Brazil, according to Android.com, meaning at least one in four Android phones in Brazil has the PicPay app installed.

Our Wallet and Banking segment is the foundation of our business model, being the main engine for our business diversification strategy leveraging complementary new businesses and services, mainly (i) our own digital banking business, offering digital credit products such as PicPay credit cards, BNPL, personal loans and collateralized products such as FGTS and public payroll loans and also distributing other products and services from third-party partners such as insurance and (ii) our seller’s acquiring and financial platform, benefiting from approximately 44 million credit cards registered in our app and extending the acceptance of our e-wallet among online sellers.

We believe that our scaled and widely adopted digital wallet is a unique asset compared to other relevant digital challengers, and puts us in a unique position to diversify our business model and to accelerate digital financial services distribution for both consumers and sellers.

Our One-Stop-Shop Model.

We believe that we offer a holistic financial platform that is designed to address the daily financial, shopping and communication needs of our consumers, connecting them to each other and to businesses and third-party financial institutions through a simple, intuitive and seamless platform that leverages social features and user experience. By being a one-stop shop for our consumers, we believe that we position ourselves in all stages of the daily lives of our consumers, boosting engagement, retention and cross-selling opportunities while improving user experience.

Our Strong Brand Recognition.

We believe we have built a well-known brand in Brazil. In the financial institutions market, our brand was known by 98% of banked Brazilian adults belonging to the high, upper-middle, and lower-middle income brackets, based on a November 2024 brand tracking study commissioned by us and conducted by IPSOS, a global market research company. In an independent survey conducted by Mobile Time/Opinion Box in September 2023, PicPay was ranked as the second most popular digital bank/digital wallet in Brazil. When asked which banks/digital wallets people used to transact through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%).

Our Powerful Network Effects.

We believe that we benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. The two-sided nature of our ecosystem is complementary with each side reinforcing the growth of the other side, building a virtuous value cycle for both consumers and businesses, who are drawn to our platform’s convenience. As more consumers join the platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families, and businesses. We believe this reinforces the flywheel effect, as more consumers join the social network, it becomes increasingly valuable to each participant, and motivates them to bring their contacts into the ecosystem.

Our Differentiated Approach to Product Development.

We believe that our decentralized organizational structure and playbook of product development enables us to launch and scale new products and services faster than our peers. PicPay is structured into different business units, in which each unit has full responsibility, autonomy and dedicated squads to run its business on a day-to-day basis, prioritizing the launch of products and services aligned with our corporate strategy, while at the same time being committed to driving increased profitability for the overall company. The chart below shows the evolution of products and services launched since 2021:

2021

- Personal Loan
- PicPay Card
- Direct Message Feature
- PicPay Shop
- Acceptance through 3rd Party Acquirers

2022

- Pix Credit
- Payroll Portability
- Wallet Insurance
- Credit Score
- Credit Monitoring
- Integrated QR Code
- Vehicle Debt. Mgmt.
- Piggy Bank
- FGTS Loans
- PFM
- International Remit & Exch.
- P2BL
- Cell Phone Insurance
- Open Finance Hub
- Virtual Pre-paid Card for merchants

2023

- Bill Split
- Payroll Loan
- Additional Card
- Corporate Benefits
- Pix Insurance
- CDBs
- Account Aggregator
- Auto-Secured Loan
- Salary Account
- Secured Cards
- Life Insurance
- Merchant Acquiring Platform
- Black & Platinum Cards
- BNPL
- Premium Account
- PicPay Ads

2024

- PoS / ECR Terminals
- Loan Insurance
- Underage Account
- Safe Mode
- Extra Limit
- Home Insurance
- Health Care Insurance
- Home Care Insurance
- Credit Card Invoice Insurance

Our Innovative Technology.

We leverage cutting-edge proprietary technology, including AI-driven models, robust security features, and a user-friendly interface, with the purpose to continually enhance the user experience and maintain our competitive edge. Our approach also allows us to embrace new technologies, such as instant payments (P2P, Pix and P2M) and Open Finance without any conflicts of interest. We process many types of transactions, including Pix, which processes over 20,000 payments every minute in connection with approximately 77 million Pix keys registered on PicPay as of December 31, 2024. This is made possible by our 100% availability, which has allowed us to maintain our “A” level in the service quality index (IQS) published by the Brazilian Central Bank on a monthly basis, the latest available as of December 2024. The IQS level represents the quality of the Pix service provided by Pix participants to their customers. With more transparency, potential consumers, companies and government entities have a more complete set of information to choose through which institution they want to use Pix. The IQS is comprised of the following three components: (i) complaint index, which measures complaints registered with the Brazilian Central Bank related to Pix; (ii) availability index, which measures the degree of availability of the infrastructure necessary to provide Pix to end users; and (iii) timeout index, which considers the number of transactions that were rejected due to a timeout applied by the instant payments system in a given month. If the complaints and timeout indexes have a grade of A or B and the availability index is met, the institution receives an overall rating of “A,” which signifies that the institution has offered a quality service. A potential rating downgrade could impact the entrance of new customers and the retention of existing ones. We also rely on a significant amount of proprietary data to drive our decision making on new products, credit analysis, cross selling, incentives and to improve the experience for consumers and businesses.

Our World-Class Management Team.

We believe that we have attracted highly talented and experienced executives from the most successful companies across payments, banking, e-commerce, and technology, who have brought deep expertise and creative ideas in technology development, data analytics, product design, branding, business and people management, corporate strategy and credit underwriting, and are closely aligned with our mission and vision. This is supported by a robust governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees.

We believe that our team boasts a deep understanding of the technology and financial services landscape, enabling us to identify strategic acquisition targets that align with our products and services portfolio.

Our Advantaged Unit Economics.

We believe that we operate with favorable unit economics, as evidenced by our ability to recover our consumer acquisition costs, or “CAC,” with cumulative contribution margins, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis, in 9 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers. We believe our favorable payback dynamics and strong revenue retention rates are supported by our ability to deliver high consumer engagement, low churn, and strong ability to scale and monetize new products and services.

Additionally, we have been able to maintain our average cost to serve per quarterly active consumer at low levels (R$6.2, or US$1.0, on a monthly basis, based on the real/U.S. dollar exchange rate of R$6.1923 per US$1.00 as of December 31, 2024). This is due to our ability to scale our platform and leverage sustainable cost advantages.

Our Vision for the Future

Our growth strategy is centered on a multi-faceted approach designed to solidify our position as a leading financial services platform in Brazil. We believe that through the initiatives below, we are poised for sustainable growth and are confident in our ability to create long-term value for our investors and stakeholders.

Grow within our consumers’ financial lives.

By adding new products and services to our platform and using our digital wallet to access millions of consumers, we bring more usage with product depth and our app becomes part of our consumers’ daily routine. In the last twelve months, we launched, on average, one product per month, driving higher engagement and decreasing the average time our consumers take to adopt more products. As we further improve our platform and user experience, and expand our ecosystem by introducing new products and services, not only do older cohorts increase the adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster.

Business diversification.

We are constantly innovating to provide consumers and businesses with access to new payment methods, financial and non-financial services, aiming to diversify our revenue base to other products in addition to our digital wallet. For the year of 2024, total revenue and financial income from our Wallet and Banking segment represented 50% of our total revenue and financial income of our reportable segments, compared to 79% for 2023. We have a unique digital wallet business model, combining a digital and user-friendly hub for day-to-day payments, which creates a very low-cost platform to acquire new consumers and sellers and helping us to increase customer engagement and cross-sell new products and services. On top of our digital wallet business, we have the following two main growth businesses with the purpose to diversify our business model: (i) our digital banking business, which introduces new financial services, such as PicPay Cards (credit, debit and secured cards), loans (personal, payroll, FGTS, auto secured), and a wide range of insurance and investments products and (ii) our seller’s acquiring and financial services platform, focused on expanding our e-wallet solution (PicPay’s online checkout) and improve the value proposition offered to brick and mortar SMEs going beyond QR code and Pix payments and offering our full acquiring platform through POS terminals, electronic cash registers (ECRs) and Tap on Phone solutions, which will also create opportunities to offer other financial and banking solutions to service the entire lifecycle of our business customers integrated into our ecosystem.

Continuously improving our financial services marketplace.

We are actively expanding our network of partners, by forging strategic alliances with banks, financial institutions, and investors. In tandem with partner expansion, we expect to increase the share of PicPay credit proprietary products (PicPay credit card, personal loans, secured loans, among others) in our digital wallet and financial marketplace amongst our consumers. The low penetration of our own credit products presents an opportunity for us to enhance the PicPay Card, BNPL, personal loans and secured loans, on our open platform and engage our consumer base. As we evolved in our strategy from a digital wallet to a broader platform, we observed that our own credit products were crucial for consumer engagement and are key products to drive growth and profitability in our ecosystem. Accordingly, we decided to adopt a multi-funding strategy approach for our financial services marketplace, including “on balance” credit for core and selected products, such as PicPay credit cards, personal and secured loans, which accelerated our move to fully internalize our credit operations, including origination, underwriting, collection, and consumer support. We began originating loans on our balance sheet in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We believe that by offering our own products and increasing credit exposure to selected consumers and businesses, we foster the growth of our entire ecosystem and significantly improve engagement within our app, expand up-selling and cross-selling opportunities, which should enhance our unit economics.

Principality.

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly choosing PicPay as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. As of December 31, 2024, an average of 34% of our quarterly active consumers use PicPay as their primary financial services platform, and we aim to grow this level of engagement over the next few years. We consider ourselves to be the primary financial services provider relationship for those of our quarterly active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

Customized and personalized approach.

We aim to have a more comprehensive and tailored portfolio of products and services, further enhancing our value proposition beyond the digital wallet and day-to-day payments services, becoming a much broader and deeper two-sided financial ecosystem. We have moved from a one size fits all approach to more targeted and personalized marketing communication and product offerings by analyzing and understanding the financial needs of the various segments of our consumer base. In line with this approach, we are investing in new ads to enhance brand awareness, communicate our new positioning and deliver a more target value proposition.

Open Finance and instant payments.

We continue to strengthen our core strategy to embrace Open Finance and instant payments as independent partners to our consumer and business customers. By focusing on providing the best user experience and transparency, we are committed to leveraging these core principles not only to revolutionize the way consumers and businesses manage their finances, but also to become their financial services platform of choice capable of centralizing all their financial activities in a single hub and having our consumers’ best interests at heart. As of December 31, 2024, PicPay has one of the highest market shares for Open Finance and Pix adoption, with a market share of 14.0% of consumer consents (i.e. consents received from consumers to share their data with PicPay) and 11% of Pix coverage as of December 2024, according to information provided by the Brazilian Central Bank.

Accretive Inorganic Growth Opportunities.

We intend to accelerate our growth by acquiring companies that will expand our product portfolio, improve our capabilities, increase our presence along the value chain or shorten our path to new markets. For instance, the acquisition of Guiabolso accelerated our entry into Open Finance, bringing new technology and expertise to position us as one of the leading players in the market. In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling us to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio.

Recent Developments

On February 26, 2025, J&F International invested R$321.8 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On February 27, 2025, PicS Ltd. invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with a par value of R$1.00 each. On February 27, 2025, PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value.

On March 25, 2025, J&F International invested R$50.0 million in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares. On the same date, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 50,000,000 quotas, all nominative and with par value of R$1.00 each. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 31,643,364 shares, all nominative and without par value.

Our Corporate Structure

The following chart reflects our corporate structure as of the date of this prospectus:

Joesley Mendonça Batista
Wesley Mendonça Batista
50%
50%
J&F Participações[1] (Brazil)
100%
Banco Original (Brazil)
100%
J&F International BV (Netherlands)
82%
9%
PicPay Holdings Netherlands B.V (Netherlands)
José Antônio Batista Costa[2] (Netherlands)
100%
Stichting JAB (Netherlands)
4%
Anderson Chamon[3]
100%
Stichting ACC Family (Netherlands)
3%
Other Shareholders[4]
2%
100%
Pics Ltd. (Cayman)
85.90%
Pics Holding Ltda. (Brazil)
14.10%
100%
PicPay Instituição de Pagamento (Brazil)
100%
Crednovo SEP (Brazil)
100%
PicPay Bank (Brazil)
100%
PicPay Invest DTVM (Brazil)
100%
Guiabolso Finanças Correspondente Bancário (Brazil)
10%
FIDC PicPay I (Brazil)
90%
16.27%
FIDC FGTS (Brazil)
100%
Guiabolso Pagamentos (Brazil)
100%
BX Negócios Inteligentes (Brazil)

____________

(1)      All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

(2)      Mr. José Antonio Batista Costa is our management board member. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. Mr. José Antonio Batista Costa has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Mr. José Antonio Batista Costa, see “Management.”

(3)      Mr. Anderson Chamon is PicPay Brazil’s co-founder and its vice-president of technology and products. Mr. Anderson Chamon has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

(4)      Other shareholders refers to: (i) Stichting AGR, which directly owns            % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares; and (ii) Stichting ECS, which directly owns             % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares. Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR. Mr. Eduardo Chedid Simões, our chief executive officer, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Management.”

(5)      As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.). Prior to the closing of this offering, PicS Ltd. is expected to be removed from our corporate structure by way of dissolution, merger or other corporate transaction.

The following chart reflects our corporate structure, after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares).

____________

(1)      All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

(2)      Mr. José Antonio Batista Costa will be one of our executive directors. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about Mr. José Antonio Batista Costa, see “Management.” Mr. José Antonio Batista Costa has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB.

(3)      Mr. Anderson Chamon is PicPay Brazil’s co-founder and its vice-president of technology and products. Mr. Anderson Chamon has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

(4)      Other shareholders refers to: (i) Stichting AGR, which will directly own            % of our Class A common shares,            % of our Class B common shares and            % of our total common shares; (ii) Stichting ECS, which will directly own            % of our Class A common shares,            % of our Class B common shares and            % of our total common shares; and (iii) investors purchasing our Class A common shares in this offering, who will own            % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares. Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR. Mr. Eduardo Chedid Simões, our chief executive officer, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Management.”

Our Ultimate Controlling Shareholders and the Batista Family

Following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; appoint a substantial majority of the members of our board of directors; and exercise overall control over us. See “Risk Factors — Risks Relating to Our Business and Industry — Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

On March 31, 2021, J&F Investimentos S.A., or “J&F Investimentos,” and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a Share Purchase Agreement, pursuant to which they each purchased 12,499,999 common shares and 25,000,000 preferred shares of J&F Participações S.A. held by J&F Investimentos. Subsequently, on September 10, 2021, Mr. José Batista Sobrinho, JBJ Agropecuária Ltda., Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista entered into a Share Purchase Agreement, pursuant to which Mr. Joesley Mendonça Batista purchased 12,500,001 shares of J&F Participações S.A. held by Mr. José Batista Sobrinho and Mr. Wesley Mendonça Batista purchased 12,500,001 shares of J&F Participações S.A. held by JBJ Agropecuária Ltda. As a result of these transactions, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista became owners of the totality of the capital stock of J&F Participações S.A. On March 4, 2022, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a shareholders’ agreement in respect of their interest in J&F Participações’ capital stock and pursuant to which they jointly control J&F Participações. Messrs. José Batista Sobrinho and José Batista Júnior are not shareholders of, or parties to the shareholders’ agreement of J&F Participações. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

Our ultimate controlling shareholders and our affiliate J&F Investimentos S.A., or “J&F Investimentos,” which is controlled by our ultimate controlling shareholders, are subject are subject to ongoing obligations under agreements entered into in 2017 to settle investigations and proceedings initiated by enforcement authorities in Brazil involving matters unrelated to our company. As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders suffered. For more information, see “Risk Factors — Risks Relating to Our Business and Industry — We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” and the cover page of this prospectus. However, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista do not intend to have a management position in or serve as a member of the board of directors of PicPay Netherlands or any of its subsidiaries, including PicPay Brazil. For more information about our board of directors, see “Management — Board of Directors.”

Other members of the Batista family and affiliated entities serve on our management team and/or hold a portion of our Class A common shares. For example, Mr. José Antonio Batista Costa is an executive director. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. Immediately following the consummation of this offering, Mr. José Antonio Batista Costa will beneficially own            % of our Class A common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). In addition, immediately following the consummation of this offering, Mr. Aguinaldo Gomes Ramos Filho will beneficially own            % of our Class A common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). Mr. Aguinaldo Gomes Ramos Filho is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa. Finally, Banco Original, which is a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações, will beneficially own            % of our Class A common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares).

During the period covered by the financial statements included in this prospectus, we have engaged in transactions with related parties that have had a material impact on our results of operations and financial position, such as certain agreements with Banco Original, which is controlled by our ultimate controlling shareholders. In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay and we entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. For more information, see “Related Party Transactions,” “Risk Factors — Risks Relating to Our Business and Industry — We have entered into material transactions with related parties” and “Related Party Transactions,” “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Corporate Information

The registered office address of PicPay Netherlands is at Stroombaan 10, 1181 VX Amstelveen, the Netherlands. Prior to the closing of this offering, we intend to convert Picpay Holdings Netherlands B.V., a Dutch private company with limited liability, into a Dutch public company with limited liability and to change the name of the company to Picpay Holdings Netherlands N.V. Our principal executive offices are located at Av. Manuel Bandeira, 291, Block A, 1st floor (22 and 23), 2nd floor and 3rd floor, São Paulo, SP, 05317-020, Brazil. We are registered with the trade register of the Dutch chamber of commerce (Kamer van Koophandel) under number 92410456. Our principal website is www.picpay.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

Summary of Risk Factors

Investing in our Class A common shares involves risks. You should carefully consider the risks described in the “Risk Factors” before making a decision to invest in our Class A common shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A common shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face.

Risks Relating to Our Business and Industry

•        A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

•        A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

•        We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

•        Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

•        Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and expand our capacity on a timely and cost-effective basis.

•        Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

•        Our risk management policies and procedures may not be fully effective in mitigating our credit risk and risk exposure in all market environments or against other types of risks, which could expose us to losses and liabilities, adversely affecting our business.

Risks Relating to Legal and Regulatory Matters

•        Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

•        Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.

•        We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

•        Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

•        We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

•        Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Risks Relating to Brazil

•        The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

•        Political instability in Brazil may harm us and the price of our Class A common shares.

•        Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

•        Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

•        Fluctuations in interest rates may harm our business.

Risks Relating to Being a Foreign Private Issuer, an Emerging Growth Company and a Controlled Company

•        As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

•        As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of U.S. domestic companies.

•        As a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we will qualify for, and may rely on, exemptions from certain Nasdaq corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are not “controlled companies.”

•        We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Risks Relating to Our Class A Common Shares and this Offering

•        There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

•        Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

•        We have granted the holders of our Class B common shares pre-emptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.

•        Anti-takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our common shares.

•        We do not anticipate paying any cash dividends in the foreseeable future.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•        the ability to present more limited financial data for our IPO, including presenting only two years of audited consolidated financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS Accounting Standards, as issued by the IASB, we have irrevocably elected not to avail ourselves of any extended transition period provided for by IFRS Accounting Standards and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

Dutch Law

PicPay Netherlands is subject to the Dutch Civil Code (Burgerlijk Wetboek). In addition, a company having its corporate seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on Nasdaq, is required under Dutch law to disclose in its management report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons for such deviations. The Dutch Corporate Governance Code contains, inter alia, principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting) and its audit and financial reporting functions.

PicPay Netherlands intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code from the date that its Class A common shares are listed on Nasdaq, except as may be noted from time to time in its management report.

Anderson Chamon
Co-founder and VP of Technology and Products

PICPAY

Letters from Our Co-Founder, Director and CEO To Our Shareholders:

When I conceived of the idea of creating PicPay, I had only one goal in mind: leaving my house with just my cell phone, scanning a QR Code and, with that, making a payment anywhere or to anyone, as simple as sending a text message.

It all started because I had a lot of trouble making payments in my day-to-day life. Each merchant had its own preferences.

Some only accepted cash, others only credit and debit cards, or even paychecks. Transferring money to friends or family required going to a bank branch and waiting in long lines.

The problem was that in 2012, mobile transactions had not yet become popular in Brazil. Convincing people that smartphones would be the future of payments was our first challenge, not to mention payments via QR Code.

At the start, this was something so new that we had to choose a name that explains itself: PicPay comes from Picture Payment, literally meaning making a payment by scanning an image with your cell phone's camera.

PicPay was founded during the popularization of smartphones in the daily lives of Brazilians and this ended up becoming our greatest risk. As we adopted technologies that had not yet been fully proven, it was difficult to believe that it could work. And, more than that, that we would get this far.

When I look back today, I see the path we've taken from that moment in 2012 to now, and it's impossible to not feel deep gratitude for what we've achieved.

PicPay added more than 18 million new consumers during the pandemic, when we allowed our consumers to receive the government emergency aid aimed at vulnerable people in a 100% digital way. Over the last few years, we have built a robust and complete ecosystem with more than 30 products and services, all through innovation and technology.

Today, we continue to fulfill our initial role of making life simpler in everything that involves money and making people's lives easier every day.

A powerful business

We came up with the idea of creating PicPay on a Sunday — January 8, 2012 — and on the next day, we started working on what our application would be. A few months later, it was live.

I lived in Vitória, Espírito Santo, and we were creating something so different that I spent my afternoons in Café Bamboo, a café in the city that was the first establishment to accept payments via PicPay. I observed the experience of customers using the app and took notes on potential improvements in the customer journey.

Our goal has always been to create an impactful business, capable of making a difference in people's lives. With PicPay, I felt I could achieve it based on people's relationship with money, a subject of great importance in a country like Brazil.

In 2015, when we joined the J&F Group, we found a partner completely aligned with our values. The principles that guided our culture were the same — at most, we said the same thing using different words.

This perfect alignment allowed us to expand our business, which evolved from being only a payment app to becoming a complete financial services ecosystem, maintaining our essence and our hunger to innovate and create new solutions in products and services.

One of the most challenging moments in our trajectory happened in 2020 in the midst of the pandemic. In record time, we allowed Brazilians who were entitled to emergency aid distributed by the government to people in vulnerable situations, to make transfers of financial aid they received through our app. Something that only would have been possible with cash at that time.

In addition to providing more security, as people could solve their financial issues without leaving home and without relying on cash, this alternative brought agility and convenience to millions of people at one of the most crucial moments of their lives.

We are very proud of our history and are committed to building a great future based on the same consistent values and principles that brought us here.

We remain focused on our plan to take PicPay to the next level, and we will not rest, especially given the revolution that AI can bring to this sector. We hope to achieve this alongside new investors who like us believe in the disruption of financial services, and who want to be part of our new journey that begins now.

Thank you very much,

Anderson Chamon
Co-founder and VP of Technology and Products

José Antônio Batista
Director

To Our Shareholders:

It is with great satisfaction and pride that we see PicPay ready to go public. When I met with the startup in 2015 and saw it making QR Code payments and peer-to-peer transactions in the state of Espírito Santo, an unusual place for innovation, it was hard to imagine that the future of financial services was there, right before my eyes.

At that time, I wondered whether people would really do everything they do today with their money through their mobile phones.

Shortly after, not just me, but more than 36 million people from different corners of Brazil and from different social classes, are managing their financial and non-financial lives with PicPay.

For more than ten years, in Vitória, Espírito Santo, the “capixabas” (people from Espírito Santo) have experienced the ease that PicPay’s innovation provides in their daily lives. Long before the digital inclusion of financial services in Brazil, they already knew how to scan a QR Code to make payments and carry out instant transactions 24/7 and for free.

This innovation ended up becoming the most popular payment method in Brazil today, known as Pix, the real time and interoperable payments and transfers infrastructure launched by the Central Bank of Brazil in 2020 that is currently used by more than 150 million people. We are proud to have been the pioneers of instant payments in the country. In our ecosystem, instant payments, meaning P2P payments between PicPay accounts, Pix and P2M transactions, are our foundation and core to our ecosystem.

But we know that it took much more than innovation for PicPay to get to where it is today. On the one hand, it was difficult to believe that this startup was creating the future of payments. On the other hand, it was clear that the hard work and values of its founders and first employees, some of whom remain with the company to this day, would take the business to the next level.

Some of the values that stood out to me right from the beginning were the discipline and relentless focus on the user experience, the simplicity in developing solutions that really make a difference in everyday life and the determination to expand the business responsibly and efficiently.

These same values contributed to the company successfully achieving a net profit throughout all quarters of 2023, recording our first full year with profitability after reaching break-even in the fourth quarter of 2022, earlier than we had expected. These milestones are the result of continuous efforts to improve our operational efficiencies and our ecosystem as a whole.

We have launched several products and solutions embedded with relevant financial innovations, such as Open Finance and Pix, but at the same time, we maintain an unwavering commitment to growth and operational efficiency.

This focus is also a reflection of our senior management who are extremely professional and committed to results. Over the last three years, as we significantly expanded the business, we brought in executives with extensive experience and track record in the financial, payments and technology sector to sustain the Company's growth and prepare it for the phase we are experiencing today. These are renowned figures aligned with our values and history that brought PicPay this far and that will take it to the next level in the coming years.

We believe that the Company's future is long and promising, which is why we have expanded the practices and learnings that are embedded within PicPay to the community. Through the J&F Institute, we provide free, high-quality technical education to students, preparing them to become future business and technology leaders. In addition to training, the Institute also provides financial education to these students' families and promotes the improvement of public schools in communities neighboring PicPay in São Paulo. Financial inclusion is at the company's core, and we are working to expand this concept beyond our walls.

We have more than a commitment, we have a conviction, shared not only by me, but by our entire senior leadership and our more than 4,000 employees, that PicPay is embarking on a journey to deliver its best results.

We have built a solid foundation to be among the largest financial ecosystems in Brazil in the coming years, and we know that reaching and maintaining this next level requires long-term vision and effort that motivate us every day.

Together with experienced global investors at our side that share the same goal of accelerating growth and being part of the transformation of Brazilian financial markets, we believe we will go even further.

We thank all the investors who have agreed to accompany us in this new phase, and we are confident that it will be encouraging and exciting. I also want to highlight my gratitude to the founders, employees and, most importantly, our consumers who trust our ecosystem every day.

Thank you very much,

José Antonio Batista Costa
Director

PicPay

Eduardo Chedid
CEO PicPay

To Our Shareholders:

Over the last three years I've observed an incredible transformation at PicPay, not only in results, but also in people, products and in the quality of what we deliver to our customers. In a rapidly changing environment, we achieved solid financial results, drove a relevant expansion of our portfolio and maintained our focus on profitable growth.

Our discipline is the result of the strong culture that pervades the entire company and of our decentralized organizational structure that prioritizes technology, scalability, and autonomy of each business unit. This composition guarantees that all products that are important for the company's growth are prioritized in an orchestrated manner.

In the last couple of years, the end of near-zero interest rates meant that many companies, like PicPay, needed to focus on efficiency rather than seeking revenue growth at any cost. That's what we did, but not only that. We changed our strategy, reached break-even 18 months earlier than we had expected and delivered five consecutive quarters with positive results, diversified our value proposition and entered growth avenues that we believe will lead the company to even better results in the long term.

More than placing our 36 million active consumers at the center, we thoroughly analyzed their needs to understand how our offers could make their lives even easier. Our goal is for customers to remember PicPay not only when they are making a money transfer, paying a bill or investing for retirement, but also when buying sneakers, paying for an Uber ride and in many other everyday situations.

Today, PicPay is much more than an everyday payments app, we are an ecosystem of financial and non-financial services that serves both sides of this dynamic, people and businesses. Every day the shelves of our business units are stocked with new solutions, and the result is that our customers are more engaged every day, adopting many more products and services than before.

Through the efforts of more than 4,000 employees, we expanded our positions within the disruptive initiatives that brought us here, such as instant payments, being one of the first to offer Pix Credit, and Open Finance, where we offer one of the most disruptive experiences, like our Account Aggregator solution, while gaining momentum in new avenues of growth and additional revenue streams.

We are focused on a trifecta of scale, efficiency, and innovation that has proven to be very effective over the last year, delivering a full profitable year. Therefore, we maintained the scalability of our products, expanded our cross-sell opportunities and our customers' engagement, and established a commitment to operational efficiency and pioneering in new technologies.

Going forward, on top of our successful digital wallet business, we see PicPay moving into the next phase with a new business strategy: first with a new marketing repositioning, going beyond the digital wallet use cases and communicating its new products and services like credit cards, loans, insurance, and investments, showing that we are much more than a payment app. Second leveraging on more than 30 million engaged and active customers in our digital wallet, storing billions of reais in monthly cash-in and deposits, and a lot of data that we collect from day-to-day payments. This is combined with open finance, to build our digital bank, moving away from a financial marketplace 100% focused in distributing products and services from third party partners to offer a hybrid model, where PicPay will originate credit on balance for selected products such as PicPay credit cards, personal loans and collateralized products like payroll and FGTS prepayment.

Credit is an important avenue of growth that we will enter carefully, starting with our first approach with collateral, like our secured credit cards, where we extend credit backing on deposits or investments in our wallet, or payroll and FGTS prepayment. We will gradually offer our micro and small credit limit strategy, extending unsecured credit to our customers via our PicPay credit card or BNPL, in a low and grow strategy, where we can learn from our consumer's behavior, mainly the ones already using our digital wallet products and increase credit limits over time, creating a very powerful flywheel in our ecosystem.

On top of our digital bank, we proved to be a high scale digital platform, succeeding in distributing financial products like payroll and FGTS prepayment, quickly becoming one of the largest digital distributors in the country, or insurance products, achieving millions of consumers in a very short period. Our platform is prepared to scale not only financial products but also non-financial products through our PicPay Shop.

Finally, another avenue of growth will come from our seller's businesses, first leveraging on more than 30 million credit cards on file, offering to online sellers one of the largest customer audiences and easiest online checkouts, and second offering our own merchant acquiring platform, already kicking-off with an almost 1% market share, by processing all credit card transactions used in our digital wallet and targeting to increase our value proposition to almost 1 million merchants already working with PicPay, offering a wide range of products to both online and offline merchants, including QR code, Pix acquiring, POS machines among other banking and financial products.

The PicPay of the future will continue to have the digital wallet as its foundation and core business, but credit products and expanding our platform for sellers and creating a unique interaction among them, will be key to take us to the next level.v

Our mission

Personally, I am very proud to see how tireless our employees were in this turnaround for the company and how committed they are to this next cycle that is approaching.

Our performance and ability to take advantage of the opportunities that arise show how well prepared and organized our teams are and gives me immense confidence and hope for the future. At PicPay, everyone knows that we are in a marathon, that we need to take care of the next mile ahead, but that our goal is to go much further.

We believe we attracted the best talent from all backgrounds, who chose to work at PicPay because of its mission of making people's lives easier, as well as for its democratic and pluralistic character.

We impact millions of people from the most diverse communities in Brazil, which is why we strive to create a culture that esteems for values such as simplicity, humbleness, and determination,

which greatly reflect the characteristics of the Brazilian people and help to achieve good results in business.

Our employees grow with us and mobilize themselves to develop unique solutions. They work hard every single day — with great ownership — to better serve our customers, communities, and each other. They motivate me and impress me every day, even after my more than 30 years of professional experience.

Therefore, I would like to say thank you to all our employees. This moment for the company is a big milestone, an achievement, and the beginning of a much more prosperous cycle that should allow us to make people's lives even easier.

I would also like to thank the shareholders who trusted our strategy and have been 100% committed and engaged with the company's plans and results.

I also want to thank our consumers and reinforce that we are committed to offering the best products, the best solutions, and the best experience in the Brazilian market.

Without a doubt, the next few years will be remarkable, and our employees and customers will be very proud of what we are building.

Thank you very much,

Eduardo Chedid
Chief Executive Officer

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our consolidated financial statements.

Issuer	Picpay Holdings Netherlands N.V.
Number of Class A common shares offered	Class A common shares.
Offering price range	Between US$ and US$ per Class A common share.
Voting rights

The Class A common shares will be entitled to one vote per Class A common share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per Class B common share. See “Description of Share Capital — Voting Rights.”

Pre-emptive rights

Holders of our Class B common shares are entitled to pre-emptive rights to subscribe for additional Class B common shares in the event that we issue common shares, upon the same economic terms and at the same price as Class A common shares, in order to allow them to maintain their proportional ownership interests. This pre-emptive right does not apply to: (1) shares issued to employees of PicPay Netherlands or a group company (groepsmaatschappij) of PicPay Netherlands as referred to in Section 2:24b Dutch Civil Code, (2) shares that are issued against payment other than in cash; and (3) shares issued to a person exercising a previously granted right to subscribe for shares.

The general meeting may resolve to limit or exclude pre-emptive rights. If the general meeting has designated this authority to the board of directors for a period not exceeding five years, the board of directors may limit or exclude pre-emptive rights, but only if the board of directors has also been designated the authority to issue shares. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

In addition, see “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — We have granted the holders of our Class B common shares pre-emptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.”

Option to purchase additional Class A common shares

We have granted the underwriters the right to purchase up to an additional Class A common shares from us within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions payable to us, on the same terms as set forth in this prospectus.

Listing	We intend to apply to list our Class A common shares on Nasdaq, under the symbol “PICS.”

Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately US$         (or US$         million if the underwriters exercise in full their option to purchase additional Class A common shares), assuming an initial public offering price of US$         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we have not entered into any agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in interest-earnings instruments. See “Use of Proceeds.”

Share capital before and after offering

Immediately prior to the completion of this offering, Class A common shares and Class B common shares of our authorized share capital will be issued, fully paid and outstanding. Upon the completion of this offering, we will have Class A common shares and Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares) or Class A common shares and Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full).

Dividend policy

The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividends and Dividend Policy.”

Lock-up agreements

We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of        . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Summary Financial and Other Information

The summary financial information presented below has been derived from our audited consolidated financial statements, prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, included elsewhere in this prospectus.

Financial Data

	For the year ended December 31,
	2024(1)	2024	2023
	(in US$ thousands)	(in R$ thousands)
Statement of Profit or Loss Data
Net revenue from transaction activities and other services	246,210	1,524,048	1,059,936
Financial income	653,408	4,046,096	2,398,710
Total revenue and financial income	899,527	5,570,144	3,458,646
Transaction expenses	(79,724)	(493,676)	(438,539)
Interest and other financial expenses	(232,331)	(1,438,664)	(1,212,478)
Total transaction and financial expenses	(312,055)	(1,932,340)	(1,651,017)
Credit loss allowance expenses	(143,246)	(887,025)	(14,290)
Technology expenses	(82,134)	(508,600)	(312,098)
Marketing expenses	(53,806)	(333,180)	(312,560)
Personnel expenses	(176,160)	(1,090,833)	(879,362)
Administrative expenses	(37,857)	(234,423)	(136,659)
Depreciation and amortization	(47,302)	(292,911)	(169,823)
Other expenses	(5,331)	(33,013)	(4,638)
Other income	14,236	88,153	23,468
Profit before income taxes	55,871	345,972	1,667
Current income tax and social contribution	(88,110)	(545,603)	(50,815)
Deferred income tax and social contribution	72,900	451,419	86,503
Total income tax and social contribution benefit (expense)	(15,210)	(94,184)	35,688
Profit for the year	40,661	251,788	37,355
Profit attributable to the Company’s shareholders	35,136	217,574	34,523
Profit attributable to non-controlling interests	5,525	34,214	2,832
Earnings per share – basic and diluted (R$ or US$, as the case may be)(2)	175,681	1,087,872	172,615

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      Calculated by dividing profit for the year by the weighted average number of shares outstanding during the year of 200 in 2024 and 2023. Amounts for the year ended December 31, 2024 reflect the shares issued by the successor PicPay Holdings Netherlands B.V. Amounts for the year ended December 31, 2023 reflect the shares issued by the predecessor PicS Ltd.

	As of December 31,
	2024(1)	2024	2023
	(in US$ thousands)	(in R$ thousands)
Statement of Financial Position Data
Cash and cash equivalents	1,206,607	7,471,673	7,379,049
Financial assets	2,725,241	16,875,509	6,867,599
Financial assets measured at fair value through other comprehensive income	500,473	3,099,077	2,574,863
Financial investments	500,473	3,099,077	2,574,863
Financial assets at fair value through profit or loss	16,157	100,051	176,717
Financial investments	7,407	45,864	176,717
Derivative instruments	8,751	54,187	—
Financial assets measured at amortized cost	2,208,611	13,676,381	4,116,019
Trade receivables	626,127	3,877,167	3,429,602
Consumer loans	1,546,784	9,578,148	560,459
Other receivables	35,700	221,066	125,958
Prepaid expenses	22,900	141,805	72,189
Other assets	706	4,371	7,573
Tax assets	287,269	1,778,853	608,498
Current income tax assets	195,826	1,212,615	515,169
Deferred tax assets	91,442	566,238	93,329
Legal deposits	108	667	457
Property, plant and equipment	12,004	74,334	30,117
Right of use assets – leases	6,949	43,032	48,653
Intangible assets	149,769	927,414	768,747
Total assets	4,411,553	27,317,658	15,782,882
Financial liabilities measured at amortized cost	3,920,031	24,274,008	13,960,888
Third-party funds	3,262,760	20,203,988	13,312,290
Trade payables	543,460	3,365,265	648,598
Obligations to FIDC quota holders	113,812	704,755	—
Labor obligations	86,468	535,434	437,665
Taxes payable	104,679	648,205	111,141
Lease liability	8,581	53,136	58,652
Provision for legal and administrative claims	2,824	17,484	11,063
Other liabilities	4,122	25,524	—
Total liabilities	4,126,704	25,553,791	14,579,409
Equity	284,848	1,763,867	1,203,473
Share capital	—	—	1,687
Share premium reserve	227,147	1,406,563	—
Additional paid-in capital	—	—	1,749,566
Capital reserve	—	—	529,027
Fair value reserve	(3,651)	(22,610)	(113)
Other reserve	—	—	194,910
(-) Retained earnings/(Accumulated Losses)	36,276	224,633	(1,167,125)
Non-controlling interests	25,076	155,281	(104,479)
Total equity and liabilities	4,411,553	27,317,658	15,782,882

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

	For the year ended December 31,
	2024(1)	2024	2023
	(in US$ thousands)	(in R$ thousands)
Statement of Cash Flow Data
Net cash from operating activities	388,954	2,290,544	1,566,968
Net cash used in investing activities	(407,777)	(2,525,075)	(537,075)
Net cash from (used in) financing activities	52,832	327,154	(12,245)

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Other Financial Data

Adjusted Gross Profit

We calculate Adjusted Gross Profit as our profit before income taxes, adjusted to exclude the following items of income and expense which are not variable expenses that fluctuate with payment and lending volume levels and with the sale of our products and services: (i) technology expenses; (ii) marketing expenses; (iii) personnel expenses; (iv) administrative expenses; (v) depreciation and amortization; (vi) other expenses; and (vii) other income. We consider Adjusted Gross Profit to be a performance measure. However, Adjusted Gross Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit (loss) for the period/year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information — Non-IFRS Accounting Standards Measures.”

The following table sets forth a reconciliation of Adjusted Gross Profit to our profit before income taxes for the years shown:

	Three-month period ended December 31,			For the year ended December 31,
	2024(1)	2024	2023	2024(1)	2024	2023
	(in US$ thousands)	(in R$ thousands)		(in US$ thousands)	(in R$ thousands)
Profit before income taxes	10,134	62,752	(30,540)	55,871	345,972	1,667
Adjustments:
Technology expenses	20,506	126,979	67,722	82,134	508,600	312,098
Marketing expenses	17,226	106,667	88,319	53,806	333,180	312,560
Personnel expenses	49,164	304,438	239,602	176,160	1,090,833	879,362
Administrative expenses	9,774	60,523	72,137	37,857	234,423	136,659
Depreciation and amortization	13,767	85,252	66,490	47,302	292,911	169,823
Other expenses	746	4,622	4,638	5,331	33,013	4,638
Other income	(3,121)	(19,324)	(23,468)	(14,236)	(88,153)	(23,468)
Adjusted Gross Profit	118,196	731,908	484,900	444,226	2,750,779	1,793,339

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Adjusted Gross Profit Composition

The expenses in our statement of profit or loss are presented by nature rather than function and, therefore, we are not permitted to present an IFRS Accounting Standards measure of gross profit in our audited consolidated financial statements. With the purpose to help investors better understand how this non-IFRS Accounting Standards measure relates to our audited consolidated financial statements, we present below a table showing the composition of the Adjusted Gross Profit based on the captions from our audited consolidated financial statements.

Our Adjusted Gross Profit calculation is derived from our net revenue from transaction activities and other services, and financial income; and excludes transaction expenses, interest and other financial expenses, and credit loss allowance expenses.

The following table presents the composition of our Adjusted Gross Profit for the years shown:

	Three-month period ended December 31,			For the year ended December 31,
	2024(1)	2024	2023	2024(1)	2024	2023
	(in US$ thousands)	(in R$ thousands)		(in R$ thousands)	(in US$ thousands)
Net revenue from transaction activities and other services	83,527	518,936	298,474	246,200	1,524,048	1,059,936
Financial income	204,672	1,267,388	638,064	653,407	4,046,096	2,398,710
Total revenue and financial income	288,475	1,786,324	936,538	899,527	5,570,144	3,458,646
Transaction expenses	(22,216)	(137,568)	(129,505)	(79,724)	(493,676)	(438,539)
Interest and other financial expenses	(69,977)	(433,321)	(307,843)	(232,331)	(1,438,664)	(1,212,478)
Credit loss allowance expenses	(78,085)	(483,527)	(14,290)	(143,246)	(887,025)	(14,290)
Adjusted gross profit	118,196	731,908	484,900	444,226	2,750,779	1,793,339

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net Interest Income (NII) from Financial Services and Net Interest Margin After Losses (NIMAL) from Financial Services

We calculate Net Interest Income (NII) from Financial Services as the financial income less interest and other financial expenses of our Financial Services segment. We calculate Net Interest Margin After Losses (NIMAL) from Financial Services as Net Interest Income (NII) from Financial Services less the credit loss allowance expenses of our Financial Services segment. We consider Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services to be performance measures. However, Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services are not measures under IFRS Accounting Standards and should not be considered as substitutes for financial income for the period/year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For more information, see “Presentation of Financial and Other Information — Non-IFRS Accounting Standards Measures.”

The following table sets forth a reconciliation of Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services to profit before income taxes for the periods shown:

	For the year ended December 31,
	2024(1)	2024	2023
	(in US$ thousands)	(in R$ thousands)
Profit before income taxes	57,325	345,972	1,667
Adjustments:
Net revenue from transaction activities and other services	(246,210)	(1,524,048)	(1,059,936)
Transaction expenses	79,724	493,676	438,539
Technology expenses	82,134	508,600	312,098
Marketing expenses	53,806	333,180	312,560
Personnel expenses	176,160	1,090,833	879,362
Administrative expenses	37,857	234,423	136,659
Depreciation and amortization	47,302	292,911	169,823
Other expenses	5,331	33,013	4,638
Other income	(14,236)	(88,153)	(23,468)
Income and expenses allocated to other segments:
Financial income allocated to other segments	(414,189)	(2,564,780)	(2,369,479)
Financial income total reportable segments	(731,356)	(4,528,776)	(2,406,777)
Financial income from financial services segment	317,167	1,963,996	37,298
Interest and other financial expenses allocated to other segments	224,893	1,392,025	1,202,871
Interest and other financial expenses total reportable segments	310,279	1,921,343	1,210,939
Interest and other financial expenses from financial services segment	(85,480)	(529,318)	(8,068)
Total credit loss allowance expenses of the reportable segments excluding Financial Services segment	0.5	3	—
Unallocated financial expenses	—	—	9,606
Net Interest Margin after Losses (NIMAL) from Financial Services	88,441	547,656	14,940
Credit loss allowance expenses of financial services segments	143,246	887,022	14,290
Net Income Interest (NII) from Financial Services	231,687	1,434,678	29,230

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net Interest Margin (NIM) from Financial Services

We calculate Net Interest Margin (NIM) from Financial Services as the NII from Financial Services for the year ended December 31, 2024 divided by the total average credit portfolio (average credit portfolio is defined as the sum of total credit portfolio as of December 31, 2024 and 2023 divided by two).

We consider NIM from Financial Services to be a performance measure. Our management uses Net Interest Margin (NIM) from Financial Services, along with comparable IFRS Accounting Standards measures, to evaluate our performance on our core business of lending and borrowing, as it reflects the spread between the interest earned on loans and the interest paid on deposits.

The following table sets forth a reconciliation of Net Interest Margin (NIM) from Financial Services to financial income of our Financial Services segment for the periods shown:

	For the year ended December 31,
	2024(1)	2024
	(in US$ thousands)	(in R$ thousands)
Financial income of the Financial Services segment	317,167	1,963,996
Interest and other financial expenses of the Financial Services segment	(85,480)	(529,318)
Net Interest Income (NII) from Financial Services	231,687	1,434,678

Total Credit Portfolio:(2)
Total Credit Portfolio on December 31, 2024	1,707,180	10,571,338
Total Credit Portfolio on December 31, 2023	92,816	574,745
Average Total Credit Portfolio for the period	899,998	5,573,041
Net Interest Margin (NIM) from Financial Services	25.7%	25.7%

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios.

Operating Data

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) total accounts; (2) deposits; (3) total payment volume (TPV); (4) total cash-in; (5) Wallet and Banking TPV; (6) PicPay Card TPV; (7) Own and Third-Party Loan Originations; (8) Total Credit Portfolio; (9) Merchant Acquiring TPV; (10) number of quarterly active consumers; (11) quarterly average revenue per quarterly active consumer (ARPAC); and (12) quarterly average cost to serve per quarterly active consumer (CTS).

For more information about our key performance indicators, see “Presentation of Financial and Other Information — Key Performance Indicators.”

	As of and for the three months ended December 31,		As of and for the year ended December 31,
	2024	2023	2024	2023
Consolidated
Total accounts (in millions)	60.2	52.8	60.2	52.8
Deposits (R$ million)(1)	19,983	13,038	19,983	13,038
Total payment volume (TPV) (R$ million)(2)	123,289	85,323	421,037	271,164
Total cash-in (R$ million)	110,233	77,242	377,714	239,436
Wallet and Banking
Wallet and Banking TPV (R$ million)	107,817	74,538	371,652	235,504
Financial Services
PicPay Card TPV (R$ million)	12,444	8,451	39,227	27,104
Own and Third-Party Loan Originations (R$ million)	2,028	846	6,836	2,381
Total Credit Portfolio (R$ million)(3)	10,571	575	10,571	575
Small & Medium-Sized Businesses
Merchant Acquiring TPV (R$ million)	11,534	8,299	38,742	29,044

____________

(1)      Comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements.

(2)      The sum of Wallet and Banking TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is greater than Total TPV due to transactions that are counted in more than one category of TPV. To calculate Total TPV, the sum of Wallet and Banking TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is adjusted to eliminate multiple entries.

(3)      Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios.

	As of and for the three months ended December 31,		As of and for the year ended December 31,
	2024	2023	2024	2023
Consolidated
Number of quarterly active consumers (in millions)	38.9	34.5	38.9	34.5
Quarterly average revenue per quarterly active consumer (R$)(1)	46.9	26.7	38.0	26.1
Quarterly average cost to serve per quarterly active consumer (R$)(2)	18.5	14.4	17.3	14.5
Annual Return on Equity and Quarterly Annualized Return on Equity(%)(3)	19.0	8.5	17.0	3.2

____________

(1)      Quarterly average revenue per quarterly active consumer for the three months ended December 31, 2024 and for the three months ended December 31, 2023 is, in each case, the total revenue and financial income in the last three months divided by the average number of quarterly active consumers during the period (for the three month period ended December 31, 2024, the average number of quarterly active consumers is defined as the average between the fourth quarter and the third quarter of 2024; for the three month period ended December 31, 2023, the average quarterly active consumers is defined as the average between the fourth quarter and the third quarter of 2023). Quarterly average revenue per quarterly active consumer for the years ended December 31, 2024 and 2023 is, in each case, the sum of the total revenue and financial income in the last twelve months divided by four and then divided by the average number of quarterly active consumers during the period (for the twelve month period ended December 31, 2024, the average number of quarterly active consumers is defined as the average between the fourth quarter of 2024 and the fourth quarter of 2023; for the twelve month period ended December 31, 2023, the average number of quarterly active consumers is defined as the average between the fourth quarter of 2023 and the fourth quarter of 2022).

(2)      Quarterly average cost to serve per quarterly active consumer for the three months ended December 31, 2024 and for the three months ended December 31, 2023 is, in each case, the sum of the total cost to serve in the referred three months divided by the average number of quarterly active consumers considering the number of quarterly active consumers at the beginning of the period, and the number of quarterly active consumers at the end of the period. For the years ended December 31, 2024 and 2023, we consider the sum of the total cost to serve in the last twelve months divided by four and then divided by the average number of quarterly active consumers during the period, considering the number of quarterly active consumers on the period end date of the prior period and the number of quarterly active consumers on the period end date of the current period. For 2024, the average quarterly active consumers is defined as the average between the fourth quarter of 2024 and the fourth quarter of 2023. For 2023, the average quarterly active consumers is defined as the average between the fourth quarter of 2023 and the fourth quarter of 2022.

(3)      Quarterly Annualized Return on Equity for the three-month period ended December 31, 2024 and 2023 is, in each case, our profit for the fourth quarter of each period multiplied by four and then divided by our average of equity of the period, consisting in the sum of both equities as of December 31, 2024 and September 30, 2024 divided by two. For the three-month period ended December 31, 2023, the average of equity consists of the sum of both equities as of December 31, 2023 and September 30, 2023 divided by two. Annual Return on Equity for the years ended December 31, 2024 and 2023 is, in each case, our profit for the year divided by our average of equity during the year, in the case of the year ended December 31, 2024, the average of equity on the period considers the sum of both equities as of December 31, 2024 and 2023 divided by two. For the year ended December 31, 2023, the average of equity considers the sum of both equities as of December 31, 2023 and 2022 divided by two.

Risk Factors

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide to purchase our Class A common shares. In particular, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use our platform for their payment transactions generally or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods, including credit, debit and prepaid cards. Moreover, an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our consumers to do business or utilize electronic payment mechanisms or make interest-free purchase installments more beneficial to consumers, may adversely affect our business, financial condition and results of operations. For instance, the Brazilian Federation of Banks (Federação Brasileira dos Bancos, or the “Febraban”) filed a notice with the Brazilian National Consumer Office (Secretaria Nacional do Consumidor) and Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo) challenging the legal and regulatory feasibility of some of the payments industry’s most common practices, including interest-free purchase installments businesses. According to the Febraban, charging credit card fees from customers within an interest-free installment purchase could be considered a harmful practice. For more details, please see “— Risks Relating to Legal and Regulatory Matters — Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.”

A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use credit, pre-paid or debit cards as a payment mechanism for their transactions generally or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit, pre-paid and debit a cards, or the corresponding methodologies used for each, which is adverse to us. In 2020, the Brazilian Central Bank launched Pix, which has led and may lead to a decrease in the use of other payment methods, such as credit, pre-paid and debit cards, and may also increase competitive pressures within the payments industry. Therefore, any increase in the use of Pix-based payments or other alternative payment methods may adversely affect our financial results. Moreover, an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our consumers to do business, may adversely affect our business, financial condition and results of operations.

We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on payment card networks, primarily those managed by Visa and Mastercard, to process the majority of our payment card transactions. A significant portion of our revenue comes from processing transactions through these payment card networks. We must pay fees for these services, and from time to time, the payment card networks may increase the fees that they charge us for each transaction using one of their cards, subject to certain limitations.

We are required to comply with payment card network operating rules, including special operating rules for payment service providers to merchants. We may also be directly liable to the payment card networks for rule violations. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules that we or our merchants might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using certain payment cards to fund their payments. If we are unable to accept certain payment cards or are limited in our ability to do so, our business would be adversely affected.

We have implemented specific business processes for merchants to comply with payment card network operating rules for providing services to merchants. Any failure to comply with these rules could result in fines. We are also subject to penalties from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or considered “high risk” under their network operating rules, including the sale of certain types of digital content. We are required to either prevent “high risk” merchants from using our services or register these merchants with the payment card networks and conduct additional monitoring of them. To date, we have not identified any high risk merchants utilizing our services. Although the amount of these fines has not been material to date, we could be subject to significant additional fines in the future, which could result in a termination of our ability to accept payment cards or require changes in our process for registering new consumers, which would adversely affect our business. Payment card network rules may also increase the cost of, impose restrictions on, or otherwise negatively impact the development of, our retail point-of-sale solutions, which may negatively impact their deployment and adoption.

We are subject to monitoring by the payment card networks to ensure compliance with applicable rules and standards, and may be directly liable to the payment card networks for rule violations. If we do not comply with the payment card requirements, the payment card networks could seek to fine us or suspend or terminate our registrations that allow us to process transactions on their networks, and we could lose our ability to make payments using virtual cards or any other payment form factor enabled by the network. If we are unable to recover amounts relating to fines or pass through costs to our consumers or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of the payment cards networks, or any changes in the networks rules that would impair our registration, could require us to stop using the payment cards networks to process the majority of our transactions, which would have a material adverse effect on our business, financial condition and results of operations.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

We create apps and other software that enable us to provide the majority of our services. We depend on the efficient and uninterrupted operation of numerous systems, including our computer and operating systems, software, and telecommunications networks, as well as the systems of third parties, such as credit and debit card transaction authorization providers, national financial system network infrastructure providers. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, infrastructure changes, the implementation of new functionalities, human or software errors, capacity constraints due to an overwhelming number of consumers accessing or products and platform capabilities simultaneously, attacks that impact our ability to provide services or other security-related incidents, fire, natural disaster, power loss, terrorist attacks, hostilities, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Any changes in, failures of or defects in, our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures, changes in mobile networks offered by telecommunications operators and mobile devices developed by third parties or other difficulties could result in, among others:

•        loss of revenues;

•        loss of consumers;

•        loss of merchant and cardholder data;

•        loss of licenses;

•        loss of our Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a security/stock broker company (distribuidora de títulos e valores mobiliários), or “DTVM,” in Brazil;

•        fines and/or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of PicPay, and any of our subsidiaries to whom licenses may be granted in the future;

•        fines or other penalties imposed by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD”;

•        harm to our business or reputation resulting from negative publicity;

•        delays in consumer payments to us;

•        failures or delays in the market acceptance of our platform and products;

•        legal claims against us;

•        exposure to fraud losses or other liabilities;

•        additional operating and development costs;

•        usage of our products and services; and/or

•        diversion of technical and other resources.

In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, consumer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses.

We do not operate all of our systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. In particular, because most of our consumer transactions occur on our mobile app, any failure of our mobile app would cause our platform and services to be unavailable to our consumers. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems or malfunctions, loss or corruption of data, software, hardware or other computer equipment. Any such failures would disrupt our business and impair our ability to provide our services and products effectively to our consumers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and expand our capacity on a timely and cost-effective basis.

We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology systems. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis would materially and adversely affect our business, financial condition or results of operations.

In particular, we rely heavily on Amazon Web Services, or “AWS,” to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. AWS has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation.

Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, cyber-attack, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our consumers, partners, third-party service providers, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. If our business continuity and disaster recovery plans and procedures were disrupted, inadequate or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

We serve our consumers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of consumers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Although we have not experienced any significant cyber security attacks that have caused information leakage or operational losses, we could also be subject to breaches of security by hackers or human errors. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our or third party systems, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties through non-disclosure agreements, including with commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit personal data. We may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of our consumers or employees by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies, third parties or the data subject itself, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures and associated costs, such as firewall, security operation center infrastructure, virtual private network and third party services, may not prevent unauthorized access or use of personal data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under applicable laws or regulations.

In addition, a significant cybersecurity breach of our systems or communications could result in the loss of Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a DTVM in Brazil, which could materially impede our ability to conduct business. We do not maintain insurance policies specifically for cyber-attacks.

We cannot guarantee that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our credit risk and risk exposure in all market environments or against other types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and the management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal policies, procedures and reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in mitigating all risks to which we are or may be exposed, our business, financial condition and results of operations may be materially and adversely affected.

Our business may be adversely affected if we fail to effectively identify, assess and mitigate credit risk. An important feature of our credit risk management system is an internal credit score system that assesses the particular risk profile of a consumer. We utilize quantitative and qualitative data to define a credit score that reflects the creditworthiness of our consumers as we seek to appropriately balance risk and return and mitigate our risks, including credit risks attributable to our consumers. We have established policies intended to regularly identify and assess each consumer’s creditworthiness, including analyzing the behavioral information that we collect from our consumers and with information provided by third parties and public sources.

If our credit risk policies do not effectively identify, assess and/or mitigate our credit risk profile, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business. For example, our credit risk assessment depends, in part, upon the quality and availability of information about our consumers, which is subject to error and may be ineffective and our internal “credit scoring” models may be inadequate and lead us to take risks that are not consistent with our credit risk appetite policies. The credit quality of our consumers may also be adversely impacted for reasons beyond our control. Additionally, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. A decrease in the performance of our credit portfolio or other liabilities, including inadequate provisions for non-performing accounts could have a material adverse effect on our business, financial condition, and results of operations.

We offer payments services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants, other account holders or consumer accounts with other banks, and are unable to recover them, we suffer losses and are exposed to liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

Our business has generated losses in the past and we intend to continue to make significant investments in our business. Thus, our results of operations and operating metrics may fluctuate and materially and adversely affect our financial condition and results of operations, which may cause the market price of our Class A common shares to decline.

We generated profit for the year of R$251.8 million in the year ended December 31, 2024, as compared to profit for the year of R$37.4 million in the year ended December 31, 2023. However, prior to that we generated a loss for the year of R$692.9 million in the year ended December 31, 2022. We intend to continue to make significant investments in our business, including expenses relating to: (1) the development of new products, services and features; (2) marketing and advertising to increase our brand awareness; and (3) general administration, including legal, finance and other compliance expenses related to being a public company. For example, in 2024, we launched several products and features in connection with our platform, including POS/ECR (electronic cash register) terminals, new insurance modalities (loan, home, health care, home care, and credit card insurance), underage account, safe mode, extra limit feature for our

PicPay Card, among others. However, these improvements, which required us to incur significant up-front costs, may not result in the long-term benefits that we expect, which is to increase our revenue by increasing our base of quarterly active consumers. In addition, increases in our consumer base could cause us to incur losses, because costs associated with new consumers are generally incurred up front, while revenue is recognized thereafter as consumers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses, which could cause the market price of our Class A common shares to decline.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results, including revenue, expenses, total payment volume, consumer metrics, and other key metrics, have fluctuated significantly in the past and may do so in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly results may fluctuate due to a variety of factors, some of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may adversely affect the price of our Class A common shares. In addition, many of the factors that affect our quarterly results are difficult for us to predict. If our revenue, expenses, or key metrics in future quarters fall short of the expectations of our investors and financial analysts, the price of our Class A common shares will be adversely affected.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.

We have experienced and expect in the near term to continue to experience rapid growth. As a result of our growth, we have faced, and will continue to face, significant challenges in:

•        increasing the number of consumers with, and the volume of, payments facilitated through our platform;

•        maintaining and developing relationships with existing merchants and additional merchants;

•        securing funding to maintain our operations and future growth;

•        maintaining adequate financial, business, and risk controls;

•        implementing new or updated information and financial and risk controls and procedures;

•        navigating complex and evolving regulatory and competitive environments;

•        attracting, integrating and retaining an appropriate number and technological skill level of qualified employees;

•        expanding within existing markets;

•        entering into new markets and introducing new solutions;

•        continuing to develop, maintain, protect, and scale our platform;

•        effectively using limited personnel and technology resources;

•        maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

•        continuing to increase our infrastructure to ensure that it is capable of supporting an increase in the number of our consumers.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, and would materially and adversely affect our business, results of operations, financial condition, and future prospects. Any evaluation of our business and prospects should be considered in light of the limited history of our growth, and the risks and uncertainties inherent in investing in early-stage companies.

If we are unable to grow our consumer base and maintain quarterly active consumers or otherwise implement our growth strategy, our business, results of operations, financial condition and future prospects would be materially and adversely affected.

We generate revenue primarily from our electronic payment and financial intermediation services, in particular by: (1) charging fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform; (2) fees from the use of the PicPay Card; (3) offering a range of financial products to our consumers, including loans and credit cards; and (4) earning commissions from the sale of third-party goods on the PicPay Shop, as well as earning interest income. Our success depends on our ability to generate repeat use and increase transaction volume from existing consumers and to attract new consumers to our platform. If we are not able to continue to grow our consumer base and maintain quarterly active consumers, we will not be able to continue to grow our business.

The attractiveness of our platform to consumers depends upon, among other things, the mix of products and services available to consumers through our platform, our brand and reputation, consumer experience and satisfaction, consumer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitment of resources, development of our processes and other investments and innovations.

Our ability to maintain and expand our consumer base depends on a number of factors, including our ability to provide relevant and timely services and products to meet our consumers’ changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, we recently acquired BX Blue, a digital marketplace focused on public payroll loans, enabling PicPay to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio. However, if new or improved features, products and services fail to meet shifting consumer demands and fail to attract new consumers or encourage existing consumers to expand their engagement with our products and services, the pace of our growth may decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new consumers and/or retain existing consumers.

Our existing and new products and services, including our payments, investments, insurance, and credit solutions, could fail to attract new consumers and/or retain existing consumers for many reasons, including the following:

•        we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•        consumers may not like, find useful or agree with any changes we make to our products or services;

•        the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;

•        we may fail to provide sufficient consumer support;

•        consumers may dislike our pricing, particularly in comparison to the pricing of competing products and services;

•        competing products and services may be introduced by our competitors; and

•        there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our platform and products or if we do not continually expand usage and volume from consumers on our platform, our business, results of operations, financial condition and prospects would be materially and adversely affected.

If we cannot keep pace with rapid developments and change in our industry, the use of our products and services could decline, reducing our revenues.

The technology-enabled industry in which we operate is subject to rapid and significant changes, new product and service introductions, evolving industry standards, changing client needs and increased competition from new competitors, including nontraditional competitors. These changes include those relating to:

•        artificial intelligence and machine learning (including in relation to fraud and risk assessment);

•        payment technologies (including real-time payments, payment card tokenization and proximity payment technology, such as near-field communication and other contactless payments);

•        mobile and internet technologies (including mobile phone app technology);

•        commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and

•        digital banking features (including balance and fraud monitoring and notifications).

In order to remain competitive, we are continually involved in a number of projects to develop new products and services or compete with these new competitors, and other new offerings emerging in our industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. Any delay in the delivery of new products or services, performance problems or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our consumers. Furthermore, even though the market for our products and services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market.

While we take precautions to prevent consumer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect our business.

There is risk of fraudulent activity associated with our platform and third parties handling consumer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant, and we generally have limited recourse to the merchant to collect the amount owed by the consumer. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition.

In addition, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained, which would have a material adverse effect on our business, financial condition and results of operations.

High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Fraud by merchants or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition, and results of operations.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business.

We track certain key business metrics, such as total payment volume and quarterly active consumers and businesses, with internal systems and tools that are not independently verified by any third party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and future prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage large amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and future prospects.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services through our platform. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations primarily through equity financings. Although we currently fund part of our operations through time deposits, we may need additional capital to fund our operations. In addition, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, to comply with regulatory capital adequacy requirements or unforeseen circumstances and may decide to raise equity or debt financings, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. For example, disruptions in the credit markets or other factors could adversely affect the availability, diversity, cost, and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding.

Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

In the future, we may also seek to further access the capital markets to obtain capital to finance growth. However, our future access to the capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets, or a negative bias toward our industry by market participants. Future prevailing capital market conditions and potential disruptions in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. In addition, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which in turn could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We use open source software in our platform, which may subject us to litigation or other actions that could harm our business.

We use open source software in our platform, and we may use more open source software in the future. In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of open source software with restrictive licenses or claiming noncompliance with open source licensing terms. Some open source software licenses require consumers who use, distribute or make available across a network software or services that include open source software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on terms unfavorable to the developer or at no cost. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our platform or solutions, discontinue sales, or take other remedial action, any of which could harm our business. In addition, if the license terms for updated or enhanced versions of the open source software we utilize change, we may be forced to expend substantial time and resources to re-engineer our components of our platform.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

Our business depends on our ability to attract and retain highly skilled employees.

Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees in Brazil is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to continue to attract or retain highly skilled employees, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported results of operations or the way we conduct our business.

Our adoption of changes in accounting standards or practices and any difficulties we experience in the implementation of such changes, including any resulting modifications to our accounting systems, could cause us to fail to meet our financial reporting obligations, potentially resulting in regulatory action and weakening investors’ confidence in us.

We have entered, or may enter in the future, into significant transactions with related parties.

We are dependent on, and expect from time to time in the future to engage in, commercial and financial transactions with our shareholders and other related parties. During the period covered by the financial statements included in this prospectus, we have engaged in transactions with related parties that have had a material impact on our results of operations and financial position, such as certain agreements with Banco Original, which is controlled by our ultimate controlling shareholders.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, and on November 16, 2023, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Brazil in the contracting of suppliers who provide products and/or services that are also shared between PicPay Brazil and Banco Original. Such agreement is retroactively effective as of January 1, 2023, and will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time, provided that 30 days’ prior written notice is sent to the other party.

Moreover, on January 10, 2024, PicPay Bank entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Bank and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Bank in the contracting of suppliers who provide products and services that are also shared between PicPay Bank and Banco Original. Such agreement will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time, provided that 30 days’ prior written notice is sent to the other party.

These agreements involve the sharing of certain expenses, such as technology and administrative expenses. We may be adversely affected if Banco Original fails to reimburse us for any such shared costs in the future.

The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We may not be successful in capturing the expected synergies related to the integration of Banco Original’s retail operations and we may be subject to the following risks, among others:

•        risk of misallocation of human and financial resources for the purposes of knowledge integration, which, in turn, can have an impact on the stipulated deadlines and, consequently, on the time expected for capturing synergies and quick wins;

•        risk of possible over-sizing of synergies and under-sizing of the integration schedule, which may cause the implicit multiple of the integration to be different from the one that was communicated; and

•        risk of our exposure to contingencies, known or unknown, which may adversely affect our operational results and reputation.

The risks described above may adversely affect our expectations and intended results with the integration, as well as our business. All of those issues prevent our achievement of potential synergies, benefits derived from the integration or the expected cost reduction, adversely affecting our results.

For more information about our related party transactions, see “Related Party Transactions,” “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

In addition, our ultimate controlling shareholders will have the ability to exercise overall control over us and may have interests that are different from ours. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner. For more information, see “— Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

Moreover, we may engage in additional related party transactions in the future, including with entities owned or controlled by our ultimate controlling shareholders, or with other officers, directors or significant shareholders. For more information, see “Related Party Transactions — Related Party Transaction Policy.”

If we enter into transactions with our shareholders and other related parties other than on an arms’ length basis, our results of operations and financial condition may be adversely impacted. Future conflicts of interests may arise between us and any of our related parties, or among our related parties, which may not be resolved in our favor.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed, especially due to certain risks that are not usually covered by insurance policies. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to purchase, maintain or renew insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business, financial condition and the trading price of our Class A common shares.

If we are unable to attract, maintain and expand our merchant relationships, our businesses may be adversely affected.

Our growth is derived in part from acquiring new merchant relationships, developing new and enhanced product and service offerings, and cross-selling or up-selling our products and services through existing merchant relationships. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our revenues. There can be no guarantee that this growth will continue. Similarly, our growth also will depend on our ability to retain and maintain existing relationships with merchants that use our services. Furthermore, merchants with which we have relationships may experience bankruptcy, financial distress, or otherwise be forced to contract their operations. The loss of existing merchant relationships, any failure in maintaining such relationships on similarly attractive economic terms, the contraction of our existing merchants’ operations or any inability to acquire new merchant relationships could adversely affect our revenue and our business and operating results.

Any acquisitions, partnerships, joint ventures or divestitures that we consummate, such as the Guiabolso acquisition and the BX acquisition, could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets.

In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. For example, we are exposed to these and other risks by virtue of our Guiabolso acquisition and the BX acquisition. These and future acquisitions may expose us to successor liability relating to actions involving the acquired entities, their respective management or contingent liabilities incurred before the acquisition. The due diligence we conducted in connection with these acquisitions may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with these acquisitions, or our failure to successfully integrate them into our business, could adversely affect our reputation and have a material adverse effect on us.

In addition, non-compete arrangements which we may enter into in connection with acquisitions, partnerships and joint ventures may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We may from time to time assess divestment opportunities and conduct divestments where we believe such transactions would be beneficial to our business strategy. Divestments may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestments we undertake. Our asset base, total revenue, cash flows and profit may also be reduced significantly following a divestment, which could adversely affect our business, financial condition, results of operations, our ability to make distributions to our shareholders and result in a decrease in the price of our Class A common shares. Any divestiture, irrespective of whether it is consummated, may involve a number of risks, including diverting our management’s attention, adverse effects on our consumer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and other costs associated with winding down and divesting the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of any loss-making or under-performing assets.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Dutch public company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “— Risks Relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.

Following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares. Accordingly, our ultimate controlling shareholders will control approximately            % of the voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; appoint a substantial majority of the members of our board of directors; and exercise overall control over us. For more information about our ultimate controlling shareholders, see “Principal Shareholders.”

Our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F Participações or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also pursue new business opportunities through other entities that they control that would otherwise be available to us. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner.

In addition, there is no restriction on our shareholders or board of directors that would prevent the appointment of our ultimate controlling shareholders as a member of the board of directors or executive officer of PicPay Netherlands or PicPay Brazil (subject to the prior approval of the Brazilian Central Bank, in the case of PicPay Brazil). However, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista do not intend to have a management position in or serve as a member of the board of directors of PicPay Netherlands or any of its subsidiaries, including PicPay Brazil. See “— We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

Given the degree of control over our company that is expected to be held by our ultimate controlling shareholders following the consummation of this offering, there can be no assurance that the future actions or decisions of our ultimate controlling shareholders will not impact our company, our prospects or the value of our Class A common shares in ways that differ from your interests.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.

Our ultimate controlling shareholders and our affiliate J&F Investimentos S.A., or “J&F Investimentos,” which is controlled by our ultimate controlling shareholders, are subject to ongoing obligations under agreements entered into in 2017 to settle investigations and proceedings initiated by enforcement authorities in Brazil involving matters unrelated to our company.

As further described elsewhere in this prospectus (see “Principal Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), in 2017, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada), or the “Collaboration Agreements,” with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F Investimentos on behalf of itself and its subsidiaries, entered into a leniency agreement, or the “Leniency Agreement,” with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F Investimentos agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$565 million, converted using the foreign exchange rate as of December 31, 2024). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F Investimentos’ obligation to make additional installment payments under the Leniency Agreement following a petition from J&F Investimentos that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect. Although the Leniency Agreement involved matters unrelated to our company, we acceded to it as an affiliated company of J&F Investimentos, as a result of which an annual audit of our compliance program is conducted. For more information about our compliance program, see “Business — Compliance Program.” Our management and leadership teams are strongly committed to operating our business in compliance with anti-corruption principles and law. However, no assurance can be given that our policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

In 2020, J&F Investimentos, our affiliate JBS S.A., which is controlled by our ultimate controlling shareholders, and our ultimate controlling shareholders, or collectively the “Respondents,” also entered into a settlement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. Pursuant to the SEC settlement and related order, the Respondents undertook, among other things, to improve anti-bribery and anti-corruption compliance programs, make progress reports to the SEC, and pay disgorgement and civil penalties. JBS S.A. was ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payment has been made in full. Also in 2020, J&F Investimentos reached a plea agreement with the U.S. Department of Justice, or “DOJ,” in which J&F Investimentos pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F Investimentos paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F Investimentos to Brazilian authorities under the Leniency Agreement. The DOJ plea agreement also required J&F Investimentos to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ.

In addition, our ultimate controlling shareholders and J&F Investimentos were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, and foreign exchange futures contracts. These investigations have since been concluded, having resulted in full or partial exonerations of the investigated parties or settlement agreements, as the case may be. Our ultimate controlling shareholders are also subject to ongoing criminal investigations by the Brazilian Federal Prosecution Office based on similar allegations. For more information about these investigations and proceedings, see “Principal Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders — Other Investigations and Proceedings.”

Our ultimate controlling shareholders’ and their affiliates reputation suffered as a consequence of these agreements and proceedings and related negative publicity. Although we and, to our knowledge, our ultimate controlling shareholders and their affiliates are currently in compliance with our and their respective obligations under the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement, and while we understand that these agreements resolved all related Brazilian criminal exposure of our ultimate controlling shareholders and J&F Investimentos in relation to the illicit conduct that was the subject of these agreements, any breach of any of the obligations under the legacy agreements could result in negative publicity that could have a material adverse effect on our reputation and the reputation of our ultimate controlling shareholders. In addition, if future events or actions give rise to new investigations, allegations or proceedings involving our ultimate controlling shareholders or affiliates, our reputation and our ability to implement our business strategies, enter into beneficial transactions, partnerships or acquisitions, and the value of our Class A common shares may be materially adversely affected.

Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects.

Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors. We can be subject to negative publicity based on a number of factors, including, without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or other third parties, our non-compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical or corrupt behavior by our employees, directors, officers, our ultimate controlling shareholders, affiliates or suppliers. Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and prospects. See, for example, “— We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” above.

Furthermore, we cannot guarantee that our company, our ultimate controlling shareholders or our affiliates will not be the subject of future negative publicity, even if inaccurate. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out of any such crisis. Actions or allegations (whether grounded or unfounded) regarding actions taken by our ultimate controlling shareholders or our affiliates, or by our suppliers or other third parties, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects and the value of our Class A common shares.

We rely on third parties maintaining open marketplaces to distribute our mobile device app. If such third parties interfere with the distribution of our platform, our business would be adversely affected.

We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile device app available for download. We cannot assure you that the marketplaces through which we distribute our mobile device app will maintain their current structures or that such marketplaces will not charge us fees to list our app for download. We are also dependent on these third-party marketplaces to enable us and our consumers to timely update our mobile device app, and to incorporate new features, integrations, and capabilities.

In addition, Apple Inc. and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile device app through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile app less desirable or harder to access.

If we are unable to integrate our products with a variety of operating systems, software apps, platforms and hardware that are developed by others, our solutions may not operate effectively, our products may become less marketable, less competitive or obsolete and our business, financial condition and results of operations may be harmed.

Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our technology platform to easily integrate with third-party apps through the interaction of application programming interfaces, or “APIs.” Our business could be harmed if any provider of such software or other technologies or systems:

•        discontinues or limits our access to its APIs;

•        modifies its terms of service or other policies, including fees charged to or other restrictions on us or other app developers;

•        changes how consumer information is accessed by us, our partners or our consumers;

•        establishes more favorable relationships with one or more of our competitors; or

•        develops or otherwise favors its own competitive offerings over ours.

Although we actively monitor our partners and multi-source venders, we cannot prevent our providers of software or other technologies from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our partners or multi-source vendors were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement partner or develop an in-house solution, which could significantly diminish the value of our platform and harm our business, operating results and financial condition. In addition, third-party services and products are constantly evolving, and we may not be able to modify our platform to maintain its compatibility with such services and products as they continue to develop, or we may not be able to make such modifications in a timely and cost-effective manner, any of which could adversely affect our business, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.

Prior to this offering, we were a private company with limited accounting resources and processes necessary to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting. As of December 31, 2023, and 2022, we identified a material weakness related to controls around the financial reporting process, specifically related to the “change management” to our IT systems.

All planned investments and actions for 2024 to address the risk related to “change management” have been executed, and the process is now more robust. The design tests concluded that the process is functional and addresses the risks initially identified. However, the effectiveness tests could not be conducted due to the timing of the implementations. Therefore, the material weakness will continue to be reported until we can carry out an effectiveness assessment of the maturity of the implemented controls with a broader data set throughout 2025.

In addition, during 2024, our management identified a material weakness in the effectiveness tests on “access management controls” for specific systems in the periodic review process of some users. To address this, we plan to conduct periodic reviews at shorter intervals and are also considering the possibility of introducing automated monitoring to ensure all users undergo the review process.

After the completion of this offering, we will become subject to certain reporting requirements of Exchange Act and the other rules and regulations of the SEC and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act.” Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F subject to phase-in accommodations for newly-listed companies. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In addition, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic or pandemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil. Our operations could also be severely disrupted if our consumers, suppliers, vendors and other business partners were affected by natural disasters, health epidemics or other major events.

The outbreak of a widespread health epidemic or pandemic, such as COVID-19, would likely adversely affect the operations of our consumers, suppliers, vendors and other business partners, and may adversely impact our results of operations in the future. For example, commerce in Brazil may be adversely affected by measures that are intended to contain and limit the outbreak`s spread. Such measures could, in turn, adversely affect our business, financial condition and results of operations.

We may be subject to liability with respect to environmental crimes (defined by the Brazilian Federal Constitution and Federal Law No. 9,605/98). In such cases, liability may apply both to legal entities and to our directors, potentially resulting not only in not only large fines, but also reputational damage.

We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

•        Wallet and Banking:

•        paper-based transactions (principally cash);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank from PagSeguro; and

•        other technology companies, including digital and mobile apps, that provide P2P and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank.

•        Financial Services:

•        traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and debit cards, loans and other financial products and services;

•        other technology companies, including digital and mobile apps, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro; and

•        investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

•        Small & Medium-Sized Businesses:

•        merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo; and

•        other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

•        Audiences and Ecosystem Integration:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile apps, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank.

We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as BNPL solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity and transparency of payment terms; reliability and speed in processing payments; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; consumer service; brand and reputation; and consumer and merchant satisfaction.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader consumer and merchant base, the ability to reach more consumers, an increased ability to cross-sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources and established distribution channels could enter the market.

Increased competition could result in the need for us to alter the pricing and services we offer to businesses or consumers. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or businesses using our platform, which would reduce the attractiveness of our platform to other consumers and businesses, and which would materially and adversely affect our business, results of operations, financial condition and future prospects.

In addition, certain of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are. For example, we are required to comply with a set of regulations that is not applicable to non-regulated payment institutions, including capital ratios, among others. We are currently subject to a minimum capital adequacy ratio of 8.0% (plus an additional conservation capital requirement of 2.5%, for a total of 10.5%), in line with the capital ratio applicable to most financial institutions operating in Brazil. As a result, our competitors who are not subject to similar regulatory requirements may be able to offer products and services at lower costs, which could put pressure on the pricing and terms that we offer and, as a result, our profit margins.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing, protecting and maintaining awareness of our “PicPay” brand (trademark) in a cost-effective manner is critical to attracting new and maintaining quarterly active consumers to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the experience of our consumers. Our efforts to build our brand have involved significant expenses, and we expect to increase our marketing spend in the near term. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademarks and other forms of intellectual property protection for our brand. If we fail to successfully promote, protect and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, we may lose our existing consumers to our competitors or be unable to attract new consumers. Any such loss of existing consumers, or inability to attract new consumers, would have an adverse effect on our business and results of operations.

Risks Relating to Legal and Regulatory Matters

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento) and as a multi-service bank (banco múltiplo) in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised respectively of Brazilian Federal Law No. 12,865/13 and Brazilian Federal Law No. 4,595 of December 31, 1964, as well as to related rules and regulations, including capital and liquidity requirements.

For instance, the Brazilian Central Bank recently enacted a new framework establishing prudential rules that are applicable to payment institutions, increasing the capital and prudential requirements to which we are subject. This framework includes Brazilian Central Bank Resolutions No. 198, 199, 200, 201 and 202, all dated March 11, 2022, as well as Resolution No. 436, dated November 28, 2024. The new prudential requirements came fully into effect on January 1, 2025 pursuant to Brazilian Central Bank Resolution No. 436, which revoked Brazilian Central Bank Resolution No. 197. Regulations applicable to type 3 conglomerates (which is the classification of the conglomerate led by PicPay) leads to the application of stringent capital requirements to our activities, which affects our business, financial condition and results of operations.

The nature of our services also renders us as gatekeepers for the purposes of Brazilian Federal Law No. 9,613/1998 (Brazilian Anti-Money Laundering Law), which imposes higher regulatory standards to prevent, monitor, and combat money laundering through, for example, detailed registration of transactions, specific internal policies, and communication of suspicious operations. Even though we adopt internal policies to address the Brazilian Central Bank’s guidelines to combat money laundering, our position as gatekeepers imposes additional risk and any failures in our internal controls may result in fines or administrative sanctions, as well as potential criminal or administrative investigations and liabilities.

Failure to comply with the requirements of the Brazilian legal and regulatory framework, including without limitation any failure to comply with the Brazilian Central Bank capital requirements, may prevent us from carrying out our regulated activities, and may: (1) require us to pay substantial fines (including per transaction fines) and disgorgement of our profits; (2) require us to change our business practices; or (3) subject us to insolvency proceedings such as an intervention by the Brazilian Central Bank, as well as the out-of-court liquidation of PicPay and PicPay Bank, and any of our subsidiaries to whom licenses may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations. In this regard, the Brazilian Central Bank has recently revised the regulatory framing of our prudential conglomerate, adding new capital requirements.

During the year ended December 31, 2024, we became subject to the most conservative capital levels, which are equivalent to those of large banks pursuant to BACEN’s classification. Such change resulted in our failure to comply with the necessary capital requirements. As a response, we presented the following plan to BACEN with the purpose of meeting the requirements again. The plan was formulated with input from financial advisors and has received formal approval from our Board of Directors as follows:

•        we undertook a capital increase of R$230.0 million, with a capital injection of R$100.0 million on June 28, 2024, and an additional R$130.0 million on September 19, 2024. For more information, see note 20 — Equity of our consolidated financial statements included elsewhere in this prospectus.

•        we established contingency arrangements pursuant to which our controlling shareholders are prepared to provide additional capital contributions if required to ensure our ongoing compliance with BACEN’s regulatory capital requirements. Until we reach the maturity of our user base and have a complete portfolio of products and services, we will continue to require contributions from our shareholders. The need for such contribution is projected through periodic monitoring of our cash flow and must be approved by our board of directors and by BACEN. Our current shareholders have committed to support all actions required for continuing as a going concern, with the firm commitment to invest additional funds if necessary.

Given our current stage, our asset growth has been monitored by our senior management and we believe we have the support of our controlling shareholders for capital adequacy, if necessary, given the level of leverage established in these more conservative BACEN’s level standards. Additionally, our plan has been accepted by BACEN.

On December 31, 2024 our capital ratio was 9.69% (compared to 11.72% on December 31, 2023), which is 1.69% above the minimum regulatory requirement of 8% but 0.81% below the additional principal conservation capital requirement of 2.5% (while it was 3.72% above the minimum regulatory requirement on December 31, 2023).

With the purpose to restore fulfillment of 100% of the additional principal conservation capital, on February 26, 2025, J&F International invested R$321.8 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares and, on February 27, 2025, PicS Ltd. invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value.

We monitor and forecast our capital needs with the purpose to maintain compliance with regulatory requirements and internal target capital ratios, keeping constant communication with our parent company to ensure timely fulfillment of our capital needs. As part of this process, on March 25, 2025, J&F International invested a further R$50.0 million in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares. On the same date, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 50,000,000 quotas, all nominative and with par value of R$1.00 each. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 31,643,364 shares, all nominative and without par value. After the aforementioned capital contributions, our capital ended up above 10.5%.

Furthermore, we are subject to the risk that the required conservative capital levels applicable to us are increased. A failure to comply and maintain compliance with conservative capital levels could force us to change our business practices, to raise additional capital, which may not be available on acceptable terms or at all, or make us subject to fines or sanctions or the revocation of licenses or permits to operate, any of which could seriously harm our business and results of operations.

For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources and Uses of Funding” and “Regulatory Overview — Other Rules — Prudential Framework and Limits of Exposure.”

Moreover, the Brazilian government is studying the possibility of ending the FGTS “birthday withdrawal” (saque aniversário), which is a program that allows workers to withdraw part of their FGTS funds every year on their birthday. We rely on this annual withdrawal as collateral in part of our loan portfolio (i.e., the FGTS loans). If the birthday withdrawal program is terminated, we will be unable to originate new FGTS loans, which could negatively impact our loan business.

On October 3, 2023, Law No. 14,690 was published, establishing that credit card issuers must submit for approval of the CMN regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito). If such limits are not approved within a maximum period of 90 days as of the date of publication of the law, the total amount charged as interest and financial fees will be limited to the original amount of the debt.

One of the demands required by certain issuing institutions is the establishment of further regulations limiting the offering of purchases in installments without interest charging by Brazilian merchants, the so called PSJ (parcelado sem juros), which is widely adopted in Brazil. A proposal from relevant stakeholders and professional associations in the credit industry for such regulations is expressly linking more stringent limitations to interest rates charged on revolving credit transactions and to the number of interest-free installments issuers allow cardholders to pay for goods and services. Moreover, in connection with such discussions, there have been market discussions to regulate the PSJ matter by establishing a cap to the interchange fees charged in credit transactions, as well as a limit of twelve installments for such transactions, in order to discourage unbridled buying on credit. If any of such proposals are adopted in the regulations, or self-regulations, as the case may be, to be issued by the Brazilian authorities, our revenue associated with fees charged in certain installment transactions may be adversely affected, which could adversely affect our business, financial condition, and results of operations.

Furthermore, as part of the ongoing discussions in Brazil related to non-financial companies providing financial services, current regulation may evolve and create additional rules and obligations to payment institutions, payment scheme settlors and to the market in general.

For further information regarding these regulatory matters, see “Regulatory Overview.”

Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.

Our customers can fund their digital wallets choosing a wide range of options, such as electronic funds transfers from accounts held with other financial or payment institutions (wire transfers or Pix), boleto (bank slip), P2P payments, loan financing, or via credit card (thirty party or our own) transactions. Moreover, we enable customers to make Pix transactions to other users with their credit cards, in our Pix Credit product. When a customer chooses to fund their digital wallet or make Pix transactions with their credit cards, we charge the applicable fees.

Even though we believe this is a common product in the Brazilian payment industry, accepted by payment schemes networks and reviewed by the General Attorney Office of the Brazilian Central Bank, incumbent banks have been challenging this product. In this regard, the Brazilian Federation of Banks (Federação Brasileira dos Bancos, or the “Febraban”) recently filed a notice with the Brazilian National Consumer Office (Secretaria Nacional do Consumidor, or the “SENACON”) and a complaint with the Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo), alleging that we would be granting loans to customers and that the fees charged in connection with installment transactions would be “compensating interest” (juros remuneratórios). Our business was specifically challenged in such notice.

After Febraban’s notice, SENACON issued, on January 12, 2024, a provisional measure (an injunction) against us and other industry players, and we promptly presented our response, clarifying that our business model is aligned with the best market practices, complies with the applicable legal and regulatory framework in Brazil. Following such response, on January 19, 2024, SENACON suspended the provisional measure required by Febraban, which has appealed against such suspension and requested the Brazilian Central Bank’s further analysis on the matter. Moreover, ABRANET — Brazilian Internet Association (Associação Brasileira de Internet) filed a complaint with the Federal Attorney-General’s Office (Procuradoria Geral da República) seeking an investigation against Febraban and incumbent banks on alleged anti-competitive practices against fintechs and other players. Currently, the matter is still under the investigation of Brazilian authorities.

If Brazilian authorities deem that funding of digital wallets via credit card transactions is incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change some of our products to comply with new understandings of the Brazilian authorities, which could adversely affect our above mentioned products and results of our operations.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

In September 2020, Brazilian Federal Law No. 13.709/2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the “LGPD,” came into effect establishing general principles, obligations and detailed rules for the collection, use, processing and storage of personal data that affects all economic sectors, including the relationship between consumers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. All legal entities are required to adapt their data processing activities to these new rules. The application of penalties provided in the LGPD became effective on August 1, 2021, and such penalties depend on the severity of the offense, according to certain criteria established by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD” under ANPD’s Resolution No. 4 of February 24, 2023. Any additional privacy laws or regulations enacted or approved in Brazil could seriously harm our business, financial condition, or results of operations. Accordingly, our personal data processing activities and digital advertising practices may change significantly, which could result in additional costs for us due to the requirements to conform our practices to the provisions set forth in the LGPD.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their consumers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their consumers to reduce their use of our products and services and could materially and adversely affect our business.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Netherlands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations.

The Brazilian government may propose changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our consumers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business and results of operations.

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132, or “EC 132,” which provided a broad reform of the Brazilian tax system, with the extinction of a variety of taxes currently applicable to goods and services, including social contributions, federal tax on industrialized products, the Municipal tax on services and the tax on the circulation of goods and services (the “indirect taxes”), for the creation of three new taxes on operations with goods and services: a Goods and Services Tax, or the IBS, a Federal Contribution on Goods and Services, or CBS, and an Excise Tax, or IS.

EC 132 will not be immediately effective, since there is a seven-year transition period, from 2026 to 2032, for the full implementation of the tax reform. The current indirect taxes (ICMS, IPI, ISS and PIS/Cofins) will coexist and will be gradually replaced by IBS, CBS and IS until completion of the tax reform by 2033.

In the beginning of 2025, the President of Brazil sanctioned Supplementary Law No. 214/2025, which regulates the consumption tax reform and creates the IBS and CBS, establishing a transition period prior to their effectiveness.

As a result of certain presidential vetoes, the current text of Supplementary Law No. 214/25 does not exempt investment funds from the category of “taxpayers” for the purposes of the IBS and the CBS. Prior to such vetoes, only FIDCs, FIIs, and FIAGROs could be considered taxpayers in specific situations expressly provided by Supplementary Law No. 214/25. Therefore, with the vetoes, it could be interpreted that investment funds in general may be considered taxpayers of IBS and CBS. The presidential vetoes are pending analysis by the Brazilian Congress, which had until March 5, 2025 to express its position on the matter. Since the vetoes were not addressed by that date, the Brazilian Congress agenda is suspended until a decision is made in connection with such vetoes. Therefore, investment funds may be subject to taxation under the IBS and CBS, depending on any legislative changes and the interpretation of the applicable tax legislation in effect under Supplementary Law No. 214/25.

The current Brazilian government has also stated its intention to reform income and payroll taxes. Pursuant to EC 132, the executive branch was supposed to submit a bill proposing changes to income and payroll taxation to the Brazilian National Congress by the first half of 2024. However, as of the date of this prospectus, the executive branch has not yet submitted such bill.

An attempt to reform income taxation was submitted through Bill No. 2,337/2021. Although the Brazilian House of Representatives approved this bill on September 2, 2021, it has since stalled in the Brazilian Senate, which will vote on it next. This initiative proposes significant changes to the income tax legislation, such as (i) repealing the exemption from income tax on the distribution of dividends by Brazilian companies (and imposing a general 15% income tax rate), (ii) the gradual decrease of the combined Brazilian corporate income tax rates, and (iii) extinguishing the possibility of deducting expenses from the payment of interest on shareholder’s equity (juros sobre o capital próprio — JCP). The income and payroll taxation reform resulting from EC 132 are expected to include similar provisions as those attempted by Bill No. 2,337/2021.

We are still unable to quantify the effects of the changes introduced by EC 132 or any other additional reforms, if approved, as certain proposed amendments to the Constitution provide for the enactment of regulations regarding these new taxes, which regulations have not been presented yet. These changes may result in impacts for us that cannot be assessed yet. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may adversely affect us.

Our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Federal Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or “ISS.” Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Certain tax rules in Brazil, particularly at the local level, may change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations and other obligations related to disclosure of certain information, which may result in additional tax assessments and penalties for our company.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and monitoring could have a material adverse effect on our business and financial results.

We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the STF, by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the STF reaches a different understanding on the subject matter.

For example, as a result of the decision, if previously a company obtained authorization from any Court of Justice that certain activity is not subject to tax, such permission would automatically be annulled if and when the STF makes a contrary ruling that the activity is in fact subject to tax (no retroactive effects should apply to taxable events prior to the new ruling). Hence, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that affects our business, our financial and operating results could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

We operate in a jurisdiction that has a high risk for corruption and we are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations, as provided under the Brazilian Anticorruption Laws, including, without limitation, the Brazilian Federal Law No. 12,846/2013 (the Brazilian Clean Companies Act), as regulated by Federal Decree No. 11,129/2022, Law No. 14,230/2021 (the Administrative Misconduct Law), Law 14,133/2021 (the Brazilian Public Procurement Law), Law 9,613/1998 (the Brazilian Anti-Money Laundering Law) and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA.” Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Monitoring compliance with anti-money laundering, anti-terrorism, and anti-corruption law and sanctions rules can impose a significant burden on banks and other financial institutions, and on us, and requires significant technical capabilities. Violations of the anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

Brazilian Anticorruption Laws provide for the strict liability of companies and their legal successors that engage in corruption. Furthermore, Brazilian Anticorruption Laws provide for the joint and several liability of companies belonging to the same business conglomerate. Companies may also be held liable for corruption related offenses committed by third parties, especially if they benefited from the transactions. There is no intent or knowledge requirement for strict liability offences and therefore we could be held liable for wrongful acts even if we were not aware of them.

Liability arising from violations of Brazilian Anticorruption Laws may result in severe penalties, both in the administrative and judicial spheres, including large fines, disgorgement of profits and the publication of the conviction in large scale media outlets. In addition, individuals involved in wrongful conduct may be exposed to civil, administrative, and criminal liability. In this regard, we must constantly update and enforce our internal controls to prevent, monitor and combat fraud, corruption, money laundering, and other related irregularities to prevent or mitigate judicial and administrative liability.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our consumers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of consumers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new consumers to join our network and reduce the attractiveness of our products and services.

Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses, loss of key banking and other relationships, financial and reputational damage.

Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants or third-party service providers could adversely affect our consumers and us. If our directors, officers, employees, consultants or third-party service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial condition or business relationships. Detecting or deterring employee misconduct is not always possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Brazilian Clean Company Act (which establishes the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other consequences, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares.

Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.

The Brazilian Central Bank has periodically changed the level of regulatory reserves and compulsory deposits that payment institutions and financial institutions in Brazil are required to maintain, and has adjusted compulsory allocation requirements to finance government programs and mandated contributions to the deposit insurance program maintained by the Brazilian Credit Guarantee Fund, or the “FGC,” with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation and contribution requirements in the future or impose new requirements on us, which as a result could reduce our liquidity and, as a result, may have a material adverse effect on our business, financial condition and results of operations.

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations must be held in Brazilian government securities or return yielding balances at the Brazilian Central Bank.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We may be in the future, party to significant legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, consumers, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business — Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyrights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents or other assets protected by intellectual property rights that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Moreover, we believe our brand has contributed significantly to the historical success of our business. Maintaining, protecting and enhancing our brand is critical to expanding our consumer base, our loan portfolio and our third-party partnerships, as well as increasing engagement with our products and services. Our success in this regard will depend largely on our ability to remain — or, in markets into which we expand, become — widely known, gain and maintain our consumers’ trust, be a technology leader and provide reliable, high-quality and secure products and services that continue to meet the needs of our consumers at competitive prices, as well as the effectiveness of our marketing efforts and our ability to differentiate our services and platform capabilities from competitors’ products and services.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our consumer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new consumers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in the countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•        growth or downturn of the Brazilian economy;

•        interest rates and monetary policies;

•        exchange rates and currency fluctuations;

•        inflation;

•        liquidity of the domestic capital and lending markets;

•        import and export controls;

•        exchange controls and restrictions on remittances abroad;

•        modifications to laws and regulations according to political, social and economic interests;

•        fiscal policy and changes in tax laws;

•        economic, political and social instability;

•        labor and social security regulations;

•        energy and water shortages and rationing; and

•        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.

The President of Brazil has the power to determine policies and issue governmental decrees related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ours. It is not possible to predict which policies the President will adopt, nor whether such policies or changes in current policies could have an adverse effect on us or the Brazilian economy.

These and other future developments in the Brazilian economy and governmental policies could have a material adverse effect on us. We have no control over and cannot predict the measures and policies the Brazilian government may adopt in the future.

Political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties related to a number of ongoing investigations of accusations of money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, including the largest investigation, known as Lava Jato. These investigations adversely affected the Brazilian economy and political scenario. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of corruption, including by offering or accepting bribes or kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they have so far had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In October 2022, former President Luiz Inácio Lula da Silva won the 2022 presidential elections and took office on January 1, 2023. After the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate organized public protests against the use of electronic ballot boxes and alleged certain electoral conspiracies. Any deterioration of the political environment in Brazil could affect the confidence of investors and the general public.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Brazilian Central Bank, the Brazilian government introduces measures to control inflation that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers. We cannot predict which policies the incumbent president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

In the beginning of February 2025, new presidents were elected both for the House of Representatives (Câmara dos Deputados) and the Senate (Senado) in Brazil. The new congressional leadership may influence legislative priorities and the regulatory environment, potentially leading to shifts in policy that could affect our business activities.

The term of office of Mr. Roberto Campos Neto as the president of the Brazilian Central Bank concluded at the end of the 2024 fiscal year. Within the scope of his responsibilities as president of Brazil, President Lula has appointed Gabriel Galípolo as the new president of the Brazilian Central Bank for a four-year term, starting in January 2025. As this position holds significant influence over monetary policy and economic regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

Uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. Any of the factors above may create political instability that could harm the Brazilian economy and, consequently, adversely affect our business.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

Brazil experienced inflation of 7.3%, 23.1%, 17.8%, 5.5%, (3.2)% and 6.5% in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, respectively, as measured by the General Market Price Index (Índice Geral de Preços — Mercado), or “IGP-M,” compiled by the Getulio Vargas educational foundation (Fundação Getulio Vargas), or “FGV.” Inflation projected for 2025 is 5.62% p.a., while inflation expectations for 2026 and 2027, as measured by the Focus Bulletin of March 14, 2025, are around 4.55% and 4.00%, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the CDI was unstable during the past three years, reaching 12.15%, 11.75%, 13.75% and 9.25% per annum, as of December 31, 2024, 2023, 2022 and 2021, respectively. However, future measures taken by the Brazilian government to control inflation could include higher interest rates. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For example, in the year ended December 31, 2020, the real depreciated 29% against the U.S. dollar to an exchange rate of R$5.1967 per US$1.00. In the year ended December 31, 2021, the real depreciated 7.0% against the U.S. dollar to an exchange rate of R$5.5805 per US$1.00. In the year ended December 31, 2022, the real appreciated 7.0% against the U.S. dollar to an exchange rate of R$5.2177 per US$1.00. In the year ended December 31, 2023, the real appreciated 7.2% against the U.S. dollar to an exchange rate of R$4.8413 per US$1.00. Finally, in the year ended December 31, 2024, the real depreciated 27.9% against the U.S. dollar to an exchange rate of R$6.1923 per US$1.00. There can be no assurance that the real will not further appreciate or depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. Depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Fluctuations in interest rates may harm our business.

Our operations include processing consumer transactions made using credit cards, as well as providing for the prepayment of merchants’ receivables when consumers make purchases in installments. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer consumers may decide to make payments in installments if our overall financing costs require us to increase the cost of our installment payment solutions to our clients. Either of these factors could cause our business activity levels to decrease, which could materially adversely affect our financial condition and results of operations. On the other hand, if Brazilian interest rates decrease, our revenues per transaction may decrease.

In addition, increases in interest rates and our costs of funding would also increase our liquidity risk. Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, with increases in these factors increasing our cost of funding. Notably, interest rates in Brazil, as well as in various countries around the world, have risen in response to high inflation rates in the post-COVID-19 pandemic period. However, higher interest rates have not resulted in any material impact on our results. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, or at all. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot guarantee that we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets, which would materially adversely affect our business.

We are subject to economic and political risk, the business cycles and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The industries in which we operate depend heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments and/or compromise the credit quality of our loan portfolio. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our consumers make fewer transactions or spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Relatedly, to mitigate our economic risks (such as interest rates and foreign exchange), we enter into derivative contracts or other hedging instruments, which exposes us to counterparty risk. Any limitation on the trading of these derivative contracts or hedging instruments could materially and adversely affect us. Separately, because we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional consumers, defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry could lead to market-wide liquidity problems that could negatively impact our business, financial condition and results of operations.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazil’s Gross Domestic Product, or “GDP,” was 3.5%, 2.9% and 2.9% in the years ended December 31, 2024, 2023 and 2022, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of Brazil’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Global markets recently recorded volatility and disruptions after the escalation of geopolitical tensions, including the beginning of the military conflict between Russia and Ukraine and the recently commenced war between Israel and Hamas. This scenario may continue to lead to disruptions in the market, including a significant volatility in the prices of raw materials, particularly oil and gas. We continue to monitor the scenario in Ukraine on a global level and assess its potential impact on our business. The intensity and the duration of the current war between Israel and Hamas are difficult to predict, as well as the economic implications of this war on our business and operations and global geopolitical instability. The reaction of investors to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world. Crises in other countries may diminish investor’s confidence in securities of Brazilian issuers, including our common shares.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities related to companies operating in Brazil, such as our Class A common shares and may harm our business and the price of our Class A common shares.

Any downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Following a prolonged period of stability, the rating agencies began to review Brazil’s sovereign credit rating in August 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•        Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. It subsequently downgraded the rating to BB in May 2016.

•        In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB minus with a positive outlook. In December 2023, Standard & Poor’s upgraded Brazil’s sovereign debt credit rating to BB, outlook stable.

•        In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2. In May 2020, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and maintained the outlook as stable. The latest rating by Moody’s was in April 2022, reaffirming Brazil’s sovereign credit rating at Ba2 with a stable outlook.

•        In May 2020, Fitch maintained Brazil’s sovereign debt credit rating at BB- and changed its outlook to negative in the context of developments relating to the COVID-19 pandemic, which was reaffirmed in May and in December 2021. In July 2022, Fitch updated the outlook from negative to stable In July 2023, Fitch upgraded Brazil’s sovereign credit rating to BB with a stable outlook and in December 2023 it reconfirmed the stable outlook.

As of the date of this prospectus, Brazil’s sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB with a stable outlook by Standard & Poor’s, Moody’s and Fitch, respectively, which is below investment grade.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future, and rules seeking to reduce consumer over-indebtedness may drive consumers and potential consumers away from our products.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or “PROCONs,” which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or “SENACON.” Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.” Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. To the extent consumers file proceedings relating to consumer rights against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Moreover, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,150 was enacted on July 26, 2022, determining a “base minimum” (“mínimo existencial”) for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt, at the rate of 25% of the minimum wage. On June 20, 2023, Decree No. 11,567 was enacted, changing the previous rate to the fixed amount of R$600.00. This new set of rules may contribute to driving consumers and potential consumers away from our products and to file complaints against us with grounds in over indebtedness situations, which could adversely impact our business, financial condition and results of operations.

Risks Relating to Being a Foreign Private Issuer, an Emerging Growth Company and a Controlled Company

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Dutch legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Dutch laws and regulations that are applicable to Dutch public liability companies of which shares are admitted to listing on a stock exchange outside of the European Union. However, Dutch laws and regulations applicable to such Dutch public limited liability companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Dutch law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company, we are permitted to, and intend to take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30 and that we have been subject to the reporting requirements of the SEC for at least twelve months and have filed at least one annual report with the SEC, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of U.S. domestic companies.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. Upon completion of this offering, we intend to follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of:

•        the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

•        the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•        the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•        the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

See “Management — Foreign Private Issuer Status” for more information.

Availing ourselves of these or any other foreign private issuer exemptions now or in the future, as opposed to complying with the requirements that are applicable to U.S. domestic companies, may reduce the scope of information and protection to which you are or otherwise would be entitled as an investor under Nasdaq’s corporate governance rules.

As a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are not “controlled companies.”

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this offering, we intend to rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq corporate governance rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements applicable to companies that are not “controlled companies.” Even if we were to lose our foreign private issuer status but remain a “controlled company,” we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Risks Relating to Our Class A Common Shares and this Offering

There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop or is not sustained following this offering, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq, or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering or at the time you would like to sell. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•        the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•        actual or anticipated variations in our operating results;

•        changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•        announcements by us or our competitors of significant contracts or acquisitions;

•        future sales of our shares; and

•        investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we

are authorized to issue up to            shares, of which following this offering            Class B common shares will be outstanding and (1)            Class A common shares will be outstanding (assuming no exercise of the underwriters’ option to purchase additional Class A common shares) or (2)            Class A common shares will be outstanding (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). We have agreed with the underwriters, subject to certain exceptions, not to issue, offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, we have adopted a restricted share plan, pursuant to which have the discretion to grant shares to eligible participants. See “Management — Long-Term Incentive Plan.” We intend to register all common shares that we may issue under our restricted share plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus, and any other applicable restrictions. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.

Under our Articles of Association, the holders of our Class B common shares are entitled to pre-emptive rights to subscribe for additional Class B common shares in the event that we issue common shares, upon the same economic terms and at the same price as Class A common shares, in order to allow them to maintain their proportional ownership interests. The exercise by the holders of our Class B common shares of pre-emptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares. For more information, see “Description of Share Capital — Pre-emptive or Similar Rights.”

Anti-takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our common shares.

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation but applies only to companies whose shares are admitted to listing and trading on an EU regulated market. Given that the Class A common shares shall only be admitted to listing and trading on Nasdaq, these provisions are not applicable.

Our Articles of Association contain provisions that, although they do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of Class A common shares and adversely affect the market price of common shares and the voting and other rights of our shareholders. These provisions include:

•        provisions establishing a dual class share structure, not taking into consideration the conversion shares, which, for so long as Class B common shares are issued and outstanding, will allow the holders of Class B common shares to control the outcome of most corporate matters requiring shareholder approval, to the extent these resolutions do not require a qualified majority, even if the number of Class B common shares represent significantly less than a majority of the number of issued and outstanding common shares. As a result, the holders of Class B common shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of our issued and outstanding Class A common shares; and

•        minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or to add items to the agenda for those meetings.

For more information, see “Description of Share Capital — Anti-Takeover Provisions in our Articles of Association.”

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per Class A common share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share.

The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power in our general meeting and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least 9.1% of all outstanding shares of our Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Description of Share Capital — Voting Rights.”

In addition, our dual-class structure may result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. For example, certain index providers have imposed restrictions on including companies with multiple-class share structures in certain of their indexes. FTSE Russell requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. Moreover, several stockholder advisory firms have announced their opposition to the use of dual-class structures. As a result, our dual-class structure may prevent the inclusion of our Class A common shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common shares. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are incorporated under and subject to Dutch law, which may afford less protection to our shareholders than U.S. laws.

Our corporate affairs are governed by our Articles of Association and Dutch law. Dutch law may afford less protection to our shareholders than U.S. laws and may differ in some material respects from laws generally applicable to U.S. companies and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. There may be less publicly available information about us than is regularly published by or about U.S. companies.

Dutch law governing the shares of Dutch companies may not be as extensive as those in effect in the United States, and Dutch law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See “Description of Share Capital.”

For example, neither our Articles of Association nor Dutch law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.

All our general meetings of shareholders shall take place in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands. Shareholders may vote by proxy or in person at any general meeting.

The ability of shareholders to effect service of process or enforce civil liabilities under U.S. securities laws may be limited.

At the date of listing of the Class A common shares, PicPay Netherlands will be a public limited liability company under Dutch law and the majority of its directors and executive officers are (at that time) residents of countries other than the United States. Substantially all of our assets and the assets of some of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in the Class A common shares to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons or against us. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws and there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process (goede procesorde); (2) does not contravene public policy of the Netherlands (openbare orde); (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent they are necessary to compensate actual loss or damages. For more information, see “Enforceability of Civil Liabilities — the Netherlands.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the adjusted net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of US$            per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2024, if you purchase our Class A common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately US$            per share in adjusted net tangible book value. As a result of this dilution, investors purchasing Class A common shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Dutch law provides that courts at the corporate seat of the issuer have jurisdiction for certain disputes between us and our shareholders, which could limit our shareholders’ ability to bring a claim in a U.S. court for disputes with us or members of our board of directors, senior management or employees.

Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia, any legal challenge by a shareholder of a resolution of the general meeting. This may limit a shareholders’ ability to bring a claim in a U.S. court for disputes with PicPay Netherlands or members of our board of directors, senior management or other employees, which may discourage lawsuits against PicPay Netherlands and members of our board of directors, senior management or other employees. This exclusive forum does not apply to claims under the Securities Act or the Exchange Act.

Instead, our Articles of Association will provide that, unless our board of directors consents in writing to the selection of an alternative forum for the resolution of a specific complaint, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States. Notwithstanding the foregoing, we note that holders of our securities cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

The preceding exclusive forum provisions described in this risk factor may increase litigation costs or limit a shareholder’s ability to bring a claim in a U.S. court for disputes with PicPay or members of our board of directors, senior management or other employees, which may discourage lawsuits against the Company and members of our board of directors, senior management and other employees. In addition, the enforceability of exclusive forum provisions in our Articles of Association is uncertain. If a court were to find any of the exclusive forum provisions described in this risk factor to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares will be payable only in reais.

Substantially all of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we will not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the Brazilian real will only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

There is a risk that we will be a passive foreign investment company for U.S. federal income tax purposes, and such classification could result in materially adverse U.S. federal income tax consequences for U.S. investors.

We will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For this purpose “passive income” generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions with exceptions for, among other things, dividends, interest, rents and royalties received from certain related companies to the extent attributable (in accordance with U.S. Treasury regulations) to non-passive income derived by such related companies, as well as for gains from sale or exchange of inventory or similar property. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation, or the “Market Capitalization,” and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non-passive asset to the extent attributable to such corporation’s non-passive income. In addition, for the PFIC asset test, cash and cash equivalents are considered passive assets. Based on certain estimates of our gross income, gross assets, the nature of our business, the expected use of the proceeds from this offering of the common shares and our anticipated Market Capitalization, it is possible that we were a PFIC in prior taxable years and may be classified as a PFIC in the current taxable year or in the foreseeable future. There can be no assurance that we will not be considered a PFIC for any taxable year because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (including goodwill), Market Capitalization and activities in those years. Because our Market Capitalization generally will be determined by reference to the aggregate value of our outstanding common shares, our PFIC status will depend in large part on the market price of the common shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of common shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. Prospective U.S. investors should consult their tax advisors regarding our PFIC status and the consequences to them if we were classified as a PFIC for any taxable year.

Notwithstanding the above, certain elections may be available to U.S. Holders with respect to our common shares, such as a “mark-to-market” election, which may mitigate the adverse consequences of PFIC status.

For additional information, see “Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of            Class A common shares in this offering will be approximately US$            (or US$            million if the underwriters exercise in full their option to purchase additional Class A common shares), assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share would increase (decrease) the net proceeds to us from this offering by approximately US$            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$            , assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we have not entered into any agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in interest-earnings instruments.

We intend to contribute the net proceeds from this offering to our operating subsidiary PicPay Brazil in the form of one or more capital contributions. We will have broad discretion in allocating the net proceeds from this offering, including but not limited to the timing of the capital contributions.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments and Brazilian government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

Dividends and Dividend Policy

We expect to adopt a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

We have not declared or paid any dividends to our shareholders since our incorporation under Dutch law on December 27, 2023. PicS Ltd. has not declared or paid any dividends to our shareholders since its incorporation on January 18, 2021; and PicPay Brazil has not paid any dividends to its shareholders since 2015.

Under Dutch law, PicPay Netherlands may only pay dividends to the extent its equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law or by our Articles of Association and (if it concerns a distribution of profits) after adoption by the general meeting of the annual accounts from which it appears that such distribution is permitted. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the general meeting and will depend upon a number of factors as set out above.

The general meeting may decide that all or part of the remaining profits shall be added to the reserves. After such (partial) reservation, any remaining profit will be at the disposal of the general meeting.

From time to time during the course of the year, the board of directors (without prior shareholder approval being required) and the general meeting may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.

The Class A common shares and Class B common shares have equal economic rights on distributions made by the Company. Any and all distributions on the Class A common shares and Class B common shares shall be made in such a way that on each Class A common share and Class B common share an equal amount or value will be distributed, provided that and with observance of the following order of priority:

(a)     in the event of a distribution of profits in respect of a financial year, an amount equal to 1% of the nominal value of each conversion share shall first be added to the dividend reserve maintained for the holders of conversion shares; and

(b)    following such, no further distribution shall be made on conversion shares in respect of such financial year. For further information on the taxation of dividends declared and paid by PicPay, see “Taxation — Material Dutch Tax Consequences” and “Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Taxation of Distributions.”

Additionally, please refer to “Risk Factors — Risks Relating to Our Business and Industry — Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from PicPay Brazil. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to the Netherlands, or if the Netherlands becomes incapable of receiving them, we may not have to do any dividend payments in the future.

Capitalization

The table below sets forth our total capitalization as of December 31, 2024, which is equivalent to the sum of our financial liabilities measured at amortized cost and our total equity, as follows:

•        PicPay Netherlands, on an actual historical basis;

•        PicPay Netherlands, as adjusted to give effect to the issuance and sale by PicPay Netherlands of the Class A common shares in this offering, and the receipt of US$            million (R$            million) in estimated net proceeds, considering an offering price of US$            million (R$            million) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional Class A common shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our audited consolidated financial statements included elsewhere in this prospectus, with the sections of this prospectus entitled “Summary Financial and Other Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the other financial information contained in this prospectus.

	As of December 31, 2024
	PicPay Netherlands		PicPay Netherlands
	Actual		As Adjusted(2)
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Financial liabilities measured at amortized cost	3,920,237	24,275,284
Total equity(3)	284,848	1,763,867
Total capitalization(3)(4)	4,205,086	26,039,151

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 31, 2024 of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      As adjusted to give effect to the issuance and sale by PicPay Netherlands of the Class A common shares in this offering and the receipt of R$            million (US$            million) in estimated net proceeds, considering an offering price of US$            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional Class A common shares and placement of all offered Class A common shares).

(3)      Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and equity by R$            million (US$            million).

(4)      Total capitalization is equivalent to the sum of our financial liabilities measured at amortized cost and our total equity. There is no standard definition of total capitalization, and our total capitalization definition may not be comparable to those used by other companies.

Dilution

Net tangible book value is defined as total assets (excluding intangible assets) less total liabilities. Net tangible book value per share is defined as net tangible book value divided by the total number of shares outstanding. As of December 31, 2024, we had a net tangible book value per share of R$            (US$            ), corresponding to net tangible book value of R$            million (US$            million), divided by            , the total number of our shares outstanding as of December 31, 2024.

After giving effect to the sale by us of the            Class A common shares offered by us in the offering, and considering an offering price of US$            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value estimated as of December 31, 2024 would have been US$            million, representing US$            per share. This represents an immediate increase in net tangible book value of US$            per share to existing shareholders and an immediate dilution in net tangible book value of US$            per share to new investors purchasing Class A common shares in this offering. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.” Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of the offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the adjusted net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of PicPay Netherlands have the same dividend and other rights, except for voting and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

Net tangible book value per share as of December 31, 2024	US$
Increase in net tangible book value per share attributable to existing shareholders	US$
Adjusted net tangible book value per share after the offering	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors		%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$            per Class A common share and the dilution to investors in the offering by US$            per Class A common share.

The actual offering price per Class A common share is not based on the adjusted net tangible book value of our common shares, but will be established based through a bookbuilding process. The foregoing tables assume no exercise of the underwriters’ option to purchase additional Class A common shares.

To the extent that we grant shares to our employees under our restricted share plan or other issuances of common shares are made, there will be further dilution to new investors. The maximum aggregate number of shares that may be issued pursuant to awards under this plan is equivalent to 2% of our total capital stock immediately following this offering. See “Management — Long-Term Incentive Plan.”

Market Information

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to the offering at or above the initial public offering price.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Consumer Ecosystem Operating and Financial Highlights

Wallet and Banking

As of December 31, 2024, we had 39 million quarterly active consumers, of which 14% are consumers who only opened the app during the quarter, compared to 34 million quarterly active consumers as of December 31, 2023, of which 17% were consumers who only opened the app during such quarter. As of December 31, 2024, we had 27 million consumers with deposits, compared to 24 million consumers with deposits as of December 31, 2023. The deposits held by consumers in our ecosystem (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements) totaled R$20.0 billion as of December 31, 2024, representing an increase of 53% from R$13.0 billion as of December 31, 2023.

Wallet and Banking Monetization Model

Our open platform approach enables consumers to register on file any credit card to fund their payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods in our PicPay Shop, among others) in a single payment or in installments. For the three-month period ended December 31, 2024, our PicPay-branded credit card represented 25% of the total credit card TPV captured in our digital wallet. Moreover, our digital wallet model is primarily fee based and asset-light, i.e., we only assume credit and underwriting risk if these transactions are sourced by our PicPay-branded credit card following the transfer to us of the Banco Original credit card portfolio, concluded in January 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “— Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Our Wallet and Banking is mainly monetized when P2P, Pix, and bill payment transactions are sourced by credit cards. Transaction fees through credit cards charged from the payer can vary from 3.49% up to 5.49% of the transaction amount (which we recognize as “net revenue from payment transaction activities and other services” in our statement of profit or loss), while our installment fees (which we recognize as “financial income” in our statement of profit or loss) can vary from 3.99% up to 5.49% per month of the transaction amount. We receive the total amount charged to the consumer’s credit card already net of interchange fees and the merchant discount rate from the merchant acquirer involved in the transaction, as illustrated in the chart below. We do not receive fees from merchants in transactions paid with credit cards in our wallet unless the receiver is a merchant affiliated to the PicPay network, in which case we charge a merchant discount rate based on the payment volume. In the scenario illustrated in the chart below, the utility company is the receiver, so we do not charge a merchant discount rate from such company. P2P (closed-loop) and Pix transactions (either for amounts transferred within our ecosystem or amounts that are transferred outside our ecosystem) funded by balances held in our digital wallets are free of charge. For more information about instant payment monetization, see “— Instant Payments (P2P and Pix)” below.

Brazilians often finance their consumption through installment payments, due to several specific and cultural factors. In our platform, we offer a wide range of payment methods aiming to facilitate how our consumers will pay for their transactions. We enable consumers to pay several types of digital wallet transactions in up to twelve installments through their credit card. In Brazil, differently from some other countries, the credit card settlement period is approximately 30 days. This means that in order to pay instantly our P2P, P2M, and bill payment transactions when sourced by credit cards and installments, we, as the intermediary of the payment transaction, prepay the credit card receivables and monetize by charging a take rate to cover prepayment costs.

The graphic below provides one example of our digital wallet monetization model:

In this example, we illustrate a scenario of using a credit card registered on file as a source of funding a bill payment in monthly installments:

•        on the bill’s due date (D+0), a consumer uses a credit card on file in their digital wallet to pay a utility bill of R$500.0 in ten monthly installments.

•        on the same date, PicPay pays the total amount of R$500.0 to the utility company at no cost, and PicPay charges the consumer’s credit card R$609.23, which consists of a 3.99% transaction fee over the amount of the bill (R$19.95) plus an installment fee of 2.99% per installment over the amount of the bill plus the transaction fee, as amortized (R$89.28 for ten installments). As a result, the total cost for the consumer is R$609.23, payable in 10 installments of R$60.92 per installment); and

•        once the consumer makes a monthly installment payment of R$60.92 on its credit card (typically beginning at D+26), the consumer’s credit card issuing bank pays that amount to the merchant acquirer, minus the interchange fee payable to the issuing bank, and the merchant acquirer pays PicPay the installment fee net of merchant discount rate (MDR).

As shown in the chart below, our Wallet and Banking TPV, which includes instant payments (P2P and Pix), bill payments and other products, totaled R$107.8 billion for the three months ended December 31, 2024, an increase of 45% when compared to the corresponding quarter in 2023. For the year ended December 31, 2024, our Wallet and Banking TPV totaled R$371.7 billion, an increase of 58% when compared to the previous year. P2P and Pix payments represented 93% and 92% of our Wallet and Banking TPV for the fourth quarter of 2024 and for the year ended December 31, 2024, respectively, with the remainder derived from bill payments and other products for each period. Our Wallet and Banking TPV grew at a CAGR of 126% from R$6.2 billion reached in the year ended December 31, 2019, to R$371.7 billion in the year ended December 31, 2024.

Wallet and Banking TPV
(R$ million)

____________

(1)      Others refer to cash-out products such as cash withdrawal, wire transfers, withdrawal with debit cards, and international remittance exchange.

For the year ended December 31, 2024, our total revenue and financial income from our Wallet and Banking segment totaled R$3.0 billion of which 81% was total financial income. This financial income from our Wallet and Banking segment comprises transactions (P2P, Pix and bill payments) paid in installments by our consumers and float revenue (comprised of financial investments made with our consumers’ deposits, mainly in government-issued securities).

Instant Payments (P2P and Pix)

Pix Credit was a key product that contributed to the increased monetization of our digital wallet since its inception. We have been highly encouraged by the performance of Pix Credit, which continues to scale and gain momentum within our consumer base. As shown in the chart below, for the three months ended December 31, 2024, we achieved a total Pix Credit TPV of R$5.8 billion, an increase of 58% when compared to the corresponding period in 2023. For the year ended December 31, 2024, we achieved a total Pix Credit TPV of R$19.6 billion, an increase of 69% when compared to the year ended December 31, 2023. Since the fourth quarter of 2021, when we launched this product, until December 31, 2024, Pix Credit TPV totaled R$37.3 billion. We intend to continue to capture the benefits from the Pix infrastructure, which we believe will further increase our opportunities to cross-sell additional products and services.

Pix Credit TPV
(R$ million)

+58%
3,685
5,834
+69%
11,649
19,630
4Q23
4Q24
2023
2024

As of December 2024, according to Brazilian Central Bank information, our Pix coverage in terms of number of transactions was 10.9%. Our coverage in the number of transactions increased 141 basis points, from 9.4% in December 2022 to 10.9% in December 2024. In addition, the Brazilian Central Bank reported that our coverage based on the total Pix payment volume was 3.1% during December 2024. In addition, as of December 31, 2024, we had 37.1 million consumers with a registered Pix key in our app, which represented an increase of 49.6% when compared to 24.8 million consumers with a registered Pix key in our app as of December 31, 2023. Moreover, we had approximately 77 million registered Pix keys in our app as of December 31, 2024, an increase of 27.7% when compared to December 31, 2023.

The following graphic presents the evolution of our coverage in terms of number of transactions and TPV in each month from December 2022 to December 2024:

Pix Coverage

(%)

____________

Source:   Brazilian Central Bank.

Adjusted Gross Profit from Wallet and Banking

Adjusted Gross Profit from Wallet and Banking, which is defined as total revenue and financial income for Wallet and Banking less transaction expenses and interest and other financial expenses allocated to our Wallet and Banking segment, totaled R$1,531 million for the year ended December 31, 2024, an increase of 14.6% compared to R$1,336 million for the year ended December 31, 2023. Adjusted Gross Profit from Wallet and Banking is not a measure under IFRS Accounting Standards and should not be considered as a substitute for any measure of operating performance determined in accordance with IFRS Accounting Standards. For a reconciliation of Adjusted Gross Profit from Wallet and Banking segment, see “Summary Financial and Other Information-Other Financial Data.”

Adjusted Gross Profit from Wallet and Banking
(in R$ million)

Financial Services

PicPay Card

As of December 31, 2024, we had distributed 29.8 million cards, and the TPV of our PicPay Cards totaled R$12.4 billion for the three months ended December 31, 2024, an increase of 47% compared to the corresponding period in 2023. For the year ended December 31, 2024, the TPV of our PicPay Cards totaled R$39.2 billion, an increase of 45% compared to the year ended December 31, 2023. From December 31, 2021 to December 31, 2024, we distributed 17.0 million new PicPay combo cards (cartões múltiplos), which are both prepaid and credit cards, increasing the total number of cards distributed from 12.8 million as of December 31, 2021 to 29.8 million as of December 31, 2024.

PicPay Card TPV
(R$ million)

The chart below illustrates the importance of issuing and increasing the penetration of our own cards in app, in driving growth and profitability, and demonstrating that consumers who hold a PicPay Card are usually more engaged and tend to spend more within our digital wallet when compared to other users. PicPay Card consumers (defined as consumers who hold and transact with the PicPay Card in addition to their deposits or a third-party credit card registered on file) spend 1.7x more than other PicPay consumers (defined as PicPay consumers who only use a third-party credit card or deposits, excluding those consumers who hold a PicPay Card). We will now benefit from increased penetration through the interchange and interest, as well as be exposed to increased credit risk.

Average Quarterly Spending of PicPay Card Consumers vs. Other Consumers Since Launch
(R$/consumer)

We also have observed a higher contribution margin from PicPay Card consumers over time when compared to other users. The chart below shows that the cumulative contribution margin (profit generated after deducting costs incurred from transactions on a cumulative basis) from PicPay Card consumers has increased over time compared to consumers without a PicPay card.

Cumulative Contribution Margin of PicPay Card

Consumers vs. Other Consumers

(R$/consumer)

Credit Card Issuances and Credit Limits

For the year ended December 31, 2024, we issued over 11.4 million credit cards to our consumer base, of which 68% were secured cards, while the remaining 32% consisted of unsecured cards. With a focus on unsecured cards, we present our credit card issuance divided into three consumer categories: “Business as Usual (BAU)”, “Transitioned”, and “Progressive Limits.” The “BAU” category includes consumers with higher credit data and engagement levels within our platform. The “Transitioned” category refers to consumers who, at some point during 2024, belonged to groups with lower credit card limits and, due to their good performance in our gamification process, combined with our credit models, transitioned to the BAU category. The main difference from the previously explained “BAU” category is that the “Transitioned” category does not include consumers who evolved through gamification but who started their relationship with our credit card with higher limits. Finally, the “Progressive Limits” category considers consumers with respect to which we adopted a more conservative credit approach, based on our policy of granting micro and small credit card limits to consumers that we have lower visibility of the credit profile, resulting in a lower average credit card limit and leverage over income when compared to the “BAU” and “Transitioned” categories.

As shown in the chart below, throughout 2024, we increased the issuance of credit cards to consumers within the “Progressive Limits” group. Taking into consideration the approximately 4 million unsecured credit cards issued during the year, 67% were allocated to this category. From a strategic perspective, we view the issuance of credit cards to these consumers as a “CAC,” which means that we are more comfortable assuming a higher credit risk cost, considering the higher levels of delinquency during the third month of each cohort, as shown by the 100-basis evolution of the “Over 30 Mob 3” indicator and lower average limits size, in exchange for a potential transition of consumers to the “BAU” category, which includes consumers with more profitable margins, higher average limits and lower loss absorption levels (defined as the relation between the credit loss allowance expenses and revenue generation of such consumers).

For the year ended December 31, 2024, the “Progressive Limits” category had an average ticket (ratio of exposure in terms of granted limit to the number of cards issued) of R$143 and leverage (ratio of income of consumers in this category to the granted limit over the period) of 10%. The “Transitioned” category had an average limit of R$860 with a leverage ratio of 40% over income. Finally, the “BAU” category had an average limit of R$1,220 per card issued, with a leverage ratio of 40%. Approximately 33% of the total unsecured cards issued in 2024 were allocated to the “Transitioned” and “BAU” categories.

Moreover, we are observing a controlled delinquency performance for those two consumers categories, as demonstrated by the evolution of the “Over 30 Mob 3” indicator throughout 2024.

Credit Card Origination for
the year ended December 31, 2024
(millions of credit cards)

____________

Note (1):    Over 30 Mob 3 is a credit measure that analyzes the delinquency of our consumer cohorts in their third month of existence.

Credit Card Portfolio

Our credit card portfolio from our consumer loans balance totaled R$4.1 billion as of December 31, 2024, an increase of 35% when compared to September 30, 2024. Such increase was mainly due to higher credit card origination during the period driven by our ability to accelerate our offer of credit cards to a broader consumer base, supported by our credit models and our credit policies comprehending small limits and credit card limit increases based on consumers’ transactional behavior in our platform.

Credit card portfolio

(R$ million)

+35%
4,086
3%
97%
3,026
5%
95%
2,535
10%
90%
2,187
9%
91%
1Q24
2Q24
3Q24
4Q24
Unsecured
Secured

Interest Earning Portfolio (Credit Card Portfolio)

The table below sets forth the evolution of our interest-earning portfolio considering our credit card receivables. As of December 31, 2024, interest-earning installments, revolving, and non-interest-earning balances represented, respectively, 25%, 6%, and 69% of our credit card portfolio from our Consumer loans. The higher representativeness of earning installment balances compared to the market (based on data provided by the Brazilian Central Bank) results from transactions using a credit card as a source of funding, such as Pix Credit, as well as P2P and bill payments.

Interest-Earning Portfolio
(% of total credit card portfolio)

21%
5%
74%
13%
11%
75%
1Q24
25%
5%
70%
13%
11%
76%
2Q24
24%
6%
70%
13%
11%
76%
3Q24
25%
6%
69%
12%
10%
78%
4Q24
PicPay Interest Earning Installments Balance
PicPay Revolving Balance
PicPay Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance

____________

Note: These balances are as of March 31, June 30, September 30 and December 31, 2024. Market data was based on information provided by the Brazilian Central Bank.

Loans to Customers

During the three months ended December 31, 2024, total own and third-party loans originated in our app totaled R$2,028 million, an increase of 140% compared to the corresponding period in 2023, in which total own and third-party loans originated in our app totaled R$846 million. Secured products (such as FGTS, Payroll Loans and auto-secured loans) represented 55% of the total own and third-party loans originated during the three months ended December 31, 2024, and unsecured products, such as personal loans and P2P lending, represented the remaining 45%. For the year ended December 31, 2024, loan origination totaled R$6,836 million, an increase of 187% when compared to the year ended December 31, 2023, mainly as a result of the increase in the origination of secured credit products, such as FGTS loans and Payroll loans, in addition to higher volumes from unsecured loan origination from credit products, such as personal loans and buy-now-pay-later.

The loans we originate include personal loans, buy-now-pay-later loans, FGTS loans, payroll loans, P2P lending and auto-secured loans. Prior to October 2023, all of the loans originated in our financial marketplace were “off-balance” and financed by other partners connected in our platform (i.e., we acted as an agent for other financial services providers). Beginning in October 2023, we began to originate personal, public payroll loans, and FGTS loans “on-balance” for certain consumers who meet our credit performance criteria.

The chart below sets forth the evolution of our own and third-party loan originations for the periods indicated:

Own and Third-Party Loan Originations(1)
(R$ million)

____________

(1)      For the three months period ended December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024 and 2023 secured loans include FGTS loans, payroll loans, and auto-secured loans and unsecured loans include personal loans, and buy-now-pay-later.

Without considering loan origination from third-party products in our platform, we had a total of R$6.7 billion of loan originations for the year ended December 31, 2024, of which 60% were from secured products and 40% were from unsecured products. Similarly to the credit card limit granted breakdown presented above, we split our unsecured loan origination between three categories: “BAU”, “Upgrade” and “Progressive Limits.” The “BAU” category represents 66% of our total unsecured loan origination and it achieved an average ticket (financial volumes from loan contracts divided by the number of loan contracts) of R$1,031, with an average term of 17 months and an average spread (being the difference between interest rates charged to consumers minus funding costs attributed to activities considering a reference cost based on the average term and duration of each loan contract) of 5.4% per month.

The “Upgrade” category had an average ticket per loan originated of R$660, with an average term of 14 months and an average spread of 7.0% in 2024. Finally, the “Progressive Limits” category had lower average tickets and average terms, with an average spread of 14.2% per month. Moreover, we are maintaining controlled delinquency levels for the “BAU” and “Upgrade” categories. Taking into consideration the “Progressive Limits”, as explained above, we adopt a similar strategy by originating loans for a riskier group, charging higher interest rates, as demonstrated by the average spread of 14.2% during 2024.

Own Loan Origination for
the year ended December 31, 2024
(R$ million, %)

Own Loan Portfolio

Our own loans portfolio (presented as “loans to customers” plus “others” in our financial statements) totaled R$6.5 billion as of December 31, 2024, an increase of 1,028% compared to December 31, 2023 and 23% compared to September 30, 2024. We have been accelerating the pace of our own loan originations, particularly focusing on secured loans, such as payroll loans and FGTS loans. Secured loans represented 64% of our total loan portfolio balance as of December 31, 2024, compared to 65% as of December 31, 2023 and 69% as of September 30, 2024.

Own Loan Portfolio(1)
(R$ million)

____________

Note: (1)    These balances are as of December 31, 2023 and September 30 and December 31, 2024. Secured loans include FGTS Loans, Payroll Loans and Others. Unsecured Loans include Personal Loans and Buy-Now-Pay-Later.

Total Credit Portfolio

As of October 2023, we started to originate loan products through our own balance sheet. Since then, including the effects of the transfer of the Banco Original credit card portfolio, we observed a substantial increase in our credit portfolio (gross consumer loans (before credit loss allowance)), which ended as of December 31, 2024 with R$10.6 billion, an increase of 28% compared to R$8.3 billion as of September 30, 2024 and an increase of 1,739% compared to R$575 million as of December 31, 2023. Credit cards represented 39% of our total gross consumer loans (before credit loss allowance), loans to customers represented 61% as of December 31, 2024, In addition, as of December 31, 2024, 44% of our total credit portfolio is related to secured credit products and the remaining 56% is related to unsecured credit products. Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios.

The chart below presents the quarterly evolution of our credit portfolio:

Total Credit Portfolio
(R$ million)

The chart below presents our delinquency regarding defaults between 15 to 90 days past due compared to the average NPL 15 to 90 days past due from digital banks. As of December 31, 2024, our early delinquency rate reached 4.61%, which is a lower rate than the average of digital banks. Moreover, our NPL over 90 days past due reached 4.20% as of December 31, 2024.

NPL 15-90 days past due
(%)

____________

Note: (1) Digital banks refers to average NPL 15-90 days for Nubank, Inter & Co. and Mercado Pago.

Net Interest Income (NII) from Financial Services, Net Interest Margin After Losses (NIMAL) from Financial Services and Net Interest Margin (NIM) from Financial Services

Net Interest Income (NII) from Financial Services reached R$1,434.7 million in the year ended December 31, 2024, with a Net Interest Margin (NIM) from Financial Services totaling 25.7%. We calculate NIM from Financial Services as NII from Financial Services for the year ended December 31, 2024 divided by the total average credit portfolio (average credit portfolio is defined as the sum of total credit portfolio as of December 31, 2024 and 2023 divided by two. Net Interest Margin After Losses (NIMAL) from Financial Services reached R$547.7 million in the year ended December 31, 2024.

Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services are not measures under IFRS Accounting Standards and should not be considered as substitutes for financial income or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For a reconciliation of Net Interest Income from Financial Services and Net Interest Margin After Losses from Financial Services to profit before income taxes, see “Summary Financial and Other Information — Other Financial Data.”

Net Interest Income (NII) from Financial Services (in R$ millions)	Net Interest Margin After Losses (NIMAL) from Financial Services (in R$ millions)

Insurance

Our financial services segment distributes a wide range of insurance products through strategic partnerships with trusted third-party insurers. These products offer essential coverages, including digital wallet insurance, insurance for Pix transactions (including those funded from other bank accounts), life insurance, smartphone insurance, loan protection insurance, insurance for our PicPay Cards, credit card invoice insurance, home insurance, health care and home care insurance.

As a result of our advantageous position as one of the largest digital financial product distributors in Brazil, we reached over 5 million active policies as of December 31, 2024.

The chart below presents the evolution of our insurance policies:

Active Insurance Policies
(in millions)

____________

Source:   Company’s figures and data provided by digital banks in their respective quarterly earnings reports.

Financial Services Monetization Model

We monetize our financial marketplace through:

•        interchange fees and interest paid on our cards;

•        distribution and success fees from credit origination through third-party partners;

•        interest income from proprietary credit origination; and

•        fees from the distribution of other financial products, such as insurance.

Business Ecosystem Operating Highlights

Acquiring & Banking

To strengthen our two-sided platform, we introduced key projects in 2023 targeted at our business customers. This initiative began with the full migration of our own merchant acquiring platform, enabling us to operate as a full merchant acquirer to capture, process and settle all card transactions effected in-app. This migration eliminated our reliance on other acquirers and has enabled us to mitigate certain upfront costs, such as the merchant discount rates charged by acquirers, generating cost efficiencies and gross margin gains.

As of December 31, 2024, approximately 602,000 active businesses accepted PicPay’s payments network. Our total TPV related to our business ecosystem, or “Merchant Acquiring TPV,” considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix and bill payments), which are processed by our merchant acquiring platform. Merchant Acquiring TPV is an important measure of the value of payments successfully processed through our merchant acquiring platform as well as the volume captured through other PicPay payment solutions for businesses, such as QR Code, e-wallet and Pix. Merchant Acquiring TPV was R$11.5 billion during the three months ended December 31, 2024, an increase of 39% compared to the corresponding period in 2023. For the year ended December 31, 2024, Merchant Acquiring TPV was R$38.7 billion, an increase of 33% compared to the year ended December 31, 2023. Our market share for the year ended December 31, 2024 corresponded to 0.93% of the total acquiring market volume, according to data from ABECS.

Merchant Acquiring TPV

(R$ million)

+39%
8,299
11,534
4Q23
4Q24
+33%
29,044
38,742
2023
2024

The average monthly net revenue per monthly active business was R$407.5 in the three months ended December 31, 2024, compared to R$104.4 in the three months ended December 31, 2023, an increase of 290% year over year, as a result of the increased number of individuals using PicPay to make payments to merchants, as well as the recent launch of PicPay’s physical hand-held payment devices. Our average cost of acquiring a new merchant, which considers performance media expenses, was R$3.0 per new merchant in the three months ended December 31, 2024, compared to R$20.2 per new merchant in the three months ended December 31, 2023, a decrease as a result of reduction in advertising as word-of-mouth indications and overall market recognition of PicPay has increased.

We believe we can continue to grow our Merchant Acquiring TPV given our multi-pronged go-to-market strategy which includes improving the consumer experience using our e-wallet and expanding our partnerships with online sellers and platforms and increasing our market share through the acquisition of online and offline services to offer a broader range of products (including existing products such as QR Code and Pix). Another key strategy is to leverage our two-sided ecosystem by connecting our 37 million active consumers to both online and offline sellers, taking advantage of our knowledge of their transactional behavior and geolocation as well as AI to target and offer optimized promotions and campaigns.

We monetize our business ecosystem by charging a merchant discount rate (MDR) to merchants accepting our payments solutions.

Audiences and Ecosystem Integration

We remain focused on our advantages as a unique dual-sided ecosystem anchored on two pillars: (i) monetization of our audiences by leveraging both our consumers’ and merchants’ customer bases with products and solutions, such as our PicPay Ads, allowing brands and companies to benefit from our huge audience in app and promote their products and services, as well as offering a miscellaneous of non-financial products, such as mobile top-ups, digital goods, in-app game and gift cards, and (ii) ecosystem engagement through a platform that allows online merchants to sell their products and services to more than 39 million quarterly active consumers through PicPay Shop. With this integration, we enable multiple benefits for affiliated merchants, such as customer acquisition, engagement of customers through merchant-funded discounts and cashback, and the opportunity for PicPay to cross-sell its own credit and payment acceptance products, such as credit cards, buy-now-pay-later, insurance, as well as our online checkout.

We monetize PicPay Ads by charging an impression fee for sellers and PicPay Shop by charging take rates from online sellers to accept in-app purchases from our consumers.

Consolidated Financial Highlights

Our total revenue and financial income for the three months ended December 31, 2024 totaled R$1,786 million, an increase of 91% compared to R$937 million for the three months ended December 31, 2023. For the year ended December 31, 2024, our total revenue and financial income was R$5,570 million, an increase of 61% compared to R$3,459 million for the year ended December 31, 2023. Our total revenue and financial income grew at a CAGR of 69%, from R$1,145 million in 2021 to R$5,570 million in 2024.

Total revenue and financial income
(R$ million)

We diversified our mix of revenues over time as we expanded our portfolio of products and services and started to offer our own credit products. Although we have accelerated the offer of our own loans and credit cards in the year ended December 31, 2024, 67% of our revenues are “asset-light,” with 25% originated from fee revenues, which is comprised of total net revenue from transaction activities and other services for reportable segments, and 42% originated from financial income of asset-light products, which includes financial income for our Wallet and Banking, Small and Medium-Sized Businesses, Audiences and Ecosystem Integration, and Institutional segments. The remaining 33% comes from financial income from credit products, which includes financial income for our Financial Services segment, i.e., financial income associated with credit risk. In 2023, most of our net revenue from transaction activities and other services and financial income was asset-light, since we only started our credit operations in October 2023.

Mix of net revenues from transaction activities and other services and financial income
(%)

1%
70%
29%
33%
42%
25%
2023
2024
Fee Revenues(1)
Financial Income from Asset-Light Products(2)
Financial Income from Credit Products(3)

____________

Notes: (1)  Fee revenues are equivalent to the net revenue from transaction activities and other services from our total reportable segments, as per explanatory note 31 (Segment Information) of our audited consolidated financial statements. For the year ended December 31, 2024, our fee revenues totaled R$1,524 million (or 25% of our total revenue and financial income from our total reportable segments).

(2)   The financial income of asset-light products is represented by the financial income allocated to our Wallet and Banking, Small and Medium-Sized Businesses, Audiences, Ecosystem Integration, and Institutional segments, as per explanatory note 31 (Segment Information) of our audited consolidated financial statements. Financial income of our asset-light products totaled R$2,565 million (or 42% of our total revenue and financial income from our total reportable segments) for the year ended December 31, 2024.

(3)   Financial income from credit products is the financial income from our Financial Services segment, as per explanatory note 31 (Segment Information) of our audited consolidated financial statements. Financial income from credit products totaled R$1,965 million (or 32% of the total revenue and financial income from our total reportable segments) for the year ended December 31, 2024.

For the three months ended December 31, 2024, our profit before income taxes was R$63 million, compared to R$31 million for the three months ended December 31, 2023. For the year ended December 31, 2024, our profit before income taxes was R$346 million compared to R$2 million for the year ended December 31, 2023. This result was mainly due to: (i) a 61% increase in our total revenue and financial income, driven by higher financial income from our credit operations, and (ii) other income related to tax credits.

Profit (loss) before income taxes
(R$ million)

Our profit for the year was R$80 million for the three months ended December 31, 2024, an increase of 215% compared to R$25 million for the three months ended December 31, 2023. For the year ended December 31, 2024, profit for the period/year was R$252 million, an increase of 574% compared to R$37 million for the year ended December 31, 2023. This increase was mainly due to: (i) a 61% increase in our total revenue and financial income, driven by higher financial income from our credit operations, and (ii) other income related to tax credits.

Profit (loss) for the period/year
(R$ million)

We calculate Annual Return on Equity as our profit for the year divided by the average equity during the year. The average equity during the year is defined as the average of equity on the year-end date of the immediately prior year and the equity on the year-end of the current year. For the year ended December 31, 2024, the average of equity consists of the sum of both equities as of December 31, 2024 and December 31, 2023 divided by two. For the year ended December 31, 2023, the average of equity consists of the sum of both equities as of December 31, 2023 and December 31, 2022 divided by two. We calculate Quarterly Annualized Return on Equity for the three-month period ended December 31, 2024 and 2023, which is, in each case, our profit for the fourth quarter of each period multiplied by four and then divided by our average of equity of the period, consisting in the sum of both equities as of December 31, 2024 and September 30, 2024 divided by two. For the three-month period ended December 31, 2023, the average of equity consists of the sum of both equities as of December 31, 2023 and September 30, 2023 divided by two.

For the three months ended December 31, 2024, our Quarterly Annualized Return on Equity was 19.0%, an increase of 10.5 p.p. compared to 8.5% for the three months ended December 31, 2023. For the year ended December 31, 2024, our Annual Return on Equity was 17.0%, an increase of 13.8 p.p. compared to 3.2% for the year ended December 31, 2023.

Annual Return on Equity and Quarterly Annualized Return on Equity
(%)

YoY growth
+10.5 p.p.
19.0%
8.5%
4Q23
4Q24
YoY growth
+13.8 p.p.
17.0%
3.2%
2023
2024

Adjusted Gross Profit totaled R$732 million for the three months ended December 31, 2024, an increase of 51% compared to R$485 million for the three months ended December 31, 2023. For the year ended December 31, 2024, our Adjusted Gross Profit totaled R$2,751 million, an increase of 53% compared to R$1,793 million for the year ended December 31, 2023. Such increase was mainly due to the expansion of our total revenues and financial income, offsetting the increase in financial expenses and costs related to transactions activities in the period. Adjusted Gross Profit is not a measure under IFRS Accounting Standards and should not be considered as a substitute for profit (loss) for the period/year or any other measure of operating performance determined in accordance with IFRS Accounting Standards. For a reconciliation of Adjusted Gross Profit to profit (loss) for the period/year before income taxes, see “Summary Financial and Other Information — Other Financial Data.”

Adjusted Gross Profit
(R$ million)

YoY growth
+51%
485
732
4Q23
4Q24
YoY growth
+53%
1,793
2,751
2023
2024

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, we present these additional business metrics to assist investors to better understand our business and how it operates. For more information about our key business metrics, see “Presentation of Financial and Other Information — Key Performance Indicators.”

For more information about certain other operational metrics applicable to our business, see “Our Unit Economics.”

	As of and for the three months ended December 31,		As of and for the year ended December 31,
	2024	2023	2024	2023
Consolidated
Total accounts (in millions)	60.2	52.8	60.2	52.8
Deposits (R$ million)(1)	19,983	13,038	19,983	13,038
Total payment volume (TPV) (R$ million)(2)	123,289	85,323	421,037	271,164
Total cash-in (R$ million)	110,233	77,242	377,714	239,436
Wallet and Banking
Wallet and Banking TPV (R$ million)	107,817	74,538	371,652	235,504
Financial Services
PicPay Card TPV (R$ million)	12,444	8,451	39,227	27,104
Own and Third-Party Loan Originations (R$ million)	2,028	846	6,836	2,381
Total Credit Portfolio (R$ million)(3)	10,571	575	10,571	575
Small & Medium-Sized Businesses
Merchant Acquiring TPV (R$ million)	11,534	8,299	38,742	29,044

____________

(1)      Comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements.

(2)      The sum of Wallet and Banking TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is greater than Total TPV due to transactions that are counted in more than one category of TPV. To calculate Total TPV, the sum of Wallet and Banking TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is adjusted to eliminate multiple entries.

(3)      Total credit portfolio refers to the consumer loans balance from our consolidated financial statements, which includes the balances of both the credit card and loan portfolios.

	As of and for the three months ended December 31,		As of and for the year ended December 31,
	2024	2023	2024	2023
Consolidated
Number of quarterly active consumers (in millions)	38.9	34.5	38.9	34.5
Quarterly average revenue per quarterly active consumer (R$)(1)	46.9	26.7	38.0	26.1
Quarterly average cost to serve per quarterly active consumer (R$)(2)	18.5	14.4	17.3	14.5
Annual Return on Equity and Quarterly Annualized Return on Equity (%)(3)	19.0	8.5	17.0	3.2

____________

(1)      Quarterly average revenue per quarterly active consumer for the three months ended December 31, 2024 and for the three months ended December 31, 2023 is, in each case, the total revenue and financial income in the last three months divided by the average number of quarterly active consumers during the period (for the three month period ended December 31, 2024, the average number of quarterly active consumers is defined as the average between the fourth quarter and the third quarter of 2024; for the three month period ended December 31, 2023, the average quarterly active consumers is defined as the average between the fourth quarter and the third quarter of 2023). Quarterly average revenue per quarterly active consumer for the years ended December 31, 2024 and 2023 is, in each case, the sum of the total revenue and financial income in the last twelve months divided by four and then divided by the average number of quarterly active consumers during the period (for the twelve month period ended December 31, 2024, the average number of quarterly active consumers is defined as the average between the fourth quarter of 2024 and the fourth quarter of 2023; for the twelve month period ended December 31, 2023, the average number of quarterly active consumers is defined as the average between the fourth quarter of 2023 and the fourth quarter of 2022).

(2)      Quarterly average cost to serve per quarterly active consumer for the three months ended December 31, 2024 and for the three months ended December 31, 2023 is, in each case, the sum of the total cost to serve in the referred three months divided by the average number of quarterly active consumers considering the number of quarterly active consumers at the beginning of the period, and the number of quarterly active consumers at the end of the period. For the years ended December 31, 2024 and 2023, we consider the sum of the total cost to serve in the last twelve months divided by four and then divided by the average number of quarterly active consumers during the period, considering the number of quarterly active consumers on the period end date of the prior period and the number of quarterly active consumers on the period end date of the current period. For 2024, the average quarterly active consumers is defined as the average between the fourth quarter of 2024 and the fourth quarter of 2023. For 2023, the average quarterly active consumers is defined as the average between the fourth quarter of 2023 and the fourth quarter of 2022.

(3)      Quarterly Annualized Return on Equity for the three-month period ended December 31, 2024 and 2023 is, in each case, our profit for the fourth quarter of each period multiplied by four and then divided by our average of equity of the period, consisting in the sum of both equities as of December 31, 2024 and September 30, 2024 divided by two. For the three-month period ended December 31, 2023, the average of equity consists of the sum of both equities as of December 31, 2023 and September 30, 2023 divided by two. Annual Return on Equity for the years ended December 31, 2024 and 2023 is, in each case, our profit for the year divided by our average of equity during the year, in the case of the year ended December 31, 2024, the average of equity on the period considers the sum of both equities as of December 31, 2024 and 2023 divided by two. For the year ended December 31, 2023, the average of equity considers the sum of both equities as of December 31, 2023 and 2022 divided by two.

Principal Factors Affecting our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various internal and external factors.

The most significant internal factors include:

•        our ability to attract and retain active consumers and businesses;

•        the adoption of our services, the volume of our ecosystem and the network effect;

•        our prices and mix of revenues; and

•        our costs and expenses.

The most significant external factors include:

•        the Brazilian macroeconomic environment; and

•        the Brazilian regulatory environment.

Our ability to attract and retain quarterly active consumers and businesses

Consumers are attracted to our platform by the convenience of financial and non-financial products and services that we offer in our ecosystem. Our consumers are the foundation of our business, and we are focused on growing their numbers and retaining them. Our revenues are driven by the number of consumers who are engaged with our platform, the number of products and services each consumer adopts and the aggregate volume and amount of transactions per consumer across our range of financial and non-financial products and services.

We believe our capacity to connect the demand of over 39 million quarterly active consumers to a diverse range of products and services offered by hundreds of thousands of merchants across various market segments helps to attract and retain retail customers over time. In addition, we offer a wide range of acceptance solutions. From transactions via QR Code and Pix to payment link, e-commerce captured through our online payment checkout (e-wallet) directly integrated with the consumers’ PicPay wallet and point-of-sale terminals owned by third-party merchant acquirer partners, PicPay caters to the needs of diverse businesses.

To further support businesses, our solutions also include banking services and own and third-party loan products, such as prepayment of receivables and working capital loans. These offerings aim to streamline and expand retailers’ businesses, making us an essential partner, especially for micro, small, and medium-sized businesses. With a comprehensive and innovative approach, PicPay positions itself as a key partner for the business ecosystem.

We expect continued growth in quarterly active consumers and businesses driven by the high-quality experiences we provide when they use our products and services, the result of which we believe is high affinity with our brand.

The adoption of our services, the volume of our ecosystem and network effect

We benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low cost and resulting in higher engagement and retention. We believe that the two-sided nature of our ecosystem reinforces the growth of each side of the ecosystem, building a self-sustaining cycle of value for both consumers and businesses, which are drawn to our platform’s convenience. We believe that as more consumers join our platform, more businesses and third-party financial institutions will be incentivized to come onboard, which will attract even more consumers. Furthermore, we believe that our social network drives user engagement by allowing consumers to connect, interact and transact with friends, families and businesses. We believe that this cycle reinforces the flywheel effect: as more consumers join the social network, the network becomes increasingly valuable to participants who are motivated to bring their contacts into the ecosystem.

Our prices and mix of revenues

We believe that we have a diverse product portfolio that we monetize through a variety of fees, commissions, and financial income.

•        Wallet and Banking Segment:    fees, other commissions and financial income. For the year ended December 31, 2024 and the year ended December 31, 2023, our Wallet and Banking segment from our total revenue and financial income accounted for 49.6% and 78.7% of our total revenue and financial income, respectively.

•        Financial Services Segment:    financial income and commissions paid by partners that compensate us for our ability to generate incremental sales for these partners, such as loan origination, investments and insurance sales, interchange and interest from our cards, and interest income from proprietary credit origination.

•        Small and Medium-Sized Businesses Segment:    MDR fees paid by businesses that use PicPay as a payment acceptance method and interchange fees for transactions with our corporate benefits card; and

•        Audiences and Ecosystem Integration Segment:    commissions paid by partners to compensate us for generating incremental sales for them at PicPay Shop and impression fees for our Ads solution.

•        Institutional Segment:    revenues, costs and expenses from financial investments and funding activities at the corporate level.

Our fees and commissions are tailored for each type of transaction, taking into consideration the product, the source of funds (i.e. balance held by consumers in their digital wallet or credit card payments), the number and amount of installment payments and other variables.

As part of our business positioning, transactions generate revenue that vary according to the fee percentage applied to the transaction value. Accordingly, our results are affected by our pricing policies, our mix of revenues and transaction volume.

Our Expenses

Through our ecosystem, we are focused on generating high transaction volume with healthy unitary margins. As such, our ability to control our costs and expenses directly affects our results. Our primary expenses are:

•        transaction expenses:    we incur these non-discretionary expenses in order to provide our products and services. The primary components of our transaction expenses are processing fees, risk prevention services, PicPay Card costs, chargeback, operating losses, and others. We constantly review these expenses in order to identify and capture opportunities to create additional efficiencies;

•        interest and other financial expenses:    these expenses include advance costs (costs we record when we request the advanced payment of receivables from acquirers discounted to present value); consumer balance remuneration (remuneration we pay to consumers on balances held in their digital wallets or digital piggy banks); CDBs; lease interest (interest we pay on installments under our property rental agreements); taxes on financial transactions; default interest (interest paid on late payments to our suppliers); and bank fees (including transfer fees we pay in connection with payments to our suppliers);

•        credit loss allowance expenses:    include losses associated with our loans receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivable;

•        technology expenses:    we incur technology expenses in connection with the availability of our application. These expenses include software expenses and IT services;

•        marketing expenses:    We incur marketing expenses in connection with the acquisition, activation, engagement and retention of our consumers and businesses, as well as our efforts to increase both brand awareness and consumer experience for our products and services. Our marketing expenses include advertising, cashback, digital marketing, customer acquisition expenses, and commission expenses;

•        personnel expenses:    we incur personnel expenses in connection with our business support operations. These expenses include employees’ salaries, benefits, social security charges, and others; and

•        administrative expenses:    we incur administrative expenses in connection with our business support operations. These expenses generally include administrative expenses, such as third-party services and financial system services, rent, condominium fee and property services, taxes, provisions for contingencies, cost sharing, and others.

The Brazilian Macroeconomic Environment

We currently operate exclusively in Brazil, which makes our revenue and profitability directly influenced by internal political and economic factors. These factors have an impact on the availability of credit, household disposable income, employment rates, and average wages. Additionally, our results are affected by interest rates and the expansion or contraction of consumer credit, all of which influence the volume and total value of payment transactions. For example, lower interest rates tend to reduce our funding costs, while the decrease in unemployment, combined with economic growth, drives an increase in payment volume. Both our operations and the industry are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or “GDP.” The following table sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the years indicated.

	For the year ended December 31,
	2024	2023	2022
Real growth (contraction) in GDP(1)	3.5%	2.9%	2.9%
Inflation (IGP-M)(2)	6.5%	(3.2)%	5.5%
Inflation (IPCA)(3)	4.8%	4.6%	5.8%
Long-term rate – TLP (average)(4)	6.7%	5.7%	5.0%
Interest rate (SELIC)(5)	12.3%	13.3%	12.5%
Year-end exchange rate – reais per US$1.00	R$6.19	R$4.84	R$5.22
Average exchange rate – reais per US$1.00(6)	R$5.39	R$5.00	R$5.17
Appreciation (depreciation) of the real versus US$ in the period/year(7)	(27.9)	7.2%	7.0%

____________

Source:   FGV, IBGE, Brazilian Central Bank and Bloomberg.

(1)      Real growth (contraction) in GDP in accordance with IBGE data and Bloomberg estimates for the year ended December 31, 2024.

(2)      Inflation (IGP-M) is the general market price index measured by the FGV.

(3)      Inflation (IPCA) is a broad consumer price index measured by IBGE.

(4)      TLP is the Brazilian long-term rate (average of monthly rates for the period/year).

(5)      SELIC (Brazilian Special Clearance and Custody System) is the official interest rate used by the Brazilian Central Bank to conduct monetary policy in Brazil.

(6)      Average exchange rate on each business day of the period.

(7)      Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Brazilian Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.

The Brazilian government has recently adopted economic policies aimed at boosting credit in the coming quarters, which requires the Brazilian Central Bank to maintain a contractionary monetary policy for a longer period, given the inflationary risks arising from heated demand. The Central Bank continues to follow its guidance of 1.0 percentage point increases in the Selic rate, reaching an annual rate of 14.25% in March 2025.

With respect to fiscal policy, the Brazilian government has continued to expand access to the Bolsa Família program (a federal direct and indirect income transfer program that integrates social assistance, health, education, and employment benefits, aimed at assisting families in poverty). In 2024, social spending accounted for approximately 14.7% of the Brazilian government’s total expenditures.

In the current macroeconomic context, Brazil still maintains a high level of employment, a gradual decline in inflation, restrictive interest rates, low default rates, and household debt at its lowest level in the historical series. Such factors have driven both credit demand and supply.

Inflation

Inflation has a direct impact on certain of our contracts with suppliers. Our primary exposure to inflation arises in connection with payments due under property rental agreements as well as for our data analysis platform, data software and consulting contracts, which may be indexed to inflation. Inflation rates in Brazil are subject to volatility and are impacted by macroeconomic factors beyond our control. However, historically, inflation adjustments have not had a material impact on the cost of our contracts.

Despite the negative impact on our costs and expenses, inflation may positively affect our revenue given that an increase in consumer prices is likely to increase the aggregate amount of payments effected through our platform.

Interest Rates

Interest rates affect our ability to generate revenue. Although higher interest rates can lead to reductions in private consumption, negatively impacting fees and commission income, they also generally positively correlate with interest income, positively impacting our results.

Gross Domestic Product (GDP)

The Brazilian economy has demonstrated resilience in the face of both domestic and global macroeconomic challenges. Projections indicate a GDP growth of approximately 3.5% in 2024, with a market consensus of around 2% for 2025. The Central Bank reinforces such estimates while emphasizing the need to maintain a contractionary monetary policy due to the heated demand for credit.

The Brazilian banking sector plays a fundamental role in the country’s economy, especially in the current macroeconomic context. With the resumption of growth, financial institutions have been reporting positive results, highlighting their relevance and adaptability.

The strength of economic activity is evident across various sectors. Agribusiness remains the main driver of growth, but in recent years, particularly in the post-pandemic period, the services and industrial sectors have exceeded their productive capacities, driven by increased demand.

Such environment of economic expansion, combined with a strong labor market and expansionary fiscal policies, has bolstered consumption and stimulated the demand for credit, directly benefiting the banking sector.

Fiscal

Brazil’s fiscal situation in February 2025 reflects significant challenges, marked by persistent deficits and rising debt. In 2024, the consolidated public sector recorded a primary deficit of R$47.6 billion, equivalent to 0.40% of GDP, an improvement compared to the R$249.1 billion deficit (2.28% of GDP) observed in 2023.

To address such challenges, the Brazilian government implemented a new fiscal framework in August 2023, replacing the previous spending cap. Such new regime limits the growth of public expenditures to 70% of the real increase in revenues from the previous year, while also establishing minimum and maximum limits for fiscal spending growth, ranging between 0.6% and 2.5% per year. The goal is to achieve a primary surplus of 0.5% of GDP in 2025 and 1% in 2026.

The composition of Brazil’s public debt has become more sensitive to interest rate fluctuations due to its high dependence on floating-rate bonds. With the increase in the Selic rate as a measure to control inflation, debt servicing costs have risen, intensifying fiscal pressure in line with global fiscal trends. In response, the government announced a fiscal adjustment package aimed at saving R$70 billion in 2025 and 2026, including restrictions on salary increases and benefits.

In summary, Brazil faces a challenging fiscal scenario, characterized by recurring deficits, rising debt, and inflationary pressures. However, fiscal reforms are underway, driven not only by government and market interests but also by public demand. The effectiveness of such measures will depend on their strict implementation and the Brazilian government’s ability to balance fiscal discipline with the need to foster economic growth.

Moreover, with the upcoming election year, the current government’s tendency to meet its established targets is strengthening. This outlook has contributed to a short-term reduction in risk aversion, reflecting increased confidence among economic agents.

Brazilian Regulatory Environment

The regulatory environment for the financial services and payments industry in Brazil has undergone significant change in recent years due to a concerted effort by the Brazilian Central Bank and the Brazilian government to foster innovation and promote open and fair competition. In 2010, the Brazilian Central Bank and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica — CADE) initiated a series of measures that eliminated exclusivity of certain vendors and opened the market to new entrants. Since then, a new regulatory framework has been developed, such as the means of payments regulation, Open Banking and Pix, the Brazilian Central Bank’s instant payment system. For more information, see “Regulatory Overview.”

In particular, we believe that our results may be positively affected by the enactment of Open Banking regulations, which are expected to facilitate integration between financial market participants (including traditional banks and Fintechs) and facilitate the ability of consumers to obtain financial products.

Acquisitions and New Lines of Business and Other Developments

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian payroll loan market for public sector employees and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes offering flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments on a single platform.

In July 2023, we began consolidating PicPay Invest (formerly Liga Invest), a digital investment platform that was previously controlled by J&F Participações. Through PicPay Invest, we have expanded investment options within our ecosystem to include CDBs, fixed income investments, equity investments and P2B (person to business) initiatives, and we intend to develop and offer additional products over time.

Moreover, PicPay assumed consumer checking accounts, deposits and investment positions previously managed, owned and operated by Banco Original. The decision to assume these operations was made to enable both us and Banco Original to focus on our respective core customer segments while at the same time benefiting from operating and financial synergies in order to increase efficiencies and accelerate the launch of new products and services. These operations were transferred to us after the third quarter of 2023. Additionally, in January 2024, the PicPay credit card portfolio was transferred to PicPay from Banco Original and we fully internalized our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions.”

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third-party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.4 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we required our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023. Accordingly, we no longer host any cryptocurrency assets or offer any cryptocurrency services on our platform.

During the second quarter of 2024, PicMarket (a digital B2B marketplace developed by Guiabolso Pagamentos in partnership with JBS S.A.) was transferred to JBS S.A. As of the date of the transfer, the asset’s outstanding balance was R$79.5 million. As consideration for the transfer, JBS S.A. forgave the repayment of R$60.0 million advanced to Guiabolso between October 2022 and April 2024 to help finance the project. The loss related to such write-off was registered as “other expenses” in the amount of R$19.5 million in our audited consolidated financial statements.

Business Segments

During the year ended December 31, 2024, we revised our internal operating structure to support our operational expansion and with a goal of simplifying and streamlining the work and decision-making processes. As a result, our management changed our internal reporting structure and adopted a new structure for business level information. The new reporting business level structure reflects our major business segments. As a result, our 2023 consolidated financial statements have been recast to ensure comparability with our 2024 financial statements. Our organizational structure has five reportable business segments, as follows:

(1)    Wallet and Banking.    Our Wallet and Banking business segment includes revenues generated from transaction services provided when a consumer uses a credit card registered in our app to transfer money or make payments into their digital wallet for use in a variety of transactions, such as a P2P payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our digital wallet also offers bill payment solutions, allowing consumers to pay their bills via bank issued payment slips using their registered credit card or account balances in app. When the bill is paid through the account balance, we receive commission from the bill issuers. When the bill is paid using a credit card registered on file, we receive a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

(2)    Financial Services.    Our Financial Services business segment includes:

a.      Loans:    (i) own loan origination, through which we earn financial income from the interest that we charge on loans; (ii) access to obtain loans from third-party financial institutions. As a bank correspondent, we receive commissions for the distribution of loans in our app. In the event of a default on a loan distributed from a third-party partner, we are not required to return the commission, hence performance obligation is related to facilitating the connection between consumers and the third party partner;

b.      Credit cards:    we recognize the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered to be fulfilled, which is almost immediately following the consumer’s card usage. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by us to the acquirer to settle the transaction. Additionally, we recognize financial income from the interest that we charge on revolving and refinanced credit card balances;

c.      Investments products:    we receive brokerage fees for the distribution of investment products within our PicPay Invest platform; and

d.      Insurance products:    we receive commissions related to the distribution of insurance products from our partners in our financial marketplace.

(3)    Small and Medium-Sized Businesses.    We charge a MDR (merchant discount rate) to registered merchants accepting PicPay as a payment network (P2M), through QR Code, Pix, e-wallet or online (e-commerce) checkout. Our performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. We receive a variable fee based on the number of installments, merchant size and segmentation, which we deduct from the amounts paid to the merchant. Regarding corporate benefits, we receive interchange fees from transactions conducted by our consumers with their corporate benefits cards.

(4)    Audiences and Ecosystem Integration.    Our Audiences business segment includes commissions received through PicPay Shop (marketplace of non-financial services in app where third-party sellers can sell their products and services to our consumers, including cell phone top-ups, transportation credit, credit on digital platforms, games, clothes, accessories, and other digital goods). We capture a take rate of the gross merchandise volume (GMV) from the third-party sellers, which varies according to the agreement with each seller. We act as an agent in such contracts, offering goods or services of the third-party sellers. Our performance obligation is fulfilled when the consumer uses our app for these transactions and the take-rate is recognized as revenue on that date.

(5)    Institutional:    Our Institutional business segment includes revenue, costs and expenses from financial investments and funding activities at the corporate level and has the role of managing funding and loans between segments, as well as our cash and liquidity.

Operating business segments are determined based on information reviewed by our board of directors, which is our chief operating decision maker (CODM). The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Components of Our Results of Operations

The following charts present a breakdown of our total revenue and financial income for the years ended December 31, 2024 and 2023:

2024
6%
R$5.6B
50%
44%
2023
11%
10%
R$3.5B
79%
Wallet and Banking Segment
Financial Services Segment
Others[1]

____________

Note: (1)    Others include total revenue and financial income from Small and Medium-Sized Businesses, Audiences and Ecosystem Integration, and Institutional segments.

Total Revenue and Financial Income

Our total revenue and financial income consists of the sum of our net revenues from transaction activities and other services and our financial income, as detailed below:

Net Revenue from Transaction Activities and Other Services

Our net revenue from transaction activities and other services consists of the sum of our revenue from payment transaction activities and other services and revenue from commissions. We generate revenue from various transaction-related activities that take place on our platform and that are charged to platform participants, such as our consumers or our business partners. Revenues are recognized net of consumer incentives considered component of revenues and sales taxes, including:

•        Taxes on Services (Imposto Sobre Serviço), or “ISS,” is a municipal tax that varies based on the service provided. Our ISS tax liability ranges from between 2% and 5% of our gross revenues;

•        Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social), or “PIS”;

•        Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social), or “COFINS.”

Our principal revenue generating products and services are:

•        Wallet and Banking:    Revenues generated from transaction services provided when a consumer uses a credit card registered in the app to transfer money or make payments into their digital wallet for use in a variety of transactions such as a Person-to-Person (“P2P”) payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our digital wallet also offers bill payment solutions, allowing consumers to pay their bills via bank issued payment slips using their registered credit card or account balances in app. When the bill is paid through the account balance, PicPay receives commission from the bill issuers. When the bill is paid using a credit card registered on file, PicPay receives a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

•        Financial Services:    PicPay’s app gives consumers access to obtain loans from third-party financial institutions. As a bank correspondent, PicPay receives commissions for the distribution of loans in its app. In the event of a default on the loan distributed from a third-party partner, PicPay is not required to return the commission hence performance obligation is related to facilitating the connection between consumers and the third party partner. Regarding credit cards, PicPay recognizes the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered fulfilled, which is almost immediately following the consumer’s card usage. The interchange is calculated as a percentage of the transaction amount and is retained from the payments made by PicPay to the acquirer to settle the transaction. Regarding investments, PicPay receives brokerage fees for the distribution of investment products within our PicPay Invest platform. For insurance products, PicPay receives commissions related to the distribution of insurance products from our partners in our financial marketplace.

•        Small and Medium-Sized Businesses:    PicPay charges a MDR (merchant discount rate) to registered merchants accepting PicPay as a payment network (“P2M”), through QR Code, Pix, e-wallet or online (e-commerce) checkout. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size and segmentation which it deducts from the amounts paid to the merchant. Regarding corporate benefits, PicPay receives interchange fees from transactions conducted by our consumers with their corporate benefits cards.

•        Audiences and Ecosystem Integration:    mainly refers to other commissions related to:

•        PicPay Shop:    marketplace of non-financial services in app where third-party sellers can sell their products and services to our consumers including cell phone top-ups, transportation credit, credit on digital platforms, games, clothes, accessories, and other digital goods. PicPay captures a take rate of the gross merchandise volume (GMV) from the third-party sellers which varies according to the agreement with the seller. We act as an agent in such contracts, offering the goods or services of the third-party sellers. Our performance obligation is fulfilled when the consumer uses our app for these transactions and the take-rate is recognized as revenue on that date.

Financial Income

•        Wallet and Banking:    Revenues from installment payments corresponding to the remuneration we earn on credit card payments made in installments by consumers in the digital wallet. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income we earn on funds invested in government bonds and other short-term investments).

•        Financial Services:    revenues generated from interest income that we earn on consumer loans originated on balance and, own credit cards and revenues from other financial investments.

•        Small and Medium-Sized Businesses:    Revenues generated from fees that we charge over receivables from credit card transactions accepted by registered merchants.

The table below summarizes, at a product level, the monetization of our products and services:

Product	What we charge	Who we charge
Bill Payment	Convenience fee over credit card transactions	Paying consumer
	Bank commission	Partner bank
P2P	Convenience fee over credit card transactions	Paying consumer
Pix	Convenience fee over credit card transactions	Paying consumer
International Remittance and Exchange	Commission fee	Partner
BNPL	Convenience fee and installment fee	Paying consumer
Corporate Benefits	Fee over TPV	Partner company
Cash Withdrawal	Fee per transaction	Consumer
PicPay Card	Interchange fee	Receiving merchant
	Interest rates for revolving credit	Consumer
Loans from third-parties	Commission on loan origination plus success fee on each monthly payment	Partner bank
Loans originated through own balance	Interest rates according to consumers’ risk level	Consumer
Insurance	Commission on sale plus on each monthly payment	Partner
Investments	Brokerage fee on each financial operation	Consumer
PicPay Shop	Commission fee	Partner
P2M	MDR over received value	Receiving business
PicPay Ads	Impression fees	Partner

We recognize interest income pursuant to the amortized cost method based on the applicable term and the effective interest rate charged on the principal amount. The effective interest rate corresponds to the rate at which estimated future cash receipts are discounted during the estimated useful life of the financial asset in relation to the net carrying amount of such asset.

Transaction Expenses

Transaction expenses correspond to the expenses we incur to provide our products and services, including direct costs. The primary components of our transaction expenses are:

•        Processing Fees:    a unitary fee per transaction charged by banks for “cash-in” and “cash-out” transfers (i.e., transfers out of our platform) as well as withdrawals;

•        Third-Party Prevention Services:    verification and processing expenses we incur in respect of user transactions, such as identity verification and biometry services, among others. These fees are charged on a unitary basis per analysis undertaken;

•        PicPay Card Issuance Expenses:    credit and debit card expenses charged in connection with the issuance of the card and card payments;

•        Chargeback:    correspond to amounts returned to consumers that successfully dispute charges in their card statements; and

•        Operating Losses:    correspond to amounts related to expenses generated by events of fraud and/or operating errors.

Interest and Other Financial Expenses

Interest and other financial expenses include:

•        Bank fees:    including transfer fees we pay in connection with payments to our suppliers;

•        Cost of Funding:    including interest expenses paid to consumers who deposit funds in Certificates of Deposit (CDB), which are used to lend money to other consumers in the form of loans. Additionally, it also includes expenses with the Brazilian Credit Guarantee Fund (“FGC”);

•        Others:    including lease interest from property rental agreements, tax on financial transactions we pay in connection with CDBs before thirty days of maturity, expenses incurred with foreign exchange rate variations and default interest paid on late payments to our suppliers.

Credit Loss Allowance Expenses

Include losses associated with our loans receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivables.

Technology Expenses

We incur technology expenses in connection with the maintenance and development of our app, data analysis and control, server infrastructure, software licenses, equipment maintenance and provisions.

Marketing Expenses

We incur marketing expenses in connection with the acquisition, activation, engagement and retention of our consumers and businesses, as well as our efforts to increase both brand awareness and consumer experience for our products and services. Our marketing expenses include:

•        Advertising:    expenses incurred in connection with advertising and TV media, agency fees, search and communication fees;

•        Cashback:    expenses incurred in connection with promotional programs and sponsorships;

•        Digital marketing:    including expenses related to sponsorships and marketing campaigns through short message service (SMS);

•        Customer acquisition expenses:    expenses incurred in connection with performance media (including Google and Facebook) and member-get-member program (paid referral); and

•        Commission Expenses:    point of sale commissions, point of sale material and consumer relationship expenses.

Personnel Expenses

Our personnel expenses include salaries, benefits, social security charges and other personnel charges incurred in connection with our employees.

Administrative Expenses

We incur administrative expenses in connection with our business support operations. Our administrative expenses include:

•        Third-Party Services and Financial System Services:    includes cleaning services, call center, financial system services, and consulting expenses;

•        Rent, condominium fee, and property services:    includes rental and condominium payments, as well as utilities, such as water and energy;

•        Taxes:    correspond to PIS and COFINS expenses;

•        Expenses with Provisions; and

•        Others:    includes travel and accommodation costs, insurance, storage services and corporate events expenses.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table sets forth our consolidated statement of profit or loss information for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Net revenue from transaction activities and other services	1,524.0	1,059.9	43.8%
Financial income	4,046.1	2,398.7	68.7%
Total revenue and financial income	5,570.1	3,458.6	61.0%

Transaction expenses	(493.7)	(438.5)	12.6%
Interest and other financial expenses	(1,438.7)	(1,212.5)	18.7%
Total transaction and interest and other financial expenses	(1,932.3)	(1,651.0)	17.0%

Credit loss allowance expenses	(887.0)	(14.3)	6,102.8%
Technology expenses	(508.6)	(312.1)	63.0%
Marketing expenses	(333.2)	(312.6)	6.6%
Personnel expenses	(1,090.8)	(879.4)	24.0%
Administrative expenses	(234.5)	(136.7)	71.5%
Depreciation and amortization	(292.9)	(169.8)	72.5%
Other expenses	(33.0)	(4.6)	617.4%
Other income	88.2	23.5	275.3%
Profit before income taxes	346.0	1.7	89,352.9%
Current income tax and social contribution	(545.6)	(50.8)	n.m.
Deferred income tax and social contribution	451.4	86.5	6,339.4%
Profit for the period	251.8	37.4	573.3%

____________

n.m. = not meaningful.

Net Revenue from Transaction Activities and Other Services by segment

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Wallet and Banking	582.2	509.3	14.3%
Financial Services	693.6	306.7	126.2%
Small and Medium-Sized Businesses	164.4	92.0	78.7%
Audiences and Ecosystem Integration	83.8	76.8	9.1%
Subtotal net revenue from transaction activities and other services	1,524.0	984.7	54.8%

____________

n.m. = not meaningful.

Net revenue from transaction activities and other services increased R$539.3 million, or 54.8%, to R$1,524.0 million in the year ended December 31, 2024 from R$984.7 million in the year ended December 31, 2023. This increase was mainly driven by:

•        Financial Services segment:    an increase of R$386.9 million, or 126.2%, to R$693.6 million in the year ended December 31, 2024, from R$306.7 million in the year ended December 31, 2023. Such increase was mainly due to:

•        an increase of R$204.8 million, or 131.5%, is mainly attributed to interchange received from transactions conducted by our consumers with our PicPay Card. Such increase can be mainly explained by the beginning of our activities as a card issuer as of January 2024, combined with the increase of our PicPay Card TPV, which increased by R$12.1 billion, or 45%, to R$39.2 billion in the year ended December 31, 2024, from R$27.1 billion in the year ended December 31, 2023;

•        an increase of R$95.8 million, or 447.6%, associated with the distribution of insurance products in our platform, to R$117.2 million in the year ended December 31, 2024, from R$21.4 million in the year ended December 31, 2023, mainly as a result of the increase of 251.8% in our active insurance products, to 5.1 million as of December 31, 2024, from 1.5 million as of December 31, 2023; and

•        an increase of R$23.9 million, or 22.8%, in brokerage fees associated with the distribution of investment products (such as fixed-income funds and P2BL) and commissions associated with the distribution of third-party loans (mainly auto-secured loans) in our platform, to R$128.6 million in the year ended December 31, 2024, from R$104.7 million in the year ended December 31, 2023.

•        Wallet and Banking segment:    an increase of R$72.9 million, or 14.3%, to R$582.2 million in the year ended December 31, 2024, from R$509.3 million in the year ended December 31, 2023. This increase was mainly due to a R$61.1 million, or 5.9%, increase in revenues from transaction fees charged from consumers in their payment transactions using a credit card as a source of funding due to a higher payment volume during the period, to R$14.8 billion in 2024 from R$14.1 billion in 2023, leading to R$1,104.8 million in revenues from transaction fees in the year ended December 31, 2024 from R$1,043.7 million in the year ended December 31, 2023.

Financial Income by segment

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Wallet and Banking	2,422.1	2,160.7	12.1%
Financial Services	1,964.0	37.3	n.m.
Small and Medium-Sized Businesses	26.1	41.5	(37.1)%
Audiences and Ecosystem Integration	1.7	10.5	(83.8)%
Institutional	114.9	156.7	(26.7)%
Subtotal financial income	4,528.8	2,406.8	88.3%

____________

n.m. = not meaningful.

Financial income in the year ended December 31, 2024 increased R$2,122.1 million, or 88.3%, to R$4,528.8 million in the year ended December 31, 2024 from R$2,406.8 million in the year ended December 31, 2023. This increase was attributable to:

•        Financial Services segment:    an increase of R$1,933.4 million in the year ended December 31, 2024 to R$1,964.0 million from R$37.3 million in the year ended December 31, 2023. Such increase is primarily explained by the beginning of the origination of secured and unsecured loans in October 2023, generating financial income of R$1,196.5 million in the year ended December 31, 2024 compared to R$24.7 million in the year ended December 31, 2023. Additionally, the PicPay credit card portfolio was transferred/acquired from Banco Original in January 2024, generating an additional R$687.8 million in financial interest income in the year ended December 31, 2024; and

•        Wallet and Banking segment:    an increase of R$261.4 million to R$2,422.1 million in the year ended December 31, 2024 from R$2,160.7 million in the year ended December 31, 2023. This increase was mainly due to interest income generated through financial investments (corresponding primarily to income earned on funds invested in government bonds and other short-term investments) in the amount of R$1,515.3 million in 2024, an increase of R$168.2 million, or 12.5%, compared to R$1,347.2 million in 2023. This increase was driven by a higher volume of consumer deposits to R$20.0 billion as of December 31, 2024, compared to R$13.0 billion as of December 31, 2023.

Transaction Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Processing fees	(254.0)	(246.2)	3.2%
Third-party prevention services	(90.6)	(110.5)	(18.0)%
PicPay Card issuance expenses	(66.7)	(39.2)	70.2%
Chargeback	(48.6)	(37.4)	29.9%
Operating losses	(33.8)	(5.2)	550.0%
Total transaction expenses	(493.7)	(438.5)	12.6%

Transaction expenses increased R$55.2 million, or 12.6%, to R$493.7 million in the year ended December 31, 2024 from R$438.5 million in the year ended December 31, 2023 primarily due to:

•        an increase of R$28.5 million, or 550.0%, in operating losses to R$33.8 million in 2024 from R$5.2 million in 2023, mainly due to (i) higher expenses from fraud and payment transaction cancellations related to ATM withdrawals, which increased R$21.8 million, or 941.4%, totaling R$24.1 million in the year ended December 31, 2024, compared to R$2.3 million in the year ended December 31, 2023; and (ii) higher expenses related to operational failures during payment processing, which increased R$4.5 million, or 345.9%, totaling R$5.8 million in the year ended December 31, 2024, compared to R$1.3 million in the year ended December 31, 2023; and

•        an increase of R$27.4 million, or 70.2%, in PicPay Card issuance expenses from R$39.2 million in the year ended December 31, 2023 to R$66.7 million in the year ended December 31, 2024. Such increase reflects the higher volume of cards issued throughout 2024, primarily due to: (i) the migration of the credit card operations from Banco Original to PicPay in January 2024, (ii) the accelerated issuance of credit cards within the small limits credit policy for our consumer base, as well as other important initiatives, such as the increased production of secured cards linked to new product features such as the extra limit, which allows consumers to multiply their credit card limits based on the balance invested in their credit card piggy banks.

Interest and Other Financial Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Bank fees	(27.9)	(7.8)	257.7%
Cost of funding	(1,398.5)	(1,144.1)	22.2%
Others	(12.2)	(60.6)	(79.9)%
Total interest and other financial expenses	(1,438.7)	(1,212.5)	18.7%

Interest and other financial expenses increased R$226.2 million, or 18.7%, to R$1,438.7 million in the year ended December 31, 2024 from R$1,212.5 million in the year ended December 31, 2023. Such increase was mainly due to a R$254.4 million, or 22.2%, increase in our cost of funding from R$1,144.1 million in the year ended December 31, 2023 to R$1,398.5 million in the year ended December 31, 2024.

Such increase to our cost of funding was mainly due to higher expenses associated with the remuneration of CDB products contracted by our consumers, which increased R$272.7 million, or 24.3%, from R$1,123.9 million in 2023 to R$1,396.5 million in 2024, driven by the increase of 53.3% in our consumers’ deposits, from R$13.0 billion in 2023 to R$20.0 billion in 2024. Moreover, during 2024, we enhanced both our CDBs with daily liquidity through our consumers’ digital accounts and piggy banks, as well as fixed-term CDBs offered through our investment platform, PicPay Invest. Such growth became even more significant starting in the second half of 2024, when we began offering CDBs to consumers outside of our platform through third-party channels.

Credit Loss Allowance Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Credit loss allowance expenses	(887.0)	(14.3)	6,102.8%

Credit loss allowance expenses increased R$872.7 million, or 6,102.8%, to R$887.0 million in the year ended December 31, 2024 from R$14.3 million in the year ended December 31, 2023. This result mainly reflects provisions for on-balance lending transactions beginning in October 2023. For more information related to our lending transactions, see “— Consumer Ecosystem Operating and Financial Highlights — Financial Services.” The total expected credit loss (“ECL”) allowance for consumer loans recorded in our statements of financial position were 6.8% of the total receivable balance of consumer loans as of December 31, 2024. ECL refers to the calculation for all financial assets not held at fair value through profit or loss and is presented in our consolidated statements of financial position as a deduction from the gross carrying amount and recognized as an expense in our statement of profit or loss. ECLs account for forecast elements such as undrawn limits and macroeconomic conditions that might affect our Group’s receivables. For more information regarding ECL calculation and recognition, see note 8.3 to our audited consolidated financial statements included elsewhere in this prospectus.

Technology Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Software expenses	(376.8)	(247.8)	52.1%
IT services	(131.8)	(64.3)	105.0%
Total technology expenses	(508.6)	(312.1)	63.0%

Technology expenses increased R$196.5 million, or 63.0%, to R$508.6 million in the year ended December 31, 2024 from R$312.1 million in the year ended December 31, 2023. This increase was mainly due to:

•        an increase of R$129.0 million, or 52.1%, in software expenses to R$376.8 million in 2024 from R$247.8 million in 2023. Such increase was primarily due to higher expenses associated with server infrastructure, which increased by R$87.2 million, or 45.2%, from R$192.7 million in 2023 to R$279.8 million in 2024; and

•        an increase of R$67.5 million, or 105.0%, in expenses related to information technology services to R$131.8 million in 2024 from R$64.3 million in 2023. Such increase can be mainly explained by higher expenses with the maintenance and development of our app, which increased by R$40.5 million, or 87.8%, from R$46 million in 2023 to R$86.6 million in 2024, as well as a R$19.7 million increase in expenses related to data analysis and control, mainly due to the enhancement of our credit models with the purpose to offer credit products to a larger consumer base through the analysis of multiple variables to anticipate and manage our consumers’ credit risk, such as their monthly income and their transactional behavior within our platform.

Marketing Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Advertising	(127.6)	(103.8)	22.9%
Cashback	(39.3)	(63.4)	(38.0)%
Digital marketing	(38.1)	(28.5)	33.7%
Customer acquisition expenses	(122.6)	(111.9)	9.6%
Commission expenses	(5.5)	(5.1)	7.8%
Total marketing expenses	(333.2)	(312.6)	6.6%

Marketing expenses increased 20.6 million, or 6.6%, to R$333.2 million for the year ended December 31, 2024, from R$312.6 million for the year ended December 31, 2023. This increase was primarily due to:

•        an increase of R$23.9 million, or 22.9%, in advertising expenses to R$127.6 million in the year ended December 31, 2024 from R$103.8 million in the year ended December 31, 2023, mainly due to higher expenses related to marketing campaigns and communication, which increased R$43.8 million, or 42.4%, to R$147.1 million in 2024 from R$103.3 million in 2023;

•        an increase of R$10.8 million, or 9.6%, in customer acquisition expenses to R$122.6 million in the year ended December 31, 2024 from R$111.9 million in the year ended December 31, 2023. This increase was mainly due to higher performance media expenses, which increased R$16.6 million, or 14.4%, to R$131.0 million in 2024 from R$114.4 million in 2023. Such increase was partially offset by a R$8 million decrease in paid referrals (“member-get-member”) expenses due to lower volume of new consumers acquired through referrals; and

•        an increase of R$9.7 million, or 33.7%, in expenses associated with digital marketing to R$38.1 million in 2024 from R$28.5 million in 2023. Such increase was mainly due to higher expenses with SMS (Short Message Service) marketing campaigns, which increased by R$7.1 million, or 26.6%, to R$33.7 million in 2024 from R$26.6 million in 2023. Such growth is aligned with the strengthening of our strategies to increase consumer engagement, together with the expansion of products, services, and promotions offered on our platform.

Such increases were partially offset by a decrease of R$24.1 million in cashback to R$39.3 million in 2024 from R$63.4 million in 2023. Such decrease is part of our strategy of only offering cashback to encourage our existing consumer base to use higher margin and newly launched products rather than offering cashback to attract new consumers to our base.

Personnel Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Salaries	(472.8)	(375.0)	26.1%
Benefits	(359.4)	(295.7)	21.6%
Social security charges	(256.1)	(214.8)	19.3%
Others	(2.5)	6.1	n.m.
Total personnel expenses	(1,090.8)	(879.4)	24.0%

____________

n.m. = not meaningful.

Personnel expenses increased R$211.4 million, or 24.0%, to R$1,090.8 million in the year ended December 31, 2024 from R$879.4 million in the year ended December 31, 2023. The increase was primarily due to higher expenses related to (i) salaries, which increased R$97.8 million, or 26.1%, to R$472.8 million in the year ended December 31, 2024 from R$375.0 million in the year ended December 31, 2023; and (ii) benefits, which increased by R$63.7 million, or 21.6%, to R$359.4 million in the year ended December 31, 2024 from R$295.7 million in the year ended December 31, 2023. Additionally, such increase was mainly driven by higher provisions for bonuses related to employee performance and distribution of results.

Moreover, during 2023, we focused on accelerating and developing new products and services to increase our retail offerings following the migration of retail accounts from Banco Original to PicPay, and, as a result, we had lower personnel expenses due to significant expenditures related to hours worked by our technology developers and engineers that were recorded as capital expenditures and recognized as part of our intangible assets.

Administrative Expenses

	For the year ended December 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Third-party services and financial system services	(112.6)	(78.4)	43.6%
Rent, condominium fee, and property services	(35.3)	(24.1)	46.5%
Taxes	(3.5)	(1.8)	94.4%
Expenses with provisions	(16.9)	(13.5)	25.2%
Others	(66.1)	(18.8)	251.6%
Total administrative expenses	(234.4)	(136.7)	71.5%

Administrative expenses increased R$97.8 million, or 71.5%, to R$234.4 million in the year ended December 31, 2024 from R$136.7 million in the year ended December 31, 2023. This increase was mainly due to:

•        a R$34.2 million, or 43.6%, increase in third-party services, which includes accounting and legal consultancy, call center and financial system services, to R$112.6 million in 2024 from R$78.4 million in 2023;

•        a R$47.3 million, or 251.6%, increase in others, which includes expenses related to travel and accommodation costs and provisions, to R$66.1 million in 2024 from R$18.8 million in 2023; and

•        a R$11.2 million, or 46.5%, increase in rent, condominium fee and property services to R$35.3 million in 2024 from R$24.1 million in 2023.

Depreciation and Amortization

Our depreciation and amortization increased R$123.1 million, or 72.5%, to R$292.9 million in the year ended December 31, 2024 from R$169.8 million in the year ended December 31, 2023. This increase was mainly due to increase in amortization expenses related to internally developed software and software licenses.

Other Expenses

Other expenses totaled R$33.0 million in the year ended December 31, 2024, compared to R$4.6 million in the year ended December 31, 2023, an increase of R$28.4 million, mainly as a result of write-off of fixed assets in the year ended December 31, 2024.

Other Income

Other income totaled R$88.2 million in the year ended December 31, 2024, compared to R$23.5 million in the year ended December 31, 2023, an increase of R$64.7 million, mainly as a result of financial income in connection with inflation indexation of tax assets related to withholding income taxes on income from financial investments in the year ended December 31, 2024.

Income Taxes and Social Contribution

Income taxes and social contribution was an expense of R$94.2 million in the year ended December 31, 2024, a variation of R$129.9 million, from a benefit of R$35.7 million in the year ended December 31, 2023. This variation was primarily due to higher profit before income taxes, which increased to R$346.0 million in the year ended December 31, 2024 from R$1.7 million in the year ended December 31, 2023.

Profit for the Year

As a result of the foregoing, profit for the year ended December 31, 2024 totaled R$251.8 million, as compared to a profit for the year of R$37.4 million in the year ended December 31, 2023.

Liquidity and Capital Resources

Sources and Uses of Funding

Our principal sources of liquidity are (1) user balance – CDB and (2) user balance – payment accounts. We primarily use our cash flow from operations to fund (1) our working capital expenses and (2) our capital expenditures.

Our cash and cash equivalents totaled R$7.6 billion and R$7.4 billion as of December 31, 2024 and December 31, 2023, respectively. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditure needs in the ordinary course of our business for the next 12 months and beyond.

In 2023, we began offering credit services to our customers. PicPay Brazil and PicPay Bank are under the oversight of the Brazilian Central Bank and are mandated to meet the capital requirements in line with prevailing legislation. Pursuant to these regulatory standards, our management actively oversees our assets and liabilities, a critical aspect that involves managing mismatches in maturity dates that may arise from the expansion of our credit portfolio, and assiduously monitoring our access to liquidity. These efforts are systematic and include a weekly forum to discuss liquidity needs and market risks, as well as a monthly forum specifically focused on deliberating capital requirements, all with the purpose to maintain our financial stability and our compliance with regulatory demands. The deployment of these credit services through PicPay Bank’s statements of financial position has not altered our principal liquidity sources.

During the year ended December 31, 2024, we became subject to the most conservative capital levels, which are equivalent to those of large banks pursuant to BACEN’s classification. Such change resulted in our failure to comply with the necessary capital requirements. As a response, we presented the following plan to BACEN with the purpose of meeting the requirements again. The plan was formulated with input from financial advisors and has received formal approval from our Board of Directors as follows:

•        we undertook a capital increase of R$230.0 million, with a capital injection of R$100.0 million on June 28, 2024, and an additional R$130.0 million on September 19, 2024. For more information, see note 20 — Equity of our consolidated financial statements included elsewhere in this prospectus.

•        we established contingency arrangements pursuant to which our controlling shareholders are prepared to provide additional capital contributions if required to ensure our ongoing compliance with BACEN’s regulatory capital requirements. Until we reach the maturity of our user base and have a complete portfolio of products and services, we will continue to require contributions from our shareholders. The need for such contribution is projected through periodic monitoring of our cash flow and must be approved by our board of directors and by BACEN. Our current shareholders have committed to support all actions required for continuing as a going concern, with the firm commitment to invest additional funds if necessary.

This new required capital level has not materially affected our operations. Given our current stage, our asset growth has been monitored by our senior management and we believe we have the support of our controlling shareholders for capital adequacy, if necessary, given the level of leverage established in these more conservative BACEN’s level standards. Additionally, our plan has been accepted by BACEN.

On December 31, 2024, our capital ratio was 9.69% (compared to 11.72% on December 31, 2023), which is 1.69% above the minimum regulatory requirement of 8% but 0.81% below the additional principal conservation capital requirement of 2.5% (while it was 3.72% above the minimum regulatory requirement on December 31, 2023).

With the purpose to restore compliance of 100% of additional principal capital, on February 26, 2025, J&F International invested R$321.8 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with a par value of R$1.00 each. On the same date PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value.

We monitor and forecast our capital needs in order to maintain compliance with regulatory requirements and internal target capital ratios, maintaining constant communication with our parent company to ensure timely fulfillment of capital needs. As part of this process, on March 25, 2025, J&F International invested R$50.0 million in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd without the issuance of new shares. On the same date PicS Ltd invested the same amount in PicS Holding through the issuance and subscription of 50,000,000 quotas, all nominative and with par value of R$1.00 each. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 31,643,364 shares, all nominative and without par value. Such amounts are calculated monthly by our risk area. After the aforementioned capital contributions, our capital ended up above 10.5%.

For more information, see “Regulatory Overview — Other Rules — Prudential Framework and Limits of Exposure” and “Risk Factors — Risks Relating to Legal and Regulatory Matters — Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

Cash Flows

The table below sets forth our cash flows for the years presented:

	For the Year ended December 31,
	2024	2023
	(in millions of R$)
Net cash from operating activities	2,290.5	1,567.0
Net cash used in investing activities	(2,525.1)	(537.1)
Net cash from (used in) financing activities	327.1	(12.2)
Net increase in cash and cash equivalents	210.6	1,017.6

Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023

Operating Activities

Our net cash from operating activities for the year ended December 31, 2024, was R$2,290.5 million compared to R$1,567.0 million in for the year ended December 31, 2023. Changes in our operating assets and liabilities were primarily attributable to the aggregate effect of the following:

•        a R$6,891.7 million of cash inflow in “variations in operating liabilities – third-party funds” related to PicPay Bank CDBs offered to PicPay Brazil consumers in 2024, compared to R$4,263.6 million in 2023. These CDBs are indexed to the CDI and can be redeemed at any time by our consumers. In 2024, we began offering CDBs through third-party platforms in addition to our PicPay Invest app, which contributed to an increase in total deposits during the year; and

•        a R$2,745.5 million of cash inflow in “variations in operating liabilities – trade payables and other obligations” in 2024 mainly related to credit card transactions corresponding to the amount payable to acquirers in connection with credit and debit card transactions compared to a cash inflow of R$266.4 million in 2023. Until December 2023, Banco Original was the issuing bank of our PicPay Card. However, after January 2024, PicPay became the sole issuer of its credit card, assuming obligations with card networks. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

The aforementioned effects were partially offset by a R$6,552.3 million increase of cash outflow in “variations in operating assets — consumer loans” related to the expansion of credit origination on our balance sheet in 2024, compared to R$533.2 million in 2023. We began originating credit in October 2023, and the transaction gained more traction in 2024. Additionally, on January 26, 2024, PicS Holding acquired certain outstanding credit card assets from Banco Original. The transaction included only balances from customers with a less than 20 days past due credit position and has been accounted for as asset acquisition. As a result of such transaction, the credit card operations of our retail customers are now managed by PicS Holding.

Investing Activities

Our net cash flows used in investing activities were R$2,525.1 million for the year ended December 31, 2024 compared to R$537.1 million for the year ended December 31, 2023. This increase was primarily due to the:

•        acquisition of credit card operations of R$1,815.0 million in the year ended December 31, 2024, from Banco Original on January 2024; and

•        acquisition of intangible assets of R$521.2 million for the year ended December 31, 2024, related to internally and externally developed software, in connection with our continuing development of improvements to our digital solutions compared to R$497.4 million for the year ended December 31, 2023.

Financing Activities

Net cash from financing activities was R$327.1 million for the year ended December 31, 2024, compared to net cash used in financing activities of R$12.2 million for the year ended December 31, 2023. This increase was mainly due to R$230.0 million that was invested in PicS Holding by J&F Participações on June 28 and September 19, 2024, through the issuance and subscription of 230,000,000 quotas, all nominative and without par value, and a share capital increase of R$105.6 million that was invested in PicS Holding by J&F International on December 23, 2024, which did not occur in 2023.

Off-Balance Sheet Arrangements

Pre-approved credit card limits (off-balance) totaled R$4.5 million as of December 31, 2024.

Indebtedness

As of December 31, 2024, we had no material outstanding indebtedness.

Capital Expenditures

In the years ended December 31, 2024 and 2023, our capital expenditures (defined as additions to property, plant and equipment and intangible assets) totaled R$582.1 million and R$502.1 million, respectively. Our capital expenditures primarily relate to our investments in computers and leased assets and in intangible assets related to upgrading and developing our IT systems, software and infrastructure.

Critical Accounting Judgements and Key Estimates and Assumptions

Our audited consolidated financial statements are prepared in conformity with IFRS Accounting Standards, as issued by the IASB. In preparing our consolidated financial statements, we make certain assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting judgments and key estimates and assumptions are described in note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

Standards, Interpretations and Amendments that are Available for Early Adoption

As of the date of this prospectus, we have not adopted on an early basis certain new standards and amendments to standards effective for annual periods beginning after January 1, 2025.

Quantitative and Qualitative Disclosure about Market Risk

We monitor market, credit and operational risks consistent with our capital management objectives and supported by the oversight of our board of directors.

We have implemented a risk management structure that comprises policies and procedures and that encompasses the evaluation and monitoring of our operating, credit and liquidity risks (including risks related to our cash flow and the investment of funds held in payment accounts).

Our risk management procedures are continuously and consistently reviewed by our management and are fundamental to our ability to achieve our strategies.

We are primarily subject to the following risks:

Credit risk

Credit risk is defined as the possibility that a counterparty will not fulfill its obligations to us (whether pursuant to an agreement or a financial instrument), resulting in a loss of expected cash receipts or a financial loss.

Our credit risk arises from our cash, cash equivalents, financial investments, acquirer and card issuer receivables, other receivables and consumer loans.

•        cash and cash equivalents:    credit risk related to deposits and investments in financial institutions are managed by our risk and treasury departments, with priority being given to amounts on deposit in institutions assessed “AAA” ratings by rating agencies (Moody’s, S&P or Fitch). Based on our risk assessment, our expected credit loss is not material since our accounts receivable are mainly highly liquid investments and operational accounts approved by large financial institutions that have a low overall risk level based on ratings assessed by major credit rating agencies. Moreover, these financial institutions are the legal obligors in respect of these accounts receivables.

•        financial investments:    these primarily relate to bonds issued by the Brazilian federal government and reverse repos collateralized by bonds issued by the Brazilian federal government. There is no significant expected credit loss recognized for these assets.

•        acquirer and card issuer receivables:    we recognize amounts we receive from acquirers related to our operations as a sub-acquirer and from card issuers related to our activities as an acquirer and also when our consumers use our app to make payments using an on-boarded credit card. These receivables are payable in up to twelve monthly installments. As a result, we are exposed to the risk of default by the acquirers and card issuers.

As a sub-acquirer, we use Brazilian acquirers (such as Stone, Cielo and GetNet), and we seek to avoid concentration in any single acquirer and to increase financial efficiency. As an acquirer, we process transactions with a number of card issuers.

We use only acquirers authorized, supervised and monitored by the Brazilian Central Bank, taking into consideration minimum equity requirements for the transaction, and which have been assessed a “AAA” domestic rating by rating agencies (Moody’s, S&P or Fitch). The acquirers may default on their financial obligations due to a lack of liquidity, operational failure or other reasons. In these situations, we can be held liable to pay receivables to businesses without having received the applicable amounts by the acquirer. Through the date of this prospectus, we have not suffered any losses on receivables from acquirers.

Our management does not expect that we will incur any significant losses from non-performance by these counterparties in excess of the amounts that we have recognized as chargebacks.

Credit card issuers are supervised by the Brazilian Central Bank. The payment processing networks (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Furthermore, acquirers and issuers have instituted other risk mitigation measures:

•        amounts due within 27 days of the original transaction, including those that fall due with the date of the first installment of installment receivables, are guaranteed by the payment processor in the event that the legal obligors do not make payment.

•        tools for mitigating operational failures, such as fraud prevention, among others.

As of December 31, 2024, we had an amount receivable totaling R$181.6 million (R$138.5 million as of December 31, 2023) from the acquirers and R$3,653.8 million (R$2,966.0 million as of December 31, 2023) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above. Such amounts are net of expected credit losses of R$400,000 and net of chargeback of R$7.3 million on December 31, 2024 (net of expected credit losses of R$4,000 on December 31, 2023).

•        consumer loans:    includes (i) loans that are portfolio of personal loans, FGTS loans and public payroll loans beginning in October 2023, and (ii) credit card transactions made in one-payment or multiple installments with interest and without interest, beginning in January 2024, for certain consumers who meet credit performance criteria. Personal loans are the borrowing a fixed amount of money to pay for a variety of expenses and then repaying those funds in regular payments or installments over time. Payroll loans are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments. This credit enhances financial assets as they are linked to client pay-roll directly, which means that the client paycheck is automatically discounted of the loans installments. FGTS loans are collateralized by deposits held in government accounts.

•        credit card limit risks including undraw limit risk:    includes pre-approved credit card limits that were not yet taken by credit card consumers. As of December 31, 2024, we had R$4.5 billion of undrawn credit card limits off-balance.

As of December 31, 2024, we had a provision for expected credit losses related to consumer loans and credit card operations in the amount of R$887.0 million (compared to R$14.3 million as of December 31, 2023).

•        other receivables:    relate mainly to transactions involving related parties that are based on terms and conditions negotiated with our related companies. As of December 31, 2024, we did not record any impairment loss on accounts receivable related to the amounts due from related parties as we understand that no significant credit risk arise in connection with outstanding balances.

As a result of the nature of our financial services and the counterparty related to our receivables and investments, we have not observed any significant credit risk increase. Additionally, we do not have any credit-impaired financial assets.

The table below presents our maximum credit risk exposure from our financial assets:

	As of December 31,
	2024	2023
	(in millions of R$)
Cash and cash equivalents	7,471.7	7,379.0
Financial assets measured at fair value through other comprehensive income	3,099.1	2,574.9
Financial investments	3,099.1	2,574.9
Financial assets at fair value	100.1	176.7
Financial investments	45.9	176.7
Derivative instruments	54.2	—
Financial assets measured at amortized cost	13,676.4	4,116.0
Trade receivables	3,877.2	3,429.6
Consumer loans	9,578.1	560.5
Other receivables	221.1	126.0
Pre-approved credit card limits (off-balance)	4,455.2	—
Total	28,902.6	14,246.6

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable variations in market valuations.

As of December 31, 2024, we had entered into certain derivative financial instruments strictly for economic hedging purposes. We have adopted a policy that prohibits us from entering into derivatives for speculative purposes.

Such risks are identified, quantified, mitigated, regulated, and reported in accordance with our exposure to market risk guidelines defined during our governance process. Moreover, these limits are immediately and independently monitored by our commercial departments.

With the purpose to monitor and control such market risks, we adopt several methods, including stress scenarios, sensitivity — delta variation (DV), exposure mismatches (GAP), and interest rate risks (IRRBB).

Interest rate risk

Interest rate risk is the risk of potential changes in interest rates adversely affecting the value of a company’s assets, liabilities, or future cash flows.

DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in the current benchmark, interest rates or in the index. Mathematically, the DV01 measures the change in the value of fixed interest rate portfolio for every one basis point (one basis point is equal to 0.01%) change in the benchmark interest rate.

	DV01 – As of December 31, 2024
	(in R$ million)
	Asset	Liability	Derivative	Amount
Fixed interest rate financial instruments	(1,181)	687	377	(117)
	DV01 – As of December 31, 2023
	(in R$ million)
	Asset	Liability	Derivative	Amount
Fixed interest rate financial instruments	(120)	(6)	22	(104)

Moreover, we measured our sensitivity to changes in the relevant risk variables that were reasonably possible at the applicable date. The reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate. For fixed rate instruments, the table below presents the sensitivity of the fair value of to the reasonably possible change. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense (assuming no other changes to balance or rates during this period).

	Rate risk	Total portfolio amount	Basic interest rate shock
			10%	-10%
	(in thousands of R$)
As of December 31, 2024
Type
Financial assets
Government Bonds – LFT	SELIC	2,338,261	28,644	(28,644)
Government Bonds – LFT	SELIC	800,368	9,805	(9,805)
Derivative financial instruments	CDI	54,187	664	(664)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	4,809,999	58,923	(58,923)
Consumer Loans	Fixed Rate	10,571,338	129,499	(129,499)

Financial liabilities
Payment accounts	CDI	(889,296)	(10,894)	10,894
CDB’s	CDI	(19,094,153)	(233,903)	233,903
Futures Contract – CDI Rate(1)	CDI	(2,955,650)	(36,207)	36,207

As of December 31, 2023
Type
Financial assets
Government Bonds – LFT	SELIC	2,124,660	24,965	(24,965)
Government Bonds – LTN	Fixed Rate	618,664	7,251	(7,251)
Consumer Loans	Fixed Rate	554,162	8,452	(8,452)

Financial liabilities
Payment accounts	CDI	(943,864)	(12,299)	12,299
CDB’s	CDI	(12,368,426)	(161,161)	161,161

____________

(1)      Futures Contract — CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

Exchange risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

We are subject to payment obligations related to suppliers regarding services and software licenses that are denominated in foreign currency and checking accounts in U.S. dollars in connection with our international transactions. The existence of these exposures mitigate some of the volatility in the foreign exchange market given the fact that they move in opposite directions. Consequently, transactions and financial commitments in currencies other than the local currency are managed more effectively.

The table below sets forth a sensitivity analysis of our exposure to foreign exchange variations as of December 31, 2024 and 2023, assuming all other variables remain constant.

	As of December 31, 2024
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ million)
Trade payables	Dollar	3	—	—
	As of December 31, 2023
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ million)
Trade payables	Dollar	46	4	(4)

Hedge accounting

We hold portfolios of customers’ lending at fixed interest rates, which creates market risk due to changes to the Brazilian benchmark interest rate. Therefore, with the purpose to protect the fixed rate risk from CDI variation, we entered into future DI contracts to offset the market risk, and applied hedge accounting to eliminate differences between the accounting measurement of our derivatives and hedged items which are adjusted to reflect changes in the CDI.

In accordance with our hedging strategy, we adopt the “portfolio layer” method.

This method allows us to use part of our portfolio of financial assets as a fair value hedge during the hedging period in the occurrence of events such as prepayment, default or sale of operations. The interest rate risk arising from layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed on the basis of DV01.

We calculate the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitor in a timely manner the hedge ratio, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in our hedge documentation.

The effectiveness test for hedge is performed in prospective and retrospective manners. In the prospective test, we compare the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedge item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in our audited consolidated financial statements of profit or loss in “Interest income and gains (losses) on financial instruments — financial assets at fair value.” In addition, the cumulative fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in our consolidated statement of financial position.

	December 31, 2024
	Total amount of hedged item	Fair Value Adjustment to the Hedge Object		Hedging Instrument Variation in fair value
Type		Asset	Liability
	(in R$ millions)
Interest Rate Risk
Interest Rate Contracts – Future – Payroll Loan	988.6	—	(11.8)	11.8
Interest Rate Contracts – Future – FGTS Loan	1,766.4	—	(143.2)	143.2
Interest Rate Contracts – Future – Liabilities Pre	(587.7)	—	17.8	(17.8)
Interest Rate Contracts – Future – LTN Bonds	783.1	—	(17.2)	17.2
Total	2,950.5	—	(154.5)	154.5

Liquidity risk

Liquidity Risk is the risk that we do not have sufficient liquid resources to honor our financial commitments due to a mismatch in terms of volume between the receipts and payments provided for in our cash flow.

Our liquidity management processes include:

•        cash liquidity monitoring: daily update of our administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

•        minimum cash limits: establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

Our projected cash flow is generated and monitored daily by our treasury department to ensure that we have the required resources to meet our financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential for the projection and management of cash flow, ensuring that we have the necessary resources to settle our obligations.

As a cash management measure, our treasury invests surplus funds in highly liquid and low risk assets. We do not have assets pledged as guarantees for loans, financial operations or contractual obligations.

Liquidity risk refers to our ability to meet both expected and unexpected obligations, without disrupting daily operations or incurring significant losses.

In order to mitigate such risks, our management has adopted a diversified approach to financing, in addition to its main base of deposits. We have implemented a liquidity risk management policy, which involves the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Stress tests are conducted to assess the impact of uncommon events on our finances and we have a contingency plan to deal with liquidity shortages during crises. Any new initiative or product is preliminarily assessed by the market and liquidity risk department.

The treasury department is in charge of coordinating with other sectors to ensure the effective implementation of our liquidity management strategy.

As part of our cash flow management, our treasury department invests in highly liquid, low-risk assets whenever there are resource surpluses. We do not use our assets as collateral for loans, financial transactions or contractual obligations.

Detailed information on financial liabilities is essential for cash flow projections and management, ensuring that we have adequate resources to meet our obligations. For additional information regarding the contractual maturity of our lease liabilities, see note 18 to our audited consolidated financial statements included elsewhere in this prospectus.

We measure the expected turnover of third-party funds CDB to be replaced in a monthly basis for a 12 months period, which is determined by the historical weighted average outflow volume of the portfolio over a monthly basis.

The table below shows our expected maturities as of the dates presented:

Liabilities

	Maturity as of December 31, 2024
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Third-party funds – payment accounts	889.3	—	889.3
Third-party funds – CDBs(1)	16,488.3	2,605.9	19,094.2
Third-party funds – Others	220.5	—	220.5
Obligations to FIDC quota holders	—	704.8	704.8
Trade payables	3,319.0	46.3	3,365.3
Total	20,917.1	3,356.9	24,274.0

Liabilities

	Maturity as of December 31, 2023
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Third-party funds – payment accounts	807.7	—	807.7
Third-party funds – CDBs(1)	11,595.4	909.2	12,504.6
Trade payables	648.6	—	648.6
Total	13,051.7	909.2	13,960.9

____________

(1)      The issuance of a daily liquidity CDB allows the counterparty to redeem the invested amount at any time until its final maturity, without any type of grace period. Therefore, it is important to evaluate and monitor the redemption behavior of these positions, so that liquidity risk management is carried out in a conservative manner. The methodology adopted provides for an Average Redemption Curve, calculated monthly and categorizing the issuances by batches. The analysis therefore reflects an average redemption behavior of our liquid liabilities.

Fraud Risk

We are exposed to several operating risks, the most relevant of which is the risk of fraud arising from undue, illegal or criminal activity that causes a financial loss to a party in connection with a financial transaction effected through our platform. Credit card fraud includes the unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as the misuse of the user payment account. Within this context, we are exposed to losses due to transaction chargebacks (i.e., cancellations).

The chargeback process begins when a user effects a transaction via credit card through our platform and, for reasons unrelated to us, contests the transaction with the card issuer, which forwards the contested transaction to the merchant acquirer, which cancels the transaction, reducing the volume of payables due to us.

We have departments dedicated to preventing fraud through anti-fraud processes and strategies and the real-time monitoring of transactions that use payment wallet balances or credit cards for paying bank payment slips, or making withdrawals or transfers between consumers. As a result of this monitoring, we identify, approve or decline transactions effected through our platform.

As set forth in the chart below, over the past three years, we have observed a notable improvement in our chargeback levels following investments we have made in fraud prevention systems and improvements made to our entire KYC (know your customer) process. For the three months ended December 31, 2024, the chargebacks over total credit card TPV in our ecosystem was 0.1%:

Chargeback over Credit Card TPV (1Q21 – 4Q24, %)

JOBS Act

We are an emerging growth company, or “EGC,” under the JOBS Act. The JOBS Act provides that an EGC can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an EGC we choose to rely on this exemption, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation These exemptions would apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier. Notwithstanding our decision as to whether or not to avail ourselves of the exemptions provided to EGCs under the JOBS Act, as a foreign private issuer, we may nonetheless be able to avail ourselves of certain of the provisions of the JOBS Act, such as the exemptions relating to disclosure of executive compensation. See “Risk Factors — Risks Relating to Being a Foreign Private Issuer, an Emerging Growth Company and a Controlled Company — As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Our Unit Economics

Consumer Acquisition Costs (CAC)

Consumer acquisition cost is based on marketing expenses, which include the amounts for performance media and member-get-member expenses (which is comprised of paid referrals), divided by the number of new consumers acquired during the period.

The chart below illustrates (1) our cumulative contribution margin per consumer, which is the incremental profit we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis and (2) our average payback period, which is the average amount of time it takes for us to recoup our consumer acquisition costs, for each cohort from the first quarter of 2022 to the third quarter of 2024. We define contribution margin as the sum of net revenue from operating activities and financial income, less transaction expenses, incentives, and financial expenses such as account remuneration and interest on prepayment of receivables related to transactions made with credit cards in our platform). Our CAC totaled an average of R$10.4 or US$1.7 dollars (based on the real/U.S. dollar exchange rate of R$6.1923 per US$1.00 as of December 31, 2024) over the aforementioned period. We analyze all of this data on a per consumer basis taking into consideration the number of consumers acquired in the initial quarter applied throughout the entire period of analysis.

On average, we have been able to recover our CAC within 9 months, while continuing to increase our revenue and expand contribution margins significantly thereafter. Moreover, new cohorts are reaching breakeven, on average, in 6 months. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers using the “LTV/CAC ratio.” We believe our strong payback dynamics and revenue retention rates are supported by our high consumer engagement and low churn, as well as our ability to scale and monetize new products and services.

Cumulative Contribution Margin per Consumer
(cohorts from 1Q22 to 3Q24)

Total Accounts

Total accounts is an important measure to evaluate the growth of our business and our market positioning. As of December 31, 2024, we reached 60.2 million accounts, an increase of 14% compared to December 31, 2023. Total accounts grew at a CAGR of 19% from 2021 to 2024. As of December 31, 2024, we were the seventh largest financial institution in Brazil in terms of opened accounts, ahead of institutions such as Mercado Pago, according to public information disclosed by the Brazilian Central Bank.

____________

Source: (1) Brazilian Central Bank.

Consumers

Quarterly active consumers are an important measure of the reach and adoption of our products and are directly correlated to the growth of our business. We reached 39 million quarterly active consumers as of December 31, 2024, an increase of 12.7% compared to December 31, 2023. Our consumer base grew at a CAGR of 55% from 2019 to 2024. We define a quarterly active consumer as any consumer that has accessed our app and/or made at least one financial transaction during the quarter and/or generated revenues during the quarter.

The chart below sets forth the evolution in our quarterly active consumers for the periods presented:

Quarterly Active Consumers
(in millions)

CAGR
+55%
4.3
18.3
27.6
31.9
34.5
38.9
2019
2020
2021
2022
2023
2024

Cross-Selling Strategy

As we further improve our platform and expand our ecosystem by introducing new products and services, not only do older cohorts accelerate their adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster. As shown in the chart below, the 2024 cohort adopted more than two products in their first quarter. We measure our cross-selling index by calculating the average number of products transacted in the quarter grouped by annual cohorts. This metric includes all products from the digital wallet, financial services, investments, and services.

The chart below sets forth the evolution of our cross selling index for the period presented:

Cross-Selling Index(¹)
(average number of products transacted in the quarter/user)

____________

Note:

(1)      Weighted average of product use per annual cohort.

Transactions by Quarterly Cohort

Additionally, we have observed that our cohorts consistently increased the number of transactions they effect monthly through our platform, as shown in the chart below. The average number of transactions per active consumer from 1Q21 to 4Q24 cohorts was 32 during December 2024. Taking into consideration our most recent cohorts, particularly those that were onboarded on our platform from 1Q23 to 3Q24, those achieved approximately 21 monthly transactions, on average, in less than three months of existence, which reflects the higher and faster adoption of our product by consumers in our ecosystem.

Number of Transactions per Month by Quarterly Cohort

Average: 32
Number of transactions per consumer
40
30
20
10
0
0
10
20
30
40
Months
1Q21
4Q24

Primary Financial Services Platform

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly selecting us as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. We consider ourselves as the primary financial services provider relationship for quarterly active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

As of December 31, 2024, 34% of our monthly active consumers from the 2022 cohort onwards, on average, used PicPay as their primary financial services platform, an increase of eight percentage points when compared to the corresponding period in the prior year. More consumers are choosing PicPay as their primary financial services platform as a result of our efforts to improve user experience and provide the best-in-class products and services in line with our consumers’ financial needs. We believe that this metric will continue to increase over the next few years.

Percentage of Monthly Active Consumers that Use PicPay as Their Primary Financial Services Platform by Monthly Cohort

40.00%
30.00%
20.00%
10.00%
0.00%
0.00
10.00
20.00
30.00
Months
Average: 34%
202201
202202
202203
202204
202205
202206
202207
202208
202209
202210
202211
202212
202301
202302
202303
202304
202305
202306
202307
202308
202309
202310
202311
202312
202401
202402
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Cash-in Evolution

Our digital wallet is our most mature product offering and the foundation of our growth strategy. It was designed to enable consumers to perform several kinds of day-to-day payments in an easy, frictionless and convenient manner. Consumers can add funds to the balance of their accounts in different ways: (1) electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix; (2) via bank slips (boletos); (3) by receiving funds via P2P payments; (4) payroll portability; (5) contracting loans; or (6) transferring funds from other banks in app through Open Finance (in which case, PicPay serves as a payment initiator).

We have experienced a significant increase in monthly cash-in over time, first driven by the introduction of Pix, which created a better experience for digital payments and transfers and significantly reduced the friction of adding funds to the PicPay digital wallet and accelerated as we evolved to a broader financial and non-financial platform, communicating new features and use cases and gradually gaining more consumer confidence.

As shown in the chart below, total cash inflow increased 43% from R$77.2 billion for the three months ended December 31, 2023, to R$110.2 billion for the three months ended December 31, 2024. Taking into consideration the cash-in evolution since the fourth quarter of 2022, this represented an increase of 122%. We believe this further demonstrates our ability to increase the percentage of quarterly active consumers that use PicPay as their primary financial services platform.

Total Cash-in Evolution
(R$ billion)

Total Payment Volume (TPV)

We use total payment volume (TPV) to assess the volume of financial transactions that take place in our ecosystem. TPV is defined as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, completed on our platform.

For the three months ended December 31, 2024, total TPV reached R$123.3 billion, an increase of 44% compared to R$85.3 billion in the corresponding period in 2023. For the year ended December 31, 2024, total TPV reached R$421.0 billion, an increase of 55% compared to the year ended December 31, 2023. We believe that our total TPV performance was positively impacted by our ability to launch and scale products and services at a fast pace, contributing to the increased engagement of our consumers, as many of them began to use PicPay as their primary financial account.

Total TPV Evolution
(R$ billion)

Quarterly Average Revenue Per Quarterly Active Consumer, or “Quarterly ARPAC”

An important metric to measure the value we generate on a consumer level across all our quarterly active consumers is our quarterly ARPAC, which is defined as the total quarterly revenue and financial income of consumers divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period. For the full year, quarterly ARPAC is the total revenue and financial income in the last twelve months divided by four and then divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period.

Our quarterly ARPAC was R$46.9 in the three months ended December 31, 2024, an increase of 75.4% over our quarterly ARPAC in the three months ended December 31, 2023 of R$26.7 per quarterly active consumer. The average quarterly ARPAC in 2024 was R$38.0, which represented an increase of 45.7% compared to R$26.1 in 2023. In two years, our quarterly ARPAC increased 96.8%, reaching R$46.9 in the three months ended December 31, 2024, from R$23.8 in the three months ended December 31, 2022.

We believe that we have a meaningful opportunity to increase our ARPAC given (1) our business diversification, which reflects our ability to launch new products and services beyond digital wallet services, (2) the increase in the pace of adoption of monetizable products by our consumers, (3) the increased pace at which new cohorts onboard and adopt additional products when compared to older cohorts and (4) our offering of credit through selected products, such as PicPay Card and loans, which provide a potential upside to ARPAC through the generation of interest income.

Quarterly ARPAC by Quarterly Cohort

(R$/quarterly active consumer)

Additionally, when we consider cohorts with more than four years of existence, we observe a quarterly ARPAC of R$57.1 per quarterly active consumer, 22% higher than the quarterly ARPAC of R$46.9 per quarterly active consumer in the three months ended December 31, 2024.

Moreover, the average revenue per consumer observed in those cohorts is mainly fee-based. We expect to increase the ARPAC of our consumers as we gain more scale in our credit operations, which has the potential to leverage revenues coming from new and mature cohorts.

Quarterly ARPAC by Cohorts’ Maturity

(R$/quarterly active consumer)

0 to 6 months
17.2
6 months to 2 years
39.5
2 to 4 years
44.6
> 4 years
57.1

Quarterly Average Cost to Serve (CTS) Per Quarterly Active Consumer

We compare our quarterly average cost to serve (CTS) per quarterly active consumer to our quarterly ARPAC to assess our consumer economics in a given period. We define the average cost to serve per quarterly active consumer as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses, and administrative expenses divided by the average number of quarterly active consumers during the period. The average number of quarterly active consumers is defined as the average of the number of quarterly active consumers on the period end date of the immediately prior period and the number of quarterly active consumers on the period end date of the current period.

Our quarterly average cost to serve was R$18.5 (US$3.0 based on the real/U.S. dollar exchange rate of R$6.1923 per USS1.00 as of December 31, 2024) per quarterly active consumer in the fourth quarter of 2024, an increase of 28% compared to R$14.4 (US$2.3) per quarterly active consumer in the fourth quarter of 2023. On a monthly basis, i.e. average cost to serve per quarterly active consumer divided by three, our CTS reached R$6.2 (US$1.0, based on the real/U.S. dollar exchange rate of R$6.1923 per US$1.00 as of December 31, 2024) per quarterly active consumer in December 2024, compared to R$4.8 (US$0.8) per quarterly active consumer in December 2023. The increase in our CTS is mainly due to (i) higher personnel expenses related to the payment of annual incentives, (ii) increase in technology expenses, and (iii) increase in processing fees during the period.

Quarterly Average Cost to Serve (CTS) per Quarterly Active Consumer
(R$/quarterly active consumer)

As illustrated in the chart below, we have the lowest cost to serve per quarterly active consumer among digital banks and incumbent banks.

Quarterly Average Cost-to-Serve(1)
(R$; 4Q24)

____________

Source: Company and publicly available information from other companies.

Notes:

(1)      Quarterly cost-to-serve refers to the total cost to serve for the three months ended December 31, 2024 divided by the total average quarterly active consumer during the period. Cost-to-serve is calculated according to PicPay’s methodology.

Deposits and Cost of Funding

We have experienced a substantial increase in our aggregate deposits over the years. We monitor deposits as they are important sources of funding for our operations. We define deposits as the balance of the payment account and the CDBs, including “piggy banks” (cofrinhos), held by consumers on our platform (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements). As of December 31, 2024, our consumer loans had an aggregate balance totaling R$20.0 billion in deposits, an increase of 53% compared to R$13.0 billion as of December 31, 2023.

Cost of funding is the interest rate we pay over (1) outstanding wallet balances held in our consumers’ accounts (in accordance with our own internal policies and procedures) and (2) time deposits. Although we experienced higher interest rates during 2023, we managed to lower our cost of funding upon (1) successfully obtaining our multi-purpose bank (banco múltiplo) license, which was transferred without cost to us from J&F Participações in February 2022 (see “Business — Our History — Recent Acquisitions and Corporate Transactions”) and which enabled us to utilize a significant portion of our wallet balances and time deposits to fund our operations and (2) the implementation of changes in our account remuneration policy (i.e., we pay remuneration to consumer accounts only after 30 days or for amounts that are fully invested in our “piggy bank” product). As of December 31, 2024, our cost of funding was 87% of CDI.

Deposits
(R$ billion)

Business

Our Mission and Vision

At PicPay we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the transformative impact for millions of people, with a commitment to driving financial empowerment for all.

Our Company

PicPay Brazil was founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, Brazil, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where making payments historically was cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily via their mobile phones any time of day, which caught the attention of millions of consumers. In just a few short years, we believe we became one of Brazil’s leading digital wallets by number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a QR Code, either in-store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their respective needs, launching various payments, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market in Brazil, comprised of both financial and non-financial services.

Eventually our ambitions grew beyond payments, leading us to seek to revolutionize how Brazilians manage and interact with their finances. We launched and scaled products and services for consumers to address several needs, including:

•        Wallet and Banking:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M) and buy-now-pay-later (BNPL); and

•        Financial Services:    leveraged a multi-funding financial marketplace to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, secured auto and other loans, investment products such as CDBs, person-to-business (P2B) loans, equity and fixed income funds and insurance products, including life, digital wallet, loan protection, cell phone insurance, credit card invoice insurance, home insurance, health care and home care insurance.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. Our business solutions are designed to streamline financial operations for enterprises, offering a suite of tools and features that cater to diverse business needs. These solutions encompass payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, including:

•        Acquiring & Banking:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals.

We intend to continue to strengthen and grow our payments solutions suite for businesses as well as offer complete business bank accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Corporate Benefits and Payroll:    solutions for employees and human resources departments, such as vouchers to employees for meals, transportation and other benefits, payroll advances and payroll accounts.

Another strategic pillar is Audiences and Ecosystem Integration, which includes our PicPay Shop, as well as our Ads solutions. The integration of our audiences, which include our consumers and businesses, is essential to increase engagement and monetization of both sides of our ecosystem. We intend to leverage our consumer base by continuing to offer complementary and monetizable products, such as phone top-ups, digital goods and partnerships with mobile network operators at the PicPay Shop, as well as increase our consumers’ engagement through our PicPay Shop affiliate model, which enables our consumers to access a wide range of differentiated cash back offers funded by merchants in our platform. For businesses, we intend to gain more traction from our Ads solutions, through our in-app display solutions and customer relationship management (CRM) channels, amplifying leads for thousands of businesses through our platform, as well as offering a platform that allows brands to deliver digital promotions to millions of consumers through our PicPay network, bringing several benefits for merchants, such as customer acquisition, re-engagement of old customers and promoting increased customer spending.

The graphic below illustrates our evolution of total revenue and financial income from 2018 to December 31, 2024:

Through our unique two-sided open ecosystem, we provide value to our consumers and businesses in many ways, such as the following:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial products, such as cards, loans, insurance and investments, as well as non-financial services, including gift cards, transportation or mobile phone recharges (top-ups), online shopping and more.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services (such as credit, insurance and investment products), allowing them to benefit from the significant data that we have collected to provide more relevant and customized offerings targeted at the individual consumer’s needs

Connecting consumers and businesses enables us to offer a unique end-to-end product experience through the offer of a wide range of financial and non-financial services in a single app, while gaining valuable insights into both consumer behavior and business performance.

The graphic below illustrates our two-sided ecosystem encompassing solutions for both consumers and businesses:

In August 2023, we launched our new marketing campaign reflecting a new phase for us. The campaign marked our return to national media (digital, offline and out-of-home). With a broader and more holistic portfolio, combined with our well-established brand, our goal was to raise awareness of PicPay beyond its digital wallet and day-to-day payment capabilities and showcase our comprehensive package of financial products and non-financial products and services, including credit cards, investments, the PicPay Shop, attractive interest rates on deposits, credit, as well as products for businesses.

This campaign positioned us not only among digital wallets and payment apps but also amongst other digital financial services players. PicPay was ranked second in the independent survey of the most popular digital banks/digital wallets in Brazil conducted by Mobile Time/Opinion Box in September 2023.

When asked which banks/digital wallets people had an account that they transacted through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%), as illustrated below:

Additionally, PicPay was ranked among the most popular apps people keep on their home screens across all categories, along with well-known companies such as Twitter (which had its name changed to “X” after such opinion surveys), Shopee, Mercado Livre, Itaú, and Santander, according to an independent public survey conducted by Mobile Time/Opinion Box in April 2024.

APR 2024 PANORAMA Mobile Time/Opinion Box

Use of apps in Brazil

Chart 11

Proportion of presence on the home screen over the Brazilian smartphone base

TOTAL: 1,565 apps mentioned

Question: List which apps you have downloaded appear on your smartphone home screen today. Consider the home screen to be the one that appears right after turning on your smartphone. You can list up to 20 apps.

Sample: 2,033 Brazilians with smartphone and have downloaded one app. P.S. apps present on the home screen of at least 2% of national smartphones were included in the radar.

Presence on the national home screen

50% or more (superapps): Instagram, Whatsapp

30% to 49% of smartphones: Facebook

10% to 29% of smartphones: Banco do Brasil, Caixa, Nubank, Spotify, Telegram, Uber, YouTube

5% to 9% of smartphones: 99, Amazon, Bradesco, C6 Bank, Chrome, Gmail, Google, Gov.br, IFood, Inter, Itaú, Kwai, Livelo, Mercado Livre, Netflix, PicPay, Santander, Shein, Shopee, Smiles, TikTok, X (Twitter), Waze

Between 2% and 4%: Azul Linhas Aéreas, All Express, Americanas, Booking.com, Canva, Duolingo, Esfera, Globoplay, Google Maps, Hotmail, Latam Pass, LinkedIn, Magazine Luiza, Méliuz, Mensagens, Mercado Pago, Messenger, Meu INSS, Meu TIM, Minha Claro Móvel, Oktoplus, OLX, Outlook, Pagbank Pagseguro, Pinterest, Prime Video, Shell Box, Vivo, XP Investimentos, Zoom

Our History

PicPay Brazil was founded in 2012 in Vitória, in the state of Espírito Santo, with the goal of introducing instant payments among consumers and businesses in Brazil.

In 2015, Banco Original, which is controlled by J&F Participações and was the first digital bank in Brazil focused on wholesale, corporate and agribusiness, acquired PicPay. In the same year, Banco Original also entered the retail segment to further diversify its business model.

In 2017, PicPay Brazil was spun off from Banco Original and J&F Participações became the controlling shareholder of both entities.

As we continued to grow our business, driven by a strong nationally recognized brand, we started to offer more financial and non-financial products and services, expanding within the retail segment.

Recent Acquisitions and Corporate Transactions

On July 20, 2021, PicPay Brazil acquired all of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos from Guiabolso (Cayman) Ltd. and Guiabolso LLC. The purchase price was R$135.0 million, all of which was paid in cash. Guiabolso is a personal finance app that uses data intelligence to offer financial products on its portal to its users.

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a wholly-owned subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicS Holding. This reorganization was implemented through a capital increase by J&F Participações in PicS Holding, through which J&F Participações subscribed for 26,000,000 common shares of PicS Holding.

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian payroll loan market for public sector employees and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes offering flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments on a single platform.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. This integration also accelerated the delivery of certain products, such as special account limit, salary account, joint account, and platinum and black credit cards. We launched additional products, including a rewards program, secured loans (investments and payroll), investment funds and private pension funds, among others. Moreover, this integration added 1 million quarterly active consumers to PicPay. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024.

On February 26, 2025, J&F International invested R$321.8 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On February 27, 2025, PicS Ltd. invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with a par value of R$1.00 each. On February 27, 2025, PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value. Such financial transaction had the purpose to enable the PicPay conglomerate to achieve capital adequacy after it became subject to the most conservative capital levels, which are equivalent to those of large banks according to the BACEN classification.

On March 25, 2025, J&F International invested R$50.0 million in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares. On the same date, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 50,000,000 quotas, all nominative and with par value of R$1.00 each. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 31,643,364 shares, all nominative and without par value.

Discontinuation of Cryptocurrency Activities

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.4 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we required our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023. Accordingly, we no longer host any cryptocurrency assets or offer any cryptocurrency services on our platform.

The charts below show our evolution and corporate structure:

Our Two-Sided Ecosystem

Our Consumers

According to our internal data as of December 31, 2024, our consumer base primarily consists of a younger demographic, with an average age of 36 years. In addition, 85% of our consumers are lower-middle to low-income and approximately 75% are located in the Southeastern and Northeastern regions of Brazil. We have approximately 2.0 million high income consumers as of December 31, 2024. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with 4.8 million consumers with monthly gross income above R$10,000

(being less than 5% of the economically active population according to IBGE in 2015), where we expect to enhance our value proposition with the new banking and investment products, and more than 5.7 million consumers with monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

____________

(1)      High income: monthly gross income above R$15,000 and/or deposits/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to R$15,000. Lower-Middle & Low Income: monthly gross income between R$0 to R$4,000.

(2)      Census (Censo) 2022 from IBGE.

We believe we are leading the digital transformation wave in Brazil, and possess a national footprint, covering all demographics segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

As we evolve from our digital wallet into a broader platform, offering a larger suite of products and services to our consumers, including banking and investment products, we have started to adopt a more customized approach to our consumer base, moving away from a one size fits all approach in terms of product offerings and promotions, to a tailor-made and personalized approach for each consumer segment. This will help us to increase cross-selling opportunities and better meet the financial needs for each consumer segment. Currently, our consumer base comprises four consumer segments: Low Income, Middle Income, High Income, and High Income Plus (which are clients with investments over R$100,000), as illustrated below:

Accordingly, we have also evolved our value proposition for each consumer segment. For instance, some consumer segments have different home screens, with personalized product and service offerings, and exclusive support from an account manager, in addition to our 24/7 call center support.

Our Businesses

As of December 31, 2024, approximately 602,000 active businesses accepted PicPay’s payments network. Currently, our business customers are mainly concentrated within: (i) micro and small offline merchants that use PicPay solutions such as QR Code, POS terminals and Pix payments and (ii) online merchants across a wide range of industries and scale, including Uber, AliExpress, Google, Kwai, among others, that accept our PicPay e-wallet on their e-commerce platforms.

The chart below presents an overview of our micro and small business using PicPay solutions to accept payments through QR Code, POS terminals and Pix, by industry sector and region across Brazil:

In the second half of 2023, we integrated our own merchant acquiring platform, allowing PicPay to operate as a full-stack merchant acquirer in order to capture, process and settle all card transactions within our app. We are increasing our acceptance rate across the country and partnering with leading global companies and several other online merchants and platforms, including Uber, AliExpress, Google, Kwai, among others from many industries to expand the adoption of our payment solutions and become a fully integrated merchant acquirer player for online merchants. Our business ecosystem is still under development and our relationships with these providers have not generated material revenues.

In the first quarter of 2024, we launched our first POS terminal in the Brazilian market, which included Pix payment. We intend to continue expanding our value proposition to offline merchants going beyond QR Code payments, Pix, and POS terminals and also offer electronic cash registers, or “ECRs,” and tap on phone solutions, which will also create opportunities to offer other financial and banking solutions to service entire lifecycle of our business customers integrated into our ecosystem.

Our Unique Approach

We believe that we have adopted a unique approach in building our business, which we believe will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

•        Open Platform.    We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy that allows them to leverage various funding sources for transactions, including not only their deposits and PicPay credit cards but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others. The figure below illustrates the evolution of our portfolio and includes logos of some of our partners that are integrated into our app, in order to offer their products and services to our consumers.

Evolution of our Open Platform

•        Two-Sided Ecosystem.    At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables.

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

•        Open Finance.    Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, and offering financial products. After the integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received more than 8.6 million active consents from consumers, meaning consumers that opted in to share their financial information from other institutions with PicPay as of December 31, 2024. According to December 31, 2024 data from Openfinance.org, we are the second largest player in terms of market share of active consents received with 14.0%, only behind Nubank (27.2%) and, ahead of Mercado Pago (12.9%), Santander (6.9%), Itaú (6.6%), Banco do Brasil (6.3%), Caixa Econômica (5.9%) and Bradesco (3.7%). In the first half of 2023, we launched our Account Aggregator product, which enables consumers to integrate and consolidate all of their banking accounts from other financial institutions through Open Finance, on the PicPay app.

•        In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. We are one of the leaders in payment initiation, with a cumulative volume of more than 2.2 million API requests from April 2023 to December 2024, when we activated payment initiation in the Account Aggregator, based on information provided by Open Finance.org. API requests allow consumers to connect apps to the platform, which then initiates payments directly from their bank account to another bank account, which occurs through the transmission of account information to the API, which then initiates payment on the consumer’s behalf. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our Account Aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

•        Social Network.    Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining such data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

•        our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

•        cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

•        connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

•        online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

•        daily marketing and investment content for our PicPay Invest consumers.

Our Strengths and Competitive Advantages

As a result of our unique approach and scale, we believe we are favorably positioned to continue to grow our business with attractive unit economics and expand our addressable market. We expect that our competitive advantages will continue to strengthen as we scale further and compound over time on the back of our large consumer base, our broad product offering and holistic ecosystem. We believe that the key to our success is based on the main factors described below.

Significant Scale of Customer Base

Our open platform approach combined with a multitude of cash-in (funding) sources and cash-out (payments) methods has allowed us to become one of the largest day-to-day payments apps in Brazil according to the Brazilian Central Bank. We believe that the scale of both our consumer and business customer base provides a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our consumers.

Our Unique Wallet and Banking Business Model

We have a unique and scaled wallet and banking business model, providing a complete hub for day-to-day payments, offering a wide range of payment use cases (bills, Pix, P2P, P2M, top ups) and a multitude of sources of funds, such as account balance, credit cards, payment initiation and buy now pay later, for both consumers and businesses, allowing us to (i) use our complete wallet to add new users with a very low cost to acquire and serve, and (ii) increase customer engagement and collect a lot of critical financial and non-financial data, helping us to cross-sell and upsell new products and services, such as credit products (i.e. PicPay credit cards, collateralized and unsecured loans, BNPL, among others). We collect a massive amount of data from our consumers and businesses through our day-to-day payment app, for example, types of credit cards registered on file (multiple categories), average ticket of payment transactions, source of funds used to pay transactions, deposits, investments, bill payments (utilities, credit card invoices, taxes, consumer bills), among others, in combination with our Open Finance capabilities — such as our account aggregator product, where we consolidate in app all other banking accounts from institutions that our consumers have a relationship with.

We ended the fourth quarter of 2024 with 39 million quarterly active consumers in our ecosystem and approximately 44 million credit cards registered on file, capturing a total Wallet and Banking TPV of R$108 billion, with an average monthly cash-in of R$37 billion, R$20 billion in deposits (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements) as of December 31, 2024, and 11% of Pix coverage in terms of number of transactions in December 2024. We have presence in almost 100% of all Brazilian municipalities, being present in 5,568 municipalities as of May 2024, according to internal data we collect from our customers, out of 5,570 municipalities, based on IBGE’s data for 2022. Additionally, our PicPay app has been installed on 36.2 million Android phones in Brazil as of December 31, 2024, according to Data.ai, a Sensor Tower Company, out of an estimated 127.6 million smartphones being used in Brazil, according to Android.com, meaning at least one in four Android phones in Brazil has the PicPay app installed.

Our Wallet and Banking segment is the foundation of our business model, being the main engine for our business diversification strategy leveraging complementary new businesses and services, mainly (i) our own digital banking business, offering digital credit products such as PicPay credit cards, BNPL, personal loans and collateralized products such as FGTS and public payroll loans and also distributing other products and services from third-party partners such as insurance and (ii) our seller’s acquiring and financial platform, benefiting from approximately 44 million credit cards registered in our app and extending the acceptance of our e-wallet among online sellers.

We believe that our scaled and widely adopted digital wallet is a unique asset compared to other relevant digital challengers, and puts us in a unique position to diversify our business model and to accelerate digital financial services distribution for both consumers and sellers.

Our One-Stop-Shop Model.

We believe that we offer a holistic financial platform that is designed to address the daily financial, shopping and communication needs of our consumers, connecting them to each other and to businesses and third-party financial institutions through a simple, intuitive and seamless platform that leverages social features and user experience. By being a one-stop shop for our consumers, we believe that we position ourselves in all stages of the daily lives of our consumers, boosting engagement, retention and cross-selling opportunities while improving user experience.

Our Strong Brand Recognition.

We believe we have built a well-known brand in Brazil. In the financial institutions market, our brand was known by 98% of banked Brazilian adults belonging to the high, upper-middle, and lower-middle income brackets, based on a November 2024 brand tracking study commissioned by us and conducted by IPSOS, a global market research company. In an independent survey conducted by Mobile Time/Opinion Box in September 2023, PicPay was ranked as the second most popular digital bank/digital wallet in Brazil. When asked which banks/digital wallets people used to transact through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%).

Our Powerful Network Effects.

We believe that we benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. The two-sided nature of our ecosystem is complementary with each side reinforcing the growth of the other side, building a virtuous value cycle for both consumers and businesses, who are drawn to our platform’s convenience. As more consumers join the platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families, and businesses. We believe this reinforces the flywheel effect, as more consumers join the social network, it becomes increasingly valuable to each participant, and motivates them to bring their contacts into the ecosystem.

Our Differentiated Approach to Product Development.

We believe that our decentralized organizational structure and playbook of product development enables us to launch and scale new products and services faster than our peers. PicPay is structured into different business units, in which each unit has full responsibility, autonomy and dedicated squads to run its business on a day-to-day basis, prioritizing the launch of products and services aligned with our corporate strategy, while at the same time being committed to driving increased profitability for the overall company. The chart below shows the evolution of products and services launched since 2021:

Our Innovative Technology.

We leverage cutting-edge proprietary technology, including AI-driven models, robust security features, and a user-friendly interface, with the purpose to continually enhance the user experience and maintain our competitive edge. Our approach also allows us to embrace new technologies, such as instant payments (P2P, Pix and P2M) and Open Finance without any conflicts of interest. We process many types of transactions, including Pix, which processes over 20,000 payments every minute in connection with more than 77 million Pix keys registered on PicPay as of December 31, 2024. This is made possible by our 100% availability, which has allowed us to maintain our “A” level in the service quality index (IQS) published by the Brazilian Central Bank on a monthly basis, the latest available as of December 2024. The IQS level represents the quality of the Pix service provided by Pix participants to their customers. With more transparency, potential consumers, companies and government entities have a more complete set of information to choose through which institution they want to use Pix. The IQS is comprised of the following three components: (i) complaint index, which measures complaints registered with the Brazilian Central Bank related to Pix; (ii) availability index, which measures the degree of availability of the infrastructure necessary to provide Pix to end users; and (iii) timeout index, which considers the number of transactions that were rejected due to a timeout applied by the instant payments system in a given month. If the complaints and timeout indexes have a grade of A or B and the availability index is met, the institution receives an overall rating of “A,” which signifies that the institution has offered a quality service. A potential rating downgrade could impact the entrance of new customers and the retention of existing ones. We also rely on a significant amount of proprietary data to drive our decision making on new products, credit analysis, cross selling, incentives and to improve the experience for consumers and businesses.

Our World-Class Management Team.

We believe that we have attracted highly talented and experienced executives from the most successful companies across payments, banking, e-commerce, and technology, who have brought deep expertise and creative ideas in technology development, data analytics, product design, branding, business and people management, corporate strategy and credit underwriting, and are closely aligned with our mission and vision. This is supported by a robust governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees. We believe that our team boasts a deep understanding of the technology and financial services landscape, enabling us to identify strategic acquisition targets that align with our products and services portfolio.

Our Advantaged Unit Economics.

We believe that we operate with favorable unit economics, as evidenced by our ability to recover our consumer acquisition costs, or “CAC,” with cumulative contribution margins, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis, in 9 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers. We believe our favorable payback dynamics and strong revenue retention rates are supported by our ability to deliver high consumer engagement, low churn, and strong ability to scale and monetize new products and services.

Additionally, we have been able to maintain our average cost to serve per quarterly active consumer at low levels (R$6.2, or US$1.0, on a monthly basis, based on the real/U.S. dollar exchange rate of R$6.1923 per US$1.00 as of December 31, 2024). This is due to our ability to scale our platform and leverage sustainable cost advantages.

Our Growth Strategies

Our growth strategy is centered on a multi-faceted approach designed to solidify our position as a leading financial services platform in Brazil. We believe that through the initiatives below, we are poised for sustainable growth and are confident in our ability to create long-term value for our investors and stakeholders.

Grow within our consumers’ financial lives.

By adding new products and services to our platform and using our digital wallet to access millions of consumers, we bring more usage with product depth and our app becomes part of our consumers’ daily routine. In the last twelve months, we launched, on average, one product per month, driving higher engagement and decreasing the average time our consumers take to adopt more products. As we further improve our platform and user experience, and expand our ecosystem by introducing new products and services, not only do older cohorts increase the adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster.

Business diversification.

We are constantly innovating to provide consumers and businesses with access to new payment methods, financial and non-financial services, aiming to diversify our revenue base to other products in addition to our Wallet and Banking. For the year of 2024, total revenue and financial income from our Wallet and Banking segment represented 50% of total revenue and financial income of our reportable segments, compared to 79% for 2023. We have a unique Wallet and Banking business model, combining a digital and user-friendly hub for day-to-day payments, which creates a very low cost platform to acquire new consumers and sellers and helping us to increase customer engagement and cross-sell new products and services. On top of our Wallet and Banking business, we have the following two main growth businesses with the purpose to diversify our business model: (i) our digital banking business, which introduces new financial services, such as PicPay Cards (credit, debit and secured cards), loans (personal, payroll, FGTS, auto secured), and a wide range of insurance and investments products and (ii) our seller’s acquiring and financial services platform, focused on expanding our e-wallet solution (PicPay’s online checkout) and improve the value proposition offered to brick and mortar SMEs going beyond QR code and Pix payments and offering our full acquiring platform through POS terminals, electronic cash registers (ECRs) and Tap on Phone solutions, which will also create opportunities to offer other financial and banking solutions to service the entire lifecycle of our business customers integrated into our ecosystem.

Continuously improving our financial services marketplace.

We are actively expanding our network of partners, by forging strategic alliances with banks, financial institutions, and investors. In tandem with partner expansion, we expect to increase the share of PicPay credit proprietary products (PicPay credit card, personal loans, secured loans, among others) in our digital wallet and financial marketplace amongst our consumers. The low penetration of our own credit products presents an opportunity for us to enhance the PicPay Card, BNPL, personal loans and secured loans, on our open platform and engage our consumer base. As we evolved in our strategy from a wallet and banking business to a broader platform, we observed that our own credit products were crucial for consumer engagement and are key products to drive growth and profitability in our ecosystem. Accordingly, we decided to adopt a multi-funding strategy approach for our financial services marketplace, including “on balance” credit for core and selected products, such as PicPay credit cards, personal and secured loans, which accelerated our move to fully internalize our credit operations, including origination, underwriting, collection, and consumer support. We began originating loans on our balance sheet in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We believe that by offering our own products and increasing credit exposure to selected consumers and businesses, we foster the growth of our entire ecosystem and significantly improve engagement within our app, expand up-selling and cross-selling opportunities, which should enhance our unit economics.

Principality.

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly choosing PicPay as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. As of December 31, 2024, an average of 34% of our quarterly active consumers use PicPay as their primary financial services platform, and we aim to grow this level of engagement over the next few years. We consider ourselves to be the primary financial services provider relationship for those of our quarterly active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

Customized and personalized approach.

We aim to have a more comprehensive and tailored portfolio of products and services, further enhancing our value proposition beyond the digital wallet and day-to-day payments services, becoming a much broader and deeper two-sided financial ecosystem. We have moved from a one size fits all approach to more targeted and personalized marketing communication and product offerings by analyzing and understanding the financial needs of the various segments of our consumer base. In line with this approach, we are investing in new ads to enhance brand awareness, communicate our new positioning and deliver a more target value proposition.

Open Finance and instant payments.

We continue to strengthen our core strategy to embrace Open Finance and instant payments as independent partners to our consumer and business customers. By focusing on providing the best user experience and transparency, we are committed to leveraging these core principles not only to revolutionize the way consumers and businesses manage their finances, but also to become their financial services platform of choice capable of centralizing all their financial activities in a single hub and having our consumers’ best interests at heart. As of December 31, 2024, PicPay has one of the highest market shares for Open Finance and Pix adoption, with a market share of 14.0% of consumer consents (i.e. consents received from consumers to share their data with PicPay) and 11% of Pix coverage in terms of number of transactions in December 2024, according to information provided by the Brazilian Central Bank.

Accretive Inorganic Growth Opportunities.

We intend to accelerate our growth by acquiring companies that will expand our product portfolio, improve our capabilities, increase our presence along the value chain or shorten our path to new markets. For instance, the acquisition of Guiabolso accelerated our entry into Open Finance, bringing new technology and expertise to position us as one of the leading players in the market. In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling us to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio.

Our Products and Solutions

Consumer Ecosystem

Wallet and Banking

Our wallet and banking is our most mature offering and the foundation of our growth strategy, designed to enable consumers to perform all kinds of day-to-day payments in an easy, frictionless and convenient way. The main use case we offer in our digital wallet, are P2P transactions between PicPay accounts, Pix (instant transfers to and from any bank or payment account), bill payments, enabling consumers to pay any bill (utilities, taxes, bank slips, consumer bills, vehicles fines, among others) through our bill payment hub, helping them to concentrate all their payments in one single experience and P2M, enabling PicPay consumers to pay affiliated businesses through a single QR Code (in store or online) or using our e-wallet for online purchases.

We provide several transaction methods and sources of funding for consumers to transact when, where and how they want, as highlighted below:

Sources of Funds

- ✓ Digital wallet account balance
- ✓ Physical PicPay card (debit and credit)
- ✓ PicPay credit card or third-party credit card registered on file (in-app)
- ✓ Personal loans
- ✓ Funds pulled from other financial institutions via Open Finance (payment initiation)

PicPay
PicPay

Use Cases and Checkout Methods

- ✓ Pix
- ✓ P2P
- ✓ Bill Payments
- ✓ P2M
- ✓ QR Code
- ✓ E-wallet
- ✓ POS terminals
- ✓ Buy-now, pay-later (BNPL)
- ✓ Payment link
- ✓ Bank slip (boleto)

Consumers can add funds to the balance of their accounts in different ways, such as through electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix, via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (with PicPay operating as a payment initiator).

Our open platform approach also enables consumers to register on file any credit card to fund their payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods, among others) including using the payment in installment function. The chart below illustrates our wallet and banking platform, providing details on various products:

Our Wallet and Banking segment main source of revenues come from transactions (P2P, Pix, and bill payments) conducted by our consumers using a credit card registered on file as a source of funding. For the year ended December 31, 2024, our Wallet and Banking segment revenues and financial income totaled R$3.0 billion. From the total amount, 81% was attributed to financial income related to the remuneration we earn on credit card payments made in up to twelve installments, as well as interest income generated through financial investments (corresponding primarily to the income we earn on consumers’ deposits invested in government bonds and other short-term investments). The remaining 19%, which comprises net revenues from transaction activities and other services, is derived from revenues generated over transaction fees charged to cover prepayment costs in transactions made by our consumers using a credit card, as well as commission fees we receive from bill issuers when the bill is paid through the account balance.

Instant Payments (P2P and Pix)

We started our journey 10 years ago, being the pioneer in offering P2P transactions between PicPay accounts only. Transactions were done through the app instantaneously, 24 hours a day, seven days a week, at no cost. Over time, we enabled consumers to register credit cards on file to finance P2P transactions in multiple installments, helping PicPay to monetize such transactions.

Because P2P transactions have been our primary offering and value proposition since the beginning of our operations, we believe we were prepared to capture the benefits of Pix when it was launched by the Brazilian Central Bank. The interoperability with institutions in the Brazilian financial system offered by Pix allowed us to significantly expand our services, complementing our previously closed loop P2P payments ecosystem.

The below illustration shows our Pix Credit user experience:

Back
Insert a Pix key
CPF/CNPJ, cellphone, email or random
Don't have a key? Use account informations.
Recents
Favorites
Contacts
Joana da Rosa
PicPay
Bruna Souza
Original Bank
Bruna Souza
Caio Pereira
PicPay
Carla Vaz
New payment
Joana da Rosa
456.789-
PicPay
R$ 80,00
Card
Balance
Description (optional)
1 of R$ 83,19
12 of R$ 7,62
11 of R$ 8,26
Total amount: R$ 83,19
More details
From
Card 8765
Pay
Payment successful
Joana da Rosa
***.456.789-**
Save contact as favorite
Amount paid
R$ 80,00
Pix receipt
Card used receipt
Share the payment receipt

In addition, we are helping to educate consumers and businesses to understand the uses and benefits of Pix Credit. For example, we launched a campaign in July 2023 to highlight that businesses can offer higher discounts for consumers that pay for goods and services through Pix, as payments are received instantly and at no cost. At the same time, consumers can fund Pix purchases through any credit card on the PicPay app and pay after 30 days (in accordance with the settlement period for credit cards) while receiving the merchant funded discount, which can range from 5% to 20%. This is still net positive for the consumer even when taking into account the take rate charged by PicPay for the transaction. Pix Credit for P2M transactions (online and in-store) reached 38% of total Pix credit volume for the year ended December 31, 2024.

We also offer Pix Credit using personal loans with third-party partners (our BNPL solution) as a source of funding and expect to scale it further in the upcoming months.

Pix and its potential products and use cases for both consumers and businesses are also core to our strategy. Instant payments were part of our foundation and are on our DNA. In the month of December 2024, we had approximately 11% of Pix coverage in terms of number of transactions.

Bill Payments Hub

With the purpose to help our consumers to better manage their financial lives, we launched a bill payments hub (Contas em Dia), which is a unique open platform that consolidates and simplifies consumers’ day-to-day payments in a single app. Our consumers can consolidate their bills (from utilities to taxes) from any issuer in one single hub. They can also look up their vehicle debts, such as traffic tickets and IPVA (Tax on Property of Motor Vehicles) and set up a direct debit for their bills. This hub offers both social and transactional features, such as upcoming bills and due date reminders via PicPay’s direct message or WhatsApp. Our consumers can pay their bills with their deposits or with a credit card in up to 12 installments.

The figures below illustrates our consumer journey on our bill payments hub:

9:41
Payments assistant
Upcoming
Booked
Expired
CONSUMPTION BILL
SABESP
R$ 210,00
3/05 | Due today
Pay
CONSUMPTION BILL
TIM
R$ 340,00
3/05 | Upcoming
Pay
BANK BILL
CASAS BAHIA
2 Pay or book R$ 550,00
Setting as paid
9:41
Payment system
Pay in 12 installments
Credit Card
Balance
R$ 4.321,00
Saving accounts
R$ 23.000,14
Continue
9:41
Installments
BEST CHOICE
4x de R$ 148,35
Total amount: R$ 571,94
5% CASHBACK
5x de R$ 119,55
Total amount: R$ 597,76
10% CASHBACK
6x de R$ 100,36
Total amount: R$ 602,13
Show more options
Continue

Bill Split Feature

We also have a bill split feature embedded in our digital wallet, through which our consumers can split any payment with each other in an instant payment through P2P or via Pix or even a bill. Consumers can use our Pague Junto to split a group dinner, a gift for a family member, expenses regarding a trip and on many other day-to-day occasions. Pague Junto is a convenient way to request money from friends for a payment that has already been made.

Consumers can split the total amount equally or specify how much each person will pay. It is designed to offer less stress when sharing expenses with friends, keeping money out of relationships, and avoiding awkward situations. The figure below illustrates our bill split feature:

Apollo
9:41 AM
100%
Back
How much do you want to split?
$ 600.00
Continue
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ
+*#
0
Apollo
9:41 AM
100%
Back
Who to split it with?
Enter name or username
Cancel
Selected users (2 de 15)
Você
Jose
Kauã
Adailton
Your recent payments
marcos.jose
Marcos Jose Barbosa
2 mutual connections
kaua1990
Kauã Lameirinhas V...
marcos.jose
Continue
Apollo
9:41 AM
100%
Back
Splitting the bill with
you, Jose, Kauã and Adailton
$ 600.00
Split equally
Split by shares
Your share is
$ 150.00
1 share
Jose's shares
$ 150.00 to you
1 share
Kendra's shares
$ 150.00 to you
1 share
You will receive: $ 450.00
Continue

Premium Account

Our Premium Account (PicPay MAIS), is a monthly subscription service that offers multiple benefits for consumers with special financial offers, such as CDBs with higher remuneration, wider range of credit cards (black and platinum) with higher limits and rewards, unlimited withdrawals, and savings on non-financial services, such as entertainment and streaming. This service also contemplates an account manager that provides personal support to these consumers when needed.

Back
PicPay Mais
Exclusive rewards to make your money worth more.
Have your own account manager
Exclusive support by WhatsApp.
Invest at 105% over CDI
Get a higher remuneration with our 3-month maturity term CDB.
Subscribe as of R$ 19.90/month
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How do you want to subscribe?
Choose a payment recurrence. Cancel it anytime you want.
Annual Subscription
Save R$ 60.00
R$ 238.80 per year
(equivalent to R$ 19.90 per month)
Monthly Subscription
R$ 24.90 per month
Continue
Voltar
PicPay Mais
PicPay Mais
Active
Next payment:
25/07/23
Your exclusive advantages:
Account Manager
Amanda Gama
Available from Monday to Friday, from 9 am to 6 pm
Invest at 105% over CDI
Get a higher remuneration with our 3-month maturity term CDB.
Free Withdrawal
Save money by cashing out as many time as you want with no fees charged.
Bill payments reminder
Receive reminders through WhatsApp related to bank slips that you have to pay.
Social ID monitoring

Buy Now Pay Later (BNPL)

Our Buy Now Pay Later product is provided by our third-party partners to recurring consumers with pre-approved credit offers, with us not assuming any credit or underwriting risk, focusing on smaller ticket items and lower installments. This product gives an additional credit limit to our consumers on the top of their already existing credit card limit. Initial use cases are for Pix payments, bill payments, and P2P payments, with further integration as a payment checkout method for online merchants.

The screenshot below exemplifies how consumers can choose the Buy Now Pay Later solution (PicPay Parcela) as a payment method when checking out a transaction in our digital wallet:

Underage Account

In 2024, we launched our underage account for individuals under eighteen years old, as part of our commitment to further include the Brazilian population in the financial system. Our mission is to minimize complexity and enable financial control and independence for millions of people from their early years. With the consent of their legal guardians, who must have an account registered on PicPay, children and teenagers may have access to a wide range of products and features within our ecosystem. Young individuals can carry out day-to-day payment transactions, whether through instant payments, such as Pix or P2P transactions, or through a debit card registered on file, for instance, to pay for a snack at the school cafeteria or saving money in their piggy banks for their high school graduation trip, or even to purchase their first car after getting their driver’s license.

Below we present some screenshots that exemplify the user-friendly interface we have designed to make it easy for young individuals to identify with and use our app on a daily basis, safely and without complications. This helps make such young individuals’ first encounter with finance more approachable and enjoyable:

9:41
Account Balance
R$ 1.234,56
Total Balance: R$ 16.534,56
See all money saved
Pix
Cash-in
Check Statement
Cards
PicPay
Debit
Pix
Pull Funds
Check Statement
Cards
PicPay
Debit
Final 1234
Deactivate NFC
Change Password
Temporary Block
Money in Piggy Bank
Money in Piggy Bank
R$ 14.300,00
Earned in the month: R$ 2,34
Save now
Graduation Trip
R$ 2.300,00
College fund
R$ 4.000,00
My frist car
R$ 8.000,00
Create Piggy Bank

Financial Services

We offer the following products in our financial marketplace: personal loan, FGTS loan, auto-secured loan, public payroll loan, PicPay cards (credit, debit and secured cards), investments, and insurance (digital wallet, cell phone, life protection, loan protection, protected credit card invoice insurance, home insurance, health care and home care insurance).

Credit Cards
Secured Cards
Personal Loan
Payroll FGTS
Public Payroll Loan
Auto-Secured Loan
Investments
Life Insurance
Cell Phone Insurance
Digital Wallet Insurance
PicPay Card
PicPay
BRL 750.00
Available limit
BRL 2,250.00
Services
Account
Transactions
Balance
R$ 1.300,56
Special limit: R$ 700,00
Save money
Shortcuts
Pix
Pay credit card
Pay bills
Credit and debit cards
Pay
Home
Wallet
Cards
Shop
Menu

We operate our financial marketplace through a multi-funding model, focusing on the distribution of products and services from third-party partners, without assuming any credit or underwriting risk. Through our financial marketplace, we are also focused on the distribution of our own financial products, including our PicPay credit card and personal loans, which enhances our consumers’ experience and increases our consumers’ engagement and through which we assume credit risk.

Through September 2023, all loans we originated for our consumers were “off-balance,” and financed by other partners connected to our platform (i.e., we acted as an agent for other financial services providers). For the distribution of loans from third-party partners in our financial marketplace, we receive an origination fee plus a success fee for each monthly payment. From October 2023, we also began to originate personal loans “on-balance” for selected consumers who meet our credit criteria, capturing interest income from our proprietary credit origination.

Until December 2023, Banco Original was the issuing bank of our PicPay Card and responsible for establishing all credit card limits. For transactions made with our PicPay Card, we received a certain percentage of the interchange fee that Banco Original, as issuing bank, received from merchant acquirers as a result of an agreement with Banco Original. However, from January 2024, PicPay became the sole issuer of its credit card, establishing credit card limits and capturing the full interchange and interest income from this product.

Our strategy to originate and underwrite credit “on-balance” is focused on: (1) selected products that are core for engagement and essential for building consumer loyalty, such as PicPay Card and personal loans; and (2) collateralized products such as payroll and FGTS loans, which were fully originated “off-balance” until September 30, 2023.

Our multi-funding model allows us to increase monetization because we do not rely only on our partners to originate credit, taking advantage of our rich consumer database that we collect through transactions within our ecosystem and from Open Finance consents given by our consumers to offer credit to those consumers who meet our credit criteria. We benefit from an artificial intelligence-driven model and significant use of machine learning to provide offerings with a personalized approach targeted to our consumers’ needs. Given our large quarterly active consumer base, we have been able to develop a credit activity database based on the daily payment history of our consumers. We also generate consumer credit scores based on a proprietary algorithm.

With respect to our unsecured credit products, such as PicPay credit cards and personal loans, we have adopted a strategy based on consumer behavioral data captured by our credit models to determine how we will proceed when granting new loans or expanding credit card limits to our consumers. We divide our unsecured credit origination strategy in two main groups. The first group takes into consideration higher quality credit information that we can capture through the analysis of consumer behavior based on transactional information gathered from our wallet and Open Finance. For these selected consumers, we are willing to accelerate the offering of credit products given their lower risk of default. With respect to the second group, which comprises consumers with limited available behavioral data, we adopt a much more conservative approach, focusing on small progressive limits, which can increase as the consumer makes timely payments and increases engagement with PicPay.

In February 2023, we acquired BX Blue, a Brazilian fintech specialized in offering payroll loans to public sector employees through its fully digital financial marketplace. Through this acquisition, we aim to broaden our financial ecosystem by expanding the financial products we offer to our consumer base, with additional exposure to collateralized products.

PicPay Card

As we evolved our strategy from a wallet and banking business to a broader platform, we realized that issuing our own cards would be important for consumer engagement as well as for driving consumer loyalty, growth and profitability in our ecosystem.

We launched our PicPay Cards (for both credit and debit cards) in late 2020, relying on Banco Original to fund our consumers’ credit limits. Over time, we realized that this was a critical product, given that cards are intrinsic to our consumers’ financial experience and the most important product consumers use in interacting with their primary financial institutions, meaning it was critical to efficiently manage the relationship between our consumers and our funding partner/collectors.

Hence, in conjunction with the full transfer of Banco Original’s retail segment operations into our business, we decided to fully internalize our PicPay credit card operations, including origination, underwriting, collection and consumer support. PicPay credit card portfolio was subsequently transferred from Banco Original to us in January 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

We anticipate increasing the distribution of our secured cards, which are backed by investments in PicPay CDBs as collateral, as well as unsecured cards that we will offer initially to the most mature, engaged and quarterly active consumers on our platform, permitting these consumers to have authorized limits that increase as they demonstrate good credit behavior over time. Additionally, we are diversifying our card portfolio, offering PicPay Black and Platinum cards with superior rewards and benefits, and PicPay Cards embedded into Apple, Samsung and Google wallets.

Additionally, we are also originating unsecured credit. For credit cards and other unsecured loans in general, we have adopted a strategy based on consumer behavioral data captured by our credit models to determine how we will proceed when granting new loans or expanding credit card limits to them. We divide our unsecured credit origination strategy in two main groups. The first one takes into consideration higher quality credit information that we can capture through the analysis of consumer behavior based on transaction information gathered from our wallet and Open Finance. For these selected consumers we are willing to accelerate the offering of credit products given their lower risk of default. For the second group, which considers consumers with limited available behavioral data, we adopted a much more conservative approach by focusing on small progressive limits, which can increase as the consumer pays on time and increases engagement with PicPay.

We intend to continue to operate an open platform that allows consumers to use cards they obtained from other issuers in our app while we increase the use of PicPay Cards in our own ecosystem. For the three months ended December 31, 2024, PicPay Cards represented 25% of the total TPV from credit cards within our entire ecosystem, which refers to our own credit cards sourcing in-app transactions like P2P, Pix, bill payments and purchases at the PicPay shop. For the year ended December 31, 2024, PicPay Cards represented 19% of the total TPV from credit cards within our entire ecosystem

As illustrated in the graphic below, PicPay Cards, including credit and debit cards (with respect to both online and offline usage), are fundamental to driving increased engagement, growth and profitability in our ecosystem, the increased use of our digital wallet, transactions with affiliated sellers or on the PicPay Shop and the purchase of insurance and subscription services available on our app. In addition, we anticipate that our own cards will be used outside the PicPay ecosystem, allowing them to be used to make in-store purchases from third party sellers at any POS terminal or on any online store.

In the second half of 2023, we launched our Black and Platinum cards, offering more benefits and rewards to our consumers, such as cashback, access to VIP Lounges, global emergency assistance, concierge services, among others. Moreover, our primary cardholders can request additional cards for their spouse, children or parents, driving to higher activation and customers with additional cards spend on average 20% more than cardholders without additional cards. The additional cardholder is able to benefit from all the benefits of the primary cardholder account without any liability, which remains the responsibility of the primary cardholder.

In September 2023, our cards began to be accepted in wallets such as Apple and Google Pay, expanding our PicPay Card acceptance both online and offline.

In 2023, we also launched our secured card, with credit limit backed by investments in Piggy Bank (Cofrinho). The credit card limit is managed by the consumers and the more the consumer has invested in their piggy bank, the higher the credit card limit is. This product is largely risk-free from our perspective and boosts deposits in our ecosystem.

In 2024, we started issuing unsecured credit cards for our prime cohorts (i.e. the cohorts that we believe are performing well), starting with a small limit approach that can gradually and steadily increase as the consumer pays their credit card bill.

Loans

We started offering personal loans in our app beginning in 2021, and, in the second half of 2022, began to offer FGTS loans. Through our app, consumers can drawdown in advance up to 10 installments of their FGTS and, after validation, the amount is deposited into their PicPay account in approximately 2 minutes.

iOS
100%
PicPay Loans
Oficial PicPay account.
Out, 21th
R$
Withdraw up to 7 years of your FGTS anniversary amount at a 1.99% monthly interest rate.
Valid for FGTS accounts with a total balance of at least R$ 400.00.
Show my offer
More details
Type your message
Back
Loan offer to you
Money in your account within 1 business day.
Provided by PicPay Bank
Amount to receive
R$ 3,036.14
Yearly deducted amounts from your FGTS:
1st installment September/2024 R$ 1,650.00
2nd Installment September/2025 R$ 1,115.00
3rd Installment September/2026 R$ 808.50
4th Installment September/2027 R$ 565.95
5th Installment September/2028 R$ 378.22
6th Installment September/2029 R$ 221.17
7th Installment September/2030 R$ 110.58
Monthly interest rate: 1.99%
Annual Percentage Rate: 29.23%
Total cost of borrowing
R$ 4,889.42
Terms and Conditions
When you tap Hire loan, you agree to accept the Terms and Conditions and confirm your loan request.
Hire loan
iOS
100%
PicPay Loans
Oficial PicPay account.
Valid for FGTS accounts with a total balance of at least R$ 400.00.
Show my offer
More details
Loan request received.
We'll review your request and get back to you within 1 business day, alright?
If it's approved, the amount will be deposited into your PicPay account.
Bring your data and increase your chances of improving your next credit assessment.
Provide my data
Mensagem

In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, positioning us in a new business of collateralized products and helping to further diversify our credit portfolio. Consumers can request a loan through the app in a quick and easy experience. They can also compare credit offerings from different financial institutions and choose which one delivers the best condition in terms of interest rates and maturity.

The figures below illustrate how consumers can apply for a public payroll loan through our app:

Back
Payroll Loan
Which one is your category?
Retiree or INSS pensioner
The money will be deposited into your benefit account within up to 2 business days.
Interest rates starting at 1.70% per month and installment plans of up to 84x
Federal Public Servant
Loan available within up to 2 business days.
Interest rates starting at 1.70% per month and installment plans of up to 84x
Go to My Loans
iOS
16:20 AM
100%
Back
To proceed, authorize the INSS query
When you tap continue, you electronically sign the AuthorizationAgreement and authorize PicPay Bank to access and collect your data from Dataprev.
Authorization Agreement
Continue
iOS
16:20 AM
100%
Back
Offer for you
Amount to receive
R$ 5,000.00
To pay in up to
24x R$ 255.46
Payment method
Deducted from the benefit
Monthly interest rate: 1.70%
Annual Percentage Rate: 20.2%
Total to pay with interest
R$ 6,131.04
Terms and Conditions
When you tap Apply, you declare that you agree to the APR and electronically sign the CCB
Apply

As we continue to diversify our credit offering, we launched an auto-secured loan, which is a personal loan that uses the consumer’s car as a collateral. Consumers can apply for a loan in up to 90% of the value of their vehicle and receive the amount in their PicPay wallets, amortizing the debt in up to 60 installments.

The screenshots below present our consumers’ journey when applying for an auto-secured loan in our app:

Back
Auto Secured Loan
Apply for a loan and user your car as collateral.
R$
Apply for a loan up to 90% of the value of your car.
Receive the amount in your PicPay Wallet and pay in up to 60x.
Keep using your car in your daily life.
How is the car inspection conducted?
Which documents do I need to send?
More questi
Apply for a loan
Apollo
9:41 AM
100%
Back
What is the car's value?
Enter the car's current value to receive a personalized offer. This value will be reassessed during the inspection stage.
Estimated car's value
How to research the car's value?
Is the car already paid off?
To apply for your loan, the car must be at least 20% paid off.
Yes, it is.
No, the car is not fully paid yet.
Continue
Apollo
9:41 AM
100%
Back
Loan offer to you
60x of R$ 951.23
Receive R$22,035.85
54x of R$ 987.28
Receive R$22,039.83
48x of R$ 1,134.76
Receive R$22,045.06
42x of R$ 1,089.22
Receive R$22,051.31
36x of R$ 1,178.41
Receive R$22,061.16
30x of R$ 1,307.70
Receive R$22,075.42
24x of R$ 1,516.15
Receive R$22,098.01

Insurance

We distribute insurance products from third-party partners in our financial marketplace, which include digital wallet insurance with additional protection for PicPay Card and Pix transactions, life insurance, cell phone insurance, loan protection, protected credit card invoice insurance, home insurance, health care and home care insurances. We had 1.5 million active insurance policies in 2023, compared to 0.3 million in 2022. As of December 31, 2024, we had 5.1 million active insurance policies, compared to 1.5 million as of December 31, 2023. We expect to launch other types of insurance over time.

Data has a significant role in personalizing the insurance products offered as it helps us to design our solutions, adjusting coverage towards consumers’ reality. For instance, our Pix insurance coverage limit, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their deposit. In this way, we deliver a product that fits with consumers with affordable prices. The insurance acquisition and monitoring are conducted directly through PicPay’s app. Consumers can access their coverage, ask questions and also participate in the monthly giveaways offered by the insurer.

The screenshots below present the insurance products in our app:

09:37
Back
Buy Now
Digital Wallet Insurance
The first month is on us!
Basic Coverage
Protect wallet transactions and connected accounts on PicPay for up to R$ 5,000.00 for just R$ 5,60 per month.
Check out what basic coverage includes
Prize draw every month!
Get the insurance and join a monthly Iphone 14 draw!
Additional Coverages
You can also add other protections. We've selected the ones that best suit you.
PicPay Card
For transactions made under physical threat or after loss or theft of your phone.
1st month free
You will pay:
R$ 5,60 per month
Payment method
Wallet balance
Buy
13:48
Back
Buy Now
Extra protection to make sure you never stay without a phone
Mobile phone insurance covers your:
Apple
iPhone 13
Modify
Choose the ideal plan to help you in case of any unexpected events.
Coverage amount
R$ 1.000,00
Paying R$ 9,90 per month
Coverage amount
R$ 3.000,00
Paying R$ 34,90 per month
Our suggestion
Coverage amount
You will pay:
R$ 9,90 per month
Payment method
Wallet balance
Buy
13:45
Back
Buy Now
Peace for yourself
Safety for your family
Choose the ideal insurance coverages for you.
The first month is on us!
Coverage for death
Choose the amount of money that goes to your people (beneficiaries) if you die.
R$ 20.000,00
R$ 20 k
R$ 250 k
More details
Prize draw every month!
Get the insurance and join a monthly R$ 10,000.00 draw!
Find out about the additional coverages:
1st month free
You will pay:
R$ 15,65
Payment method
Wallet balance
Buy

Investments

We offer investment products such as CDBs with different maturity terms and interest rates, ranging from daily liquidity when invested in our Piggy Bank (Cofrinho), which yields 102% over CDI, to 3, 6, 12, 18, 24 or 36 months, yielding 103%, 104%, 105%, 106%, 107% and 108% over CDI, respectively. The amount invested in the Piggy Bank can be redeemed at any time, without losing the amount earned. Our Piggy Bank also serves as collateral for other products, such as the PicPay secured card, allowing for more financial options for our consumers. Since its inception, more than 15 million piggy banks have been created, totaling R$6.7 billion in deposits held by consumers as of December 31, 2024.

Piggy bank
Create piggy bank and watch your money grow by 102% of the CDI every business day
Your money is separated according to your goals.
You can redeem whenever you want.
Creat piggy bank
Define the goal you want to achieve
Emergency fund
Make a trip
Renovate my house
Focus on studies
Buy a car
Another objective
Buy a car
Balance saved
R$ 560,00
Yield: R$ 0,00
Evolution of your planning
Saved
R$ 560,00
Planned
R$ 3.000,00
Your piggy bank has been created!
Now, just start saving money to get closer to your goal.
Start saving

We believe that our consumers trust our piggy banks to help them achieve their ambitions and financial goals and that each piggy bank represents an opportunity to turn aspirations into reality. The figure below presents examples that illustrate the allocated balances for different goals according to our consumers as of December 31, 2024.

Our consumers can also lend their extra money to corporations with attractive yields and low risk of default through our P2B lending product. Consumers can buy loan quotas and receive interest-bearing installments. Additionally, we expanded our investment offerings by introducing other fixed income products such as CDB’s from other financial institutions, LCI (Real Estate Credit Bill) and LCA (Agribusiness Letter of Credit) enabling our consumers to diversify their investment portfolio and equity and multimarket funds.

PicPay Bank CDB
Free balance to invest: R$ 1,000.00
12 products listed
FGC GUARANTEE
3-month PicPay Bank CDB
Yield 103% over CDI
Minimum amount R$ 100.00
Maturity date 03/13/2025
FGC GUARANTEE
6-month PicPay Bank CDB
Yield 103% over CDI
Minimum amount R$ 100.00
Maturity date 03/13/2025
FGC GUARANTEE
1-year PicPay Bank CDB
3-month PicPay Bank CDB
Share with your friends
Investment details
Yield to maturity
103% over CDI
Minimum amount
R$ 100.00
Maturity date
03/13/2025
Withdrawal
At maturity
FGC guarantee
This asset is covered by the FGC
More details
Confirm your investment in the 3-month PicPay Bank CDB of R$ 1,000.00
Yielding 103% over CDI and maturity date at 03/13/2026
Using R$ 500.00 from your account balance
Using R$ 500.00 from PicPay Invest
Withdrawal
At maturity
Confirm investment

Businesses Ecosystem

Merchant Acquiring & Banking

We enable businesses to reach and acquire more consumers and deepen engagement with them by leveraging PicPay’s large consumer base and high consumer engagement and providing unique consumer insights. We offer digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their websites or in-store. There are five primary ways that businesses can receive payments from consumers with PicPay, including (i) QR Code for offline transactions, through which consumers can scan a physical QR Code or a QR Code directly from the merchant’s PicPay digital wallet, (ii) in-app, via P2M, Pix or a payment link, (iii) e-commerce, with our payment checkout directly integrated with the consumers PicPay wallet, (iv) POS terminals of third-party merchant acquirer partners such as Cielo, Rede and GetNet, among others, enabled to accept our QR Code at their point of sale, and (v) our recently launched POS terminal.

The illustration below shows the characteristics and main advantages of our merchant platform:

In order to strengthen our two-sided platform, in 2023 we began the roll-out of our own merchant acquiring platform, allowing PicPay to operate as a full stack merchant acquirer in order to capture, process and settle all card transactions done inside the app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront.

Below is an illustration of PicPay as a payment checkout through QR Code and embedded in the Uber app:

PicPay
pix
PicPay

11:39
Rua Girassol, 964
São Paulo
BUTANTÃ
ACLIMAÇÃO
Praça General Gentil Falcão, 108 - Itaim Bibi
Taboão da Serra
Pass savings and promotion applied
VIP 4
R$24.26
11:58 • 1 min away
R$32.48
Faster
Flash Moto
R$13.20
12:00 • 3 min away
R$17.67
UberX
R$24.26
11:58 • 1 min away
R$32.48
Flash
R$24.27
Personal
PicPay
Choose VIP

11:39
Personal
Off
Uber Credits
Uber Credits
R$0.00
Payment Method
Apple Pay
•••• 5206 (Debit)
PIX
•••• 6108 (Credit)
•••• 1371 (Credit)
PicPay
•••• 6334 (Credit)
•••• 4680 (Cartão Wise)

Businesses can integrate PicPay e-commerce into their online store in a fast and simple way through our partners: Nuvemshop, Vtex, and Magento. We also offer anti-fraud solutions to businesses at no additional cost.

In the first quarter of 2023, we launched our first POS solution in the Brazilian market, which includes Pix payments. We plan to expand our portfolio with Smart POS, mPOS (mobile point of sale) and Tap on Phone, enhancing our commercial offerings.

The figure below illustrates our new POS terminal:

We currently offer a complete digital wallet for businesses, facilitating their day-to-day payments and banking transactions. We plan to expand our product portfolio for businesses, offering prepayment of receivables, working capital loans, and cards, and potentially offer additional financial and non-financial products embedded in our ecosystem like social features, financial marketplace and the PicPay Shop.

Below is an illustration of the PicPay app for businesses:

Corporate Benefits & Payroll

In February 2023, we announced the launch of our corporate benefits product, which consists of an employee flexible benefits card with different categories to spend, including meal, grocery, mobility, and education. Employees can transfer their balances from one category to another as needed and share their benefits wallet balances with other consumers, such as family and friends, for example. Moreover, the balance held in the corporate benefits account is adjusted by inflation. As of December 31, 2023 we had 148,000 employees registered in our base and as of December 31, 2024 we had 214,721 employees registered in our base.

We also launched a payroll advance product, allowing employees of companies that contract us to pay their payroll to advance their payroll whenever requested by their employees and giving employees the ability to receive their salary before the end of the month, as illustrated in the figure below. Consumers can calculate the amount available to them for payroll advance based on the number of days they have worked. This product can potentially increase cash-in in our ecosystem, accelerating transactions within the app and potentially increasing our revenues.

9:41
Back
Available Wage
Available
Projection
History
Available today:
R$ 1,050.00
Updated today, nov/15
Earnings, nov/01 - nov/30
How the available amount is calculated:
Available funds
R$ 1,050.00
Funds to accumulate
R$ 750.00
Used in current pay period
R$ 152.50
Request Amount
9:41
Back
Available Wage
Available Wage
Select how much you want to withdraw:
R$ 1,050.00
R$ 20.00
R$ 1,000.00
Send to:
PicPay Benefits
Free
The amount will be available in your Saldo Livre for you to use anywhere thats accepts fisical and virtual Elo card.
PicPay Account
R$ 3.99
The amount will be available in your account to make withdrawals, investments and pay whatever you want.
Next
9:41
Back
Available Wage
Confirm information
Make sure all information is correct before proceeding:
Date and time
Nov/15/2022 at 14:32 pm
Requested amount
R$ 1,050.00
Advance fee
Free
Amount deducted from payroll
Earnings of Dec/22
R$ 1,050.00
Select the reason for the request
Pay bills
By confirming, I declare that I have read and agree with the Available Wage Conditions.
Confirm

Audiences and Ecosystem Integration

Our two-sided ecosystem is one of our main competitive advantages in the market. However, more than just offering financial products and services to consumers and businesses, we must integrate those two universes in an intelligent manner. This intelligent integration enables us to capture a wide range of opportunities in our businesses, monetizing and engaging both our consumer base and merchants. This creates a virtuous and lasting cycle of mutual benefits. The main idea is to leverage our consumer base by offering complementary and monetizable products, such as phone top-ups, digital goods, gift cards, mobility, as well as partnerships with mobile network operators through PicPay Shop. Regarding solutions for businesses, we have PicPay Ads offering our in-app display solutions and CRM channels, amplifying leads for thousands of businesses through our platform.

Audiences Monetization
Ads
PicPay App Display Network and CRM
Unilever
SAMSUNG
Fee for CPM
Top Ups
Mobile Top Up
TIM
Claro
vivo
Take Rate
Digital Goods / Gift Cards
Gift Cards
Nintendo
FREE FIRE
Take Rate

In addition to the use cases we directly monetize through the aforementioned products, we also have a business line dedicated exclusively to promoting engagement within our ecosystem. Through our affiliate model, we enable our consumers to access a wide range of differentiated cash back offers funded by merchants in our platform. For businesses, we offer a platform that allows brands to deliver digital promotions to millions of consumers through our PicPay network. This includes several benefits for merchants, such as customer acquisition, re-engagement of old customers and promoting increased customer spending.

PicPay Shop

The PicPay Shop is a marketplace that allows our businesses to offer a wide range of non-financial products and services to our consumer base, including: (i) digital goods, such as in-game credits, cellular phone recharge credits (top-ups), food delivery, ride-hailing, streaming, gift cards and transportation tickets, and (ii) online shopping in app or through our affiliate model that directs our consumers to our partners’ websites like Amazon, AliExpress, Shopee, Magazine Luiza, among others. The PicPay Shop allows sellers and partners to promote campaigns and discounts directly in app and consumers can also receive merchant funded cashback directly in their PicPay digital wallet. As of December 31, 2024, taking into consideration the last twelve months, we generated R$1.8 billion of GMV at the PicPay Shop and we ended the same period with 365 active stores on our platform.

The screenshots below illustrate the PicPay Shop open platform:

Search
PicPay Shop
Recommended for you
99 Taxi
10% CASHBACK
Amazon
Nike
7% CASHBACK
Shop now and get cashback
Nike Court Vision Low Ne...
R$ 599,99
R$ 389,99
5% CASHBACK
Nike
Playstation 5 Sony, SSD 82...
R$ 4.799,99
R$ 3.989,05
12% CASHBACK
Kabum
Back
Store Details
Amazon
Up to 10% cashback
Cashback by category:
Books 10%
Computers 8%
Beauty and Personal Care 5%
Show more
Information for you:
The store usually takes about 9 weeks to pay the cashback.
Pay as you want. Check out the available payment options in the store.
How to activate cashback?
What are the store's rules?
Activate cashback and shop now
Categories
Stores with cashback
Gift cards
Cell phone and internet
Selected cashbacks
Casas Bahia
3% CASHBACK
FREE SHIPPING
FROM R$50.00
Consul
1% CASHBACK
FREE SHIPPING
Netflix
7% CASHBACK
Tok&Stok
6% CASHBACK
FREE SHIPPING
FROM R$50.00
View all

Ads

In the third quarter of 2023, we launched an Advertising vertical to help companies advertise their brand and product to 39 million quarterly active consumers in our ecosystem. Due to PicPay’s robust first-party data, we are able to successfully segment and target audiences according to their demography, in-app behavior, financial spending and personal interests, among other variables.

Our campaigns are delivered through our in-app display solutions and CRM channels (push and email), helping our clients reach a large and yet precise audience in a customized way. This enables us to deliver contextual and relevant advertising to our consumers, generating superior results for our advertisers.

Our display solutions include banner ads on the app’s home page, notifications page, direct message page, as well as in the Pix transaction and other receipts. We also provide our advertisers with a comprehensive landing page solution, offering an exclusive space within the app to advertise new product launches and creating branded content to communicate to our users.

In 2024, we observed great business traction and interest in our advertising solution due to our contextual inventory and strong segmentation capabilities, which generated higher campaign results when compared to the Ad display industry average. During the past year, we closed direct deals with more than 35 advertisers, such as Google, Amazon, PepsiCo, Mastercard, Avon, Mondelez, L’Oréal and Sony. Also, as a complementary strategy, we have sold more than 1.5 billion impressions over Google’s open auction display network.

With increased restrictions on the sharing and using of consumer data, the digital advertising market has been facing changes and Marketing professionals have been pushed to find new ways to create assertive audiences. We believe PicPay Ads is well positioned to address the market need of first party data, due to its knowledge of its customers and its large inventory to deliver its marketing campaigns. With more than 8 million Open Finance consents, we have access to our customers’ data beyond our ecosystem from other financial institutions.

Looking forward, we plan to continue to evolve our machine learning and AI capabilities to create sharper segmentation and recommendation models, suggesting even better offers to our consumers. We intend to further incentivize advertiser-funded rewards, such as discounts, incentives, and coupons integrated with consumer wallet.

The screenshots below provide examples of the following advertising deliverables in our app: Transaction Loading Page, Receipt Page, Home Screen Pop-up and Push Notifications:

10:06
Personal Loan
Apply for a loan and get the money instantly!
Simulate now
Sharing the same passion: it's priceless
Notifications
BLACK FRIDAY
DEALS STARTING AT 25% OFF
PicPay Card
APPROVED
PicPay Card
APPROVED
Exclusive Credit limit!
PicPay Card
10:28
Loading
amazon
prime day
It's on!
July 16-21
New deals every day with FREE SHIPPING
Pix Receipt
R$ 20,00
Friday, December 22
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One of our main strategic pillars lies in our relevance and popularity among Brazilians. We have presence in almost 100% of all Brazilian municipalities, being present in 5,568 municipalities as of May 2024, according to internal data we collect from our customers, out of 5,570 municipalities, based on IBGE’s data for 2022. Additionally, our PicPay app has been installed on 36.2 million Android phones in Brazil as of December 31, 2024, according to Data.ai, a Sensor Tower Company, out of an estimated 127.6 million smartphones being used in Brazil, according to Android.com, meaning at least one in four Android phones in Brazil has the PicPay app installed. Additionally, we have 39 million quarterly active consumers who generate over 3 billion interactions every month, whether opening the app, clicking on a button, or navigating through the app’s pages. As a result, we have access to a wide range of information about our consumer base, ranging from personal data regarding demographics, geographics and financial information to behavior related to online purchases, subjects of interest, and the consumer’s preferences.

Direct Message

Connecting people has been a part of our DNA since our inception in 2012. In 2013, we launched our P2P social payments platform. Since then, we have added other social features to our platform, including profiles, video, photo and audio messaging, and payments (P2P, P2M and bill split) directly from the direct messaging feature.

Our social platform is fully integrated with our financial and non-financial services offerings, which we believe helps us to gain valuable insights into consumer behavior, enhances our network effect, and increases our ability to cross-sell additional products, improving the performance of our revenue streams. Some examples of the integration between our social platform and services offerings are: (i) consumer support, being one of the main interfaces for client interactions, leveraging AI to solve issues and demands (ii) product and promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card available; (iii) cross-sell of products and services into the ecosystem, such as offering an extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop; (iv) connect our two-sided platform, like enabling a real time interaction between consumers and online and in-store businesses; (v) online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform and (vi) daily market and investment content for our PicPay Invest consumers.

Below are some illustrations of global financial market news and product offerings via PicPay’s direct message feature:

In 2023, we launched an account aggregator, a banking integration product that fully integrates consumers’ banking accounts via Open Finance. Consumers can pull funds from any other institution already connected to Open Finance within our app, allowing for greater flexibility. This product emphasizes a transactional user experience, with features such as cash-in, Pix, bill payments and investments available for consumers. When we compare the use of Open Finance between those consumers who have the account aggregator product and other consumers, there is an increase in the use and frequency of the app, in total payment volume (TPV) and in transactions. Most of those consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and its potential products and services are a significant avenue of growth and focus of our strategic decisions. Below is an illustration of how our account aggregator works:

Via Open Finance, we collect valuable data from consumers in compliance with applicable data protection laws such as (i) personal identification, improving KYC and onboarding process and helping to reduce account frauds; (ii) qualification, which includes consumer registration data, including professional information and relationship with the financial institution; (iii) financial services contracted with other financial institutions such as loans, enabling us to provide more financial and non-financial options at competitive rates; (iv) account information, data from deposits such as limits, transactions and savings; and (v) credit card information, transactional credit card data such as limits, transactions and invoices.

Open Finance is a relevant strategic pillar to increase our consumers’ principality as our consumers that have opted-in receive personalized shopping offers according to their spending behavior, have a higher likelihood of increasing their credit card limit, receive personalized and attractive offers for financial services such as loans, insurance, and investments, manage their financial life in a simple and easy way with our personal finance management feature, and pull funds from any other institution already connected to Open Finance within the app via our account aggregator feature.

Open Finance has proven itself to be an important tool to boost our business throughout our ecosystem. It also has been a significant part of our strategy of changing the “one size fits all” approach to a more personalized interaction with consumers. Through this technology, we are able to assertively promote tailored campaigns, offering products and services that really match with consumers’ needs and their financial lives. For example, using the information available through Open Finance, our latest salary portability campaign in April 2023 had a conversion lift as a result of the campaign of 208%, which represents the increase of results we achieved in the campaign when comparing the group of consumers that received our personalized communication versus the other group that has not received a personalized communication, as a result of the campaign, which was 130 percentage points higher than a previous campaign conducted with information available from Open Finance.

In June 2023, we promoted a campaign with the goal to encourage consumers to invest in our latest fixed income products, our CDBs with multiple maturity dates. We focused on consumers which received their salaries at PicPay or at another banking account connected with our Open Finance through the Account Aggregator. It represented a conversion lift of 272%.

With respect to loan products, we launched a campaign aimed to promote our FGTS loans in our financial marketplace in June 2023. Such campaign was targeted at consumers that carried out salary transactions and other benefits, indicating that these consumers had an employment relationship. We achieved a conversion lift of 163%.

Since the launch of our license to operate as a payment initiator institution, we have observed an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. In the chart below, we present our positioning as one of the main leaders in terms of API request volume in a accumulate basis from April 2023, when we activated payment initiation in the Account Aggregator, to the latest information provided by the Open Finance.org website in December, 2024:

Payment Initiator Ranking
(API request volume)

Nubank
3,236,423
PicPay
2,215,833
Mercado Pago
925,558
Iniciador
786,731
Itaú Unibanco
752,359
Bradesco
698,461
U4Crypto
312,273
Efí Bank
224,966
Google Pay
186,514
Belvio
166,149
Ebanx
155,264

Our Approach to Product Development and Technology

Pioneering, evolution, and transformation are in our DNA.

Through innovative solutions, we believe we can transform people’s lives. Our products run on unique technology that combines proprietary platforms, built from scratch, and market-recognized solutions.

We created the first instant payments solution using QR Codes in Brazil, many years before the creation of Pix. We further evolved and simplified payments between people without the need of a bank account. Moreover, we democratized financial planning and promoted freedom for consumers to access their banking data, many years before Open Finance was created in Brazil, which is now part of the Brazilian Central Bank agenda.

Our Technology Platforms

Our approach is to develop solutions as platforms, enabling self-service with autonomy and governance, promoting reuse, availability, sharing of business capabilities, and automated resources provisioning.

Our platforms allow us to accelerate business and innovation and are present in all layers of our structure, including the main features described below.

Core Banking

Our core banking solution, developed from scratch to meet the needs of our millions of consumers, ensures the integrity, consistency, and traceability of financial transactions. Many types of transactions are processed through this solution, including Pix, which handles more than 20,000 payments every minute in connection with approximately

77 million Pix keys registered on PicPay as of December 31, 2024. This is made possible by our 100% availability, which has allowed us to maintain our “A” level in the service quality index (IQS) published by the Brazilian Central Bank on a monthly basis, the latest available as of December 2024. The IQS level represents the quality of the Pix service provided by Pix participants to their customers. With more transparency, potential consumers, companies and government entities have a more complete set of information to choose through which institution they want to use Pix. The IQS is comprised of the following three components: (i) complaint index, which measures complaints registered with the Brazilian Central Bank related to Pix; (ii) availability index, which measures the degree of availability of the infrastructure necessary to provide Pix to end users; and (iii) timeout index, which considers the number of transactions that were rejected due to a timeout applied by the instant payments system in a given month. If the complaints and timeout indexes have a grade of A or B and the availability index is met, the institution receives an overall rating of “A,” which signifies that the institution has offered a quality service. A potential rating downgrade could impact the entrance of new customers and the retention of existing ones. This index enables the Brazilian population to monitor the level of availability of the platforms provided by the Brazilian Central Bank, as well as the quality of services provided by financial and payment institutions.

Our central engine, built with cutting-edge technology, innovation, scalability and processing power, offers key features such as digital wallets, peer-to-peer payments, account earnings, card management, and payment gateway services.

Transactional Orchestrator

This platform orchestrates the entire financial transaction flow, integrating other product platforms, ensuring full control of transactions, regulatory requirements, scalability and transactional integrity, all within approximately one second.

Wallet Platform

Our wallet platform provides unique payments experience between people, with a response time of less than 60 milliseconds, allowing instant and secure payments.

Credit Platform

Our proprietary credit platform, combined with our algorithms and models, enables real-time analysis of multiple policies, seamlessly integrated online with different data providers, allowing for product offering interactions to consumers by allocating or removing credit limits. Our platform is able to make a decision in up to 3 seconds.

Fraud Prevention

We employ high-capacity authentication and authorization systems to handle tens of thousands of requests per second. We use proprietary algorithms across multiple layers to detect infected or maliciously behaving devices, and we are constantly improving our prevention models. Additionally, we integrate our platform with leading data providers in Brazil to ensure access to the most up-to-date information.

Merchant Acquiring Platform

Our platform combines different business capabilities for payment and business acceptance methods, including ecommerce, QR Code, POS, TEF, with the ability to process approximately 85 transactions per second. Our platform is integrated across various industry segments.

Real-Time Business Monitoring Platform

Our business processes and our consumer communication channels generate 6 billion events every day. We developed an event platform to track and monitor in real time everything that happens in our ecosystem, allowing us to anticipate and adapt to changes in consumer behavior and needs.

Machine Learning and Artificial Intelligence Platform

Our proprietary platform is capable of processing different types of machine learning models at high scale. Our algorithms allow rapid retraining and inference for continuous improvement of our products, as well as an autonomous approach for product teams in recommendation, credit risk, anti-fraud, in addition to the intensive use of generative AI in consumer service. As of April 2024, we had more than 180 proprietary machine learning models running.

All of our automated customer support services are carried out with generative artificial intelligence (Gen.AI), which uses the GPT-4 model through the Azure OpenAI API, which is incorporated into our direct message user service flow. Our Gen.AI Assistant is responsible for being the first point of contact for our customers who want to ask a question, make a request, or file a complaint with us, and it is responsible for solving our customers’ main queries in an assertive and personalized way. All questions are processed and enriched with customer behavioral information, such as transactions attempts, the type of card owned by our consumers (such as Black, Platinum, etc.), among others, but no information about the customer’s identity is provided. We created an engine that uses Azure OpenAI functions to understand the question, create context, and generate an assertive answer. The context is created by identifying the type of information that is required for the answer (i.e. if the question is regarding credit cards, we check what type of credit card that customer has; if the question is about Pix, we look for information on the customer’s last transaction attempts) and by internal directives to adapt the format of our response. Additionally, we apply filters to avoid meaningless responses and, in certain cases, the question can be directed directly to an attendant. Our customers’ behavioral data is sent over a private and secure network and no PicPay customer data is used to train or retrain our Gen.AI Assistant model, but only to create contexts.

Our data lake grows by approximately 37 terabytes, or “TB,” monthly. This growth corresponds to 2.6 petabytes, or “PB,” of data being processed every month, which is possible because we collect behavioral and transactional data from our consumers and products in an intelligent and efficient way. Currently, the volume of data stored in our data lake is approximately 5PB.

Highly scalable and low-cost platform

Our platform architecture allows us to scale and manage our business in an efficient and low-cost manner as we evolve and expand our ecosystem.

Our Technology Architecture

Our architecture is entirely cloud-based. Since our creation, we have been using cloud computing service platforms since 2012, being one of the first AWS consumers in Brazil. We rely on services provided by vendors for the operation of our app and for maintaining our systems’ availability, cyber security, and data integrity. In particular, we rely heavily on Amazon Web Services, or “AWS,” to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of such services could negatively affect our operations and seriously harm our business. We also rely on other vendors, such as MongoDB, Dynatrace, New Relic, Splunk, Databricks, Cloudflare, CrowdStrike, among others. None of these vendors are owned or controlled by our ultimate controlling shareholders, officers, directors or their affiliates.

Our unique technology processes more than 9 million user requests and inputs per minute, as our customers interact with our ecosystem, such as our app, as well as processing more than 10 million payment transactions daily. We use microservices architecture, with small independent services performing specific functions, with autonomy and elasticity, allowing our business to scale according to demand, without wasting resources.

Our architecture allows features to be created through the combination of existing services, making it possible to launch a new product within 30 days. We carry out more than 3,000 deployments per month, including the launch of new products and features.

There are more than 1,000 microservices powering our account management capabilities, credit offering, payment processing, financial planning, investments, insurance and several other features.

Our Technology Stack

We believe in the power of Open Source technology. Our stack is mostly composed of open, modern, and community-driven technologies, allowing flexibility for customization, with reduced costs and greater security due to public code review. Open Source is a code designed to be openly accessed by the public, so everyone can see it, modify it, and distribute it according to their needs.

The combination of our architecture, our engineers, our technology stack, our platforms, and installed capabilities enables us to operate the business efficiently, with low operating costs as the business expands.

Our Engineers

We have a highly capable software engineering team, which values excellence in quality, following industry best practices, and proficient in advanced and innovative technologies and methodologies.

Our professionals contribute to our Open-Source projects, supporting the software community worldwide. When we look at the main benchmark for performance assessment in software delivery, the DORA metrics, we are approximately 2,500 engineers, working in approximately 250 squads, positioned at the highest classification level, conducting 85 deployments daily, with a lead time for changes below 2 days.

Our Consumer Service and Support

PicPay aims to be an intuitive and seamless multi-product platform for our consumers and whenever support is needed, we strive for a quality and resolution-focused experience. We seek individuals for our consumer service who are well-informed and passionate about serving. We have developed technology tools to enable our consumer service agents in order to provide clear and transparent solutions. Our consumer service tools are built with a primary focus on our consumers and agents’ user experience.

Our ecosystem is a constant source of feedback and innovation, based on clear service principles and our PicPay Lovers, a specialized team dedicated to excellence in service, who share a deep affinity with our brand, as described below.

Key Pillars of our Consumer Service

The PicPay Way

Our consumer service approach is based on eight principles consistent with our values and culture. Such fundamentals are not just words, but core principles for everyone who has direct contact with our consumers. They have been meticulously designed to enhance our ability to find effective solutions. These principles are:

•        Consumer Perspective.    For us, what guides us as to whether we are on the right track is our consumer’s perception of our services. To measure this, we use the Net Promoter Score, or “NPS,” methodology in every interaction with our consumers.

•        Resolution — Adding a spark on resolution effectiveness.    Our top priority is to resolve our consumer’s needs. To achieve this, we rely on tools, processes, and, most importantly, individuals who tirelessly seek solutions for our consumers.

•        Ownership.    We understand that we always have to find the best solution because if the consumer chose PicPay, the problem will be embraced and resolved by us, no matter where it came from.

•        Persistence.    We believe the consumer should never be left without options, we should always strive to assist them in every way, from simple guidance to solving problems.

•        Consumers are in charge — It is their preference.    Currently, we have the main consumer service channels for our consumers — phone, chat, social media, ombudsman, and key consumer service sites. No matter where they reach out to us, we will be ready to serve them and to solve their needs, with a vision of integrated and omnichannel use of our tools.

•        Content and form — Experts with a connection.    Connection is the link between empathy and technical knowledge. That’s why we invest continuously in training and improving our procedures. We have dedicated teams for building e-learning modules and creating intuitive procedures for our consumer service agents.

•        Continuous Progress — Every feedback is a route.    We are passionate about embracing the lessons we find in all our interactions with our consumers. We use them as levers for the continuous improvement of our processes and technologies.

•        Opportunity — One contact, one opportunity.    The sustainability of our business involves recognizing that when consumers reach out to us, it’s always a gift for us to evolve and to foster an even stronger connection with PicPay. This can range from providing financial education to guiding on which product from our portfolio will best serve them at that moment in their lives.

This mindset permeates throughout the entire consumer service chain, from building simple processes to the technology team, which strives to integrate solutions into our consumer service tools.

PicPay Lovers

Our PicPay Lovers are true experts who are passionate about consumer service. They serve as the direct link between our principles of humanity and the resolution that consumers seek from their very first contact. They are trained to operate as a united team with a common purpose, where processes and communication intertwine for continuous improvement.

Technological Integration

Our technology, represented by Herodash, is a robust governance tool that centralizes essential information for the application of our principles, ensuring that when consumers contact us, they receive an immediate diagnosis, reinforcing the autonomy of our front-line team. This experience is effectively integrated with our customer relationship management (CRM) tool (Zendesk Support), providing a comprehensive view of consumer service to support various contact channels, whether led by PicPay Lovers or automated processes.

Additionally, we also have the WikiPay platform, where all the processes and training materials that support our PicPay Lovers in addressing our consumers’ needs are stored.

Support and Continuous Improvement

To maintain and enhance our excellence in consumer service, we rely on a team of professionals specialized in process and quality, with expertise in several methodologies, including lean, agile and design thinking, for the precise identification of root causes and the implementation of effective actions. This leads to a continuous cycle of improvements in both our processes and our teams.

Continuous Innovation

Our team strives to test, innovate and create disruptive solutions, always aiming for the best consumer service. In the technology context, for example, we believe we are among the first to test and innovate consumer service using GenAI, new channels, and new solutions to accelerate user issue understanding and resolution. While managing people, we always encourage a mindset of improvement and innovation among the teams, seeking to reward PicPay Lovers who go above and beyond, excel in their service, and innovate in processes.

Exploring Opportunities Through the Use of Artificial Intelligence (AI) in Several Fronts

Customer Service

A critical factor in our continued innovation in customer service is the use of generative artificial intelligence across various fronts. Since March 2024, all of our customer service interactions begin with a conversation via generative AI. Such technology is essential to solve day-to-day questions and issues, forwarding more complex matters to human intervention when necessary.

With the implementation of AI, we can provide more accurate responses about our products and services, with information constantly updated by our User Experience (UX) team. Moreover, our AI learns from customer behavior, offering personalized and contextual support.

Additionally, considering the last 6 months, from June 2024 to December 2024, our resolution rate increased by 12 percentage points, which is another indicator of our service’s efficiency through the use of new technologies. Furthermore, we stood out as one of the forerunners in the financial sector in adopting generative AI in our customer service channels, being globally recognized by Microsoft as a success case. As of December 2024, approximately 62% of our customer base could solve their demands without human interaction.

New Products and Features with AI Use Cases

We believe that we are ready to enter a new era by enhancing our services and elevating the financial experience of our consumers. Starting in the second half of 2024, we enabled our consumers to conduct Pix transfers through a financial assistant on WhatsApp. This tool utilizes generative artificial intelligence, allowing it to interpret text, images and audio. As a result, it can instantly recognize Pix keys in various contexts or formats, including in a price table that mentions “Pix” alongside other information.

In addition, the assistant offers other features, such as notifications about upcoming bills, the ability to register automatic debit by sending a PDF file, as well as the consultation of vehicle documents, with the goal to provide solutions, such as bill payments and instant payments through extensive AI use, rolling out new features and experiences embedding AI in different consumers’ journeys. Our customers’ behavioral data is sent over a private and secure network and no PicPay customer data is used to train or retrain our Gen.AI Assistant model, but only to create contexts.

Our Approach to Risk Management

We believe we have a seasoned team within our credit operations, comprising professionals with substantial market experience who have held positions at various prominent national and international financial institutions. We have nearly 126 professionals devoted to four key areas: data and modeling, decision-making systems management, credit policies, and integrated management. This structure is designed to ensure agility in implementing credit process models and enabling technologies and offers control and speed in policy adjustments and decision-making.

The diagram below provides an overview of our organizational structure:

Focus on Data Driven Credit

Until October 2023, our operations were entirely based on an “asset-light” model, which means that our credit business was focused on the distribution of products originated by third-party partners connected in our financial marketplace, earning commissions from the sale of new loans, as well as success fees from each loan payment made by our consumers. Although we had scaled our business through a model driven by the vast majority of our loan origination funded through our own balance sheet since October 2023, we still maintained partnerships with some financial institutions with the purpose of offering alternative solutions, such as auto-secured loans. As a result, we positioned ourselves as a platform offering secured and unsecured loan products through a multi-funding approach.

We believe that data is a valuable resource to achieve the balance between business economics and risk management controls of our credit operations. Even when our operations were entirely based on an asset-light model, which means that we did not assume credit or underwriting risk, we had already developed our own credit models from gathering information and establishing databases to understand our consumers’ historical usage patterns, as well as monitor their transacting activities, and identifying potential delinquency risks for our partners.

In this context, we were able to improve our credit modeling and analysis and we leveraged our financial services business segment supported by the transactional power of our digital wallet. We have 39 million quarterly active consumers who transacted more than R$421 billion in the year ended December 31, 2024 through several types of payment solutions, such as instant payments and bill payments. Additionally, our consumer base conducted an average monthly cash-in of approximately R$37 billion for the year ended December 31, 2024 and held R$20 billion in deposits (comprised of the sum of “user balance — payment accounts” and “user balance — CDB” from third-party funds in our consolidated financial statements) as of December 31, 2024. Moreover, in addition to the transactional data we capture through our robust payment capabilities, we are positioned well as the second largest player in Brazil in terms of active consents in Open Finance. Through our Account Aggregator, our consumers can consolidate various account balances from other financial institutions to have a comprehensive view of all of them in a single app.

Given our ability to collect information from our consumers using data provided by our ecosystem and external sources, we have access to more than 12,000 available data points including:

•        Transactional through PicPay Wallet:    we capture data directly from our products and digital wallet features, such as credit cards from third-party issuers embedded in our platform, as well as other features like DDA (Authorized Direct Debit) and vehicle debt. Such additional data points are very important for feeding our credit models, allowing for a more comprehensive and accurate analysis of our consumers’ needs and behavior. We take into consideration consumers’ cash-in and cash-out patterns, as well as their preferences such as their transacting frequency, most used channels and times at which consumers mostly concentrate their daily transacting activities;

•        Credit:    consumer behavior based on internal data analysis, as well as daily consultation of information provided by the Brazilian Central Bank Customer Registration System (SCR) and external bureaus from well-known Brazilian credit research firms such as Serasa and Boa Vista Serviços (BVS).

•        Open Finance:    supported by our Account Aggregator, we have a comprehensive view of the consolidated statement of our consumers’ transacting information. In addition, through consents received from our consumers, we are able to have a refined knowledge of their credit history, as well as their investment profile.

•        Salaries:    we use data captured from salaries and income obtained from various sources, such as the Brazilian Transparency Portal (Portal da Transparência) and the Brazilian Digital Work Card (Carteira Trabalho Digital).

During 2024, we deployed a new generation of customized credit models, with a focus on credit card and personal loan models. With the use of our own exclusive behavior credit data, we were able to present up to 3.0 times more accuracy on our models based on the most recent data from the second quarter of 2024. Accuracy is measured by a statistical test denominated Kolmogorov-Smirnov (KS), which measures how predictive a model is (in this case, how much does our model manage to distinguish good payers from bad payers), when compared to the market model (which is only based on credit information system (SCR) and credit bureaus). Through the use of our model, our unsecured credit offer is 2.5 times higher for consumers who have or had a PicPay credit product at some point in the past than to consumers for which we have limited historical information (based only on market data (SCR and bureaus)).

Model Accuracy
(Base 100)

1.0x
1.7x
3.0x
Market Data
PP Transaction Data
PP Credit Behavior Data
(-) Knowledge about the customer... (+)

Offer Coverage Unsecured Credit
(%)

1.0x
1.4x
2.5x
Market Data
PP Transaction Data
PP Credit Behavior Data
(-) Knowledge about the customer... (+)

We have an online decision platform powered by FICO that provides a credit engine that forecasts, analyzes and optimizes real-time consumer interactions to enhance decision-making, offering flexibility in credit policies. The credit engine operates on a cloud-based platform with infrastructure supported by Amazon Web Services (AWS), providing scalability and efficiency. In addition, it integrates online models with machine learning technology. The machine is able to deploy new policies promptly, utilizing a low-code approach and allowing for the reuse of data from existing credit policies.

We also highlight our Credit Radar, a tool that allows consumers to check their credit offers based on their habits on our platform and their financial circumstances. The credit profile generated by us helps consumers find financial product opportunities that we believe are suited to their profiles. Through this channel, we have engaged with over 6 million consumers. More than one million consumers shared their data via Open Finance.

A balance between risk management and profitability

Our model consists in a hybrid credit platform considering two different approaches involving the offer of loan products from third party partners and on balance operations for core products, such as credit cards, personal loans and secured loans such as FGTS loans and payroll loans. Given this strategic decision, we believe that we are capable of sustaining a healthy balance between secured and unsecured credit lines. In addition, our risk management is based on a behavioral approach, which means that the more we learn about our consumers the more we can develop and promote our credit products.

With the aim of ensuring our profitability, even in adverse scenarios, we define our risk appetite based on the concept of loss absorption. This concept refers to the ratio between the provision of credit loss allowance expenses in the past twelve months and the credit revenues accumulated during the same period. This indicator shows how much of the revenue generated from a credit operation is consumed by default. The lower the projected loss absorption in our credit models and policies, the greater our ability to absorb costs and fluctuations related to defaults without adversely affecting our operations.

We define our standard risk appetite for our operations as consumers with an average loss absorption (the weighted average of losses across all risk profiles relative to the revenue generated by each profile) of 50% or less, meaning that revenue is twice the potential loss. Moreover, in marginal terms, according to our risk appetite, we only consider extending credit to a specific risk profile if its projected marginal loss absorption (i.e., the loss absorption of each risk profile that may or may not be added to our credit portfolio) is 65% or lower.

Our credit offering map is characterized by a degree of personalization in the approval of limits, terms, and rates. We employ a dynamic approach based on progressive credit limits, with the purpose of building a strong credit history supported by the behavioral analysis of our consumer base. In the example below, we illustrate the credit limit approval and rejection for our consumers. We represent each one of our credit risk profiles from columns R1 to R10. The R6 risk profile is approved because its projected marginal loss absorption rate is below 65%, and when combined with the rest of the portfolio, it does not raise the average loss absorption rate to more than 50%. In contrast, the R7 risk profile, despite having a marginal loss absorption rate below 65%, increases the projected average loss absorption rate of the portfolio to over 56% when included, resulting in its rejection.

Our Small Limits Credit Policy

Our credit team is responsible for the development of robust credit policies that are aligned with our growth strategy and approach to risk management. Our strategy for unsecured credit products, such as personal loans, buy-now-pay-later, and credit cards, is marked by a highly conservative approach, where the level of data that we capture from our consumers and their engagement with our platform are pivotal factors for our decisions when originating new loans or managing our consumers’ credit card limits.

We adopt a small limit credit policy when we deal with consumers who have limited data and credit history with us. Some examples of these profiles are youngsters in their early stages of relationship with financial institutions and consumers who have never had any interaction with financial institutions before. These consumer profiles can receive initial credit card limits of R$50, R$100 or R$200, depending on their risk level.

For all of them, we established a gamification approach in order to approve the increase of their credit card limits over time considering three main rules that must be simultaneously observed: (i) at least 20% of their initial credit card limit approved has been spent; (ii) there are no credit restrictions with other financial institutions (Credit Bureaus); and (iii) they have fully paid their credit card bills with a maximum delay of five days.

In the hypothetical example shown in the graphic below, we present a consumer who has just opened a PicPay account with no prior information about their behavior or previous relationships with other financial institutions. In this case, we grant an initial credit card limit of R$50. By monitoring their behavior through a gamification strategy, we assess their performance over three assessment cycles, with each cycle being two credit card billing periods.

We only increase the limit when the consumer meets the three predefined criteria in our gamification policy. If the consumer fails to spend at least 20% of their credit card limit in the first month, they still have the opportunity to earn increases in subsequent evaluation cycles. However, if they continue to miss targets, their current credit card limit will remain unchanged, and they will be removed from the gamification policy.

After completing the third assessment cycle (in M6), the consumer enters a dormancy period (or policy transition period), during which we continue to monitor their behavior over the next two credit card billing cycles. If the consumer maintains the positive behavior that led to success in the gamification phase, and with more information about their risk profile, we consider them suitable for other credit policies and gradually increase their credit card limit.

– Behavior – *"the more we know our client..."* **+**

Gamification Policies	Transition Policies	New Credit Policies
• **3 credit assessment cycles** (2 credit card bills each) • Consumers receive limit increases when they **meet gamification targets** • **If failure:** credit limits are **maintained** but they are **no longer in gamification policy**	**2 credit card bills after 2 limit increases**	Based on consumers' behavior, **we implement gradual credit limit increases under new credit policies**

Consumers with zero credit history
1st Limit Increase
2nd Limit Increase
3rd Limit Increase
4th Limit Increase
50
50
75
75
75
113
113
113
169
169
169
253
M1
M2
M3
M4
M5
M6
M7
M8
M9
M10
M11
M12
Limit increase (in R$)
Credit Card Limit (in R$)

Strategic Alliance and Incentive Program Agreements

On March 10, 2024, PicPay Bank entered into a Strategic Alliance and Incentive Program Agreement (Contrato de Aliança Estratégica e Programa de Incentivos) with Mastercard Brasil Soluções de Pagamento Ltda., or Mastercard Brazil, with the purpose to issue and increase the Mastercard card portfolio for individuals, as well as the number and financial volume of transactions. Such agreement is effective as of July 1, 2024 and terminates on June 30, 2031. If Mastercard Brazil terminates this agreement without reason, PicPay Bank will not be responsible for returning any amounts received. If PicPay Bank terminates this Agreement without reason, it will be required to reimburse amounts received and pay a fine that is proportional to the term already elapsed under the agreement.

On June 20, 2024, PicPay Bank entered into a Strategic Alliance and Incentive Program Agreement (Contrato de Aliança Estratégica e Programa de Incentivos) with Mastercard Brazil with the purpose to issue and increase the Mastercard card portfolio for legal entities, as well as the number and financial volume of transactions. The term of this agreement began on June 20, 2024 and ends on December 31, 2029. If Mastercard Brazil terminates this agreement without reason, PicPay Bank will not be responsible for returning any amounts received. If PicPay Bank terminates this Agreement without reason, it will be required to reimburse amounts received and pay a fine that is proportional to the term already elapsed under the agreement.

Intellectual Property

Our intellectual property (such as copyrights, trademarks, patents, logos, domains, trade secrets, among others) is essential for us. We protect our intellectual property through: (1) the registration of such assets with public entities, establishing our proprietary rights; and (2) contractual clauses.

We hired an external law firm that constantly monitors our intellectual property cases on a global level. Any material infringement claim is relayed to our internal legal team and marketing areas to define a plan of action and strategy.

As of the date of this prospectus, we have over (i) 50 registered trademarks with the INPI in Brazil; (ii) 20 trademark applications with the INPI in Brazil; and (iii) 19 domain name registrations.

We also use five trademarks in the United States of America (we also applied for the registration of additional trademarks in Brazil and in the United States); and (ii) 42 domains. We also use five domains owned by third parties, which are registered in Brazil and in the United States of America.

We enter into confidentiality agreements or establish contractual clauses that limit access and disclosure of sensitive information to its employees or third parties. Furthermore, these agreements also include clauses protecting our intellectual property rights. In the case of our consumers, our contract allows them a limited, non-transferable license for the use of certain of our intellectual property in accordance with our guidelines.

To mitigate any risk of unauthorized use of our intellectual property, our internal technology and commercial areas monitor the use of such rights by employees and third parties, for the adoption of any necessary measure, such as the imposition of contractual fines or the filing of lawsuits.

In addition, regarding the use of third-party intellectual property rights to carry out our activities (use of trademarks or software license), all use of such intellectual property rights is supported by contractual provisions, which establish the form and the limits of such use, which are continuously followed by us, reducing the risk of any challenge by third parties. To our knowledge, we have not been subject to any claim by third parties related to the misuse of their intellectual property.

Our Employees

As of December 31, 2024 and 2023, PicPay had 4,202 and 4,156 employees, respectively. PicPay also engages temporary employees and consultants as needed to support our operations.

	As of December 31, 2024
Function	Number of Employees	% of Total
Technology and Product Development(1)	2,291	54.52%
Sales, Marketing, and Growth	385	9.16%
Operations(2)	818	19.47%
General and Administrative	708	16.85%
Total	4,202	100.00%

____________

(1)      Includes data, technology, devOps, product, and design teams.

(2)      Includes customer support, fraud prevention, registration teams, among others.

PicPay’s structure is divided into business units (BUs) that are part of our four main business segments: Wallet and Banking, Financial Services, Audiences and Small and Medium-Sized Businesses. We currently have ten independent and empowered business units that have ownership and autonomy to run their businesses on a daily basis, supported by a governance team that orchestrates all communication and product offerings, which we believe helps us accelerate our product development and reduce our time to market on products and launch new features. Each business unit has its own product, technology and engineering, planning, data, operations, and business development teams. All of them report directly to the head of the applicable business unit and the head of each business unit reports directly to the executive responsible for each business level. These executives report directly to our chief executive officer. Below is an illustration of the structure of one of our business units:

BU Structure Example

Our data, technology and development and operations teams are divided into business units, which we believe enables us to solve issues, implement systems and develop new products and services in a more efficient manner. Each business unit has a chief technology officer (CTO) that oversees the employees of such unit and reports to the head of the business unit. Our product and design teams are also divided into business units and report directly to the head of each business unit.

The vast majority of our sales team is part of our Small and Medium-Sized Businesses business line, being responsible for acquiring new merchants and business to our platform by affiliating them to the PicPay’s payment network and partnering with companies to offer PicPay corporate benefits services. Our sales team reports directly to the head of sales, who reports to the executive responsible for our Small and Medium-Sized Businesses business line. Our marketing team serves the entire company and is responsible for our brand and for the development of new marketing campaigns along with our business units. Our growth teams are responsible for consumer acquisition and for identifying and executing growth opportunities and digital sales in each business unit through data and experimentation.

Our operations teams are responsible for the onboarding process, registration, customer support, fraud prevention, transactional detection and investigation, among other activities to guarantee a smooth and secure customer experience. We have two operations teams, one that oversees all operations from the consumer side of our ecosystem and the other one that oversees all operations from the business side of our ecosystem.

General and administrative teams are composed of finance (treasury, financial planning and analysis, controlling and accounting, and purchase department), legal, human resources, investor relations, M&A, corporate strategy and market intelligence, communication, risks, audit, credit and collection, and economists professionals.

Risk Management Team

Out of our 4,202 employees as of December 31, 2024, 146 employees were part of our risk management team, which is broken down into four main areas: (1) credit risk; (2) market and liquidity risk; (3) money laundering prevention, socio-environmental and operational risk, internal controls, and business continuity management; and (4) information security (cyber security, data security and privacy, so on). Our risk management executive reports directly to our chief executive officer. Our chief executive officer oversees such employees, as well as any other applicable management employees.

The professionals listed below usually meet on a monthly basis to discuss the following topics related to our risk management:

•        Credit Matters:    our chief executive officer, chief financial officer, risk executive, financial services for individuals executive, credit executive, collection executive, cards executive, lending executive and wallet and banking executive;

•        Debt Collection Matters:    our chief executive officer, chief financial officer, risk executive, financial services for individuals executive, credit executive, collection executive, cards executive, lending executive, and wallet and banking executive;

•        Asset-Liabilities Matters:    our chief financial officer, risk executive, financial services for individuals executive, wallet and banking executive, and treasury executive;

•        Fraud and AML Matters:    our risk executive, information security executive, and fraud prevention executive;

•        Cybersecurity and Privacy Matters:    our risk executive, information security executive, and compliance/legal executive;

•        Operational Risk & Internal Controls Matters:    our risk executive, chief financial officer, and compliance/legal executive; and

•        Risk Matters:    our chief executive officer, financial services for individuals executive, financial services for businesses executive, audiences & ecosystem executive, chief financial officer, risk executive, and compliance/legal executive.

Credit Risk

We define credit risk as the possibility of losses arising from various situations, including the following:

•        our counterparty’s failure to meet obligations under the contracted terms;

•        our credit origination on-balance, which includes credit cards and loans;

•        depreciation or reduction in the remuneration or expected earnings of a financial instrument due to the deterioration in the credit quality of the counterparty, intermediary party or mitigation instrument;

•        forbearance of financial instruments, which involves a renegotiation granting advantages to the counterparty as a result of deterioration in its credit quality; and

•        recovery costs of problematic assets.

For purposes of credit risk management, the counterparty is defined as the borrower, guarantor, or issuer of an acquired security. Forbearance of financial instruments involves renegotiation that grants advantages to the counterparty due to deterioration in credit quality and such advantages may be embedded in the original financial instruments or in new instruments used to liquidate or refinance them.

Our credit management structure operates independently from our business units and offers processes and tools to measure, monitor and report credit risk across all products, aimed at constantly ensuring compliance with approved policies and our risk appetite framework. Moreover, our credit risk management evaluates and monitors the impacts of potential economic changes on our credit portfolio to maintain its resilience during economic downturns. We use our customers’ internal information, statistical models, external data, and other quantitative analyses to determine the risk profile of each customer in our portfolio. The collected information is employed to manage portfolio credit risk and to measure expected credit losses, with periodic assessments of changes in provision amounts.

Market and Liquidity Risk

Market risk is defined as the possibility of losses arising from movements in the market values of instruments held by us and liquidity risk is defined as the possibility of us not being able to duly honor our expected and unexpected obligations, both current and future.

Our market and liquidity risk management team plays a critical role in safeguarding the stability and integrity of our financial operations, being responsible for processing, measuring, and reporting exposures in various market risk factors, mainly focused on interest rates and foreign exchange, resulting from positions held by the company.

This team also diligently monitors our liquidity risk with the goal of ensuring that we maintain a sufficient buffer of high-quality liquid assets capable of withstanding severe stress scenarios. Furthermore, such team assists our senior management in preserving an appropriate funding profile in terms of tenor, type, and counterparties.

In the event of deteriorating liquidity indicators, our contingency funding plan sets forth potential management actions to be taken, ensuring readiness and resilience in adverse conditions.

Operational Risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of our internal processes, personnel or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts subscribed by us, sanctions due to non-compliance with legal provisions, and compensation for damages to third parties arising from our activities.

In our operational risk and internal controls framework, we operate within a three lines of defense model. The first line is executed by our business units, the second one by our operational risk and internal controls team, and the third one by our internal audit team.

Our operational risk and internal controls team, in collaboration with the applicable business unit, is responsible for identifying and assessing potential operational risks and establishing control mechanisms. They conduct assessments of control mechanisms through design and effectiveness tests.

Moreover, such team is responsible for preparing and periodically testing business continuity plans, as well as coordinating risk assessments for significant product launches and changes within our business environment.

Within our operational risk management framework, our business units must report suspected and actual operational risk events to the operational risk and internal controls team. These events are reported in specific forums, where applicable action plans are defined and monitored until their complete resolution.

Money Laundering Prevention

Our money laundering prevention team plays a crucial role in safeguarding us from illicit activities. The main activities of such team include:

•        Customer Due Diligence (CDD) and Know Your Customer (KYC): verifying customer identities, assessing risks associated with them and ensuring compliance with regulations;

•        Know Your Employee (KYE): verifying and monitoring employees to prevent internal risks, such as employee collusion with money launderers;

•        Know Your Partner (KYP): assessing and monitoring business partners with the goal of ensuring they do not represent a money laundering risk to the organization;

•        Know Your Supplier (KYS): evaluating and vetting suppliers to mitigate the risk of them being involved in money laundering activities;

•        Transaction Monitoring: monitoring financial transactions to detect suspicious activities or patterns that may indicate money laundering;

•        Suspicious Activity Reporting (SAR): investigating and reporting any unusual or potentially criminal financial activities to regulatory authorities;

•        Compliance Oversight: promoting compliance with anti-money laundering (AML) policies and regulations through ongoing monitoring and audits;

•        Training and Awareness: educating employees on money laundering risks, detection techniques, and reporting obligations;

•        Risk Assessment: conducting regular assessments to identify and mitigate money laundering risks within the organization;

•        Technology Utilization: implementing sophisticated software and tools for enhanced monitoring, analysis and reporting of suspicious activities.

Cybersecurity Risk

Our cybersecurity team consists of one information security executive and professionals specialized in various areas, such as cloud security, incident response, SOC — Security Operations Center and Security Platform, identity and access management — IAM, governance, risk and compliance — GRC, application security, vulnerability management, and offensive security.

Our cybersecurity employees hold leading certifications in the security market, such as ISC2 — Certified Information Systems Security Professional (CISSP), EXIN — Information Security Foundation (ISFS) ISO 27002 Foundation, EC-Council — Certified Ethical Hacker (CEH), among others.

Secure Development

During the development of our products, our security team performs threat models foreseeing potential flaws, delivers security requirements to avoid such flaws and performs rigorous penetration tests. Our methodology comprehends concepts such as security by design and shift-left security, which are proven to be efficient manners to deliver security-centered products. Moreover, our products and infrastructure are subject to constant security analysis through the use of automated tools, bug bounty and real attack simulations. Any weaknesses identified are managed from their discovery until mitigation through a thorough risk and vulnerability management process.

Cybersecurity Culture

We believe that culture is the fundamental basis for change and that the human factor is essential to ensure comprehensive information security for our products and services. Therefore, programs such as awareness training have their effectiveness periodically measured, considering that the human factor is the most susceptible to cybersecurity failures in companies.

Guardrails

The speed required for the development of our products and services is guided through the implementation of limits, or guardrails, to ensure that standardized security controls are automatically followed in real-time to implement secure applications.

Threat Intelligence

We have a team that works around the clock, monitoring and creating automated detection and action controls in case of suspected cyber-attacks. Through log tracking and audit, with the use of artificial intelligence and automation, suspicious actions or actions from malicious agents are contained and remediated.

Our Culture

Alignment with our mission, values and beliefs has been crucial for the success of our employees, our business partners, our communities and our shareholders.

We adhere to seven values that guide our culture and way of being, as described below:

Ownership Attitude

We are committed to results, we possess in-depth knowledge of what we do, and have a holistic view. We act with determination, discipline, and are detail-oriented people. Hands-on, always striving to be the best at what we do and never give up. We are always available and set an example. We are indignant, don’t accept mediocrity, don’t stay silent or passive when we see something not working well or that could be improved. We are mindful regarding expenses and the saving of every penny. We are engaged with the organization’s culture.

Availability

We are approachable, accessible, and always available, without regard to day or hour, always ready and prioritizing work. We are open to the new, embrace change, and are motivated by new challenges.

Honesty

We are straightforward, sincere, truthful, and transparent in our relationships, always with respect, in a positive, inclusive, and welcoming approach. We do not hold back, we express our opinions even when we differ from others. We know how to say no.

Humbleness

We listen and take into consideration others’ opinions. We are not afraid to ask or admit not knowing something. We are not arrogant or vain and we are always respectful to others. We do not care about status or consider ourselves the sole owner of the truth. Prioritizes “we” over “I.”

Simplicity

We make things happen in a simple and practical way, we are hands-on, go straight to the point, simplify and streamline while respecting the rules.

Determination

We are resolute, deliver superior results, and keep our commitments. We make things happen, seek alternatives for problems, and engage people towards a common goal. We have a sense of urgency, an ownership attitude, and never give up.

Discipline

We comply with our agreements, are punctual with time and commitments. We execute tasks in a disciplined manner. We are focused, pragmatic, optimize time, activities, and resources. We deliver results and we don’t make excuses.

J&F Institute

We are deeply committed to being a good corporate citizen and striving to give back to our society and community. Based on the strong integration between Company, School, Family, and Community, PicPay has a partnership with the J&F Institute, a Business Education Center, which exists to support educational companies committed to training young professionals capable of working in technology and becoming future leaders of these companies.

The institute aims to inspire, guide, and implement this proposal that combines the culture of learning and working in the country, betting on people’s growth as the driving force for the evolution of companies. The focus is to make education as the main strategy in the business progress and longevity.

Verticalizing education through two major areas of activity, the J&F Institute offers high-quality education completely free of charge — designed and provided for young individuals who, in addition to cognitive and emotional intelligence, also possess the will to make things happen, identify with the values of PicPay’s culture, and embody each one of them in their actions.

Furthermore, it also provides educational solutions for partnerships with public schools through training of teachers and managers, discretionary financial support, and a gamified platform for students.

Currently, there are two primary initiatives within J&F Institute — Germinare Tech and Germinare Business.

Verticalization of Education
Elementary School 1
Elementary School 2
High School
Short Courses
J&F Institute
Support to Public Schools
COMMUNITY
Basic & Professional Education
Germinare BUSINESS
Train Businesses Owners
Germinare TECH
Train System Developers
Germinare VET
Train Veterinary Technicians
FAMILY

Germinare Tech

As an initiative of J&F Institute’s basic education branch, Germinare Tech is a vocational high school program with a mission to excel in training young systems developers and data analysts. Focused on results, this education program fosters innovation and a systemic perspective among our students, who demonstrate full alignment with our culture.

During the three years of study, students have the opportunity to work on more complex and visible company projects, guided and trained by more senior professionals. After their training period, students have the opportunity to work as developers or data analysts at PicPay. Until 2028, we project to have approximately 400 new young entrants.

We also participate in the J&F Institute’s “Family School” program, which was created to echo a culture that values families and instill confidence in students’ education. The project aims to emphasize and strengthen the role of the family in education, proposing personalized and ongoing contact with family members through scheduled and systemic appointments, including home visits and in-person meetings at the J&F Institute. The program is a reflection of the Institute’s commitment to increasingly high-quality comprehensive education.

Germinare Business

Germinare Business School is designed for students ranging from the 6th grade of elementary school to senior high school. It follows an educational model that simultaneously focuses on technical skills and academic content. At the beginning of high school, students, in addition to their academic responsibilities, also become interns in a work environment.

This pathway aims at shaping future business owners who join the company to not only experience corporate life but also contribute with new ideas, decisions, and the scope of a business leader. Furthermore, PicPay also has a core operations team in the investment market led by students.

Currently, we have 181 students in training, and we can already consider an additional 41 who will begin this business education journey in 2025. Approximately 98% of them secure employment in the group’s businesses.

These two pathways, Germinare Tech and Business, not only prioritize social impact but also align with the creation of our legacy of sustainability and future business and tech leaders as an educational company.

The definitions are based on data from the Brazilian Institute of Geography and Statistics (IBGE).

Our Facilities

Our corporate headquarters, which house our technology, sales, marketing, and business operations, are located in São Paulo in two different locations. One in Vila Leopoldina, comprising 9,125.0 square meters under a lease that expires in 2032, and another one located in Brooklin, comprises 3,689.9 square meters under a lease that expires in 2029. Our office located in Vitória, in the state of Espírito Santo, comprises 3,689.9 square meters under a lease that expires in 2029. We also have an office located in Brasília, in the Federal District, comprising 153.0 square meters under a lease that expires in 2026.

We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Our Competition

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

•        Wallet and Banking:

•        paper-based transactions (principally cash);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank; and

•        other technology companies, including digital and mobile apps, that provide P2P, P2B and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank.

•        Financial Services:

•        traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and debit cards, loans and other financial products and services;

•        other technology companies, including digital and mobile apps, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro; and

•        investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

•        Small & Medium-Sized Businesses:

•        merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo; and

•        other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

•        Audiences and Ecosystem Integration:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile apps, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank.

For information on risks relating to increased competition in our industry, see “Risk Factors — Risks Relating to Our Business and Industry — We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.”

Research and Development

Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless client experiences in a more secure, all-in-one environment. We are able to develop, host and deploy our own solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels and optimize our client support functions in a fully digital, fully integrated, and holistic manner. Research and development includes all capital expenditures with own and third-party developers and technology. Such expenditures for the years ended December 31, 2024 and 2023 were R$420 million and R$106 million, respectively. We expect that our research and development expenditures in 2025 will total R$454 million.

Compliance Program

In line with the initiatives adopted by our controlling shareholder, we consider ethics, transparency and integrity to be fundamental pillars for the development of our business and we are fully committed to maintaining the highest standard of conduct in all of our relationships, including interactions with the public administration, public agents, regulatory and self-regulatory bodies, in addition to the private sector.

With the purpose to ensure compliance with these pillars, we establish certain guidelines, as determined by our Code of Conduct and Ethics, our Compliance, Anti-Bribery and Anti-Corruption Policies and Procedures that establish the respective departments’ processes, rules, stages, responsibilities and reports.

Our compliance department has the purpose to maintain our integrity program, focusing on ensuring that our business management is carried out ethically and ensuring compliance through the main actions below:

•        Monitoring interaction with public agents:    we carry out monthly monitoring to identify the level of compliance in activities and processes carried out by our areas that have interactions with public agents and/or companies responsible for intermediation with agents or public companies, in compliance with the provisions of our Anti-Bribery and Interaction with Public Agents Policy, in accordance with Law No. 12,846/2013 and with the best practices of the CGU Integrity Program;

•        Monitoring payments from suppliers/partners:    we carry out monthly monitoring to identify the level of compliance in the activities and processes carried out by our departments that need to contract products and/or services from suppliers/partners, verifying the compatibility of the amounts spent with what was duly established and agreed upon in the contract;

•        Approval of suppliers and partners:    we carry out integrity due diligence, with the purpose to evaluate whether third parties (suppliers/partners) have anti-corruption, integrity, ethics, compliance and policies compatible with their sector in their organization, following the guidelines of Brazilian Anti-Corruption Law and CGU best practices, as well as a know your supplier and partner assessment carried out by our Money Laundering Prevention department to identify risks relating to money laundering, terrorist financing and reputation, in order to ensure that we have no links with companies that do not meet our established standards and values;

•        Policies and Procedures:    our compliance department is responsible for the governance and maintenance of internal regulations with the purpose to prevent risks associated with our business, addressing topics such as bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third-parties;

•        Acculturation (training and communications):    as part of our compliance program and acculturation pillar, our employees undergo training and receive periodic communications on topics, such as work environment, antitrust, reporting channel, conflict of interest, misconduct, opportunity and diversity, gifts and anti-corruption policy, harassment, among others, as well as compliance with our Code of Conduct and Ethics at the time they are hired and through periodic reviews;

•        Assessment of the maturity of the integrity program:    we recently carried out, together with a renowned consultancy, a study to identify our potential exposure to improper practices. Such study has been used to adapt and improve our integrity program; and

•        Ethics Channel:    we have an outsourced reporting channel, which allows anyone to anonymously report potential misconduct and non-compliance with our Code of Ethics and Policies, we have specific policies aimed at handling cases through our reporting channel, as well as applying disciplinary measures, if necessary.

Legal Proceedings

We are, and may be from time to time, involved in disputes that arise in the ordinary course of our business. Claims against us can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In particular, we are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings. We recognize provisions for legal proceedings in our financial statements when (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment by our management of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law and recent court rulings and their relevance in the Brazilian legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management considers the opinions of our external legal advisors.

As of December 31, 2024, we recorded total provisions of R$17.4 million in our audited consolidated financial statements in connection with legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors — Risks Relating to Legal and Regulatory Matters — The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Civil Matters

In general, the civil claims to which we are a party generally relate to consumer claims, where consumers claim compensation, moral and/or material damages, among other claims. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition. As of December 31, 2024, we recorded aggregate provisions of R$8.2 million in connection with civil claims for which the likelihood of loss was probable.

PicPay Brazil, one of our Brazilian subsidiaries, is a defendant in a lawsuit filed by plaintiffs that claim to have entered into an agreement in 2013 with two other individual defendants, who allegedly granted them a call option for shares of a certain entity, exercisable if certain conditions were met. According to the plaintiffs, the exercise of the call option was blocked by the individual defendants. In June 2022, the plaintiffs filed this lawsuit asking the court (i) to order the individual defendants to sell 7.5% of the total share capital of such entity to the plaintiffs, which allegedly was succeeded by our subsidiary; or (ii) alternatively, hold the defendants liable for losses allegedly arising from the individual defendants’ breach of the call option, in an aggregate amount equivalent to the difference between the amount that plaintiffs would be required to pay for the shares and their current market value. On May 17, 2023, the lawsuit was dismissed by the trial court, which recognized that (i) our subsidiary should not have been named in this litigation, as it was not a party to the alleged call option, and (ii) the alleged breach of the call option by the individual defendants was time barred, so the court did not consider the merits of this claim. The plaintiffs have appealed the trial court’s decision, which appeal is pending. Our advisors indicated that the risk of loss of this lawsuit is remote.

Labor Matters

In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. As of December 31, 2024, we recorded aggregate provisions of R$9.2 million in connection with labor claims for which the likelihood of loss was probable.

Tax and Social Security Matters

As of December 31, 2024, we were not party to any tax and social security proceedings for which the likelihood of loss was probable. Accordingly, we did not record any provisions in connection with these proceedings.

Industry Overview

Our Market

Overview

We currently operate in Brazil, a large and dynamic country with a total population of 212.6 million, according to the estimate provided by IBGE on July 1, 2024. Brazil’s GDP is R$11.7 trillion, and household consumption is R$7.5 trillion, or 64% of GDP, all according to information provided by the IBGE as of December 31, 2024.

Despite the size of its economy and its relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies and also has relatively low levels of household and corporate debt, with aggregate debt of 35% of its GDP as of December 2023, compared to more developed economies, such as the United States (74%) and Japan (68%), based on information provided by the International Monetary Fund.

In summary, Brazil offers a conducive environment for disruptors, such as PicPay, due to its large population, expanding digital infrastructure, and continuously growing demand for financial services. The nation has a sizeable underserved population which presents a potential opportunity, while recent regulatory developments are positive for promoting innovation. Additionally, there is a strong culture of adopting digital solutions which further enhances Brazil’s appeal as an attractive market for us.

We believe that new players like digital banks, e-commerce platforms and payment and digital wallet providers, such as PicPay, have made significant progress in disrupting the financial services landscape that was traditionally controlled by a small number of large incumbent financial institutions, providing consumers with new and innovative solutions for settling payments and streamlining the financial services landscape.

Trends in Our Favor

Large and Growing Mobile Penetration

Brazil has a high mobile penetration when compared to the rest of Latin America and is almost equivalent to developed Western countries. According to Euromonitor, 92% of Brazilian households possessed at least one smartphone in 2022 and, during the same period, 88% used a mobile phone to access the internet. Mobile phone usage to access the internet is even higher than in the United States (75%) and almost the same level when compared to the United Kingdom (89%) in 2022.

Mobile Penetration and Usage (%, 2022)

____________

Source:    Euromonitor International Limited, Economies and Consumers, 2023 Edition.

According to Data.ai information for 2023, Brazil is the fifth country in the world in terms of average hours daily spent per user on mobile. In December 2023, the Brazilian population spent on average 5.0 hours per day. Brazil displays much higher usage than the United States (4.3 hours per user/day) and other European countries such as the United Kingdom (3.8 hours per user/day), France (3.6 hours per user/day) and Germany (3.4 hours per user/day).

Average Hour Spent on Mobile Per Day Per User (%, 2023)

____________

Source:    Data.ai Intelligence, 2023. Note: Based on Android phones.

Payments and Banking Landscape

Disruption Across the Brazilian Market

Broadly across financial services in Brazil, traditional incumbents have been and are continuing to be disrupted. We believe that traditional banking and payments in Brazil have significant pain points, such as poor customer service or high fees, and we believe that the Brazilian consumer is demanding more. Moreover, there are significant secular trends underway across the regulatory landscape and significant technology adoption permeating across the everyday Brazilian. This disruption is occurring from all angles of financial services, from digital banks and credit providers, to E-Commerce, to payments and digital wallets. We believe that PicPay is at the forefront of this disruption and a market leader disrupting Brazilian financial services.

Instant Payments

Pix is an instant payments system that was launched by the Brazilian Central Bank in 2020, with the purpose of fostering digital financial inclusion among the Brazilian population, providing rails for easier and frictionless money transfers. Since its launch, Pix has grown rapidly and is now the most used payment method in Brazil, having reached 29% of all financial transactions in 2022, ahead of other forms of payments such as credit and debit cards. Based on data provided by the Brazilian Central Bank and ABECS, Pix transactions volume reached R$17.2 trillion in the twelve month period ended December 31, 2023, which exceeds more than four times the total volume of credit and debit card transactions in Brazil in the same period.

The Pix system established itself as a unique tool for enhancing financial inclusion among the Brazilian population. This instant payment method was responsible for including 71.5 million users in the financial system in the year ended December 31, 2022, according to information provided by the Brazilian Central Bank. Pix has a broad reach amongst the Brazilian adult population, and is widely used in all regions of the country. According to the Brazilian Central Bank, by December 2022, 133 million individuals and 12 million legal entities had already made or received at least one Pix transaction, which corresponds to 77% of the adult population and 67% of institutions with banking relationships, respectively.

Based on ACI Worldwide’s Real-Time Payments Report for 2023, Brazil was the second largest real-time payment adopter, accounting for 75% of all Latin America’s real-time payments market and 14% of the global instant payments market by volume of transactions with growth of 78% from 2022 to 2023. Also according to ACI Worldwide, Brazil totaled 37 billion real-time payment transactions in 2023, being only behind India which totaled 129 billion for the same period. According to the referred source, Brazil’s real-time payments are expected to grow at a 25.4% CAGR from 2023 to 2028, reaching approximately 116 billion transactions in 2028. This rapid growth of real-time payment transactions results from the widespread adoption of Pix by consumers and merchants for their daily expenditures.

In 2028, real-time payments in Brazil are expected to represent 50% of the volume of non-cash transactions, only behind India, where real-time payments are expected to represent 87% by 2028, according to ACI Worldwide. The rapid growth of Brazilian real time payments already surpasses, and is expected to continue to surpass developed economies such as the United Kingdom (12%) and the United States (5%). The rapid growth of real-time payment transactions is driven by the widespread adoption of Pix by consumers and merchants for daily expenditures.

Share of Real-Time Payments in Non-Cash Transactions
(% of total non-cash payments volume, 2023 – 2028E)

____________

Source:    ACI Worldwide’s Real-Time Payment Report, 2023.

Building upon the initial strong demand, additional features were subsequently launched on top of Pix to offer more choices for consumers such as Pix Credit which was instrumental in driving usage of our digital wallet. Consumers can use their credit cards to fund a Pix transaction and transfer money to another person or pay a merchant that typically does not accept credit transactions through installment payments in Brazil, such as restaurants and gas stations. Moreover, merchants who choose to receive payments through Pix receive these payments instantaneously and hence are generally willing to offer discounts since there are no acceptance costs compared to traditional payment methods. This has been a key growth driver for our business, as evidenced by the total payment volume of Pix Credit practically doubling in 2023 when compared to 2022 (for further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). Other current and upcoming features in the Brazilian Central Bank’s agenda for Pix products include “Pix Saque” (or Pix Withdraw, Pix as an instrument to facilitate cash withdrawal through commercial establishments), “Pix Troco” (or Pix Change, allowing consumers to receive cash as change from a digital payment), “Pix Garantido” (or Pix Guaranteed, a buy now pay later solution), “Pix Automático” (or Pix Automatic, aimed to facilitate recurring payments through Pix in an automatic way leveraging prior authorization received from payers), and “Pix Internacional” (individuals will be able to conduct Pix transactions overseas) to be launched from 2024 onwards.

Pix also has played an important role in promoting the increase of mobile remote payments in Brazil, which include digital and/or electronic purchases made by a consumer to a business in which the location of the device in relation to the POS terminal is irrelevant. Based on the “E-commerce and Payment Landscape in Latin America” report made public by PagSeguro in a partnership with PCMI Advisory, real-time payment solutions such as Pix in

Brazil have been progressively gaining share over total e-commerce expenditures in Latin America. In the same report, Pix transactions are expected to present a CAGR of 30% from 2023 to 2026, representing 19% of all e-commerce expenditures in Latin America by 2026.

According to information provided by Payments and Commerce Market Intelligence, or “PCMI,” Pix was set to move US$81 billion in online sales in 2023, an amount 60% higher than registered in the previous year. To emphasize the significant impact of Pix and its extensive penetration, this amount is almost equivalent to the entire Brazilian digital commerce market of 2018, which totaled US$85.5 billion. By 2026, according to PCMI’s projections, Pix transactions are expected to total approximately US$200 billion, reaching 40% of the country’s digital commerce market.

Share of Digital Commerce by Payment Method (2020 – 2026E)

64%
57%
55%
49%
47%
44%
42%
16%
23%
29%
34%
37%
40%
13%
11%
9%
10%
9%
9%
8%
12%
12%
10%
8%
8%
8%
7%
6%
2%
2%
1%
1%
1%
1%
5%
2%
1%
2%
1%
1%
1%
2020
2021
2022
2023
2024
2025
2026
Credit Card
PIX
Cash-based
Wallet
Debit Card
Other

____________

Source:    PCMI, 2023.

Based on information made public by EBANX, Pix is the preferred method for new online customers. Over the last three years ending 2023, eight out of ten customers who made their initial online purchase with a merchant chose to use Pix for payment. This data also underscores Pix expansion into the domain previously dominated by bank slips (“boletos”), a conventional and extensively utilized cash voucher. For example, in 2020, 38% of new customers chose the cash-based method for their first online transactions. Nevertheless, this percentage substantially decreased by 2023, dropping to less than 1%.

Method used by clients making their first purchase with a merchant
(% over online purchases)

____________

Source:    EBANX internal data. Data from Jan/20 to Oct/23.

Credit Cards

Despite the relatively low penetration of credit card usage in Brazil compared to more developed economies, such as the United States and the United Kingdom, a notable shift is happening in Brazil. The use of credit cards to fund online transactions is on the rise in the country, with a significant portion attributed to the increasing adoption of digital wallets. As one of the largest digital wallets in Brazil, PicPay played a pivotal role in driving this shift as one of the forerunners in launching payment solutions that enabled use of credit cards to conduct day-to-day transactions, such as money transfers between individuals and businesses, as well as bill payments. With the introduction of these solutions, consumers have the ability to pay by installments in situations such as dining at restaurants, refueling vehicles at gas stations, or paying for freelance services, which were not possible before.

Penetration of Credit Card and Credit Card Usage among adult population
(%, 2021)

____________

Source:    The Global Findex Database, 2021.

According to Euromonitor, the total value of transactions involving debit cards, credit cards, and prepaid cards for individuals, it is estimated that the market will reach R$4.3 trillion in 2027, representing an expected CAGR of 6.4% between 2023 and 2027. The value of credit card transactions for individuals will experience a CAGR of 10.6% between 2023 and 2027, totaling R$3.2 trillion. Supported by the favorable expected growth dynamic of credit card transactions in Brazil, our PicPay Card is a fundamental product in driving the increase of our consumers’ engagement on our platform and for our growth strategy. Not only do we offer cards with debit and credit functions, but we have also introduced secured cards, Mastercard Black and Platinum cards, providing a wide range of options and benefits for our consumers. Additionally, we have integrated the PicPay Card into wallets such as Apple and Google Pay, expanding use cases both online and offline. We believe that we are increasingly well-positioned to seize opportunities in the card market, given our competitive advantages providing a multitude of credit card use cases embedded in our ecosystem.

Card Transactions in Brazil (R$ billion), 2019 – 2027E

____________

Source:    Euromonitor International Limited, Consumer Finance, 2024 Edition, Retail Value RSP, Local Currency, Current Prices, Historic 2019 – 2022, Forecast 2023 – 2027.

Household Credit

Brazil has a relatively low level of household debt, accounting for 35% of its GDP as of December 2022, in contrast to developed countries such as the United States (at 74%) and the United Kingdom (at 83%), or other emerging markets such as Chile (at 47%), based on information provided by the International Monetary Fund. Demand for consumer lending in Brazil has grown recently driven principally by inflation, and Brazilians have had to rely on credit not only for significant expenses like housing and vehicles but also for day-to-day living costs, including short-term purchases such as groceries, clothing, and medicines, which underscores the importance of products like credit cards and personal loans. Nonetheless, incumbent banks in Brazil have traditionally focused on the more affluent segments of the population, and the credit market in Brazil has been mainly concentrated among a few institutions, leading to a large unserved or underserved population.

The outstanding volume of household credit in Brazil reached a total value of R$2.2 trillion as of December 31, 2024, reflecting a CAGR of 14% between 2019 and 2024, according to information provided by the Brazilian Central Bank.

Household Credit Outstanding — Brazil (R$ billion) — 2019 – 2024

____________

Source:    Brazilian Central Bank, 2024. Current Prices. Others are the aggregating of: Personal credit — renegotiation, other goods financing, discount of checks and other non-earmarked credit instruments.

Business Credit

Similar to the consumer credit market, incumbent banks also have traditionally focused on providing credit only to more affluent corporate customers. As of December 31, 2024, 38% of the aggregate credit portfolio was concentrated in large corporations, according to the Brazilian Central Bank. This contrasts with the fact that micro, small and medium-sized companies accounted for 54% of total outstanding credit as of December 31, 2024, with micro companies only having 5% of the total credit available to businesses in Brazil, which points to the need for alternative credit sources for smaller businesses in Brazil.

Commercial Credit Outstanding by Size of Company — Brazil (%), 2024

Micro
Small
Medium
Large
Unavailable
5%
19%
31%
38%
7%
R$1.7B Trillion

____________

Source:    Brazilian Central Bank, 2024.

The outstanding volume of non-earmarked corporate credit in Brazil reached a total value of R$1.6 trillion as of December 31, 2024, reflecting a CAGR of 12% between 2019 and 2024, as reported by the Brazilian Central Bank.

Commercial Credit Outstanding — Brazil (R$ billion) 2019 – 2024

Credit Cards
Discount of Credit Card Bills
Working Capital
Others
CAGR
+12%
898
5%
2%
35%
59%
1,089
4%
1%
42%
53%
1,279
5%
2%
36%
58%
1,432
5%
2%
34%
59%
1,462
3%
7%
32%
59%
1,585
3%
6%
31%
61%
2019
2020
2021
2022
2023
2024

____________

Source:    Brazilian Central Bank, 2024, Current Prices. Others are the aggregation of: Discount of trade bills, Discount of checks, Guaranteed overdraft accounts, Overdraft, Vehicles and other goods financing, Vehicles and other goods leasing, Vendor, Compror, Advances on exchange contracts, Imports financing, Exports financing, Foreign on lendings, Other non-earmarked credit instruments.

Merchant Acquirer Services

According to SEBRAE (“Portal do Empreendedor”) and Brazil’s federal tax authority (“Receita Federal”), there were 16.3 million micro-merchants (“MEIs”) in the country as of December 31, 2024. Based on the latest Annual Social Information Report (“RAIS”), as of December 2023, there were 4.6 million businesses with at least one employee in the country. According to IBGE’s PNAD, as of December 2024, there were 19.2 million self-employed individuals in Brazil. This could represent a TAM of up to 40.1 million businesses that can adopt our payment acceptance solutions and our credit products for their day-to-day operations.

These millions of merchants have been impacted by significant transformations in the merchant acquiring services market due to technological advancements, shifts in consumer preference, and regulatory developments, such as the following key changes:

•        Rise of Digital Payments:    the emergence of digital payments, driven by digital wallets, payment apps, and contactless payment solutions, has transformed the way transactions are conducted. This has prompted acquirers to adapt to process and facilitate these new payment methods.

•        Expansion of E-commerce:    the growth of e-commerce has increased the demand for online payment solutions. Acquirers now need to provide secure and efficient platforms for merchants operating in virtual environments.

•        Competition and Innovation:    intensified competition in the sector has led acquirers to seek constant innovation. This includes the launch of new products such as Tap to Pay, which enables merchants to use their mobile phones as POS terminals when accepting payments from their consumers.

•        More positive regulatory environment:    as of 2010, the Brazilian Central Bank implemented a series of measures to promote competition in the merchant acquiring market. The main changes included the separation of activities between card networks (such as Visa and Mastercard) and acquiring institutions and the end of exclusivity, which prohibited exclusivity arrangements between card networks and merchants, allowing merchants to accept cards from different networks.

•        Contactless Payments:    the growing popularity of contactless payments, whether through cards or mobile devices, has required adjustments to payment infrastructures to support this fast and convenient transaction modality. According to information provided by the ABECS for 2023. Brazilians have begun to pay more on an aggregate basis through contactless methods than with traditional cards for in-person purchases.

Open Finance

Open Finance is an initiative aimed at increasing competition and innovation in the financial sector by allowing consumers to securely share their financial data with other financial institutions. Introduced in 2020 by the Brazilian government, Open Finance potentially provides consumers with a wide range of benefits, such as greater choice of financial products, more competitive interest rates, and a more personalized financial experience.

According to the Brazilian Central Bank, as of December 31, 2024, the average number of bank accounts per individual/business reached 5.8 accounts, expanding 78% when compared to 2020. An increase significantly faster than the growth of 64% in the seven years prior, from 2013 to 2020, and almost triple the number when compared to 2013, when the average number of bank relationships was 2.0 accounts per individual. Based on Global Findex Database, bank penetration among the adult population in Brazil reached 84% as of December 31, 2021. Open Finance creates an opportunity beyond mere financial inclusion, enabling the population to not only participate in the financial system, but also benefit from differentiated offers of products and financial services that meet their needs with security and transparency. In this context, Open Finance helps to streamline individuals’ financial management through the integration of their financial data and also raises the standard of service quality in institutions, with a special focus on optimizing the user experience.

Average Bank Accounts per Individual/Business in Brazil (2013 – 2024)

____________

Source:    Brazilian Central Bank, 2024.

The Brazilian Central Bank has divided the launch of Open Finance into four phases:

•        Phase 1:    the entire ecosystem was established by participating financial institutions, enabling them to share information among themselves via APIs. During this stage, only information on banking products and services offered by each financial institution, service channels and other relevant data from the participating institutions was included.

•        Phase 2:    individual users have the ability to share registration information between institutions. This information includes, for example, full name, tax identification numbers, transaction data, addresses, and phone numbers. All sharing is done with the user’s consent and can be halted at their discretion.

•        Phase 3:    users are already able to make payments and access other financial services from third parties, by connecting their bank account to those counterparties. Users are able to share their banking history to gain access to services from other institutions, such as instant payments and other credit-related proposals, facilitated by API technology.

•        Phase 4:    users are able to share more data besides just their banking history with other institutions. An example is their entire history, including investments and insurance data, which will facilitate access to a wider range of products and services beyond traditional banking. This marks the beginning and definitive transition into Open Finance.

Open Finance has been one of our key strategic pillars since our acquisition of Guiabolso in 2021. Guiabolso was the forerunner of Open Banking in Brazil which provided a holistic platform that aimed to facilitate and improve people’s financial management by organizing their budgets, coordinating payment schedules, expense categorization, offering financial products, and allowing them to make instant and free transfers at any date and time. Since our full integration of the business of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem, improving our product offering across our digital wallet, financial marketplace, investments, services, and financial and non-financial solutions for business. Moreover, we launched our PFM (personal financial management) feature in October 2022 and started operating as a payment initiator in February 2023, allowing our consumers to pull funds from any of their bank accounts directly from their PicPay account, adding another frictionless way to cash-in.

Based on a variety of metrics, we are a leading enabler of Open Finance in Brazil. We are currently the second largest player in terms of market share of active consents received (consumers that opted in to share their financial information from other institutions with PicPay) with 14.0%, placing us only behind Nubank (27.2%) and ahead of Mercado Pago (12.9%), Santander (6.9%), Itaú (6.6%), Banco do Brasil (6.3%), Caixa Econômica (5.9%) and Bradesco (3.7%), according to data provided by the Brazilian Central Bank. We also lead in payments initiation consents based on the cumulative number of consents received to authorize payments in our ecosystem through the Account Aggregator since April 2023. Open Finance has been highly instrumental in expanding our consumers’ principality, which allows us to capture new opportunities and increase the overall adoption of financial and non-financial products and services offered through our open platform.

One of the key initiatives from Open Finance is the Payment Initiation Service Provider, which allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, please see “Business — Our Two-Sided Ecosystem — Our Unique Approach”). We started operating as a payment initiator in February 2023, providing Pix transactions from other financial institutions through our account aggregator. We have noted that transactions initiated by PicPay are growing, allowing us to capture new possibilities to increase the overall level of expenditures across financial and non-financial products and services offered through our open platform.

Our Opportunity

Total Addressable Market (TAM)

Our addressable markets include all of the aforementioned sectors. We define our estimated addressable market through the four main verticals below:

Total addressable market (TAM) as revenues

•        Digital Wallet:    takes into consideration the estimated transactional fee charged by the market over total volumes, net of credit card interchange and funding costs.

•        Cards:    considers interchange fees paid by merchants to issuers plus net interest income resulting from credit card revolving operations and balance financing.

•        Consumer Loans:    consists of net interest income from payroll loans, personal loans and other categories of non-earmarked credit products, excluding credit cards for individuals.

•        Corporate Benefits:    consists of interchange fees paid by merchants to issuers of corporate benefit cards plus income with account balance floating and income with settlements scheduled floating.

•        Acquiring:    consists of fees charged by acquirers to process credit, debit and prepaid transactions accepted by merchants, net of card interchange costs. It also considers revenues originated from an estimated market yield for POS terminals rental and net interest income from prepayment of credit card receivables.

•        Business Loans:    consists of net interest income from non-earmarked credit products for businesses, excluding prepayment of credit card receivables.

The chart below presents the TAM for our two-sided ecosystem for the year of 2025 in terms of net revenues:

____________

Source:    Company’s proprietary data and estimates.

(1)      TAM calculated as an addressable net revenue pool.

(2)      Cards include both household and corporate products.

(3)      Based on Brazil’s 2023 GDP of R$10.9 trillion.

(4)      Pix/P2P transfers and bill payments using a credit card.

(5)      Payments made using a credit, debit, or prepaid card, and credit card loans (revolving and refinanced balances).

(6)      Non-earmarked loans to individuals, other than credit card operations.

(7)      Account balance floating, ITC settlements schedule floating.

(8)      Rental fees, MDR credit card receivables.

(9)      Non-earmarked loans for business.

Our TAM represents the total potential net revenue generation of our two-sided ecosystem in the Brazilian market for 2025. As detailed above, we calculate our TAM by analyzing information of each of the following sectors in which we operate: digital wallet, cards, consumer loans, corporate benefits, merchant acquiring and business loans. As an initial step to calculate TAM, we estimate the addressable market for each sector in terms of volume, as volume growth is a key driver of net revenue potential. Our estimates are based on a combination of publicly available information and internal data. Using our estimates of the total volume of our addressable markets, we can then calculate the potential net revenue of the addressable market for each sector. In order to do so, we make several assumptions, such as market adoption rates, pricing strategies and competitive dynamics, using both public and internal data. Our TAM is calculated as the aggregate of these net revenues.

We believe that this measure is helpful for investors since it offers a view of the market’s potential scale and growth trajectory, which is essential for assessing our business’s long-term viability and profitability. Moreover, we believe that the calculation of TAM enables investors to measure our market penetration and growth potential.

In addition, our strategic decisions must be informed by a clear understanding of the markets in which we operate in order to capture opportunities and increase our market penetration. We continuously monitor and update our TAM to reflect changes in the market landscape, with the aim of ensuring that our business strategies are aligned with current and future market opportunities. Our management uses TAM estimates to assess our penetration potential in each of the markets in which we operate. These estimates help us understand the size and opportunity of each market segment, providing a clear view of our growth and expansion potential across our different areas of operation.

Below we present the main data sources and assumptions that we adopted for the calculation of our TAM for each sector.

Consumers’ Addressable Market

Digital wallet

We define the digital wallet sector as Pix transactions and bill payments using credit cards as a source of funding. The net revenue pool for the digital wallet sector comprises potential fee-based revenues generated when consumers make instant payments using their credit cards as a source of funding. Such payments can occur either in a single transaction or multiple installments. The net revenue pool also includes bill payments settled using wallet balances or credit cards, either in single payments or several installments.

Combining the revenues from such sources, we calculated a total net revenue pool of R$5 billion for 2023. Within such pool, PicPay holds a market share of 24.2%.

We estimate the volume for Pix transactions based on historical data provided by the Brazilian Central Bank for P2P (person-to-person) and P2B (person-to-business) total volumes, as well as on the main following assumptions:

•        growth projections for real-time payment transactions, as publicly disclosed by ACI Worldwide’s Real-Time Payments Report for 2023;

•        market penetration of the main financial technology companies, digital banks, and incumbents offering bill payments financed through credit cards, for which we estimated volumes based on publicly available data from the Brazilian Central Bank regarding deposits;

•        penetration of Pix mobile transactions for 2023, as reported by the Brazilian Central Bank; and

•        an additional penetration rate based on internal data that reflects consumers’ transactional behavior regarding Pix using credit cards as a funding source.

For bill payments funded through credit cards, we estimated volume taking into consideration historical data provided by the Brazilian Central Bank, as well as the following main assumptions:

•        use of the same year-over-year growth rate observed in 2023 to estimate bill payment growth for future years.

•        market penetration of what we consider to be the main financial technology companies, digital banks, and incumbents offering bill payments financed through credit cards, for which we estimated volumes based on publicly available data from the Brazilian Central Bank regarding deposits;

•        an additional penetration rate based on internal data that reflects consumers’ transactional behavior regarding Pix using credit cards as a funding source.

In both scenarios, net revenue is reported after deducting interchange and card scheme fees and funding costs related to receivables prepayment, given Brazil’s current credit cycle. In addition, we also considered PicPay’s digital wallet business economics to estimate net revenue, based on internal data and considering the increased competitive scenario, which reduces consumer fees over time.

We believe that net revenues from the digital wallet business in Brazil could reach R$12 billion until the end of 2025. Considering internal estimates, it represents a CAGR of 54% compared to R$5 billion of net revenues for this business in 2023. One of the main factors that contribute to such growth is related to the consolidation of instant payments in Brazil led by Pix, as well as credit card new use cases enhanced by digital wallets given that consumers are increasingly adopting credit cards as a source of funding while paying their bills. Additionally, Pix Credit TPV for person-to-person and person-to-business transactions, according to internal estimates, is expected to reach R$194 billion in the year 2025, a CAGR of 73% when compared to R$65 billion estimated for 2023.

However, there are certain limitations as a result of the absence of public information. With respect to estimates for competitor market share and penetration, an accurate assessment of the competitive landscape is challenging without strategic information regarding each company’s market share and penetration. Moreover, our position is informed by internal data and it may not fully represent the entire market. Various factors influence pricing decisions, and each company has its unique strategy.

Cards

We define the cards sector as revenues from fees charged by card issuers and net interest income from credit card operations, including revolving and balance financing products. We estimate that the net revenue pool for this market totaled R$149 billion in 2023, resulting in a market share of 0.03% for PicPay.

We estimated the market from card issuance activities and the volume for credit, prepaid, and debit card transactions through the evaluation of historical data from 2023 and projections provided by ABECS. For the following years, we assumed a stable growth pace. With respect to the credit market, we relied on historical data for credit card outstanding balances from the Brazilian Central Bank and projections provided by Febraban.

The Brazilian Central Bank reported that net revenues were estimated by considering market data for interchange fees and interest rates. Net revenues from credit operations are also reported net of funding costs.

We expect net revenues from card transactions to reach R$174 billion of net revenues in the year 2025, a CAGR of 8% compared to R$148 billion estimated for 2023. We believe that the consolidation of this business is based on behavior change, as consumers are increasingly preferring more convenient and secure payment methods, such as cards over paper-based transactions. This behavior is driven by the ease of use of cards, the possibility to accrue benefits, such as points and miles, and the additional security offered by electronic transactions. In addition, as more consumers opt for online shopping due to the convenience and variety of options available, the volume of card transactions also tends to increase. Credit and debit cards are the primary payment methods used in e-commerce, thus driving the usage of these instruments.

Consumer loans

We define the consumer loans sector as non-earmarked credit operations for consumers, excluding credit card balances, which are already covered by the section above.

For the credit market, we considered historical data for non-earmarked outstanding loans from the Brazilian Central Bank and projections provided by Febraban.

Moreover, we estimated net revenues considering market data for interest rates as reported by the Brazilian Central Bank and calculated such revenues net of funding costs.

Based on such assumptions, we estimate a net revenue pool of R$296 billion in 2023 for consumer loans, with PicPay’s share at 0.01%.

When we take into consideration net revenues coming from consumer loans it is estimated to reach R$383 billion in Brazil in the year 2025, a CAGR of 14% from R$296 billion in 2023. Unlike other businesses aforementioned, we believe that consumer loans are still facing a challenging scenario. One of the main factors that contribute to consumer loan low growth rate levels is related to high household indebtedness, the prevalence of high-cost credit modalities, unemployment, and lack of financial education. These factors have led to increased financial strain on households and a greater reliance on credit, contributing to a cycle of debt accumulation and financial stress. Although the macro scenario seems to be improving as the Brazilian Central Bank has been recently implementing a policy of reducing interest rates. Lower interest rates tend to stimulate credit, making it more accessible and attractive to consumers. Nonetheless, the increasing digitalization of the Brazilian financial sector has facilitated access to credit for many individuals. Fintechs and digital banks have been offering more agile and accessible solutions, expanding access to credit for a portion of the population that previously had difficulties obtaining loans.

The main limitation of such projection is related to the calculation of net interest income. Since the Brazilian Central Bank does not disclose data for performing credit outstanding loans, we use the difference between credit outstanding and non-performing loan balance as a proxy for performing credit outstanding loans.

Merchants’ Addressable Market

Corporate Benefits

We define the corporate benefits sector as interchange fees paid by merchants to issuers of corporate benefit cards, plus financial income from account balance floating and settlements scheduled floating.

The volume of corporate benefits is closely related to workforce dynamics and economic indicators. Therefore, we considered data from IBGE with respect to the number of formal workers, data from the Brazilian Ministry of Labor and Employment (Ministério do Trabalho e Emprego) regarding the penetration of corporate benefits among formal workers and information from private companies that offer corporate benefits, such as Swile and Alelo.

In addition, we estimated net revenues considering PicPay’s Corporate Benefits business economics, which is based entirely on internal data.

Our estimate places the net revenue pool at R$8 billion in 2023, resulting in a market share of 0.04% for PicPay.

Analyzing the TAM related to corporate benefits, a business line that is embedded in our businesses’ ecosystem, we notice that we have plenty of room to penetrate. According to internal estimates, in the year 2025, net revenues from corporate benefits will reach R$10 billion, representing a CAGR of 8% since 2023, when we estimate that total net revenues from this business reached R$8 billion. In Brazil, the corporate benefits market thrives on labor laws mandating minimum offerings and a strong demand for competitive benefits to retain talent. Economic stability supports businesses in providing these benefits. Additionally, technology streamlines benefit administration, while a growing focus on employee well-being drives demand for comprehensive wellness programs.

The main limitation for this sector is related to the availability of data on product penetration among formal workers, which could affect the accuracy of our projection. However, we seek to mitigate this risk by using what we consider are reliable variables, such as the total number of formal workers (provided by the IBGE) and the average meal allowance benefits used for calculation of the Total Payment Volume (TPV), as reported by Alelo — one of the major players in the sector.

Our internal data might not fully represent market conditions, since several factors may influence pricing decisions, and each company has its unique strategy.

In addition, a potential regulatory change could make market rules more flexible and expand the TAM and net revenue pool, or the opposite may happen. However, due to the uncertainty surrounding these changes, we did not incorporate such changes into our market growth projections.

Merchant Acquiring

We define the merchant acquiring sector as revenues from transactions using credit, debit, and prepaid cards, Pix at POS terminals, equipment rental, and receivables prepayment.

We estimated the volume for credit, prepaid, and debit cards considering historical data from 2023 and projections from ABECS, with stable growth expected for the subsequent years. As reported by acquirers, the volume from Pix transactions through POS terminals was estimated based on its penetration within the card market volume. For the prepayment of receivables, we used data from the Brazilian Central Bank and projections from Febraban.

Moreover, we calculated net revenues taking into consideration market data, such as the average Merchant Discount Rate (MDR), average interchange fees, interest rate and funding costs, as reported by the Brazilian Central Bank. In addition, we took into consideration the relationship between rental revenue and Total Payment Volume (TPV), as shared by our competitors, as well as internal data. Net revenues were also calculated after discounting interchange fees and funding costs.

We estimated a net revenue pool of R$34 billion in 2023, resulting in a market share of 0.24% for PicPay.

According to our internal estimates based on information provided by ABECS and the Brazilian Central Bank, net revenues coming from merchant acquiring services in Brazil will reach R$42 billion in the year 2025, a CAGR of 11% since 2023, when we estimate that revenues from acquirers totaled R$34 billion. Among the main factors contributing to this increase we can mention the increasing use of electronic payment methods, the expansion of e-commerce, the adoption of technologies such as NFC payments, and the growth of financial inclusion, with more people accessing banking services and using cards. These combined elements are contributing to a significant increase in transaction volume and the development of the payments sector in the country.

We believe that the use of ABECS transactional data and Brazilian Central Bank pricing helps to mitigate the risk of significant inaccuracies in the projected TAM and net revenue pool data for 2023 and 2025. Such projections’ main limitations are related to information on POS rental and Pix on POS terminals, as both projections are based only on data disclosed by major players.

Business loans

We define the business loans sector as non-earmarked credit operations for small and medium-sized businesses, excluding prepayment of credit card receivables. For the credit market, our calculations used historical data for non-earmarked outstanding loans provided by the Brazilian Central Bank and projections from Febraban. In addition, we estimated net revenue considering market data for interest rates as reported by the Brazilian Central Bank, net of funding costs.

For business loans, we estimated total revenue in 2023 to be R$65 billion, resulting in a market share of less than 0.1% for PicPay.

Net revenues from business loans are expected to reach R$87 billion for the year 2025, according to internal estimates based on data provided by the Brazilian Central Bank. Revenues could present a CAGR of 16% compared to R$65 billion estimated for 2023. In recent years, Brazil’s corporate credit market has seen notable shifts. Interest rates for business loans have decreased alongside the personal credit market, driven by reduced basic interest rates and heightened competition among financial institutions. The advent of digital credit has streamlined access to financing, with fintechs and traditional banks offering online platforms for swift and efficient lending. Moreover, there has been a concerted effort to expand financing opportunities for small and medium enterprises (SMEs) through targeted programs and partnerships. Companies increasingly seek tailored financial solutions, such as technology investment credit and export financing. Concurrently, financial institutions have tightened credit policies and bolstered risk assessment processes to navigate economic uncertainties effectively. These dynamics underscore a transformative period in Brazil’s corporate credit landscape, blending technological innovation with evolving market demands.

The main limitation of such projection is related to net interest income. Since the Brazilian Central Bank does not disclose data for performing credit outstanding loans, we use the difference between outstanding credit and non-performing loan balance as a proxy for performing credit outstanding loans.

See “Presentation of Financial and Other Information — Total Addressable Market.”

Regulatory Overview

Our Regulatory Position

Our business is subject to a number of laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new legal developments will affect our business, there has been a trend towards increased consumer and data privacy protection. General business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

Four of our subsidiaries in Brazil, PicPay Instituição de Pagamento S.A., or “PicPay Brazil,” PicPay Bank — Banco Múltiplo S.A., or “PicPay Bank,” PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “PicPay Invest,” and Crednovo Sociedade de Empréstimo entre Pessoas S.A., or “Crednovo,” perform activities that are subject to Brazilian regulation enacted by the Brazilian Central Bank (Banco Central do Brasil), or “BCB,” by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the “CMN” and/or by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the “CVM,” as applicable, and have obtained authorizations from the Brazilian Central Bank to operate, as follows:

•        PicPay Brazil is authorized by the Brazilian Central Bank to operate as a payment institution (instituição de pagamento) in the capacities of: (1) issuer of electronic currency (emissor de moeda eletrônica), (2) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago) and (3) acquirer (credenciador);

•        PicPay Bank is authorized by the Brazilian Central Bank to operate as a multi-purpose bank (banco múltiplo), with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

•        PicPay Invest is authorized by the Brazilian Central Bank to operate as a securities dealership firm (sociedade distribuidora de títulos e valores mobiliários), or “DTVM,” performing the activities provided by CMN Resolution No. 5,008, of March 24, 2022, as amended, or “CMN Resolution 5,008/2022.” In addition, PicPay Invest is authorized by the CVM to perform securities custodian services (custodiante de valores mobiliários) and fiduciary administration and trustee (administrador fiduciário de carteira de valores mobiliários) activities; and

•        Crednovo is authorized by the Brazilian Central Bank to operate as a P2P lending fintech company (sociedade de empréstimo entre pessoas), or “SEP,” intermediating credit operations between lenders and borrowers.

Our main subsidiaries in Brazil are subject to extensive regulation. We offer various payment, financial and capital markets services and we perform activities related to credit, payments, digital accounts, brokerage services and portfolio management.

Regulation Applicable to the Brazilian Payment System

General Rules

The activities developed by PicPay Brazil in Brazil are subject to Brazilian laws and regulations applicable to payment schemes (arranjos de pagamento) and payment institutions. Brazilian Federal Law No. 12,865, of October 9, 2013, as amended, or “Law 12,865/2013,” established the first set of rules regulating the electronic payments industry within the Brazilian Payments System (Sistema de Pagamentos Brasileiro), or “SPB,” and created the concepts of payment schemes, payment schemes settlors (instituidores de arranjos de pagamento) and payment institutions.

In addition, Law 12,865/2013 granted to the Brazilian Central Bank (in accordance with the guidelines set out by the CMN), and to the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, capital requirements, internal controls, risk management, opening of payment accounts and the transfer of funds to and from payment accounts. After the enactment of Law 12,865/2013, the CMN and the Brazilian Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Such framework consists mainly of CMN Resolution No. 4,282, of November 4,

2013, as amended, or “CMN Resolution 4,282/2013,” BCB Resolution No. 80, of March 25, 2021, as amended, or “BCB Resolution 80/2021,” BCB Resolution No. 81, of March 25, 2021, as amended, or “BCB Resolution 81/2021,” BCB Resolution No. 96, of May 19, 2021, as amended, or “BCB Resolution 96/2021,” BCB Resolution No. 150, of October 6, 2021, as amended, or “BCB Resolution 150/2021,” among others.

The Brazilian Central Bank’s regulations also allow payment schemes settlors to set additional rules for entities that use their brands. Since we participate in third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands. Below is a summary of the most relevant laws that apply to our operations in the SPB.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end consumers (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme:

•        Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, according to Article 2, II, of BCB Resolution 150/2021, including the requirement to obtain an authorization by the Brazilian Central Bank.

•        Payment schemes that operate below these thresholds are not considered to form part of the SPB, according to Article 2, II, of BCB Resolution 150/2021, and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Brazilian Central Bank, although they are required to report certain operational information to the Brazilian Central Bank on an annual basis.

•        Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Brazilian Central Bank. Limited-purpose payment schemes include, among others, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; (iii) intended for payment of specific products or services; and/or (iv) related to employee benefits (such as meal vouchers).

•        Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, closed-loop payment schemes set up by payment institutions authorized to operate by the Brazilian Central Bank, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

On September 2, 2024, the Brazilian Central Bank published Public Consultation No. 104, proposing to enhance the rules for centralized risk management frameworks in payment schemes that are part of the SPB. The proposed amendments to BCB Resolution 150/2021 seek to standardize risk management practices and address risks related to money laundering, terrorism financing, and the spread of weapons of mass destruction. Payment scheme settlors will be required to update their regulations within 180 days from the effective date of the new rule.

Key measures related to such amendments include mandatory centralized settlement for sub-acquirers starting in 2027, the introduction of stress testing and backtesting for risk assessments, and the creation of mutualized funds to guarantee transactions. The consultation also proposes clearer responsibilities for acquirers in managing sub-acquirers’ risk and establishing fraud prevention mechanisms.

Payment Schemes Settlors

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Brazilian Central Bank’s regulations, in Article 3 of Annex I of BCB Resolution 150/2021, require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the consumers of payment schemes.

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, exclusively or not, to the execution of the remittance of funds to the receivers in payment schemes, among other activities, as described in Law 12,865/2013.

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution No. 80/2021:

•        issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts for cardholders or end-consumers. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.

•        issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•        acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.

•        Payment Initiator Service Provider (PISP): these payment institutions render initial payment services whereby it does not (i) manage the account from which the payment is being made; and (ii) hold the fund during the rendering of the services.

Payment institutions must operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships.

The CMN and Brazilian Central Bank’s regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) the promotion of financial inclusion; (iii) the reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover payment accounts (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. BCB Resolution 96/2021, in Article 3, classifies payment accounts into two types:

•        prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and

•        post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law 12,865/2013 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments, either in:

•        a specific account with the Brazilian Central Bank, which pays interest linked to the SELIC rate, pursuant to the provisions of BCB Resolution No. 237, of March 16, 2023; or

•        Brazilian government bonds registered with the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), or the “SELIC.”

Since July 1, 2023, payment institutions have been able to operate in the foreign exchange market, as long as they comply with certain rules, such as the restriction to only operate with electronic currency and operational thresholds, pursuant to BCB Resolution No. 277, of December 31, 2022, as amended, or “BCB Resolution 277/2022,” and subject to prior authorization.

Instant Payment System (Pix)

In 2020, the Brazilian Central Bank launched Pix, a payment system that allows real-time payments and transfers. The main goals of the Brazilian Central Bank with Pix are to foster innovation and differentiated services that meet the needs of end consumers, as well as expand and simplify the payment methods available, since less personal information is needed in order to materialize a payment. In this context, the Pix is an open ecosystem which various types of payment service providers can join.

On August 12, 2020, the Brazilian Central Bank published BCB Resolution No. 1 or BCB Resolution 1/2020, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or “SPI,” and the Brazilian Central Bank’s instant payments arrangement. The arrangement requires that all financial and payment institutions authorized to operate by the Brazilian Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Brazilian Central Bank’s instant payments arrangement. Moreover, according to Resolution No. 429 and starting January 1, 2025, only institutions authorized by the Brazilian Central Bank are authorized to operate in the Pix ecosystem.

In addition to the traditional functionalities of Pix, such as transferring funds between individuals and/or legal entities, the Brazilian Central Bank is currently developing new tools to be integrated with Pix, enabling new possibilities to use Pix in different contexts. Such new functionalities are aligned with the Brazilian Central Bank’s goals to promote competitiveness and innovation in the means of payment business, foster financial inclusion, reduce costs related to means of payment and improve the user experience, which should be simple and secure.

The following features have already been developed by the Brazilian Central Bank:

•        Pix Collection (Pix Cobrança): As provided in the Subsection II of the Annexed Regulation to BCB Resolution 1/2020, Pix Collection is the possibility for a receiving user to easily manage and receive collections related to:

•        immediate payments, which are those related to business models in which payment must be made at the same time of the collection, such as physical points of sale and e-commerce;

•        payments with maturity date, which are those related to business models in which the payment can be made at a future date, with the possibility of covering interest, fines, other additions, discounts and other rebates; and

•        payments related to the facilitation of cash withdraw service, meaning those related to the receipt of Pix transactions for cash withdraw or change purposes, as requested by the withdrawing person, to enable the availability of funds to the paying user under Pix Withdraw and Pix Change products, further described below.

•        Pix Withdraw and Pix Change (Pix Saque and Pix Troco): As provided in the Subsection III of the Annexed Regulation to BCB Resolution No. 1/2020, Pix Withdraw consists of a transaction in which a payer user, holding a transactional account in any Pix participant, issues a Pix with the purpose of making a withdraw from their transactional account to the transactional account of a withdraw service facilitator or withdraw agent, receiving funds in paper money in an amount corresponding to the payment made. Pix Change consists of a transaction in which a payer user, holding a transactional account at any Pix participant, upon making a purchase at a withdraw agent that is a merchant or a corresponding withdraw facilitator service, issues a Pix with the purpose of changing from their transactional account to the transactional account of the withdraw agent, receiving funds in paper money in an amount corresponding to the difference between the Pix for the purpose of change and the purchase amount.

•        Scheduled Pix (Pix Agendado): As provided in the Subsection I of the Annexed Regulation to BCB Resolution 1/2020, scheduled Pix consists of the possibility of a payer user to schedule a Pix for a certain future date. The request for a Scheduled Pix should be retained in the internal systems of the transactional account provider participant, not affecting the transactional wallet balances of the payer user, until the time of initiation of the Pix transaction. In the event of lack of sufficient funds in the payer user’s account on the scheduled date for Pix, the initiation of the transaction is not authorized.

In addition, Guaranteed Pix (Pix Garantido) and Automated Pix (Pix Automático) are currently under development by the Brazilian Central Bank. With Guaranteed Pix, consumers would be able to pay for their purchases in installments through Pix, with a guarantee of payment to the recipient of the funds by the financial institution holding the checking account. The Automated Pix shall enable automatic recurring payments through a single authorization by the payer. Payees (e.g., utilities) will generate recurring payments using the Pix rail without the need for individual agreements with the payer’s payment service providers. The new Pix feature promises to make the credit card market even more competitive, including new players in the market and expanding access to credit for consumers.

Financial Institutions Regulation

General Rules

The current Brazilian banking and financial system was established by Brazilian Federal Law No. 4,595, of December 31, 1964, as amended, or “Law 4,595/1964.”

Law 4,595/1964 set forth the structure of the National Financial System (Sistema Financeiro Nacional), or the “SFN,” which consists of the CMN, the Brazilian Central Bank, Banco do Brasil S.A., the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or the “BNDES,” and other public or private financial institutions. Moreover, while the following entities are not covered by the Banking Law, they play key roles in the financial system: the CVM, the Brazilian Private Insurance Authority (Superintendência de Seguros Privados), or the “SUSEP,” the National Superintendency of Pension Plans (Superintendência Nacional de Previdência Complementar), or the “PREVIC,” the National Private Insurance Council (Conselho Nacional de Seguros Privados), or the “CNSP,” and the National Council for Pension Plans (Conselho Nacional de Previdência Complementar), or the “CNPC.”

Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965,” regulates the Brazilian capital markets establishing standards and several other mechanisms. Moreover, pursuant to Brazilian Federal Law No. 6,385, of December 7, 1976, as amended, or “Law 6,385/1976,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by regulation issued by the CMN, CVM and the Brazilian Central Bank, and self-regulation policies, such as those issued by several associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, such as the Brazilian stock exchange — Brasil, Bolsa, Balcão, or the “B3,” the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” and the Brazilian Association of Investment Analysts (Associação dos Analistas e Profissionais do Mercado de Capitais), or “APIMEC.”

The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Brazilian Central Bank. Pursuant to Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority for the Brazilian Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by BCB Circular No. 3,977, of January 22, 2020 and foreign investments in financial institutions are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as PicPay Invest).

Financial institutions in Brazil may operate under various forms, such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage firms, securities dealership firms, real estate credit companies, mortgage companies, among others, all of which are regulated by different rules issued by the CMN, the Brazilian Central Bank and the CVM (if such financial institutions participate in capital markets activities). In addition, similarly to financial institutions, stock exchanges are also subject to CMN, Brazilian Central Bank and the CVM approval and regulation as well as to regulation established by Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965.”

Pursuant to Law 4,595/1964, CMN Resolution No. 4,970, of November 25, 2021, as amended, or “CMN Resolution 4,970/2021” and CMN Resolution 5,008/2022, financial institutions, such as PicPay Bank, PicPay Invest Crednovo, and securities brokerage and dealership firms (CTVMs and DTVMs), such as PicPay Invest, must seek approval from the Brazilian Central Bank when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils), as provided in Article 3, V, of CMN Resolution 4,970/2021. According to Law 4,728/1965, for securities dealership firms (such as PicPay Invest), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of PicPay Invest are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009, of March 24, 2022, as amended, or “CMN Resolution 5,009/2022.”

Pursuant to Article 2 of CMN Resolution No. 5,043 of November 25, 2022, as amended, or “CMN Resolution 5,043/2022,” with the exception of (i) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies and multi-purpose banks; (ii) temporary equity interests not categorized as permanent assets (ativos permanentes) and not subject to consolidation by the financial institution; and (iii) minority equity interests in financial organizations and institutions abroad, made exclusively for the purpose of gaining access to export financing instruments and the international transfer of resources, financial institutions must receive prior authorization from the Brazilian Central Bank to hold capital interest in other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest in other companies. However, should the financial institutions participate in underwriting activities under certain exceptions established by the CMN, they will not need to provide such justification.

According to Law 4,595/1964, Brazilian financial institutions are prohibited from granting loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Certain exceptions to such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018, as amended, or “CMN Resolution 4,693/2018.”

Multi-Purpose Banks

According to CMN Resolution No. 5,060 of February 16, 2023, as amended, or “CMN Resolution 5,060/2023,” Brazilian multi-purpose banks (such as PicPay Bank) are subject to extensive and continuous regulatory scrutiny by Brazilian authorities. Multi-purpose banks conduct at least two types of banking activities, according to Article 4 of CMN Resolution 5,060/2023, provided that at least one of such activities is either commercial or investment banking. Banking regulation is enforced by the relevant government entities and regulators with the goal of controlling credit availability and reducing or increasing consumption.

Certain controls are temporary in nature and may vary from time to time in accordance with the relevant government’s or regulator’s credit policies, including:

•        minimum capital requirements;

•        compulsory reserve requirements;

•        lending limits and other credit restrictions; and

•        accounting and statistical requirements.

The following rules are applicable to multi-purpose banks (such as PicPay Bank):

•        they must ensure the adequacy of products and services for consumers’ needs, interests and objectives, as well as the integrity, reliability, security and confidentiality of transactions, services and products;

•        they may not own real estate other than the property they occupy, unless they take possession of real estate in satisfaction of a debt or when expressly authorized by the Brazilian Central Bank, subject to certain CMN rules. Moreover, the total amount of fixed assets must be limited to fifty per cent (50%) of the institution’s regulatory working capital;

•        they must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•        financial institutions are prohibited from granting loans or advances without an appropriate agreement formalizing such debt;

•        financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (refer to “— Other Rules” below);

•        the registered capital and total net assets of financial institutions must be compatible with the rules governing share capital and minimum capitalization enforced by the Brazilian Central Bank for each type of financial institution; and

•        financial institutions shall maintain internal policy and procedures governing their relationships with clients and consumers of their products and services.

On September 26, 2019, CMN issued Resolution No. 4,753, as amended, or “CMN Resolution 4,753/2019,” which, effective as of January 1, 2020, replaced and consolidated several sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public and clients, such as the rules applicable to “simplified accounts” previously governed by CMN Resolution No. 3,211, of June 30, 2004, and CMN Resolution No. 4,480, of April 25, 2016, which previously regulates the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and establishes terms and conditions applicable thereto. In addition, CMN Resolution No. 4,949, of September 30, 2021, as amended, or “CMN Resolution 4,949/2021,” sets forth procedures to be adopted by financial institutions with respect to client relationship.

With the purpose to enable the use of more modern and efficient technology to attract new consumers through electronic service channels (a process known as digital onboarding), CMN Resolution 4,753/2019 removed from the regulatory framework several existing restrictions arising from the adoption of procedures relating to physical handling of documents, such as the requirement that the identification and location details of the client must be physically checked, as previously established by Resolution No. 2,025, of November 24, 1993. The Brazilian Central Bank acknowledged that there are currently more efficient and secure ways of verifying data by electronic means, which reduces administrative costs.

The integration of modern technology such as Application Programming Interfaces, or “APIs,” big data and Blockchain/Distributed Ledger Technology, or “DLT,” has incentivized the CMN and the Brazilian Central Bank to develop new rules in connection with Agenda BC#, which is the Brazilian Central Bank innovation program, and the regulatory framework tends to evolve accordingly. Regulatory authorities are striving to create technological solutions that would plug the gaps from traditional inefficiencies in the banking system. The regulators have expressed significant interest in the benefits and efficiencies that such technology may bring to the banking industry and to its financial inclusion strategies.

Pursuant to Article 2 of CMN Resolution No. 4,893, of February 26, 2021, as amended, or “CMN Resolution 4,893/2021,” financial institutions and other institutions authorized to operate by the Brazilian Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under CMN Resolution 4,893/2021, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy and to adopt procedures and controls to prevent and respond to cybersecurity incidents.

CMN Resolution 4,893/2021 also requires relevant institutions to provide an annual report to the Brazilian Central Bank disclosing any cybersecurity incidents, as well as remediation efforts. In addition, communication to the Brazilian Central Bank is required should any third-party service providers be hired for data processing, storage and cloud computing services. When services are rendered abroad, there are additional requirements for contracting, including the existence of a cooperation agreement between the Brazilian Central Bank and the supervisory authority of the foreign country, or, absent such cooperation agreement, such contracting is subject to prior approval of the Brazilian Central Bank.

Securities Brokerage and Dealership Firms (CTVMs and DTVMs)

Securities trading in stock exchange markets shall be carried out exclusively by securities brokerage or dealership firms (such as PicPay Invest) and certain other authorized institutions. Brokerage and dealership firms are part of the SFN and subject to regulation and oversight of the CMN, the Brazilian Central Bank and the CVM. Securities brokerage and dealership firms must be authorized by the Brazilian Central Bank to trade on the stock exchange market. Among other roles, securities brokerage and dealership firms and certain other authorized institutions may act as underwriters in the public offering of financial instruments and may participate in the foreign exchange trades in any foreign exchange market, subject to certain limitations, as set forth in the Brazilian Central Bank’s regulations.

Brokerage and dealership firms are regulated by CMN Resolution 5,008/2022, which allows such entities to engage in the following activities (among others):

•        trading in stock exchanges;

•        underwriting;

•        intermediating public offerings;

•        managing investment portfolios; and

•        intermediating foreign currency trades.

In addition to CMN Resolution 5,008/2022, brokerage and dealership firms are also subject to regulations issued by the CVM.

Pursuant to the rules set forth by the Brazilian Central Bank, brokerage and dealership firms (such as PicPay Invest) cannot execute transactions that may result in loans, facilities or cash advances to their clients, including through synthetic transactions (such as assignment of rights), with the exception of margin transactions and other limited transactions.

Moreover, brokerage and dealership firms can neither charge commissions in connection with trades during primary distribution, nor purchase real property, except for their own use or as payment under “bad debts” (in which case, the asset must be sold within a year).

Credit Fintechs (SCDs and SEPs)

CMN enacted Resolution No. 4,656 on April 26, 2018, subsequently replaced by CMN Resolution No. 5,050, of November 25, 2022, as amended, or “CMN Resolution 5,050/2022,” with the purpose to regulate online lending fintechs and established two new categories of financial institutions. Pursuant to CMN Resolution 5,050/2022 and Law 4,595/1964, the following new categories of financial institutions are the only financial institutions authorized to grant credit through electronic platforms:

•        On-Line Lending Company (sociedade de crédito direto), or “SCD,” which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and

•        Peer-to-Peer Lending Company (sociedade de empréstimo entre pessoas), or “SEP”: which is a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform (such as Crednovo). Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 5,050/2022 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.

As financial institutions, SCDs and SEPs, among other provisions:

•        are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by Decree No. 22,626, of April 7, 1933, as amended, or the “Brazilian Usury Law”;

•        will have direct access to the Credit Risk Data System of the Brazilian Central Bank (Sistema de Informação de Crédito), or “SCR,” for credit purposes analysis;

•        perform credit collection for third parties and consumers (in the case of SEPs);

•        issue electronic currency and post-paid instruments, in accordance with applicable regulation; and

•        may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of bank slips (boletos) without the intervention of a traditional financial institution.

On the other hand, SCDs and SEPs must comply with certain key governance, compliance and supervision requirements applicable to all the institutions that are a part of the SFN, such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional, or “COSIF,” administrative penalties for noncompliance, among others.

Both companies are subject to prior licensing from the Brazilian Central Bank in order to operate, following the procedure set forth by this new regulatory framework. Licensing requirements are slightly simpler (the business plan, for instance, is replaced by a statement of reasons), but are generally similar to those already in place for financial institutions, such as: (i) identifying the controlling group; (ii) proving financial and economic capacity, expertise and know-how; and (iii) showing evidence of approval from the applicant’s officer members.

Securities Custodians

According to CVM Resolution No. 32, of May 19, 2021, as amended, or “CVM Resolution 32/2021,” the provision of securities custody services includes:

•        in the event of the provision of services to investors: (i) the preservation, control and reconciliation of securities positions in custody accounts held in the name of the investor; (ii) the handling of trading instructions received from investors or persons legitimized by agreement or mandate; and (iii) the handling of events incident to the securities under custody; and

•        in the event of services being provided to issuers: (i) the physical safekeeping of non-book-entry securities; and (ii) carrying out the procedures and registrations necessary for the centralized deposit regime to be effective and applied to securities.

In order to be able to provide the services listed above, it is necessary to apply for authorization with the CVM, which is granted to commercial, multiple or investment banks, savings banks, brokerage firms or securities dealership firms (such as PicPay Invest), and entities providing clearing and settlement services and centralized securities depository.

In addition, in order to be able to apply to provide custody services, the applicant must:

•        set up and maintain operational and technological capacity for the performance of its activities, with a view to the satisfactory provision of custody services, in particular with regard to guaranteeing the quality and confidentiality of information; and

•        set up and maintain secure computerized processes and systems suitable for carrying out its activities, so as to enable the recording, processing and control of positions and custody accounts.

The aforementioned processes and systems must be compatible with the size, characteristics and volume of the operations for which the institution is responsible, as well as with the nature and type of the securities under its custody. Further, in order to apply for authorization to provide securities custody services, the institution must demonstrate economic and financial capacity compatible with the operations to be carried out.

Investment Portfolio Trustees

The activity of managing securities portfolios is also regulated by the CVM. CVM Resolution No. 21, of February 25, 2021, as amended, or “CVM Resolution 21/2021,” defines securities portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of and in the name of clients.

CVM Resolution 21/21 provides for two categories of securities portfolio managers:

•        investment portfolio trustees (such as PicPay Invest); and/or

•        investment portfolio managers.

In order to be accredited by the CVM to carry out this activity, legal entities acting as securities portfolio administrators must:

•        be headquartered in Brazil;

•        have securities portfolio administration as their corporate purpose and be duly incorporated and registered with the National Register of Legal Entities (Cadastro Nacional da Pessoa Jurídica), or “CNPJ”;

•        have one or more officers duly accredited as asset managers, responsible for the activity of securities portfolio management, under the terms of CVM Resolution 21/2021;

•        appoint an officer responsible for compliance and an officer responsible for risk management;

•        be controlled by shareholders (direct and indirect) who have an unblemished reputation and who have not been convicted of certain crimes detailed in article 3, VI, of CVM Resolution 21/2021;

•        appoint officers who are not prevented or suspended from holding office in a financial institution or other entities authorized to operate by the CVM, the Brazilian Central Bank, SUSEP or PREVIC, and who have not been prevented from carrying out securities portfolio management activities by a judicial or administrative decision;

•        put in place and maintain personnel and information technology resources appropriate to the size and types of investment portfolios managed; and

•        sign and provide the CVM with the appropriate forms to prove the capacity of their partners and officers to carry out such activities, under the terms of CVM Resolution 21/2021.

Under CVM Resolution 21/2021, in Article 18, portfolio managers must, among other requirements, conduct their activities with good faith, transparency, diligence and loyalty in dealing with their clients and perform their duties in such a way as to meet their clients’ investment objectives. Article 16 of CVM Resolution 21/2021 also requires portfolio managers to maintain a website on the internet, with various up-to-date information, including, but not limited to:

•        a reference form to be filled in annually;

•        a code of ethics;

•        rules, procedures and a description of internal controls to comply with CVM Resolution 21/2021;

•        a risk management policy;

•        a securities trading policy for managers, employees, collaborators and the company itself;

•        a manual for pricing the assets of the securities portfolios it manages, even if this manual has been developed by third parties; and

•        a policy for apportioning and dividing orders between securities portfolios.

In addition, according to Article 20 of CVM Resolution 21/2021, securities portfolio managers are prohibited from:

•        advertising guaranteed levels of profitability, based on the historical performance of the portfolio or securities and securities market indices;

•        modifying the basic characteristics of the services it provides without prior formalization in accordance with the agreement and regulations;

•        making any promises regarding future portfolio returns;

•        contracting or making loans on behalf of their clients, subject to certain exceptions established in the applicable regulations;

•        providing a guarantee, endorsement, acceptance or co-obligation in any other form in relation to the assets it manages;

•        neglecting, under any circumstances, to defend the rights and interests of the client;

•        trading in the securities of the portfolios it manages for the purpose of generating brokerage or rebate income for itself or for third parties; or

•        subject to certain exceptions established in CVM Resolution 21/2021, acting as a counterparty, directly or indirectly, in business with portfolios it manages.

Main Regulatory Authorities in Brazil

National Financial System

The main regulatory authorities in the Brazilian financial system are the CMN, the Brazilian Central Bank and the CVM. In addition, most Brazilian securities brokers, securities dealerships and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

Moreover, trading segments managed by B3 are self-regulated and supervised by BSM Supervisão de Mercados, or “BSM,” a non-profit organization that forms part of the B3 group.

CMN

The CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules. The current Brazilian banking and financial institutional system was established by Law 4,595/1964.

According to Law 4,595/1964, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to Law 4,595/1964, as well as the enforcement of applicable penalties. In addition, Law 4,728/1965 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market.

The CMN has power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Brazilian Central Bank, the CVM and the SUSEP. The CMN also has the following functions: (i) coordinating monetary, credit, budget and public debt policies; (ii) establishing policies on foreign exchange and interest rates; (iii) seeking to ensure liquidity and solvency of financial institutions; (iv) overseeing activities related to the stock exchange markets; (v) regulating the structure and operation of financial institutions; (vi) granting authority to the Brazilian Central Bank to issue currency and establish reserve requirement levels; and (vii) establishing general guidelines for the banking and financial markets.

Brazilian Central Bank

The activities of financial institutions are subject to limitations and restrictions. The Brazilian Central Bank is responsible for implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; regulating Brazilian financial institutions in the public and private sectors and monitoring and regulating foreign investments in Brazil.

The President of the Brazilian Central Bank is appointed by the President of Brazil (subject to ratification by the Brazilian Senate) for a four-year term, always beginning on January 1 of the third year of the President of Brazil’s term in office.

Law 4,595/1964 delegated to the Brazilian Central Bank the responsibility of permanently overseeing companies that directly or indirectly interfere in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and various modalities and supervising the relative stability of foreign exchange rates and balance of payments.

In addition, Law 4,728/1965 determines that the CMN and the Brazilian Central Bank must exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors from illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by professionals who participate in the intermediation of the distribution or trading of bonds or securities.

The Brazilian Central Bank has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Brazilian Central Bank are as follows:

•        controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•        managing the daily flow of foreign capital and derivatives;

•        establishing administrative rules and regulation for the registration of foreign investments;

•        monitoring remittances of foreign currency;

•        controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Brazilian Central Bank may limit remittances of profits and prohibit remittances of capital for a limited period);

•        receiving compulsory collections and voluntary deposits in cash from financial institutions;

•        executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•        intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

•        acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market. The main responsibilities of the CVM are the following:

•        regulating the Brazilian capital markets, in accordance with Brazilian corporation and securities laws;

•        setting rules governing the operation of the securities market, including custodian and investment portfolio trustees;

•        defining the types of financial institutions that may carry out activities in the securities market, as well as the types of transactions that they may perform and services that they may provide in such market;

•        controlling and supervising the Brazilian securities market through, among others:

•        the approval, suspension and delisting of publicly held companies;

•        the authorization of securities brokerage and dealership firms to operate in the securities market and public offering of securities;

•        the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;

•        the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

•        the imposition of penalties; and

•        permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Brazilian Central Bank. Pursuant to Brazilian Federal Law No. 10,198, of February 14, 2001, as amended, and Brazilian Federal Law No. 10,303, of October 31, 2001, as amended, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM.

In compliance with Brazilian legislation, the CVM is managed by a president and four officers, all of whom are appointed by the President of Brazil (subject to ratification by the Brazilian Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory association of investment banks, asset managers, securities brokers and investment advisers, which, among other responsibilities, establishes rules and codes of best practices for the Brazilian capital markets, including punitive measures in case of non-compliance with its rules.

BSM

BSM conducts market surveillance by monitoring transactions, orders and trades executed in the B3 trading environments, supervises market participants, provides compensation for losses up to a certain threshold and, if necessary, initiates punitive administrative proceedings and enforces sanctions against those who violate applicable regulations.

Working in close collaboration with CVM and the Brazilian Central Bank, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

•        conducting market surveillance: BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;

•        auditing: BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;

•        imposing punitive processes and other enforcement actions: when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into terms of commitment (termo de compromisso) with the accused;

•        providing compensation for loss: BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (Mecanismos de Ressarcimento de Prejuízos), or “MRP,” which awards damages of up to one-hundred thousand Brazilian reais (R$120,000.00) to investors harmed by a B3 participant’s inappropriate activity; and

•        facilitating market development: BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

Other Rules

Prudential Framework and Limits of Exposure

Financial Institutions

Financial institutions are subject to an extensive set of rules issued by the CMN and the Brazilian Central Bank related to corporate capital, exposure limits and other solvency requirements that follow principles recommended by the Basel Committee, especially in light of the systemic risks associated with the relationship and activity of financial institutions. As such, the CMN and the Brazilian Central Bank seek to guarantee the solvency of the SFN and mitigate systemic risks.

With this purpose, CMN Resolution 5,060/2023 established minimum corporate capital and net equity requirements for various types of financial institutions. For instance, the CMN set a minimum capital amount and net equity amount of R$1.5 million for securities brokerage and dealership firms (such as PicPay Invest), R$17.5 million for multi-purpose banks (such as PicPay Bank) and R$1.0 million for peer-to-peer lending fintech companies (such as Crednovo).

In accordance with the Basel Committee principles, other relevant prudential rules applicable financial institutions are CMN Resolution No. 4,955 and CMN Resolution No. 4,958, both of October 21, 2021, as amended, or “CMN Resolution 4,955/2021,” and CMN Resolution 4,958/2021, which consolidated the methodology for determining the reference equity, as well as minimum requirements for Tier I Capital and Core Capital and the ACP (as defined below).

According to CMN Resolutions No. 4,955/2021 and 4,958/2021, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or “RWAs.” For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Brazilian Central Bank, is the sum of three items:

•        Common Equity Tier I Capital:    sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

•        Additional Tier I Capital:    consists of instruments of a perpetual nature that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I Capital.

•        Tier II Capital:    consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The Brazilian Central Bank divides the financial institutions into five categories of risk, with S1 being the most systemically relevant financial institutions and S5 being the least systemically relevant financial institutions.

CMN Resolution No. 4,557, of February 23, 2017, as amended, or “CMN Resolution 4,557/2017,” unifies and expands Brazilian regulation on risk and capital management for financial institutions and other institutions licensed to operate by the Brazilian Central Bank. Such rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation and determines that risk management must be conducted through an unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions licensed to operate by the Brazilian Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). Moreover, it strengthened the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Payment Institutions

Pursuant to Article 17 of BCB Resolution 80/2021, licensed payment institutions are required to comply with minimum paid-in capital of R$2.0 million per category in which they act (in the case of issuers of post-paid payment instruments, issuers of electronic currency and acquirers, such as PicPay Brazil). With regard to the PISP category, the required amount is reduced to R$1.0 million. In addition, payment institutions that participate exclusively in closed payment schemes as issuers of electronic currency and issuers of post-paid payment instruments must comply with a minimum paid-in capital of R$3.0 million.

On March 11, 2022, the Brazilian Central Bank issued Resolutions No. 197 or BCB Resolution 197/2022, 198, 199, 200, 201 and 202, a new set of rules which established the new prudential framework applicable to payment institutions. The new prudential requirements will be enforceable according to an implementation calendar, with full implementation taking place in January 2025. Pursuant to the new prudential regulatory framework, prudential conglomerates integrated by at least one institution that performs a payment service shall be classified into one of the following types, provided for in Article 2 of BCB Resolution 197/2022:

•        Type 1:    prudential conglomerate led by a financial institution.

•        Type 2:    prudential conglomerate led by a payment institution and not integrated by a financial institution or any other institution authorized to operate by the Brazilian Central Bank subject to the Law 4,595/1964 or Brazilian Federal Law No. 10,194, of February 14, 2001, as amended, or “Law 10,194/2001.”

•        Type 3:    prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Brazilian Central Bank subject to Law 4,595/1964 or Law 10,194/2001. We are a Type 3 prudential conglomerate.

According to the Brazilian Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure a greater capacity to absorb unexpected losses. This treatment consists in deducting from the regulatory capital calculation the assets of the institution that, in situations of financial stress, have few or no value for maintaining the operation of the institution, in addition to considering debt instruments eligible to compose the Tier I and Tier II Reference Equity.

Moreover, the new rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (such as the conglomerate led by PicPay Brazil), recognizing the peculiarities of payment services and their different legal status, and give specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets (RWASP) was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, comprising the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation. Furthermore, as of January 1, 2025, CMN Resolution 4,966/2021

became effective. Such Resolution establishes new rules related to loan loss provisions that may affect regulatory capital requirements applicable to us. For more information about the new framework provided by such regulation, see “— Recent Developments on Loan Loss Provision Rules Applicable to Regulatory Reporting.”

With respect to prudential segmentation, this also applies to Type 3 conglomerates, such as the conglomerate led by PicPay Brazil. Based on their size and complexity, Type 3 conglomerates are classified between S2 and S5 and comply with the prudential rules of the respective segment. As of the date of this prospectus, the conglomerate headed by PicPay Brazil is included in the S3 segment.

Type 2 conglomerates are subject to simplified payments, credit and market components of their risk weighted assets, for the purposes of calculating regulatory capital, given that such conglomerates are subject to less complexity and risks. Type 1 conglomerates, on the other hand, also have the RWASP component, with the exception of S1 institutions.

As a result of Public Consultation No. 80, held on May 12, 2022, the Brazilian Central Bank issued Resolution No. 229, or “BCB Resolution 229/2022,” which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or “RWACPAD.” The new prudential framework is more sensitive to credit risk, as BCB Resolution 229/2022 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. In connection with residential real estate financing, for example, instead of using a single risk weighting factor, the risk weighting factors under BCB Resolution 229/2022 varies based on certain objective parameters, allowing less risky exposures to credit risk to have lower capital requirements.

These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the Basel Committee for Banking Supervision, or “BCBS,” and integrate in the framework known as “Basel III” into the Brazilian banking and finance regulations. The recommendations of the BCBS have the purpose to harmonize the prudential regulation adopted by its members.

In addition to the changes introduced by BCB Resolution 299/2022, on August 20, 2024, the Brazilian Central Bank released Public Consultation No. 102 introducing further updates to the regulatory framework for market risk capital requirements, aligning Brazilian regulations with Basel III’s Fundamental Review of the Trading Book (FRTB). The proposal includes amendments to CMN Resolution 4,958/2021, BCB Resolution No. 200, of 2022, and a new BCB resolution creating the risk-weighted assets (RWA) portion for market risk, or RWASENS.

The RWASENS framework introduces a standardized approach to calculate capital requirements for market risk exposures in trading books, replacing the existing exposure-based methodology with a sensitivity-based model. The calculation consolidates sensitivities to risk factors, including interest rates, credit spreads, equities, commodities, and exchange rates, weighted by specific risk coefficients. The formula also incorporates three correlation scenarios (high, medium, and low) and a residual risk add-on (RRAO).

Further, on September 24, 2024, the Brazilian Central Bank released Public Consultation No. 106, focusing on prudential conglomerates. The proposals include liquidity management improvements within conglomerates, updates to leverage ratio requirements, and new disclosure standards for prudential information on a sub-consolidated basis. The changes aim to optimize supervisory effectiveness, enhance capital quality, and improve risk mitigation strategies.

Regulation of Credit Cards and Prepaid Payment Accounts

With the enactment of BCB Resolution 96/2021, the Brazilian Central Bank amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts).

Among other measures, BCB Resolution 96/2021 eliminated the list of minimum consumer registration information for opening prepaid and postpaid payment accounts. Each institution now has discretion, subject to the Brazilian Central Bank supervision, to determine what information it will require from the consumer, depending on its profile. Such Resolution also established new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

In addition, BCB Resolution 96/2021:

•        revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and fees;

•        defined minimum provisions that must be included in the account agreements; and

•        mandated that the institution sends or makes available to the consumer, through physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the consumer (among the options made available by the institution).

On December 21, 2023, the Brazilian Central Bank issued Resolution No. 365, which amended BCB Resolution 96/2021 and established requirements for the information that must be included in the credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (e.g. highlighted area, payment alternatives and complementary information). This Resolution entered into force on July 1, 2024.

Compliance and Internal Controls

All Brazilian financial and payment institutions must maintain internal guidelines and procedures to control their financial, operational and managerial information systems and shall comply with applicable legislation. CMN Resolution No. 4,595 of August 28, 2017, states that Brazilian financial institutions must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. BCB Resolution No. 65, of January 26, 2021, sets forth similar rules for Brazilian payment institutions.

On November 25, 2021, the CMN also issued Resolution No. 4,968, or “CMN Resolution 4,968/2021,” which revoked, as of January 1, 2022, the previous CMN Resolution No. 2,554, of September 24, 1998, or “CMN Resolution 2,554/1998.”

According to a statement issued by the CMN, CMN Resolution 2,554/1998 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of such international document. In this context, with the enactment of CMN Resolution 4,968/2021, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control — Integrated Framework, of 2013.

In addition, CMN Resolution 4,968/2021 also sought to enhance the responsibilities attributed to the senior management of financial institutions, especially to the board of directors, as well as to detail the responsibilities of the executive office. CMN Resolution 4,968/2021 provides that financial institutions must designate an officer responsible for internal controls matters (who may perform other duties within the institution, as long as there is no conflict of interest).

Finally, it should be noted that CMN Resolution 4,968/2021 expressly provides that its provisions do not apply to payment institutions. As of the date of this prospectus, no equivalent rules applicable to payment institutions on this matter have been issued by the Brazilian Central Bank.

Insolvency Regimes

Brazilian financial and payment institutions authorized by the Brazilian Central Bank are subject to the resolution regimes that the Brazilian Central Bank may apply, which are set forth in: (i) Brazilian Federal Law No. 6,024, of March 13, 1974, as amended, or “Law 6,024/1976,” which provides for intervention and extrajudicial liquidation; (ii) Decree-Law No. 2,321, of February 25, 1987, as amended, or Decree-Law 2,321/1987, which provides for the temporary special administration regime (regime de administração especial temporária), or “RAET”; and (iii) Brazilian Federal Law No. 9,447, of March 14, 1997, as amended, or “Law 9,447/1997,” which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy, set forth in Brazilian Federal Law No. 11,101, of February 9, 2005, as amended, or “Law 11,101/2005,” apply secondarily to the extrajudicial liquidation regime.

The Brazilian Central Bank is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervenor or liquidator, or in the authorization of specific acts set forth by law. The Brazilian Central Bank is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

On January 24, 2024, the Brazilian Central Bank released Public Consultations No. 98/2024 and 99/2024, with regulatory proposals for the recovery and resolution planning process of financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The public consultations also aim to regulate the debate on the content, preparation and submission to the Brazilian Central Bank of the Recovery and Organized Exit Plan (PRSO).

The proposals aim to promote greater adherence by Brazil to the best international practices regarding the resolution of financial institutions and to introduce a significant improvement in the way financial institutions prepare to face potential crisis situations, establishing more refined recovery and resolution planning. If approved, such proposals will require institutions to present consistent and testable strategies for re-establishing their viability in the events of recovery and irreversible viability. In the event of resolution, the orderly discontinuation of these institutions is intended to ensure the stability of the National Financial System (SFN), the Brazilian Payment System (SPB) and the real economy.

The proposed regulation is expected to apply to institutions in Segment S1, which, according to prudential regulations, is comprised of banks with a size equal to or greater than 10% of the Brazilian Gross Domestic Product (GDP) or relevant international activity.

Moreover, the proposed regulation will be applicable to all entities that are part of the prudential conglomerate and entities belonging to an economic group that perform core business segments, essential services, critical functions or critical services, and may be extended to institutions authorized to operate by the Brazilian Central Bank that perform critical functions, as assessed by the Brazilian Central Bank.

Intervention

Pursuant to Law 6,024/1974, the Brazilian Central Bank has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian government. According to Article 2 of Law 6,024/1974, an intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

•        due to mismanagement, the institution has suffered losses leaving creditors at risk;

•        the institution has consistently violated Brazilian banking laws or regulations; and

•        such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws authorize — with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically, according to Article 6 of Law 6,024/1974: (i) suspend the enforceability of payable obligations; (ii) suspend maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank, according to Article 4 of Law 6,024/1974.

The intervention ceases, according to Article 7 of Law 6,024/1974: (i) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank; (ii) when the situation of the institution is normalized, as determined by the Brazilian Central Bank; or (iii) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Law 11,101/2005. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Brazilian Central Bank has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Brazilian Central Bank, including to complete pending business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases, according to Article 19 of Law 6,024/1974: (i) by decision of the Brazilian Central Bank, in the following cases: (a) full payment of unsecured creditors; (b) change of the institution’s corporate purpose to an economic activity that is not part of the SFN; (c) transfer of the institution’s corporate control; (d) conversion into ordinary liquidation; (e) exhaustion of the institution’s assets through complete distribution of the proceeds among the creditors, even if the claims are not paid in full; or (f) illiquidity or difficult realization of the institution’s remaining assets, recognized by the Brazilian Central Bank; or (ii) if the institution is declared bankrupt. Only the liquidator can file for bankruptcy, subject to the authorization of the Brazilian Central Bank. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Temporary Special Administration Regime (RAET)

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Brazilian Central Bank determines the duration of the RAET. Depending on the circumstances of each case, the RAET ceases, according to Article 14 of the Decree-Law 2,321/1987: (i) if the Brazilian government takes over the control of the institution due to social interest; (ii) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (iii) once the institution resumes its usual activities; or (iv) upon the adjudication of extrajudicial liquidation of the institution.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of Law 11,101/2005, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order, provided by Article 83 of Law 11,101/2005:

•        labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;

•        secured claims up to the encumbered asset value;

•        tax claims, regardless of their nature and commencement of time, except tax penalties;

•        claims with special privileges;

•        claims with general privileges;

•        unsecured claims;

•        contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

•        subordinated claims.

Super-priority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under Law 11,101/2005, are paid with preference over pre-petition claims.

Anti-Money Laundering

Our activities are subject to Brazilian laws and regulations relating to anti-money laundering, terrorism financing and other potentially illegal activities, or “AML/CFT.” These rules require financial and payment institutions to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

BCB Circular No. 3,978, of January 23, 2020, as amended, or “BCB Circular 3,978/2020,” which amended and restated the provisions related to the AML/CFT, require financial and payment institutions to:

•        identify consumers;

•        record transactions;

•        monitor events and report them to the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras, or “COAF”;

•        conduct business with politically exposed persons;

•        establish and maintain relationships with financial institutions and foreign correspondents;

•        train employees; and

•        appoint the officer responsible for the implementation and enforcement of these measures.

BCB Circular 3,978/2020, as amended by Resolution No. 119 of July 27, 2021, adopted a risk-based approach for dealing with AML/CFT. The regulated institutions have discretion to determine which procedures will be adopted for each client, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business.

Money laundering involves the transformation of unlawfully obtained funds into legitimate assets, obscuring the true origins of the money. This practice typically consists of three main stages: placement, layering, and integration. In Brazil, money laundering is a crime pursuant to Federal Law No. 9,613/98 (the “Brazilian Anti-Money Laundering Law”).

It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian Anti-Money Laundering Law also created the COAF, which is the Brazilian entity responsible for overseeing the so-called “gatekeepers.” Under the Brazilian Anti-Money Laundering Law, “gatekeepers” are legal entities that are legally required to have enhanced anti-money laundering controls and are subject to reporting obligations in view of the potential money laundering risks associated with the activities they are involved in. These obligations include, for example, the requirement to report suspicious transactions and to maintain Know-Your-Client databases for their clients. Under the definition provided by the Brazilian Anti-Money Laundering Law, we are considered a “gatekeeper,” and are therefore subject to enhanced anti-money laundering requirements.

Sharing Information on Indications of Fraud

On October 4, 2023, the Brazilian Central Bank issued Resolution No. 343, or “BCB Resolution 343/2023,” establishing the necessary measures for sharing data and information on indications of fraud as established by CMN and Brazilian Central Bank Joint Resolution No. 6, of May 23, 2023, or “Joint Resolution 6/2023.”

Joint Resolution 6/2023 sets forth the requirements for sharing data and information on indications of fraud. In addition, BCB Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Brazilian Central Bank should consider signs of actual or attempted fraud in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.

The new rules also establish the minimum set of data and information that must be retained. In this context, records containing indications of actual or attempted fraud must contain (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the indications of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder, if the activity is a payment service.

Fraud Prevention in the Provision of Payment Services

On September 23, 2021, the Brazilian Central Bank issued Resolution No. 142, or “BCB Resolution 142/2021,” which set forth measures to be adopted by institutions to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Brazilian Central Bank and payment institutions that are members of the SPB. According to Article 2 of BCB Resolution 142/2021, such institutions shall limit to a maximum of R$1,000.00 per deposit account or prepaid payment, the provision of payment services for the period from 8:00 pm to 6:00 am. Such limit may be changed at the consumer’s request, formalized in the channels of electronic service; however, the institution must establish a minimum period of 24 hours for the effecting the increase.

Subject to the guidelines provided by BCB Resolution 142/2021, institutions must implement:

•        procedures intended for the evaluation of the consumer prior to the offer of anticipation service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and

•        daily records of the occurrences of fraud or attempted fraud in the provision payment services, including the corrective measures adopted.

Based on these records, institutions must prepare a monthly report consolidating the occurrences and measures preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the Executive Board and the Board of Administration, if any.

Politically Exposed Persons

BCB Circular 3,978/2020 and CVM Resolution 50/2021 define Politically Exposed Persons as any government agent who in the last five years have held or is holding, in Brazil or in foreign territories, relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons. Article 27 of BCB Circular 3,978/2020 and Article 1 of Annex A of CVM Resolution 50/2021 specifically list which government agents and persons fall under the definition of Politically Exposed Persons. This list must always be considered by financial and payment institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM.

Pursuant to BCB Circular 3,978/2020 and CVM Resolution No. 50, of August 31, 2021, as amended, or “CVM Resolution 50/2021,” payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM are required to obtain sufficient information from their consumers to identify any Politically Exposed Persons from their consumer base and monitor their transactions accordingly.

BCB Circular 3,978/2020 and CVM Resolution 50/2021 establish that the internal procedures developed and implemented by the payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM, subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such consumers’ transactions.

Transactions with Related Parties

Paragraph 4, article 34 of Law 4,595/1964 as amended by Brazilian Federal Law No. 13,506, of November 13, 2017, as amended, or “Law 13,506/2017,” restricts financial institutions from conducting credit transactions with related parties. Pursuant to Article 2 of CMN Resolution 4,693/2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:

•        its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Brazilian Federal Law No. 6,404, of December 15, 1976, as amended, or “Brazilian Corporation Law”;

•        its officers and members of statutory or contractual bodies;

•        spouses, partners and blood relatives up to the second degree of the aforementioned individuals;

•        its individual shareholders with participation equal to or greater than 15% in its capital; and

•        its legal entities:

•        with participation equal to or greater than 15% in the financial institutions’ corporate capital;

•        in which capital stock the financial institution holds directly or indirectly stakes equal to or greater than 15%;

•        in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and

•        with a common officer or board member in relation to the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed:

•        transactions carried out under market conditions, without additional benefits or privileges when compared to transactions executed with other consumers of the same profile of the respective institutions;

•        transactions performed with companies controlled by the Brazilian government, in the case of federal public financial institutions;

•        credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of Article 10, V, of Law 4,595/1964, in the case of banking financial institutions;

•        interbank deposits;

•        obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Brazilian Central Bank or by the CVM; and

•        other cases authorized by CMN Resolution 4,693/2018.

According to CMN Resolution 4,693/2018, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Federal Law No. 7,492, of June 16, 1986, as amended, or “Law 7,492/1986,” which regulates crimes against the SFN, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by Law 4,595/1964 and CMN Resolution 4,693/2018.

Punitive Sanctions

Legal violations under Brazilian payments, banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be separately prosecuted under all three legal spheres, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law 13,506/2017, BCB Resolution No. 131, of August 20, 2021, as amended, or “BCB Resolution 131/2021,” and CVM Resolution No. 45, of June 18, 2019, as amended, or “CVM Resolution 45/2021,” regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Brazilian Central Bank and the CVM.

Law 13,506/2017 establishes the following provisions:

•        sets fines imposed by the Brazilian Central Bank of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;

•        limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

•        provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;

•        temporarily bans offending individuals from serving in any managerial capacity for financial institutions;

•        imposes coercive or precautionary fines of up to R$100,000.00 per day, subject to a maximum period of 30 days in punitive fines;

•        defines the scope of the Brazilian Central Bank’s regulatory authority;

•        prohibits the offending institutions themselves from participating in the markets;

•        provides for a penalty of “public admonition” in place of “warning,” imposed by the Brazilian Central Bank;

•        empowers the Brazilian Central Bank to enter into cease-and-desist commitments;

•        empowers the Brazilian Central Bank and the CVM to enter into administrative agreements;

•        provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and

•        redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors: gains obtained or attempted to be gained by the offender; economic capability to comply; severity of the offense; actual losses; any recurrence of the offense; and the offender’s cooperation with the investigation.

Law 7,492/1986 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law 7,492/1986 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law 7,492/1986 will be subject to detention and/or pecuniary fines.

Law No. 6,385/1976 also imposes imprisonment and/or fines for banking or securities infractions.

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions), and Brazilian Central Bank Resolution No. 93, of May 6, 2021 (applicable to payment institutions), establish rules that govern internal audits at financial institutions and others authorized to operate by the Brazilian Central Bank. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers or an independent auditor provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No., 4,910 of May 27, 2021, as amended, or “CMN Resolution 4,910/2021,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in by the Brazilian Central Bank. After such auditors have issued opinions auditing the financial statements of a certain financial institution for up to five complete and consecutive fiscal years, such auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. BCB Resolution No. 130, of August 20, 2021, as amended, or “BCB Resolution 130/2021,” applicable to payment institutions, also contains provisions in this regard.

CMN Resolution 4,910/2021 and BCB Resolution 130/121, respectively, require financial institutions (and other institutions licensed to operate by the Brazilian Central Bank) and payment institutions to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they, according to Article 8 of CMN Resolution 4,910/2021, (i) are registered as a publicly-held company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (iii) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Ombudsman

Pursuant to CMN Resolution No. 4,860 and BCB Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their consumers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman himself).

The ombudsman department has the following main responsibilities, according to Articles 6 and 12 of CMN Resolution No. 4,860: (i) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from consumers and users of the institution’s products and services; (ii) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (iii) sending a final answer within the applicable deadline; (iv) keeping the board of directors or, if one does not exist, the board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the institution’s officers to resolve them; and (v) preparing and sending, to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers), a semiannual quantitative and qualitative report on the ombudsman department’s activities and its performance.

Whistleblowing and Hotline

Pursuant to CMN Resolution No. 4,859, of October 23, 2020, financial institutions and other institutions licensed to operate by the Brazilian Central Bank are required to have a whistleblower hotline (canal de denúncias), through which their employees, consumers, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at least, the following information relating to each reported event: (i) number of reported events and their nature; (ii) the departments that handled them; and (iii) the average timeframe and relevant measures adopted to solve them. Such reports must be approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers and made available to the Brazilian Central Bank for at least 5 years.

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029, of September 26, 2019, as amended, or “Decree 10,029/2019,” of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Brazilian Central Bank. Following the enactment of Decree 10,029/2019, the Brazilian Central Bank published, on January 22, 2020, Circular No. 3,977, or “BCB Circular 3,977/2020,” which generally recognized as an interest of the Brazilian government the foreign holding of equity or increase in equity interest in any financial institution headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of any local branch of foreign financial institutions.

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution 5,043/2022, financial institutions may only, directly or indirectly, hold equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Brazilian Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, according to Article 2 of CMN Resolution 5,043/2022, this requirement does not apply to (i) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (ii) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution 4,970/2021 (applicable to financial institutions, such as PicPay Bank and Crednovo, and to securities brokerage and dealership firms, such as PicPay Invest) and the provisions of BCB Resolution 81/2021 (applicable to payment institutions, such as PicPay Brazil), the change, transfer or modification of the control of financial or payment institutions authorized by the Brazilian Central Bank must be submitted to the prior approval of the Brazilian Central Bank in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, such acquisitions shall be notified to the Brazilian Central Bank, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case of any irregularities.

Open Finance

According to CMN and Brazilian Central Bank Joint Resolution No. 1, of May 4, 2020, as amended, Open Finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Brazilian Central Bank, at their consumers’ discretion, through the opening and integration of their systems. Therefore, Open Finance is considered by the Brazilian Central Bank as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

On February 23, 2023, the Brazilian Central Bank issued Resolution No. 294, which came into effect on April 1, 2023, establishing, among other aspects, technical requirements, and operational procedures for the Open Finance implementation in Brazil. The main change introduced by this rule is related to the scope of the monitoring function assigned to the governance structure responsible for implementing Open Finance.

On October 26, 2023, the Brazilian Central Bank issued Joint Resolution No. 7, which came into effect on October 30, 2023, and simplifies the process of renewing consents for data sharing in Open Finance. To ease the process for clients, the new rule allows participating institutions to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision allowing clients to revoke their consent at any time.

On July 4, 2024, the Brazilian Central Bank issued Joint Resolution No. 10, modifying the rules governing participation in the Open Finance system. Such changes specifically affect the integration and operational requirements within this ecosystem, particularly in relation to the Pix payment system.

Previously, participation in Open Finance was mandatory only for certain financial institutions, primarily large banks and institutions with significant market share. However, under the new rules, the mandatory participation threshold has been decreased, extending the obligation to a broader range of financial institutions and payment institutions of different sizes.

Starting January 2025, only institutions with more than five million customers are required to participate in data sharing within the open finance ecosystem, while smaller institutions will have the option to opt-in voluntarily. Furthermore, for payment initiation services, participation will no longer be mandatory for all account-holding institutions and only payment initiation service providers and mandatory Pix participants will be required to be involved.

Additionally, the new regulations introduced streamlined procedures for connecting to the Pix payment system, reducing the technical and administrative burden on institutions through simplified integration protocols and reduced requirements for data sharing, with the purpose to facilitate easier and faster participation in the Pix payment scheme.

Nevertheless, Open Finance is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Brazilian Central Bank, which are still ongoing. Consequently, some of the applicable requirements and standards that will need to be complied with by Open Finance participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Brazilian Central Bank itself.

Regulation on Payment Arrangement Receivables

On June 27, 2019, the CMN enacted Resolution No. 4,734, or “CMN Resolution 4,734/2019,” and the Brazilian Central Bank issued Resolution No. 264 on November 25, 2022, or “BCB Resolution 264/2022,” which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (SPB); (ii) credit transactions guaranteed by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this regulatory framework, the Brazilian Central Bank sought to provide greater efficiency and security for the prepayment, discount and credit transactions guaranteed by receivables from payment arrangements, increasing competition and thus reducing the cost of credit.

CMN Resolution 4,734/2019 and BCB Resolution 264/2022 introduced a number of relevant changes to transactions involving receivables from credit and debit cards, including to the prepayment of such receivables by acquirers, which are subject to new procedures, as well as to the assignment of these receivables. Credit transactions guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the creation of liens and encumbrances on the receivables.

BCB Resolution 264/2022 deals in particular with the procedures for the registration of receivables from credit and debit cards. BCB Resolution 264/2022 requires a convention among market infrastructures, which guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure.

With the enactment of CMN Resolution 4,734/2019 and BCB Resolution 264/2022, the Brazilian Central Bank sought to increase transparency and competition in the use and acquisition of receivables from payment arrangements in credit transactions.

Foreign Exchange

On December 30, 2021, Brazilian Federal Law No. 14,286, or the “New Foreign Exchange Law,” was published and entered into effect on December 31, 2022. Such law regulates Brazilian capital abroad and foreign capital in the country.

The main purpose of the New Foreign Exchange Law is to regulate the Brazilian FX market, which is subject to complex regulation, as well as correct certain inconsistencies, modernize the system and enhance innovation and competition.

According to the Brazilian Central Bank, the new legislation has a positive impact on the attraction of foreign capital, both for investment in the financial and capital markets and for direct investment, including long-term investments and investments in infrastructure projects and concessions. In addition to greater international insertion, the New Foreign Exchange Law contributes to a greater use of the Brazilian real internationally, facilitating the use of the domestic currency in international financial operations, such as the permission for the entry and remittance of payment orders in Brazilian reais from Brazilian reais denominated accounts of foreign institutions held in banks located in Brazil.

The new legislation also consolidates more than 40 legal provisions issued over the last 100 years, which previously totaled more than 400 articles (many of which contained archaic language). The new legislation is more concise, with 29 articles and has an updated language, which is expected to bring more legal certainty to this subject. Additionally, the New Foreign Exchange Law seeks the simplification of the operational and legal structures of foreign exchange market participants, with more efficiency in the operations and provision of certain information as determined by the Brazilian Central Bank.

Moreover, pursuant to article 15 of the New Foreign Exchange Law, Brazilian financial institutions will also be allowed to allocate, invest and use the funds raised in Brazil and abroad, with the purpose to carry out credit and financing transactions, both in Brazil and abroad, provided that the regulatory and prudential requirements established by the CMN and by the Brazilian Central Bank are observed.

In addition, the rules for transactions carried out by individuals will also be subject to certain changes, such as the permission for individuals to trade foreign individuals on an occasional, non-professional basis, with a limit of up to US$500.00, as provided by Article 19 of the New Foreign Exchange Law which is currently forbidden. Also, the amount that travelers entering or leaving Brazil must declare they have in cash, was also increased to US$10,000, or its equivalent in other currencies, as provided by paragraph 1, Article 14, of the New Foreign Exchange Law.

In order to regulate the New Foreign Exchange Law, CMN issued Resolution No. 5,042, that came into force on December 31, 2022, with the purpose to establish general guidelines applicable to the foreign exchange transactions. The Brazilian Central Bank also issued Resolutions No. 277, 278, 279, 280 and 281, which came into force on December 31, 2022. Furthermore, certain provisions of BCB Resolution No. 348, which was published on October 19, 2023, came into effect on November 1, 2023. This resolution superseded certain transitional provisions that were previously set forth in BCB Resolution No. 281, providing (among other aspects) that the execution of simultaneous foreign exchange transactions will no longer be required for foreign direct investments and granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction. Foreign exchange transactions must still be followed in investments performed by non-resident investors in the Brazilian capital and finance markets.

On December 3, 2024, the Brazilian Central Bank and the CVM issued Joint Resolution No. 13, establishing a new regulatory framework for foreign investors in the financial and securities markets. This new rule has the purpose to simplify and modernize procedures for non-resident operations in Brazil, enhancing efficiency in line with international best practices. Such rule replaced previous resolutions, such as CMN Resolution No. 4,373, dated September 29, 2014. The main changes established by Joint Resolution include equalizing the minimum registration requirements for resident and non-resident investors, eliminating the need for non-resident individual investors to appoint a representative in Brazil or register with the CVM for certain operations, and expanding the use of non-resident checking or payment accounts for financial investments. In addition, such rule removes the requirement for mandatory simultaneous foreign exchange operations for investment conversions and the need to register such investments in the RDE-Portfolio system. Such measures have the purpose to provide greater clarity and security for investors, particularly regarding changes in residency. Joint Resolution No. 13 came into effect on January 1, 2025.

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, our subsidiaries are also subject to laws relating to internet activities, e-commerce and data protection, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965, of April 23, 2014, as amended, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet consumers, and obligations relating to internet service providers. This law exempts intermediary platforms such as PicPay Brazil from liability for user generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities.

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078, of September 11, 1990, as amended (Código de Defesa do Consumidor) or the Consumer Protection Code, which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Consumer and User Relations

On October 18, 2021, the Brazilian Central Bank issued Resolution No. 155, or “BCB Resolution 155/2021,” which sets forth rules and procedures regarding the relationship with consumers and users of products and services by payment institutions authorized to operate by the Brazilian Central Bank. Such new resolution became effective on October 1, 2022.

BCB Resolution 155/2021 establishes certain new rules, which mainly have the purpose to ensure a fair and equitable treatment at all stages of the relationship with institutions that provide financial and payments services, as well as an alignment between the service providers’ and consumers’ interests.

Pursuant to BCB Resolution 155/2021, payment institutions authorized to operate by the Brazilian Central Bank must also draft and implement an institutional policy for their relationship with consumers. This new policy must consolidate guidelines, strategic objectives and organizational values to ensure that its activities are guided by ethical principles, accountability, transparency and diligence. Moreover, BCB Resolution 155/2021 provides that payment institutions authorized to operate by the Brazilian Central Bank must appoint to a director that will be responsible for compliance with the obligations provided by BCB Resolution 155/2021.

Finally, BCB Resolution 155/2021 sets forth other obligations of payment institutions authorized to operate by the Brazilian Central Bank, such as observing transparency and suitability rules, which are aligned with certain requirements already established for financial institutions.

Data Privacy and Protection

Consumer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet, bank secrecy laws (Complementary Law 105/01 c/c/ Article 17 of CMN Resolution 4,282/2013) and the Brazilian Federal Law No. 13,709, of August 14, 2018, as amended (Lei Geral de Proteção de Dados Pessoais), or “LGPD.” We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of consumer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our consumers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet consumers, for example regarding the retention period for consumers’ log information.

The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data treated in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados — “ANPD”), an authority that oversees the compliance with the rules on data protection.

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

Bank Secrecy

Brazilian financial and payment institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, as amended. These institutions are required to maintain the secrecy of their transactions and services, except for certain events, including: (i) disclosure of confidential information upon the express consent of the interested parties; (ii) exchange of information between financial institutions for recording purposes; (iii) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (iv) communication of criminal or administrative offenses to competent authorities; and (v) if the they are responsible for withholding and paying contributions, remittance of information to the Brazilian Internal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Recent Developments on Revolving Credit (Crédito Rotativo) Regulations

Over the past few years, several bills of law with the purpose to regulate the limitation revolving credit (crédito rotativo) and other types of credit applied on the financing of the outstanding balance of credit card invoices in Brazil have been presented in the National Congress, since the general perception is that this type of credit significantly burdens the consumer of financial services in Brazil (according to data provided by the Brazilian Central Bank, revolving credit rates in June 2022, averaged 440% per annum).

In this context, on October 3, 2023, Brazilian Federal Law No. 14,690, or “Law 14,690/2023,” determined that credit card issuers must submit for the approval of the CMN any regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and its installments (parcelado do rotativo).

With the enactment of Law 14,690/2023, the Brazilian Central Bank regulated, through CMN Resolution No. 5,112, of December 21, 2023, or “CMN Resolution 5,112/2023,” the limitation provided for in Law 14,690/2023, which sets forth that the total amount charged by institutions that grant financing through revolving credit and/or its installments as interest and financial charges may not exceed the original amount of the debt financed. This limitation applies to all issuers of credit cards and other post-paid payment instruments.

Overall, CMN Resolution 5,112/2023 provides the following:

•        all revolving credit operations and debt or invoice installment payments by issuers, as well as any renegotiation of these operations by issuers, will now be subject to the limit on interest and charges based on the original value of the debt;

•        such limit applies to each new revolving credit operation or its installments with interest. In other words, each issuer must have a control per financed operation (revolving credit or installment credit with interest) in order to prevent the interest on these operations from exceeding the interest limit imposed by Law 14,690/2023; and

•        civil default interest and contractual fines resulting from penal clauses (imposed for late payments), as well as other fees and commissions incident to the financing operation, make up the calculation of interest that will be subject to the limit mentioned therein.

CMN Resolution 5,112/2023 also ensures that credit card issuers and holders can renegotiate the financing provided that the total amount charged as interest and financial charges applicable to each renegotiation does not exceed the amount of the debt originally constituted.

The rule provides that the original amount of the debt as well as the total amount charged as interest and financial charges applicable to each financing operation must be detailed in the respective statements and invoices in connection with current regulations (i.e., CMN Resolution No. 5,004, of March 24, 2022, and BCB Resolution 96, of May 19, 2021).

CMN Resolution 5,112/23 came into force on July 1, 2024 (with the exception of its article 1, that came into force on the date of its publication). However, considering the provisions of the Law 14,690/2023, the interest rate limitation applies only to any new financing (revolving and its installments) agreed as of January 3, 2024. Financing operations agreed up to this date follow previous rules.

The provisions of CMN Resolution 5,112/2023 applied throughout the year of 2024. However, as Law 14,960/2023 sets forth that relevant stakeholders may submit to the Brazilian Central Bank a self-regulation proposal that can be reviewed on an annual basis, it is possible that in the next year such self-regulation is further approved by the Brazilian Central Bank and adopted as the market standard instead of the provisions of CMN Resolution 5,112/2023 (subject to the limitations provided in Law 14,960/2023).

ESG Aspects in Regulated Institutions

On March 27, 2024, the Brazilian Central Bank released Public Consultation No. 100/2024, with the purpose of obtaining contributions and information to improve the regulation establishing the disclosure of the Social, Environmental and Climate Risks and Opportunities Report, or the GRSAC Report. Through questions on selected topics relevant to the improvement of the GRSAC Report rules, the public consultation seeks a targeted and efficient way of establishing quantitative requirements.

As part of the “Sustainability” dimension of the BC# Agenda, the GRSAC Report aims to discipline the market through transparency, enabling depositors, investors and the general public to know and compare the level of exposure to social risk, environmental risk and climate risk of financial institutions, as well as the prudential treatment given to them, in addition to the opportunities perceived in relation to these issues.

The Brazilian Central Bank has been progressively implementing transparency requirements. On November 21, 2024, the CMN issued Resolution No. 5,185, which requires larger financial institutions to prepare and disclose a report of financial information related to sustainability together their financial statements. Such report must comply with the International Sustainability Standards Board’s IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and IFRS S2 (Climate-related Disclosures) pronouncements, as well as with the Brazilian Sustainability Pronouncements Committee (CBPS)’s Technical Pronouncement 01 and 02 on the same matters. Such requirement is applicable to institutions that disclose consolidated annual financial statements in accordance with the international accounting standards of the International Accounting Standards Board (IASB), including publicly traded companies and leaders of prudential conglomerates in the S1, S2, or S3 segments, such as us. Consequently, institutions that voluntarily publish consolidated financial statements must also disclose the sustainability report, which must be verified by an independent auditor. Resolution No. 5,185 came into force on January 1, 2025, with the disclosure obligation beginning in 2026 for institutions registered as publicly-held companies or in the S1 or S2 segments, and in 2028 for institutions in the S3 segment and those that voluntarily publish consolidated financial statements. Early voluntary adoption is permitted.

Recent Developments on Loan Loss Provision Rules Applicable to Regulatory Reporting

For regulatory reporting purposes, financial institutions and other institutions authorized to operate by the Brazilian Central Bank must classify credit transactions (e.g., loans) in ascending order of risk. In this regard, such entities must make loan loss provisions in amounts sufficient to cover probable losses on the realization of the loans, pursuant to CMN Resolution No. 2,682, of December 21, 1999, or CMN Resolution 2,682/1999.

On November 25, 2021, CMN issued Resolution No. 4,966, or CMN Resolution 4,966/2021, establishing new accounting standards and criteria applicable to financial instruments, as well as the designation and recognition of hedge accounting by financial institutions and other licensed entities, including loan loss provisions regulated under CMN Resolution 2,682/1999. In summary, the regulation’s target is to align accounting practices of Brazilian financial institutions with the International Financial Reporting Standards (IFRS), which are globally adopted. CMN Resolution 4,966/2021 is set to enter into force in stages and revoke CMN Resolution 2,682/1999. Except for specific provisions which will enter into force as of January 1, 2027, the key aspects of CMN Resolution 4,966/2021 have entered into force as of January 1, 2025.

Since the enactment of CMN Resolution 4,966/2021, financial institutions have been discussing new parameters for loan loss provisions. To ensure the proper calculation of expected losses and homogeneous application of regulations by all institutions, on April 11, 2024, the Brazilian Central Bank issued Normative Instruction No. 464, providing for the criteria to be followed when estimating the parameters for measuring the expected losses associated with credit risk addressing the main issues under discussion.

Recent Developments on Interest Rates Limitations

On June 28, 2024, Law No. 14,905, or Law 14,905/2024, was enacted with the purpose of amending the Brazilian Civil Code to clarify interest rates limitations that are applicable for non-financial institutions in Brazil.

With the enactment of Law 14,905/2024, which came into force sixty days after the date of its publication, the current article 406 of the Brazilian Civil Code now provides that when interest on debts is not agreed, or when it is determined by law, interest on debts for the year will correspond to the legal rate, which consists of the benchmark rate of the SELIC, less the monetary update index of the Expanded Consumer Price Index (IPCA) for the period.

Another significant development introduced by Law 14,905/2024 is that interest rates in general may be freely agreed upon, and exceeding the limits set forth in the Brazilian Usury Law, when the obligations are: (i) agreed between legal entities; (ii) represented by credit instruments or securities; (iii) entered into with financial institutions and other institutions authorized to operate by the Brazilian Central Bank (e.g., PicPay Brazil, PicPay Bank, PicPay Invest and/or Crednovo), investment funds (e.g., FIDCs) or clubs; or (iv) carried out in the financial, capital or securities markets.

Recent Developments on Compensation Rules for the Management of Brazilian Regulated Institutions

In September and November 2024, the Brazilian Central Bank and the National Monetary Council introduced new regulations addressing the compensation policies for officers of financial institutions, payment institutions, and other entities under its authorization. These measures, outlined in CMN Resolution No. 5,177 and BCB Resolution No. 432, which came into force on January 1, 2025, replaced the previous CMN Resolution No. 3,921, in effect since 2010. The new framework introduces enhancements aimed at aligning the current regulation with international standards for governance, risk management, and transparency, while expanding the applicability of these rules to smaller institutions.

A cornerstone of the new framework is the obligation for institutions to establish compensation policies that ensure variable compensation aligned with long-term performance and effective risk management. Among the key provisions, at least 50% of variable compensation must be paid in shares or equivalent instruments, and at least 40% of the total compensation must be deferred for a minimum period of three years. These deferred payments will be subject to malus mechanisms, which allows for reductions or cancellations in cases of financial losses or other adverse outcomes. Moreover, extraordinary payments to executives upon their departure are restricted unless they align with the institution’s risk and value creation frameworks.

Governance requirements under the new regulations are also enhanced. Larger institutions, particularly those listed as public companies or leaders within designated financial segments, are required to establish statutory compensation committees, which must include independent members and have the task to oversee the design and implementation of compensation policies. For smaller institutions, the responsibility for such functions may be assigned to the company’s Board of Directors.

The regulations also impose heightened transparency requirements. Institutions are now required to disclose annual reports detailing their compensation practices, which must include comprehensive descriptions of the performance metrics used, the mechanisms for risk adjustment, and the allocation of various compensation components.

By updating these rules, the National Monetary Council and Brazilian Central Bank seek to strengthen the governance and sustainability of regulated institutions, ensuring that compensation practices support prudent management and long-term stability across the sector.

Recent Developments on Banking as a Service (BaaS)

On October 31, 2024, the Brazilian Central Bank issued Public Consultation No. 108, which proposed the enactment of a joint resolution of the CMN and the Brazilian Central Bank. The proposed rule has the purpose to regulate the provision of Banking as a Service (BaaS) by financial institutions, payment institutions and other entities authorized by the Brazilian Central Bank.

The BaaS model, which has grown significantly in recent years, involves partnerships between authorized financial institutions and third-party entities to offer financial and payment services to consumers. The proposed regulation seeks to address the diverse and complex nature of such services, which have been governed by private contracts with several business rules.

The proposed regulation defines the scope of BaaS services, including the roles and responsibilities of the service providers and the entities that will benefit from the services, outlining principles such as risk prevention, promotion of efficiency and competition, innovation, financial inclusion, and adherence to legal and regulatory requirements. The intended regulation specifies the types of services that can be offered under BaaS, including account management, payment services, credit operations, as well as other related services and also details requirements for contracts between service providers and entities, including governance, risk management, data security and transparency.

Accordingly, the Brazilian Central Bank emphasized the responsibilities of service providers in areas such as customer identification, fraud prevention and compliance with anti-money laundering and counter-terrorism financing laws. Provisions are included to ensure clear communication and transparency with clients, including the handling of client demands and the maintenance of service quality. Such regulation also establishes mechanisms for ongoing monitoring and control to ensure compliance with the regulation, including periodic testing and audits.

Recent Developments on Naming Regulations for Authorized Institutions in Brazil

On February 13, 2025, the Brazilian Central Bank launched Public Consultation No. 117, with the purpose to require institutions to use terms in their names that clearly indicate their authorized activities. Pursuant to the potential new rule, institutions would be prohibited from using terms suggesting unauthorized activities or implying a different type of institution, such as “bank” for non-banking institutions.

Prudential conglomerates can use terms referring to their authorized activities or the name of a member institution, and member institutions can include the conglomerate’s name if they specify their authorization. The proposed rule determines a transition period for adaptation for existing entities.

The proposed resolution also forbids authorized institutions from partnering with entities that use misleading terms in their names. Institutions must clearly communicate their authorized activities and services in all communication channels and disclose their prudential conglomerate affiliation if applicable.

Recent Developments on Private Payroll Deduction Loans Rules

On March 12, 2025, the Brazilian government issued Provisional Order No. 1,292, which has the purpose to modernize the operations of private payroll deduction loans (crédito consignado privado) for formal workers. This measure amends Law No. 10,820, of December 17 2003, facilitating the use of digital platforms for the solicitation and management of these loans, increasing efficiency, security, and accessibility for workers.

Moreover, the new rules allow formal workers, including rural workers, domestic workers, and individual micro-entrepreneurs (MEI), to use the Digital Work Card application to request loans under more favorable conditions. The maximum allowable commitment of income for loan repayment is set at 35% of the worker’s salary, with the option to use up to 10% of the FGTS balance or up to 100% of the termination fine in case of dismissal without just cause as collateral. The loan installments will be deducted directly from the payroll via the eSocial system.

Such measure is expected to provide significant benefits to workers by offering access to credit lines with lower interest rates and reduced administrative costs. During the first 120 days of its implementation, the new system will prioritize the settlement of non-payroll-deducted loans, with the purpose to stimulate the economy with cheaper credit.

The initial validity period of the measure is 60 days, which can be automatically extended for an equal period if not voted on by both houses of the Brazilian Congress (the House of Representatives and the Senate) within that timeframe.

Management

PicPay Netherlands is managed by a board of directors, consisting of executive directors and non-executive directors, who may appoint executive officers to manage our day-to-day operations.

Board of Directors

We have a one-tier board of directors. The number of directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of four directors and a maximum of 11 directors of which a minimum of one and a maximum of three executive directors and a minimum of three and a maximum of ten non-executive directors. Directors shall be appointed as such by our general meeting at the nomination of the board of directors. Only individuals may be a member of our board of directors. The board of directors or two executive directors acting jointly are authorized to represent PicPay Netherlands.

The general meeting shall appoint one of the non-executive directors as chairman of the board of directors. The board of directors may appoint a non-executive director as vice-chairman. If the chairman is absent or unable to act, the vice-chairman shall assume the duties of the chairman. The board of directors may also grant other titles to directors and may at any time revoke any such title granted to a director.

Under Dutch law, the board of directors is responsible for the company’s management, the general affairs of the company’s business and the general affairs of its subsidiaries. It is also responsible for determining the company’s strategy and outlining its policy. The board of directors may allocate its duties among the directors pursuant to its board regulations dealing with matters such as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters related to the board of directors, the directors and the board committees, provided that (i) supervising the performance of the executive directors, (ii) making a nomination for the appointment of directors, (iii) determining an executive director’s remuneration, and (iv) instructing an auditor, may not be allocated to the executive directors. In the performance of their tasks, the directors must be guided by the interests of the company and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

Each director shall be appointed for a term of approximately one-year, which period shall end immediately after the annual general meeting that will be held in the calendar year after the date of his or her appointment (unless reappointed by the general meeting, taking into consideration the aforementioned term).

A director may at any time be suspended by the general meeting by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

We do not have any severance agreements or other arrangements with our directors that provide benefits upon termination of employment or service as a director of PicPay Netherlands.

The following table sets forth certain information in respect of the current members of our board of directors:

Name	Age	Position
Eduardo Chedid Simões	54	Executive director
Eduardo Cruz	61	Non-executive director(1)
Jackson Ricardo Gomes	67	Non-executive director(1)
Marcio Antonio Teixeira Linares	77	Non-executive director(1)
Mauricio Costa de Moura	56	Non-executive director(1)
José Antonio Batista Costa	40	Non-executive director/Chairman
William Rodney Pruett	45	Non-executive director(1)

____________

(1)      Independent director pursuant to Nasdaq listing rules.

The following is a brief summary of the business experience of the director. The business address of our director is c/o Picpay Holdings Netherlands B.V., Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

Eduardo Chedid Simões has served as an executive member of the board of directors of PicPay Netherlands since October 2024 and our Chief Executive Officer since February 2024. He has served as Chief Operating Officer of PicS Ltd. since August 2023. He also serves as the Chief Executive Officer of PicPay Brazil since 2022, having previously served as Chief Operating Officer of PicPay Brazil in the same year. Mr. Chedid joined PicPay Brazil in January 2021 as Executive Vice President of Financial Services. He has almost 30 years of experience in the financial services and payments sector, being responsible for the acquisition of companies such as Credicard (at the time, the largest Brazilian credit cards issuer), VISA Inc. (both in Brazil and the USA) and Cielo (a top five acquiring company in the world at the time) as well as fintechs such as Elo (a Brazilian payment system company). He was also the Chief Executive Officer of Elo for 6 years and Commercial Vice President at Cielo. Mr. Chedid also served as a Vice President of Visa and as a Director of Credicard. With his vast experience, He was also a member of the board of directors of ABECS, the Brazilian Association of Credit Card Companies and Services, from 2015 to 2021. Mr. Chedid holds a bachelor’s degree in Business Administration from EAESP Fundação Getúlio Vargas.

Eduardo Cruz has served as a non-executive independent member of the board of directors of PicPay Netherlands since September 2024 and PicS Ltd. since February 2024. He has more than 30 years of experience in financial services as a senior banker with broad product and client experience as both a lead originator and execution specialist for significant transactions. Mr. Cruz was a Managing Director of Citigroup in New York for almost 20 years, having served as head of the Latin America Corporate and Investment Banking team. He also served as a partner of Goldman Sachs Group, working at their Investment Banking division and Vice President at J.P Morgan. Mr. Cruz holds a bachelor’s degree in chemical engineering with cum laude honors from Yale University and an MBA with honors at Harvard Business School.

Jackson Ricardo Gomes has served as a non-executive, independent member of the board of directors of PicPay Netherlands since September 2024 and PicS Ltd. since March 2021. He has worked in the banking industry for more than 35 years, currently serving as board member and advisor in new digital financial companies (fintechs) and as angel investor in startups in Brazil and Portugal. Mr. Gomes worked at Banco Original from 2013 to 2016, serving as Chief Executive Officer from 2015 to 2016. Previously, he was responsible for the implementation of the risk management, compliance and control divisions at Banco Itaú, where he worked for more than 20 years. Mr. Gomes has participated in several working groups organized by the IIF-International Institute of Finance to discuss Basel 2 and 3 regulations with the banking authorities at the BIS, from 2000 to 2011. Mr. Gomes holds an MBA from the University of Chicago Booth School of Business and an aeronautics engineering degree from the Aeronautical Institute of Technology in Brazil.

Marcio Antonio Teixeira Linares has served as a non-executive, independent member of the board of directors of PicPay Netherlands since October 2024 and PicS Ltd. since July 2024. He has more than 50 years of experience in the financial services sector. Mr. Linares currently serves as board member of Eldorado Celulose and from 2019 to 2023 he served as Chairman of the Board of Directors of Banco Original and Chairman of the Board of Directors of J&F Investimentos. Mr. Linares also served as Chief Executive Officer of Banco Original from 2016 to 2018. Previously, from 2006 to 2009, he served as Executive Director at Itaú Unibanco, responsible for Middle Market. He also served as Executive Vice President at BankBoston from 1996 to 2006. At Banco Noroeste, he worked as Managing Director for 20 years, being responsible for the credit, retail banking, operations, legal, product, facilities, technology and human resources areas. He is a Mechanical Engineer graduated from Escola de Engenharia Mauá in São Paulo and holds an MBA from Fundação Getulio Vargas.

Mauricio Costa de Moura has served as a non-executive, independent member of the board of directors of PicPay Netherlands since October 2024. He served at the Brazilian Central Bank for 21 years (from 2003 to 2024), where he held key roles in banking supervision and as a board member. His responsibilities included on-site and remote assessments of financial institutions, focusing on financial soundness, corporate governance, risk management, internal controls, auditing and compliance. From 2017 to 2023, Mr. Moura was promoted to Deputy Governor, becoming a voting member of the Brazilian Monetary Policy Committee (Copom), the Financial Stability Committee (Comef), and the Board of Directors of the Brazilian Central Bank. He also led the conduct supervision area, overseeing anti-money laundering and anti-terrorism financing initiatives. Concurrently, Mr. Moura contributed to the Brazilian Central Bank Pension Foundation (Centrus) as a Board member from 2018 to 2024, serving as Chairman from 2020 to 2024. Mr. Moura holds a master’s degree in Administration from the School of Administration, Economics, and

Accounting of the University of São Paulo (FEA-USP), an MBA from the School of Advertising and Marketing (ESPM), and a degree in Administration from the University of the Amazon (Unama). He is currently pursuing an MBA in International Accounting (IFRS) at Fipecafi College, expected to be completed in 2025.

José Antonio Batista Costa has served as a non-executive member of the board of directors of PicPay Netherlands since October 2024. From March 2024 to September 2024, he served as an executive director of the board of directors of PicPay Netherlands. He has also served as Chief Executive Officer and as a member of the board of directors of PicS Ltd. since February 2021 (and as its chairman since July 2023). Previously, he served as Chief Executive Officer of PicPay Brazil and chairman of the board of directors of PicPay Brazil. Prior to that, Mr. Batista served in different management capacities where he led multi-disciplinary teams and was responsible for strategic performance, finance and logistics in the investment and food industries, acting as Chief Financial Officer of PicPay Brazil in 2018, vice-president of logistics and supply chain of JBS USA Food Company in 2018 and as an executive officer of JBS S.A. from 2011 to 2015. He has served as a member of the board of directors at Banco Original, Eldorado Brasil Celulose S.A. and Flora Produtos de Higiene. Mr. Batista holds a degree in business administration from Universidade Paulista — UNIP and is a professional investor (investidor profissional) under Brazilian law.

William Rodney Pruett has served as a non-executive, independent member of the board of directors of PicPay Netherlands since February 2025. From 2015 to 2025, Mr. Pruett was a portfolio manager in the equity division of Fidelity Investments. In this role, Mr. Pruett was responsible for managing the Fidelity Latin America Fund and was co-manager of the Fidelity Series Emerging Markets Opportunities Fund, responsible for investments in emerging markets financial services firms. Prior to that, Mr. Pruett worked as an equity research analyst, responsible for covering financial services, global mining and international consumer companies. Before joining Fidelity in 2008, Mr. Pruett was an international manager at HSBC, working in credit and digital banking roles. He has been in the financial industry since 2001. Mr. Pruett earned his bachelor of arts degree in economics from the University of Chicago and his master of business administration degree from Harvard University.

Director Independence

Our board of directors has determined that            ,            and            qualify as independent under the Nasdaq rules on director independence.

In addition,            ,            and            qualify as independent within the meaning of the Dutch Corporate Governance Code.

Executive Officers

Our executive officers are responsible for managing the day-to-day operations of the Company. The executive officers that are not also a member of our board of directors have been granted a general power of attorney (algemene volmacht) to represent PicPay Netherlands. Our executive officers who are not also a member of our board of directors were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Eduardo Chedid Simões	54	Chief Executive Officer
Francisco José Pereira Terra	55	Chief Financial Officer

The following is a brief summary of the business experience of our executive officers. The business address of our executive officers is c/o Picpay Holdings Netherlands B.V., Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

Eduardo Chedid Simões has served as our Chief Executive Officer since February 2024. For more information regarding Mr. Eduardo Chedid Simões, see “— Board of Directors.”

Francisco José Pereira Terra has served as our Chief Financial Officer since February 2024. He has served as Chief Financial Officer of PicS Ltd. since August 2023. He is also PicPay Brazil’s Chief Financial Officer. Mr. Terra started his banking career at Banco Citibank in 1988, going through several different areas. In 2005, he started to work at Banco Ibi S.A. Banco Múltiplo as Controller and remained in this position until 2008, when he assumed the position of Controller and Financial Planning Director. In 2009 the bank was acquired by Banco Bradesco S.A., whereby its name was changed to Banco Bradescard S.A. On that occasion, he was promoted to Officer, and in

March 2020 he became an Officer of Banco Bradesco S.A. Mr. Terra also served as a member of the board of directors of Cielo (2014 – 2023), Livelo Brasil (2019 – 2023), Alelo Brasil (2019 – 2023), Banco Digio (2018 – 2021) and Crediare S.A. (2014 – 2021).

Family Relationships

Mr. José Antonio Batista Costa is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. See “Principal Shareholders.”

Committees

Audit Committee

Prior to listing, PicPay Netherlands will have an audit committee, which is expected to consist of            ,            and            . Our audit committee will assist our board of directors in overseeing our accounting and financial and sustainability reporting processes and the audits of our financial statements.            is expected to serve as chairman of the audit committee. In addition, our audit committee will be directly responsible for the appointment (subject to board of directors and shareholder ratification), compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our board of directors who are financially literate.            will be considered an “audit committee financial expert” as defined by the SEC.

Our board of directors has determined that            and            satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering.

The audit committee will be governed by a charter that complies with Nasdaq rules and the Dutch Corporate Governance Code. The audit committee is responsible for, among other matters:

•        the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, subject to board of directors and shareholder ratification;

•        pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•        reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•        obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•        confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•        reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and our other critical accounting policies and practices;

•        supervising the policy on tax planning;

•        reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, at least four times per year.

Compensation Committee

Prior to listing, PicPay Netherlands will have a compensation committee, which is expected to consist of            ,            and            . Our compensation committee will assist our board of directors in determining the remuneration granted to individual directors and preparing the remuneration report and any other required compensation disclosure.            is expected to serve as chairman of the compensation committee.

The compensation committee will be governed by a charter that complies with the Dutch Corporate Governance Code. The compensation committee is responsible for, among other matters:

•        submitting a clean and understandable proposal to the board of directors concerning the remuneration policy;

•        preparing the decision-making of the board of directors regarding the determination of the remuneration of the individual directors;

•        overseeing the implementation of the Company’s remuneration policy and administering equity incentive and deferred compensation benefits plans of the Company; and

•        preparing the remuneration report and any other required compensation disclosure pursuant to the law and the rules of the SEC or the Nasdaq.

The compensation committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least            times per year.

Nominating Committee

Prior to listing, PicPay Netherlands will have a nominating committee, which is expected to consist of            ,            and            . Our nominating committee will assist our board of directors on matters concerning succession planning of the board of directors.            is expected to serve as chairman of the nominating committee.

The nominating committee will be governed by a charter that complies with the Dutch Corporate Governance Code. The nominating committee is responsible for, among other matters:

•        drawing up selection criteria and appointment procedures for directors;

•        periodically assessing the size and composition of the board of directors, and making a proposal for a composition profile of the board of directors;

•        periodically assessing the functioning of individual directors and the board of directors as a whole, and reporting on this to the board of directors;

•        making recommendations for director appointments and reappointments;

•        overseeing and approving the management continuity planning process, and reviewing and evaluating the succession plans relating to the executive officer positions and making recommendations to the board of directors with respect to the selection of individuals to occupy these positions;

•        supervising the policy of the board of directors on the selection criteria, appointment procedures and evaluation of senior management; and

•        together with the board of directors, providing an annual report on succession planning.

The nominating committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least            times per year.

Foreign Private Issuer Status

PicPay Netherlands will be considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Dutch corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Upon completion of this offering, we intend to follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of:

•        the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

•        the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•        the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•        the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

Controlled Company Exemptions

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. Even if we were to lose our foreign private issuer status but remain a controlled company, we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

Upon completion of this offering, we intend to rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq corporate governance rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements applicable to companies that are not “controlled companies.” Even if we were to lose our foreign private issuer status but remain a “controlled company,” we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

Dutch Law

PicPay Netherlands is also subject to the Dutch Civil Code. In addition, a company having its corporate seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on Nasdaq, is required under Dutch law to disclose in its management report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons why. The Dutch Corporate Governance Code contains, inter alia, principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting) and its audit and financial reporting functions.

PicPay Netherlands intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code from the date that its Class A common shares are listed on Nasdaq, except as may be noted from time to time in its management report.

Compensation of Directors and Officers

The board of directors determines the remuneration of the directors of PicPay Netherlands with due observance of the remuneration policy adopted by the general meeting at the proposal of the board of directors. Executive directors may not take part in the decision-making process in respect of the remuneration of executive directors. A proposal with respect to a remuneration scheme in the form of shares or rights to shares must be submitted by the board of directors to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to executive directors and the criteria for granting or amendment.

Under Dutch law, we are required to disclose compensation paid to our directors on an individual basis in the Company’s management report. We are not required to disclose compensation paid to our executive officers on an individual basis, unless such executive officer is also a director.

In accordance with our remuneration policy, our directors receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually, with due observance of the remuneration policy.

The compensation of our executive officers is determined by the board of directors. Our executive officers receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually.

Since PicPay Netherlands’ incorporation on December 27, 2023, our directors and executive officers have not received any compensation. For the years ended December 31, 2024 and 2023, the directors and executive officers of PicS Ltd. received total compensation of R$            million and R$            million, respectively, for services in all capacities for any operating subsidiary of PicS or PicPay.

Adjustments to Variable Remuneration

Pursuant to Dutch law, the variable remuneration of board members may be reduced or board members may be obliged to repay (part of) their remuneration to our company if certain circumstances apply, which are summarized below.

Pursuant to Dutch law, the board of directors may adjust the variable remuneration to an appropriate level if payment of the variable remuneration were to be unacceptable according to the criteria of reasonableness and fairness.

In addition, the board of directors will have the authority under Dutch law to recover from an executive director any variable remuneration awarded on the basis of incorrect financial data in respect of underlying targets or other circumstances of which the variable remuneration is dependent.

Employment Agreements

We have entered into, through our Brazilian subsidiaries, employment agreements with each of the executive officers listed under “— Executive Officers” above. These agreements include provisions regarding duration, remuneration and employment benefits, among others.

Long-Term Incentive Plan

Prior to the closing of the offering, our board of directors expects to adopt a Long-Term Incentive Program, which will be applicable to us and our subsidiaries.

The purpose of our Long-Term Incentive Program is to: (1) incentivize the long-term commitment of its beneficiaries to us; (2) attract and retain the leading professionals by offering incentives that are aligned with our continued growth; and (3) provide us with a competitive advantage in the market when hiring talent.

Any of ours or our affiliates’ employees, board members, executives officers or other members elected by our chief executive officer and board of directors, on a discretionary basis, may be beneficiaries under our Long-Term Incentive Program.

In connection with our Long-Term Incentive Program, beneficiaries will be granted rights to a percentage of our total shares, which will be delivered individually to participants upon the successful completion of our initial public offering or a private placement of our shares (i.e., a non-public offering).

The percentage of our total shares that may be granted to beneficiaries will be defined on a discretionary basis by our chief executive officer and the maximum aggregate number of shares that may be issued pursuant to awards under our Long-Term Incentive Program is equivalent to 2% of our total capital stock immediately following this offering.

Share awards are scheduled to vest in five equal annual installments and beneficiaries will receive our Class A common shares. If an employee terminates their employment with us prior to the end of any vesting period, the employee will forfeit the right to receive any unvested shares.

Directors’ and Officers’ Insurance

We provide civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Exculpation and Indemnification of Directors and Officers

Members of our board of directors, including former members, will have the benefit of the following indemnification provisions in our Articles of Association:

Current and former members of our board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by PicPay Netherlands in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of PicPay Netherlands shall not be entitled to any indemnification, if and to the extent:

•        Dutch law would not permit such indemnification;

•        a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

•        the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

•        PicPay Netherlands brought up the procedure in question before a court.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

Principal Shareholders

The following tables and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares: (1) immediately prior to the completion of this offering; (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional Class A common shares is exercised in full, by:

•        each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•        immediately prior to the completion of this offering:            Class A common shares and            Class B common shares;

•        following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares:            Class A common shares and            Class B common shares; and

•        following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares:            Class A common shares and            Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o PicPay Brazil, Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

Immediately Prior to this Offering

Shares Outstanding
	Class A common shares		Class B common shares		Total		% Voting Power(1)
Shareholder	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Jackson Ricardo Gomes
Eduardo Cruz
Marcio Antonio Teixeira Linares
Mauricio Costa de Moura
William Rodney Pruett
Eduardo Simões Chedid
Francisco José Pereira Terra
All directors and executive officers as a group (8 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

(2)      J&F International B.V., a private limited liability company incorporated under Dutch law, is a wholly-owned subsidiary of J&F Participações, a Brazilian holding company. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “— Shareholders’ Agreement of J&F Participações.” The address of J&F International is Gondel 1, 1186 MJ Amstelveen, the Netherlands.

Immediately Following this Offering

Assuming no exercise of the underwriters’ option to purchase additional Class A common shares:

Shares Outstanding
	Class A common shares		Class B common shares		Total		% Voting Power(1)
Shareholder	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Jackson Ricardo Gomes
Eduardo Cruz
Marcio Antonio Teixeira Linares
Mauricio Costa de Moura
William Rodney Pruett
Eduardo Simões Chedid
Francisco José Pereira Terra
All directors and executive officers as a group (8 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

Assuming the underwriters’ option to purchase additional Class A common shares is exercised in full:

Shares Outstanding
	Class A common shares		Class B common shares		Total		% Voting Power(1)
Shareholder	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Jackson Ricardo Gomes
Eduardo Cruz
Marcio Antonio Teixeira Linares
Mauricio Costa de Moura
William Rodney Pruett
Eduardo Simões Chedid
Francisco José Pereira Terra
All directors and executive officers as a group (8 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share and (ii) have certain conversion rights. Each Class B common share is convertible into one Class A common share and one conversion share. However, our Class A common shares are not convertible into Class B common shares under any circumstances. For more information see “Description of Share Capital — Conversion.”

Shareholders’ Agreement of J&F Participações

Currently, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista each directly own 50% of the total capital stock of J&F Participações.

On March 4, 2022, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a shareholders’ agreement in respect of their interest in J&F Participações’ capital stock, or the “J&F shareholders’ agreement,” with J&F Participações as intervening and consenting party. This agreement, which governs their relationship as shareholders of J&F Participações, has a ten-year term and also grants certain rights to the shareholders, among other matters.

The following is a summary of certain terms of the J&F shareholders’ agreement:

Principles

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed to exercise their rights as shareholders of J&F Participações, particularly their voting rights, in order to ensure the terms of the J&F shareholders’ agreement are fulfilled and in furtherance of the following principles:

•        the management of the J&F Participações must be carried out by qualified and experienced professionals, who must be duly qualified for the positions they hold;

•        J&F Participações’ strategic decisions must seek to grow its business and maximize the return on investments to its shareholders, in accordance with prudent management practices;

•        J&F Participações’ management must always seek the highest levels of profitability, efficiency and competitiveness, in accordance with applicable legislation; and

•        J&F Participações’ management must comply with all monetary, social security, labor and environmental standards, including standards relating to safety and hygiene at work, with respect to J&F Participações’ management, employees, agents and third-party subcontractors.

Prior Meetings

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed that they will convene a meeting between them to agree their votes at any general meeting of J&F Participações’ shareholders unless they previously agree such votes in writing.

Management

Pursuant to the J&F shareholders’ agreement, the management of J&F Participações must comprise a minimum of two and a maximum of five officers who must be elected during the general shareholders’ meeting for three-year terms.

Pledges

Neither of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may pledge, directly or indirectly, their shares of J&F Participações, except upon the prior written consent of the other shareholder.

Preemptive Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell, assign, transfer or in any way divest all or a portion of his shares of J&F Participações and receives a proposal in writing from a third party to such effect, such selling shareholder will provide the other shareholder with notice of such proposal, including the proposal’s terms and conditions and the intention of the selling shareholder to accept such proposal. Subject to certain exceptions, such other shareholder will have a preemptive right to acquire the shares subject to the proposal on the same terms and conditions of the proposal.

Tag-Along Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell part or all of his shares of J&F Participações to an interested third party, the other shareholder will have the right, subject to certain exceptions, to sell all or a portion of his shares of J&F Participações in such sale.

Permitted Transfers

Pursuant to the J&F shareholders’ agreement, certain transfers by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista are not subject to preemptive or tag-along rights, including, among others: (1) transfers to their heirs, spouse and/or legal entities in Brazil or abroad over which such shareholder holds control; (2) transfers in relation to trusts the beneficiaries of which are such shareholder and/or his heirs and/or spouse; (3) transfers to investment funds the shares of which are wholly owned by such shareholder and/or his heirs and/or spouse; and (4) transfers agreed by the shareholders.

Term

The J&F shareholders’ agreement will expire on March 4, 2032, and may be amended or rescinded by the shareholders at any time. The J&F shareholders’ agreement is governed by the laws of Brazil, and any disputes relating thereto must be litigated in the courts of the city of São Paulo.

Ownership through a Dutch Foundation

Certain of our shareholders, including certain members of the Batista family, hold the beneficial title to shares in PicPay Netherlands, for which shares the legal title is held by Dutch foundations. For more information, see “Summary — Our Corporate Structure.” The objects of each of Stichting ACC Family, Stichting AGR, Stichting ECS and Stichting JAB as included in their respective Dutch law-governed articles of association are as follows: (i) to acquire ownership of assets for the purpose of holding, preserving and administering those assets for the exclusive benefit and enjoyment of the beneficiaries; (ii) disbursing or distributing all or part of the assets of the foundation at the discretion of the board or using all or part of the assets of the foundation for the purpose of maintenance or otherwise for the benefit of the beneficiaries or one or more of them; and (iii) all that is related to the aforementioned items (i) and (ii) in the broadest sense, in each case subject to the applicable terms and conditions of management. The objects of each foundation also include for it to have been established for personal estate planning purposes.

The articles of association of each foundation includes for one or more beneficiaries to be appointed who will receive distributions from such foundation. Members of the board of a foundation or any person or legal entity that at any time, directly or indirectly, is controlled or influenced by or under common control of a member of the board are excluded from being designated a beneficiary of such foundation. Considering the voting rights attached to shares in the capital of PicPay Netherlands held by each of the foundations will be exercised by the board of such foundation, the beneficiaries do not control the shares held by the foundation in respect of which it has been appointed a beneficiary. The foundations hold the legal title to the shares in the capital of PicPay Netherlands. The shares therefore do not form part of the beneficiary’s estate and are not subject to foreclosure by creditors of the beneficiary.

There are no arrangements between any of the foundations and PicPay Netherlands (such as option agreements).

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

Brazilian Collaboration and Leniency Agreements, SEC Settlement and DOJ Plea Agreement

On May 3, 2017, former officers of our affiliate J&F Investimentos S.A., or “J&F Investimentos,” former senior executives and board members of our affiliates JBS S.A. and JBS USA, each of which is controlled by our ultimate controlling shareholders, as well as our ultimate controlling shareholders, entered into collaboration agreements (acordos de colaboração premiada), or the “Collaboration Agreements,” with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to illicit payments made to Brazilian politicians from 2009 to 2015. The information and documents disclosed by J&F Investimentos representatives through the Collaboration Agreements enabled Brazilian authorities to launch several legal and administrative proceedings involving third parties, including criminal investigations and lawsuits. On June 5, 2017, J&F Investimentos, on behalf of itself and its subsidiaries, entered into a leniency agreement, or the “Leniency Agreement,” with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the conduct described in the Collaboration Agreements, and J&F Investimentos agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$565 million, converted using the foreign exchange rate as of December 31, 2024). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F Investimentos’ obligation to make additional installment payments under the Leniency Agreement following a petition from J&F Investimentos that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect. Although the Leniency Agreement involved matters unrelated to our company, we acceded to it as an affiliated company of J&F Investimentos, as a result of which an annual audit of our compliance program is conducted. For more information about our compliance program, see “Business — Compliance Program.”

On October 14, 2020, J&F Investimentos, JBS S.A. and our ultimate controlling shareholders, or collectively the “Respondents,” entered into a settlement agreement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. In connection with the SEC settlement, the SEC issued a cease-and-desist order, or the “SEC order,” finding violations of certain provisions of Section 13(b) of the Exchange Act and the rules thereunder, including Exchange Act Rule 13b2-2, in connection with illicit payments made in Brazil from 2009 to 2015 pursuant to which, among other things, JBS S.A. received support from a government official to obtain financing from BNDES, which financing facilitated JBS S.A.’s acquisition of PPC in 2009, unbeknownst to the management of PPC. The SEC order required the Respondents to: cease and desist from further violations of certain provisions of Section 13(b) of the Exchange Act and rules thereunder, and Exchange Act Rule 13b2-2; evaluate, review and continue to improve anti-bribery and anti-corruption compliance programs; and report to the SEC on such improvements and report any illicit payments that it discovers for a period of three years. JBS S.A. was also ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payment has been made in full. In January 2024, following a three-year reporting period, the SEC’s Division of Enforcement issued termination letters that formally concluded its investigation into each of the Respondents, including JBS S.A. In these termination letters, the SEC stated that, as of the date of the letters, it did not intend to recommend any further enforcement action in this matter.

Also on October 14, 2020, J&F Investimentos reached an agreement with the U.S. Department of Justice, or “DOJ,” pursuant to which J&F Investimentos agreed to plead guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or “FCPA,” in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. The plea agreement imposed a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F Investimentos paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F Investimentos to Brazilian authorities under the Leniency Agreement. The plea agreement also required J&F Investimentos to implement a compliance program that satisfies DOJ standards; review and improve its internal accounting controls, policies, and procedures regarding compliance with the FCPA; report to the DOJ regarding remediation efforts and progress on the implementation of J&F Investimentos’ compliance program for three years; report evidence or allegations of violations of the anti-bribery provisions of the FCPA during the three-year period; and cooperate fully with the DOJ and other agencies in any investigation concerning J&F Investimentos, its affiliates, executives, employees, or agents relating to the relevant conduct or any other conduct under investigation by the DOJ during the three-year period. Our ultimate controlling shareholders and J&F Investimentos have informed us that they have satisfied all payment obligations and have complied with all undertakings and other obligations under the DOJ plea agreement.

Other Investigations and Proceedings

Our ultimate controlling shareholders and J&F Investimentos were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, and foreign exchange futures contracts, as set forth below. These investigations have since been concluded as further described below. Our ultimate controlling shareholders are also subject to ongoing criminal investigations by the Brazilian Federal Prosecution Office based on similar allegations.

On May 30, 2017, CVM filed an administrative proceeding against JBS S.A. and Mr. Wesley Mendonça Batista to investigate the alleged use of privileged information in connection with the purchase of U.S. dollar futures. On December 8, 2017, the CVM filed an administrative proceeding against Seara (a subsidiary of JBS S.A.) and Eldorado Brasil Celulose S.A. (an affiliate of JBS S.A.) to investigate the alleged use of privileged information in connection with trades of U.S. dollar derivatives contracts. On that date, the CVM joined the proceedings and began a punitive administrative proceeding (PAS 5388/2017) against JBS S.A., Seara, Mr. Wesley Mendonça Batista and Eldorado Brasil Celulose S.A. to determine possible liability in connection with these allegations. On September 2018, the Board of Commissioners of the CVM rejected the settlement proposal submitted jointly by the defendants to end those administrative proceedings. On May 29, 2023, the Board of Commissioners of the CVM, consisting of five members, met to vote on the proceeding. Three commissioners voted to acquit all of the defendants, one commissioner abstained from voting. The session was adjourned at the request of the fifth commissioner, who did not vote. The meeting was rescheduled for October 31, 2023, at which time the commissioners acquitted the defendants of all charges.

On September 25, 2017, the CVM began a punitive administrative proceeding (PAS 5390/2017) against Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and J&F Investimentos to determine possible liability in connection with allegations of price manipulation, misuse of privileged information, trading of assets in a blackout period, violation of the duty of loyalty and abuse of controlling power involving trades of JBS S.A. Common Shares. On May 29, 2023, the Board of Commissioners of the CVM, consisting of five members, met to vote on the proceeding. Four commissioners voted to acquit all of the defendants on all counts except for imposing a fine of R$500 thousand on J&F Investimentos for trading in JBS S.A. common shares during a blackout period. The session was adjourned at the request of the fifth commissioner, who did not vote. The meeting was rescheduled for October 31, 2023, at which time the commissioners acquitted the defendants of all charges except for imposing the fine on J&F Investimentos described above.

Furthermore, as a result of its investigation into the activities of our ultimate controlling shareholders for alleged insider trading, the CVM also alleged a lack of internal controls at JBS S.A. relating to former board members and asserted that Mr. Wesley Mendonça Batista had sole control over hedging transactions. In 2018, the CVM opened a punitive administrative proceeding (PAS 1225/2018) involving allegations of lack of proper care and diligence in monitoring JBS S.A.’s hedging policy and failing to implement recommendations proposed by JBS S.A.’s independent auditors, in violation of article 153 of the Brazilian Corporation Law. The alleged conduct took place in 2016 and 2017, at the time the defendants were members of the board of directors of JBS S.A. JBS S.A. contested these allegations and disputed the CVM’s claims of lack of internal controls relating to hedging transactions and that Mr. Wesley Mendonça Batista had sole control over such operations. On August 15, 2023, the CVM approved a settlement proposal submitted jointly by Messrs. José Batista Sobrinho, Joesley Mendonça Batista and Wesley Mendonça Batista and two other defendants. Pursuant to the settlement, the defendants have agreed to pay fines in the aggregate amount of R$12.7 million (US$2.6 million).

In April 2018, the CVM opened an investigation into alleged breaches by our ultimate controlling shareholders of certain provisions of Brazilian corporate law that prohibits shareholders from voting in certain corporate matters in which they have a conflict of interest. This investigation related to the vote, by FB Participações S.A., or “FB” (at the time, the direct controlling shareholder of JBS S.A), to approve the 2016 financial statements of JBS S.A. at JBS S.A.’s annual general shareholders’ meeting held in 2017. Mr. Wesley Mendonça Batista and Mr. Joesley Mendonça Batista, both shareholders of J&F Investimentos (at the time, the controlling shareholder of FB), acted as CEO and board member of JBS S.A., respectively, during 2016. The CVM initially argued that, by virtue of the relationship between FB and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and their roles at JBS S.A., the approval of JBS S.A.’s financial statements by FB would constitute a formal conflict of interest, under which allegedly conflicted shareholders are prohibited from voting, and, as a consequence, FB should have recused itself from the vote to approve JBS S.A.’s financial statements. However, the CVM later deliberated the matter on the basis of a substantive theory of conflicts of interest that relies on a facts and circumstances analysis following the vote to determine whether the vote should be nullified. On April 18, 2023, the CVM agreed to settle the case with a payment of R$6.5 million (US$1.3 million) by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista with no assumption of guilt by the defendants. This proceeding was terminated after payment was made on June 19, 2023.

For additional information, see “Risk Factors — Risks Relating to Our Business and Industry — We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

Related Party Transactions

Set forth below are descriptions of our principal agreements with related parties. This information should be read in conjunction with note 3.17 and note 21 of our audited consolidated financial statements, included elsewhere in this prospectus.

Agreements with Banco Original

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Rights Assignment Agreement

On January 26, 2024, PicPay Bank entered into a Rights Assignment Agreement (Contrato de Cessão de Direitos) with Banco Original with the purpose to establish the assignment of credit card agreements and credits arising from all credit operations linked to such cards from Banco Original to PicPay Bank.

Operational Agreement

On March 28, 2024, PicPay Bank and Banco Original entered into an Operational Agreement (Acordo Operacional) with the purpose to deal with cashback amounts due to the customers in connection with Banco Original’s Cashback Program. Such agreement is related to the acquisition of Banco Original’s credit card portfolio by PicPay Bank. Such agreement will remain valid for an indefinite period.

Recovering of Credit Services Agreement

On January 18, 2024, PicPay Bank entered into a Recovering of Credit Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original as a result of any debts of its defaulting customers. Such agreement has a twenty-four (24) months term, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice.

Cost Sharing Agreement (PicPay Bank)

On January 10, 2024, PicPay Bank entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Bank and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Bank in the contracting of suppliers who provide products and/or services that are also shared between PicPay Bank and Banco Original. This agreement will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party.

Cost Sharing Agreement (PicPay Brazil)

On November 16, 2023, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions related to the cost sharing of back-office areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as costs incurred by the technology area. Such agreement will remain valid for an indefinite period.

Prepayment of Receivables (PicPay Bank)

In September 2024, PicPay Bank originated a transaction to J&F Investimentos in the total amount of R$300 million, with a maturity of 30 days, at an interest rate of 1.76%. J&F Investimentos assigned credit rights that J&F Investimentos had against JBS S.A. derived from the right to receive interim dividends from JBS S.A. as a collateral. Such transaction was settled on October 7, 2024.

Operational Agreement

On May 5, 2022, PicPay Brazil entered into an Operational Agreement (Contrato Operacional) with Original Hub Ltda., granting a license for the use of APIs to offer its customers payment services for bank slips, taxes and utility bills from Banco Original, as well as account registration for automatic debit. On November 29, 2022, the parties executed an amendment to the Operational Agreement, assigning the agreement from Original Hub Ltda. to Banco Original. On December 21, 2022, new APIs were contracted to enable access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of such solutions, and on March 21, 2025, such agreement was terminated.

Partnership Agreement

On May 8, 2023, PicPay Brazil and Banco Original entered into a Partnership Agreement (Contrato de Parceria) with the purpose of payment to PicPay of an indication fee in the offering of the services of Banco Original in the anticipation of future receivables arising from payment transactions of PicPay’s clients. On December 26, 2024, such agreement was terminated.

Cooperation Agreement

On March 2, 2021, PicPay Brazil and Banco Original amended and restated a cooperation agreement (Termo de Cooperação) dated June 9, 2020, pursuant to which PicPay Brazil and Banco Original share customer data and increase the efficiency of the parties’ data intelligence, allowing them to: (1) develop, improve and offer financial and/or payment products suitable for their customers; and (2) comply more efficiently with their respective legal and regulatory obligations, such as validating registration information, monitoring money laundering and financing of terrorism, among other obligations. This agreement specifies the rights and obligations for the shared use of personal data by the parties. Each party is responsible for their own expenses in connection with this agreement. This agreement has an indefinite term and may be terminated by either party upon 30 days’ prior notice, upon the breach by the other party that continues for more than ten days or upon the occurrence of certain specified events, such as the bankruptcy of either party.

This agreement does not provide for the payment of remuneration by either party.

Payment Arrangement Participation Agreement

On November 27, 2018, PicPay Brazil and Banco Original entered into a Closed-loop Payment Arrangements Agreement (Contrato de Arranjo de Pagamento Fechado). Taking into consideration that Banco Original is no longer a credit card issuer and that, on October 3, 2024, Banco Original advanced the amount corresponding to the settlement of all credit card transactions carried out under the PicPay payment arrangement, and, therefore, are no new transactions to be settled, the contractual obligations have been fulfilled, and such agreement was terminated.

Banking Correspondent Agreement

On November 11, 2018, PicPay Brazil and Banco Original entered into a Banking Correspondent Agreement (Contrato de Correspondente Bancário). However, due to the fact that PicPay has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, such agreement was terminated on March 21, 2025.

Derivatives Master Agreement

On July 4, 2024, PicPay Bank and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of providing a standardized template for over-the-counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of December 31, 2024, under such agreement, there are only Payer OIS (Overnight Index Swaps) with notional fully collateralized by deposits from Banco Original.

Endorsement of Bank Credit Notes without Co-obligation Agreement

On April 10, 2024, Banco Original entered into an Endorsement Bank Credit Notes without Co-obligation Agreement (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with PicPay Bank, through which Banco Original committed to endorse and transfer to PicPay Bank the credit notes issued by Banco Original in its loan transactions that are collateralized by credit rights arising from the FGTS loans. Such agreement will remain valid for an indefinite period and may be terminated by either party with a 30-day prior notice.

Banking Correspondent Services Agreement with Guiabolso

On July 26, 2022, Banco Original and GuiaBolso entered into a Banking Correspondent Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party through a 30 days’ prior notice.

Transfer of PicMarket

On October 28, 2022, JBS S.A. and Guiabolso entered into a Partnership Agreement (Contrato de Parceria) with the purpose to develop a digital B2B marketplace platform. On March 20, 2024, the parties acknowledged the amounts due by each party and determined the acquisition of the platform’s intellectual property rights by JBS S.A. (the “Termination Agreement”). On May 27, 2024, the parties rectified some terms of the Termination Agreement to establish a transition period until November 30, 2024. On September 6, 2024, the parties signed a Settlement Agreement, formally ending the transition period and determining the outstanding balance, which was paid by JBS S.A. to Guiabolso on September 25, 2024.

Credit Card Partnership Agreement

On September 9, 2020, Banco Original and PicPay Brazil entered into a Credit Card Partnership Agreement (Acordo de Parceria de Cartão de Crédito) with the purpose to develop and offer the PicPay Card through its service channels, with Banco Original as the card issuer. Such agreement is valid for a ten-year period and will be automatically extended for additional five years, unless either party expresses otherwise.

PicPay assigned its position under this Partnership Agreement to PicPay Bank, and therefore, the Partnership Agreement allow PicPay Bank to request Banco Original to anticipate the settlement of credit card transactions.

On October 3, 2024, PicPay Bank requested Banco Original to anticipate all the transactions made by credit card issued by Banco Original and processed under the Strategic Alliance and Incentive Program Agreement entered into with Mastercard Brazil. On October 31, 2024, such agreement was fully settled.

Assignment Agreement with Ambar

On October 1, 2024, PicPay Bank entered into a Receivables Assignment Agreement with Âmbar Energia S.A., of one installment in connection with the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE), at market conditions. Such transaction involved an amount of R$143.9 million and was liquidated on December 19, 2024.

Trademark Sale Agreement

On May 2, 2019, PicPay entered into a trademark sale agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) with J&F Participações, as amended on May 30, 2019 and June 7, 2019, pursuant to which PicPay sold the “PicPay” trademark and certain other trademarks and domain names to J&F

Participações. Pursuant to such trademark sale agreement, PicPay may continue to use the trademark and domain names for a period of four years, which can be extended by an additional period of four years upon mutual agreement by the parties. After the execution of a termination agreement on September 20, 2021, the financial obligations of the parties pursuant to the trademark management agreement and the trademark sale agreement ended. Therefore, since that date, no royalty fees have been paid by PicPay, and PicPay has been responsible for all of its brand promotion and development expenses in connection with the “PicPay” trademark.

Indemnification Agreements

We intend to enter into indemnification agreements with our executive officers. The indemnification agreements require us to indemnify our executive officers to the fullest extent permitted by law.

See “Management — Exculpation and Indemnification of Directors and Officers” for a description of the indemnification provisions for our directors as included in our Articles of Association.

Related Party Transaction Policy

Our related party transaction policy establishes certain guidelines that are applicable to transactions between us and our subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek our best interests, ensuring transparency and competitiveness, as well as best corporate governance practices.

Our related party transaction policy establishes the following guidelines in connection with the approval of related party transactions: (i) related party transactions in an amount lower than or equal to R$100,000 over a period of twelve months, must be approved by the executive officers of the contracting area; (ii) related party transactions that exceed the amount of R$100,000 over a period of twelve months, must be approved by our audit committee; and (iii) related party transactions that exceed the amount of R$5.0 million over a period of twelve months, must be approved by our board of directors. In accordance with the Dutch Corporate Governance Code, our related parties transactions policy also provides for any transactions between the Company or a subsidiary and (i) one or more shareholders holding at least 10% of the shares in the capital of the Company, (ii) a member of our board of directors or (iii) the spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree of a member of our board of directors, to require prior approval by our non-executive directors and will be reported in our management report.

In addition, our related party transaction policy prohibits transactions with related parties that: (i) are not consistent with market practice and adversely affect our interests, or (ii) involve a disproportionate compensation.

Description of Share Capital

The following includes a summary of the material terms of our Articles of Association and significant provisions of Dutch law as in effect on the date of this prospectus. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read the complete text of our Articles of Association, an unofficial English translation of the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

PicPay Netherlands was incorporated on December 27, 2023 as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the completion of the offering, the issuer will be converted into a public limited liability company under Dutch law with the name “Picpay Holdings Netherlands N.V.” Its registered office is located at Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

We are registered with the trade register of the Dutch chamber of commerce under number 92410456.

Share Capital

Prior to the closing of this offering, PicPay Netherlands’ share capital will consist of the: (1) Class A common shares, with a nominal value of €0.01 each; (2) Class B common shares, with a nominal value of €0.10 each; and (3) conversion shares, with a nominal value of €0.09 each. Any holder of Class B common shares may convert their shares at any time into Class A common shares and conversion shares on a ratio of one Class A common share and one conversion share for each Class B common share so converted. The rights of the two classes of common shares are otherwise identical, except as described below. See “— Anti-Takeover Provisions in our Articles of Association — Two Classes of Common Shares.”

Upon the completion of this offering, our authorized share capital will amount to €         divided into        Class A common shares, with a nominal value of €0.01 each,        Class B common shares, with a nominal value of €0.10 each, and        conversion shares, with a nominal value of €0.09 each. Under Dutch law, at least 20% of the authorized capital of a public limited liability company must be issued and at least 25% of the nominal value of the issued shares (and authorized share capital) must be paid up. The issued and paid-up capital must total at least €45,000. Payment on shares in kind is possible. Our authorized share capital is the maximum capital that we may issue shares for without amending our Articles of Association. An amendment of our Articles of Association would require a resolution of our general meeting to be passed by a simple majority.

Immediately prior to the completion of this offering our issued share capital amounts to € , divided into        Class A common shares and        Class B common shares. Upon the completion of this offering, we will have        Class A common shares and        Class B common shares issued, fully paid-up and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares) or        Class A common shares and        Class B common shares issued, fully paid-up and outstanding (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). No conversion shares will be issued and outstanding immediately prior to the completion of this offering.

History of Share Capital

Upon incorporation on December 27, 2023, PicPay Netherlands issued 100 ordinary shares, with a nominal value of €0.01 each, to J&F International.

Effective as of December 29, 2023, J&F International transferred the beneficial entitlement to: (i) 4% of the issued shares of PicPay Netherlands to Stichting JAB; (ii) 3% of the issued shares of PicPay Netherlands to Stichting ACC Family; (iii) 1% of the issued shares of PicPay Netherlands to Stichting AGR; and (iv) 1% of the issued shares of PicPay Netherlands to Stichting ECS. The legal transfer of these shares was effected on March 14, 2024.

Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.).

Effective as of December 31, 2023, J&F International transferred the beneficial entitlement to 9% of the issued shares of PicPay Netherlands to Banco Original in consideration for the partial repayment of an outstanding debt to Banco Original that J&F International had assumed from its sole shareholder, J&F Participações. The legal transfer of these shares was effected on March 14, 2024.

Effective as of September 12, 2024, pursuant to an amendment of the articles of association of PicPay Netherlands, each of the 100 issued and outstanding ordinary shares in the capital of PicPay Netherlands, with a nominal value of €0.01 each, were split into 2 ordinary shares, with a nominal value of €0.005 each. As a result, the issued and outstanding capital of PicPay Netherlands consists of 200 ordinary shares, each with a nominal value of €0.005.

As of the date of this prospectus, the shareholders of PicPay Netherlands are J&F International (82%), Banco Original (9%), Stichting JAB (4%), Stichting ACC Family (3%), Stichting AGR (1%) and Stichting ECS (1%).

PicS Ltd.

PicS Ltd. was incorporated by Maples Corporate Services Limited, its sole shareholder, on January 18, 2021, as a Cayman Islands exempted company with limited liability. On the same date, Maples Corporate Services Limited transferred its sole share, par value US$0.00005 to Mr. José Batista Sobrinho.

On April 19, 2021, the direct shareholders of PicPay Brazil at the time contributed substantially all of their shares in PicPay Brazil to PicS Ltd. In consideration for these contributions, PicS Ltd. issued new Class A common shares or Class B common shares, as follows: (1) to J&F Participações, 857,430,000 Class B common shares, representing 95.27% of PicS Ltd.’s total capital stock; (2) to Mr. Anderson Chamon, 29,970,000 Class A common shares, representing 3.33% of PicS Ltd.’s total capital stock; and (3) to Mr. José Antonio Batista Costa, 12,600,000 Class A common shares, representing 1.40% of PicS Ltd.’s total capital stock. In addition, the existing sole share currently in issue to Mr. José Batista Sobrinho was repurchased by PicS Ltd.

On May 10, 2021, the following transfers took place: (1) J&F Participações transferred (i) 847,440,000 Class B common shares, representing 94.16% of PicS Ltd.’s total capital stock, to J&F International, and (ii) 9,990,000 Class B common shares (which automatically converted into Class A common shares in accordance with PicS Ltd.’s Articles of Association), representing 1.11% of PicS Ltd.’s total capital stock, to AGR Holdings B.V., a private limited liability company incorporated under Dutch law (“AGR Holdings”); (2) Mr. Anderson Chamon transferred 29,970,000 Class A common shares, representing 3.33% of PicS Ltd.’s total capital stock, to Belami Holdings B.V., a private limited liability company incorporated under Dutch law (“Belami Holdings”); and (3) Mr. José Antonio Batista Costa transferred 12,600,000 Class A common shares, representing 1.40% of PicS Ltd.’s total capital stock, to JAB Holland B.V., a private limited liability company incorporated under Dutch law (“JAB Holland”).

On June 16, 2021, Belami Holdings, JAB Holland and AGR Holdings transferred all of the shares held by them to Belami Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands (“Belami Capital”), JAB Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands (“JAB Capital”) and AGR Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands (“AGR Capital”), respectively.

On December 1, 2021, PicS Ltd. conducted a five-for-one share split of its common shares and recorded capital increases in an aggregate amount of R$104.8 million made in August 2021, pursuant to which it issued 677,728,496 Class B common shares to J&F International.

On December 1, 2021, J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in July and September 2021 to PicS Ltd. in exchange for 2,433,869,508 newly-issued Class B common shares. On January 7, 2022 (and effective from December 21, 2021), J&F Participações transferred these Class B common shares to J&F International.

On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in October and November 2021 to PicS Ltd. in exchange for 4,724,409,732 newly-issued Class B common shares. On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred these Class B common shares to J&F International.

On May 17, 2022, J&F Participações transferred all of its shares in PicS Holding, a Brazilian holding company and direct controlling shareholder of PicPay Brazil, to PicS Ltd. in exchange for 23,883,522,726 newly-issued Class B common shares. On September 22, 2022, J&F Participações transferred these Class B common shares to J&F International.

On August 8, 2022 (and effective as from June 30, 2022), PicS Ltd. recorded a capital increase of R$59.1 million made in June 2022, pursuant to which it issued 4,101,097,815 Class B common shares to J&F International.

On October 18, 2022, PicS Ltd. conducted a 1-for-2,000 reverse share split of its common shares.

On November 4, 2022, J&F Participações transferred all of its shares in PicS Holding to PicS Ltd. in exchange for 13,993,823 newly-issued Class B common shares of PicS Ltd. On January 4, 2023, J&F Participações transferred these Class B common shares to J&F International.

Effective as of December 28, 2023, Belami Holdings, JAB Holland and AGR Holdings transferred their beneficial entitlements to 100% of the issued shares of Belami Capital, JAB Capital SP and AGR Capital SP, respectively, to J&F International. Effective as of December 30, 2023, J&F International contributed the beneficial entitlement to these shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands.

On June 28, 2024, J&F Participações invested R$100.0 million in PicS Holding, through the issuance and subscription of 100,000,000 quotas, all nominative and with par value of R$1.00. On the same date, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 32,046,456 shares, all nominative and without par value.

On July 11, 2024, J&F Participações invested R$1.3 million in PicPay Netherlands, without the issuance of new shares.

On September 6, 2024, J&F Participações invested R$2.5 million in PicPay Netherlands, without the issuance of new shares.

On September 19, 2024, J&F Participações invested R$130.0 million in PicS Holding, through the issuance and subscription of 130,000,000 quotas, all nominative and with par value of R$1.00 each. On the same date PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 37,692,578 shares, all nominative and without par value.

On December 23, 2024, J&F International invested R$101.3 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On the same date, PicS Ltd. invested R$101.8 million in PicS Holding, through the issuance and subscription of 101,796,000 quotas, all nominative and with par value of R$1.00 each. On the same date, PicS Holding invested R$100.0 million in PicPay Bank through the issuance and subscription of 27,943,204 shares, all nominative and without par value.

On February 26, 2025, J&F International invested R$321.8 million in PicPay Netherlands without the issuance of new shares. On the same date, PicPay Netherlands invested the same amount in PicS Ltd., without the issuance of new shares. On February 27, 2025, PicS Ltd. invested R$321.5 million in PicS Holding through the issuance and subscription of 321,489,832 quotas, all nominative and with a par value of R$1.00 each. On February 27, 2025, PicS Holding invested R$321.8 million in PicPay Bank through the issuance and subscription of 88,121,683 shares, all nominative and without par value. Such financial transaction had the purpose to enable the PicPay conglomerate to achieve capital adequacy after it became subject to the most conservative capital levels, which are equivalent to those of large banks according to the BACEN classification.

On March 25, 2025, J&F International invested R$50.0 million in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd. without the issuance of new shares and PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of

50,000,000 quotas, all nominative and with par value of R$1.00 each. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issuance and subscription of 31,643,364 shares, all nominative and without par value.

Treasury Shares

At the date of this prospectus, PicPay Netherlands has no shares in treasury.

Listing

We intend to apply to list our Class A common shares, on Nasdaq under the symbol “PICS.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or “DTC,” in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC. The Class B common shares and conversion shares are not, and we do not expect that they will be, listed on a stock exchange.

Transfer Agent

We intend to appoint            as our agent in New York to maintain part of PicPay Netherlands’ shareholders’ register and to act as transfer agent, registrar and paying agent for the Class A common shares. Beneficial interests in the Class A common shares are held in book-entry form. The transfer agent, registrar and paying agent’s address is            , and its telephone number is            .

Exercise of rights by controlling shareholders

Under Dutch law, shareholders are in principle entitled to pursue their own interests. However, the Dutch Civil Code provides that shareholders shall act in relation to PicPay Netherlands and its corporate bodies as well as their fellow shareholders in keeping with the principles of reasonableness and fairness (redelijkheid en billijkheid). The Dutch Corporate Governance Code adds that this includes the willingness to engage in a dialogue with PicPay Netherlands and the other shareholders. The foregoing means that an individual shareholder or a group of shareholders (whether or not acting in concert) (such as the controlling shareholders) may not in all circumstances be able to exercise their shareholder rights to the fullest extent. For example, if the controlling shareholders were to exercise their shareholder rights (including, without limitation, their voting rights) in breach of these principles of reasonableness and fairness, it may result in PicPay Netherlands and/or other (non-controlling) shareholders successfully opposing to such exercise and may, in extraordinary circumstances, expose the controlling shareholders to liability towards PicPay Netherlands and/or other (non-controlling) shareholders for damages incurred.

Issuance of Shares

The general meeting has the authority to resolve on any issuance of Shares. The general meeting may also delegate this authority to the board of directors. The foregoing also applies to the granting of rights to subscribe for Shares, such as options, but does not apply to the issuance of Shares to a person exercising a previously acquired right to subscribe for Shares. The designation granted pursuant to the aforesaid authorization must determine the number and class of shares that may be issued. The delegation may from time to time be extended for a period not exceeding five years. A resolution by the general meeting to issue shares or designate the board of directors to issue shares requires a prior or simultaneous approval by each group of holders of a class of common shares whose rights are affected by the issuance or designation.

Upon an issuance of Shares, the nominal amount thereof and any share premium must be paid. Shares may only be issued against payment in full of the amount. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash.

Any issuance of Shares or grant of rights to subscribe for Shares and/or any limitation or exclusion of pre-emptive rights in respect of such issuance or grant, whether resolved upon by the general meeting or by the board of directors, as applicable, shall be made with due observance of the applicable statutory provisions and the provisions included in the Articles of Association (including, without limitation, the principles of reasonableness and fairness as described above). The foregoing, for example, means that an issuance of Class A common shares to one shareholder or a specific group of shareholders (such as the controlling shareholders) against an issue price at a discount to the trading price may not in all circumstances be effected due to such transaction not being in the corporate interest and/or it constituting a breach of the principles of reasonableness and fairness as described above.

No new Class B common shares shall be issued when the aggregate number of voting rights attached to all issued and outstanding Class B common shares falls below 10% of the voting power in the general meeting.

Pursuant to a resolution adopted by the general meeting, the board of directors has irrevocably been granted the authority for a period of            commencing on            , 2025, to resolve to issue, or to grant rights to subscribe for, up to            Class A common shares (equal to            % of the issued and outstanding Class A common shares following completion of the offering assuming that the underwriters’ option is not exercised) and up to            Class B common shares (equal to            % of the issued and outstanding Class B common shares following completion of the offering assuming that the underwriters’ option is not exercised), provided that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to (1) a dividend or other distribution paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares exercise their pre-emptive right to allow them to maintain their proportional ownership interests in PicPay Netherlands. For more information see “— Pre-emptive or Similar Rights.”

Share Certificates

Dutch law allows a public limited liability company to issue share certificates, provided these are kept by a central institute or intermediary within the meaning of article 1 of the Dutch Giro Securities Act (Wet Giraal Effectenverkeer). The Articles of Association do not allow the issuance of share certificates.

Financial Year

PicPay Netherlands’ financial year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

As a matter of Dutch law, the voting right of each class of Shares is proportionate to its respective nominal value such that each Class A common share confers the right to cast one vote at a general meeting, each Class B common share confers the right to cast ten votes at a general meeting and shareholders may vote by proxy. If and to the extent voting rights are not suspended, each conversion share confers the right on the holder to cast nine votes at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribe a larger majority or unanimity.

The holders of the Class A common shares and the Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share where holders of Class A common shares are entitled to one vote per share and (ii) Class B common shares have certain conversion rights. For more information see “— Conversion.”

The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the appointment of directors) submitted to a vote of the general meeting, except as provided below and as otherwise required by law.

The Articles of Association provide for any resolution to amend the Articles of Association which specifically damages any right of the holders of Shares of a specific class to require the approval of the relevant class meeting (being a meeting of the holders of the class of Shares concerned).

No votes may be cast at a general meeting on Shares held by PicPay Netherlands or its subsidiaries. Also, no voting rights may be cast at a general meeting in respect of common shares for which depositary receipts have been issued that are owned by PicPay Netherlands or its subsidiaries, if the right of usufruct or pledge was granted prior to the time such shares were acquired by PicPay Netherlands or its subsidiaries. Nonetheless, the holders of a right of usufruct (vruchtgebruik) or pledge (pandrecht) in respect of shares held by PicPay Netherlands and its subsidiaries in our share capital are not excluded from the right to vote on such shares. Neither PicPay Netherlands nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge. Shares which are not entitled to voting rights will not be taken into account for the purposes of determining the number of shareholders or other persons that are eligible to vote and that are present or represented.

Under Dutch law and/or the Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than 50% of the issued share capital is present or represented:

•        a resolution to reduce the issued share capital;

•        a resolution to restrict or exclude pre-emptive rights; or

•        a resolution to authorize the board of directors to restrict or exclude pre-emptive rights.

Under Dutch law and/or our Articles of Association any important change in the identity or character of PicPay Netherlands must be approved by the general meeting, including (i) the transfer of the business enterprise of PicPay Netherlands or practically the entire business enterprise of PicPay Netherlands business and/or assets to a third party, (ii) the entering into or termination of a long-lasting cooperation by PicPay Netherlands or a subsidiary (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or the termination thereof is of essential importance to PicPay Netherlands, (iii) the acquisition or disposal by PicPay Netherlands or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes set out in the last adopted annual accounts of PicPay Netherlands, and (iv) a merger, consolidation, scheme, arrangement or other business combination in which PicPay Netherlands is involved with a value exceeding US$10,000,000.

The absence of such approval of the general meeting does not affect the authority of the board of directors or directors to represent PicPay Netherlands.

Pre-emptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to pre-emptive rights upon transfer and are not subject to conversion (except as described below under “— Conversion”), redemption or sinking fund provisions.

Under the Articles of Association, each shareholder has a pre-emptive right upon an issuance of common shares (or the granting of rights to subscribe for common shares) in proportion to the aggregate amount of its Class A common shares and Class B common shares, whereby each shareholder will receive Class A common shares and Class B common shares in the same proportion as is held by such shareholder at 9:00 a.m. Eastern Time on the date the issue of shares is resolved upon or such other date as determined by the board of directors, as a result of which holders of Class B common shares are able to maintain their proportionate ownership interest in the Company.

The pre-emptive right does not apply to: (1) shares issued to employees of PicPay Netherlands or a group company of PicPay Netherlands as referred to in Section 2:24b Dutch Civil Code, (2) shares that are issued against payment other than in cash; and (3) shares issued to a person exercising a previously granted right to subscribe for shares.

No pre-emptive rights shall apply in respect of any issuance of conversion shares.

The general meeting may resolve to limit or exclude pre-emptive rights. If the general meeting has designated this authority to the board of directors for a period not exceeding five years, the board of directors may limit or exclude pre-emptive rights, but only if the board of directors has also been designated the authority to issue shares. If less than 50% of the issued capital of PicPay Netherlands is represented at a general meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting to limit or exclude a pre-emptive right or to designate this authority to the board of directors. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares.

Subject to Section 2:96a of the Dutch Civil Code, when adopting a resolution to issue new shares, the general meeting or the board of directors, as the case may be, may determine how and during which period pre-emptive rights may be exercised.

In addition, see “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.”

Change of Control

We will hold equity interest in PicPay Brazil, which is a regulated entity by the Brazilian Central Bank. If a proposed action would result in a change or modification of the control of PicPay Brazil, such proposed transfer, issuance, conversion or action must be submitted to the Brazilian Central Bank for prior approval in accordance with Article 3, IV, of BCB Resolution 81/2021, and such transfer, issuance, conversion or other action may only be effected after such approval is duly obtained. For more information, see “Regulatory Overview — Other Rules — Change of Corporate Control and Qualified Equity Interest.”

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share and one conversion share or (2) upon a resolution by the class meeting of holders of Class B common shares, all outstanding Class B common shares shall be converted into Class A common shares and conversion shares in the same ratio as set out above or (3) upon a transfer of such Class B common share, with the exception of certain transfer as described in the Articles of Association or (4) upon the voting rights attached to the outstanding Class B common shares representing less than 10% of the aggregated number of voting rights attached to the shares in the capital of PicPay Netherlands then issued and outstanding.

A holder of Class B common shares wishing to convert its Class B common shares may at all times provide the board of directors with a conversion request requesting conversion of one or more of its Class B common shares. A conversion request must at least include (i) the number of Class B common shares to which the request relates, (ii) an irrevocable and unconditional power of attorney from the shareholder requesting conversion to PicPay Netherlands, with full power of substitution and governed by Dutch law, to offer and transfer the conversion shares resulting from the conversion to PicPay Netherlands against no consideration (om niet), and (iii) several representations as further set out in the Articles of Association.

After receipt of a request for conversion of Class B common shares into Class A common shares and conversion shares duly completed and signed to the satisfaction of our board of directors: (i) the board of directors shall resolve to convert the number of Class B common shares to which the conversion request relates into Class A common shares and conversion shares, whereby each Class B common share is converted into one Class A common share and one conversion share and (ii) the requesting shareholder shall be obliged to offer and transfer the conversion shares to PicPay Netherlands for no consideration.

In addition, each Class B common share will convert automatically into one Class A common share and one conversion share upon any transfer, whether or not against a consideration, except for certain transfers described in the Articles of Association, such as transfers to affiliates, transfers to and between holders of our Class B common shares, their family members and their respective heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

Furthermore, each Class B common share will convert automatically into one Class A common share and one conversion share and no Class B common shares will be issued thereafter if, at any time, the voting rights attached to the outstanding Class B common shares represents less than 10% of the aggregated number of voting rights attached to the shares in the capital of PicPay Netherlands then issued and outstanding.

Upon the occurrence of any of the automatic conversion events described above, the shareholder concerned shall be obliged to notify the board of directors thereof by means of a written notice addressed to the board of directors.

The conversion shares are introduced to facilitate a 1:1 conversion of Class B common shares into Class A common shares under Dutch law. A 1:1 conversion of Class B common shares into Class A common shares would result in a capital reduction as the nominal value of the Class B common shares is higher than the nominal value of the Class A common shares. A capital reduction under Dutch law requires a resolution by the general meeting of PicPay Netherlands, adopted by a two/third majority if less than half of the issued capital is present or represented at the meeting. In addition, (minutes of) the resolution on the capital reduction will need to be deposited with the Dutch trade register and such is to be announced in a Dutch daily newspaper. Following the aforementioned announcement, a two-month opposition period will commence during which creditors may file an opposition to the capital reduction with the relevant Dutch court, requesting security for their claim. The resolution to reduce PicPay Netherlands’ capital will not be effective until the opposition period has ended and, if opposition has been filed timely, upon the withdrawal of the opposition or upon an order setting aside the opposition becoming enforceable.

If a conversion share is held by anyone other than PicPay Netherlands (the “Transferor”), such Transferor shall be obliged to offer and transfer such conversion share to PicPay Netherlands unencumbered and for no consideration. If and for as long as the Transferor fails to offer and transfer the relevant conversion shares to PicPay Netherlands, the voting rights, meeting rights and rights to receive distributions attached to the relevant conversion shares are suspended. As such, a Transferor will not be entitled to vote on the conversion shares, nor to receive dividends on these shares. If the Transferor fails to offer and transfer the relevant conversion shares to PicPay Netherlands within 30 days after the conversion date, PicPay Netherlands is irrevocably empowered and authorized to offer and transfer the relevant conversion shares to PicPay Netherlands until such transaction occurs. No votes may be cast on conversion shares held by PicPay Netherlands or a subsidiary. For more information on the dividend rights of conversion shares, see “— Dividend and Capitalization of Profits.”

The end result of the conversion of Class B common shares and subsequent transfer to PicPay Netherlands of conversion shares is that a shareholder will hold one Class A common share for each Class B common share it held at the time of conversion.

Notwithstanding the conversion mechanics described above, PicPay Netherlands shall not proceed with the acquisition of conversion shares after receipt of a conversion request (as set out above) to the extent it would not be allowed to acquire such shares under Dutch law. In such event, the board of directors shall propose to our general meeting that the requisite number of Shares held in treasury be cancelled in order to again allow for the acquisition of conversion shares.

Upon the conversion of Class B common shares into Class A common shares and conversion shares, the authorized share capital of PicPay Netherlands shall decrease with the number of Class B common shares so converted and shall increase with the number of Class A common shares and conversion shares into which such Class B common shares are converted.

Our Class A common shares are not convertible into Class B common shares under any circumstances.

Equal Status

Except as expressly provided in the Articles of Association and as set forth in this prospectus, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. The regulations of the board of directors include for the board of directors to, subject to exceptional circumstances, ensure that upon such merger, consolidation, scheme, arrangement or other business combination, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which PicPay Netherlands is a party, or (2) any tender or exchange offer by PicPay Netherlands to acquire any Class A common shares or Class B common shares, the regulations of the board of directors include for the board of directors to, subject to exceptional circumstances, ensure that the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

The record date of each general meeting shareholders is the twenty-eighth day prior to the date of the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares and other persons entitled to vote or attend the general meeting at such record date are entitled to attend and vote at the general meeting.

General Meetings of Shareholders

Annual Meeting.    Under Dutch law, we are required, as a public limited liability company, to hold at least one shareholder meeting each year. An annual general meeting must be held within six months from the end of the preceding financial year. The agenda of the annual general meeting shall announce, among other things, discussion of implementation of the remuneration policy, discussion and adoption of the annual accounts and other proposals brought up for discussion by the board of directors.

General Meeting and Place of Meetings.    Other general meetings will be held if requested by the board of directors, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of PicPay Netherlands (taking into account the relevant provisions of Dutch law, the Articles of Association and the applicable stock exchange regulations). General meetings of shareholders will be held in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands.

Convocation Notice and Agenda.    General meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued with due observance of the statutory notice period and in accordance with Dutch law. Under Dutch law, the notice must be given at least fifteen days prior to the date of the meeting considering the applicable record date for the meeting. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the general meeting must be made on our company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting may contain the items requested by one or more shareholders representing at least 3% of the issued share capital of PicPay Netherlands, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the board of directors at least 60 days before the day of the meeting.

The Dutch Corporate Governance Code provides that, if one or more shareholders intend to request that an item be put on the agenda that may result in a change in PicPay Netherlands’ strategy, the board of directors must be given the opportunity to invoke a response time granting a reasonable period not exceeding 180 days to respond to such intention. If invoked, the board of directors must use such response time for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, and shall explore alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response time may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response time may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened.

Admission and Registration.    Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the Shares accrues, shall be authorized to attend a general meeting, to address the general meeting and to exercise its voting rights. The record date of each general meeting is the twenty-eighth day prior to the date of the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of Shares and other persons entitled to vote or attend the general meeting at such record date are entitled to attend and vote at the general meeting. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights. Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically. Directors have the right to render their advice at a general meeting.

Written resolutions.    The Articles of Association do not provide that resolutions of the general meeting can be adopted by written consent. However, for as long as Class B common shares or conversion shares, as applicable, are not admitted to listing and trading on a stock exchange with the cooperation of PicPay Netherlands, resolutions of the meeting of holders of Class B common shares or holders of conversion shares, as applicable, may be adopted in writing without holding a meeting.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

Dissolution and Liquidation; Merger and Demerger

The general meeting, at the proposal of the board of directors, may resolve to dissolve PicPay Netherlands. In the event of dissolution, PicPay Netherlands will be liquidated in accordance with Dutch law and the Articles of Association and the liquidation shall be arranged by the members of the board of directors, unless the general meeting appoints other liquidators. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.

During liquidation, to the extent possible the Articles of Association shall continue to apply. The Class A common shares and Class B common shares have equal economic rights at liquidation such that any balance remaining after payment of the debts of PicPay Netherlands shall be transferred to the shareholders pro rata in proportion to the number of Class A common shares and Class B common shares held by each shareholder, provided that and with observance of the following order of priority: an amount equal to the nominal value of a conversion share shall first be transferred on each conversion share to the holders of the conversion shares.

A resolution by the general meeting regarding the legal merger or demerger of PicPay Netherlands requires a simple majority. If less than half of the issued capital of PicPay Netherlands is present or represented at the general meeting concerned, a resolution regarding the legal merger or demerger of PicPay Netherlands requires a two-thirds majority.

Amendments to the Articles of Association

The general meeting may, by a simple majority, resolve to amend the Articles of Association. The rights of shareholders may be changed only by amending the Articles of Association in compliance with Dutch law.

Reduction of Share Capital

The general meeting, at the proposal of the board of directors, may resolve to cancel Shares which are held by PicPay Netherlands in treasury or to reduce the nominal value of the Shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at a general meeting if less than 50% of the issued capital is present or represented at the meeting. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.

Transfer of Shares

Common shares are, in principle, freely transferable.

In accordance with the provisions of Dutch law and our Articles of association, the transfer of shares or creation of a right of pledge or right of usufruct thereon requires a deed executed for that purpose and, save in the event PicPay Netherlands itself is a party to such legal act, written acknowledgement by PicPay Netherlands of the transfer. Service of notice of the deed or of a certified notarial copy or extract of that deed on PicPay Netherlands will be the equivalent of such acknowledgement.

The beneficial entitlement to the Class A common shares sold in this offering will be traded on Nasdaq in book-entry form and may be transferred in accordance with Nasdaq’s rules and regulations. Shares that have been entered into the electronic book-entry system will be registered in the name of Cede & Co. as nominee of DTC. The above-mentioned requirements applicable to a transfer of the shares do not apply to the trading of such beneficial entitlements in shares.

Share Repurchase

PicPay Netherlands may acquire its own fully paid-up shares for no consideration, or subject to certain provisions of Dutch law and the Articles of Association for consideration, if: (1) our equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (2) PicPay Netherlands would thereafter not hold a pledge over shares or together with its subsidiaries hold shares with an aggregate nominal value exceeding 50% of the issued share capital; and (3) the board of directors has been authorized to do so by the general meeting, which authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange.

PicPay Netherlands can, jointly with its subsidiaries, hold shares in its own capital exceeding 10% of its issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession. Owned shares pledged by PicPay Netherlands and its subsidiaries are taken into account in this respect. Any shares held by PicPay Netherlands in excess of the amount permitted shall automatically transfer to the directors jointly at the end of the last day of such three-year period. Each director shall be jointly and severally liable to compensate PicPay Netherlands for the value of the shares at such time, with interest at the statutory rate thereon from such time. The same applies to the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange and held by PicPay Netherlands for more than one year after acquisition thereof.

Dividends and Capitalization of Profits

Dividend Policy.    We expect to adopt a dividend policy with respect to payments of any future dividends by PicPay Netherlands.

Manner and Time of Dividend Payments.    Profit is distributed after the adoption of the annual accounts from which it appears that distribution of such profit is admissible. PicPay Netherlands may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up part of the capital plus the reserves as required to be maintained by Dutch law.

The general meeting may determine which part of the profits shall be reserved for purposes of a distribution, and may subsequently resolve to distribute any part of such profits to shareholders as dividend after the adoption of PicPay Netherlands’ annual accounts demonstrating that such distribution is legally permitted. The general meeting furthermore may resolve that the part of the profits remaining after reservation shall be distributed as a dividend on the Shares; without such resolution, these profits in respect of which the general meeting has not resolved for these to be distributed shall also be reserved. From time to time during the course of the year, the board of directors (without prior shareholder approval being required) and the general meeting may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.

The holders of Class A common shares and Class B common shares shall be entitled to share pari passu in any dividends that may be declared in respect of Shares from time to time as any and all distributions on the common shares shall be made in such a way that on each share an equal amount or value will be distributed provided that and with observance of the following order of priority: (a) in the event of a distribution of profits in respect of a financial year, for each conversion share issued and outstanding an amount equal to one percent (1%) of the nominal value of such conversion share shall first be added to the dividend reserve maintained for the holders of conversion shares, and (b) following such, no further distribution shall be made on conversion shares nor shall any profit be added to the dividend reserve maintained for the holders of conversion shares, in respect of such financial year. The conversion shares are entitled to distributions as Dutch law does not allow for a Dutch public limited liability company to issue non-profit shares. By prioritizing a distribution made on the conversion shares there is no limit as to the amount which may be distributed on Class A common shares and Class B common shares following the addition of an amount equal to 1% of the nominal value of each issued and outstanding conversion share to the dividend reserve maintained for the benefit of the holders of the conversion shares. If at any time distributions are made on the common shares, to the extent any conversion shares are issued and outstanding (i.e. held by anyone other than the Company) an amount equal to EUR 0.0009 per conversion share shall be added to the dividend reserve maintained for the holders of conversion shares. If and as long as a conversion share is held by anyone other than the Company, the rights to distributions attached to such share will be suspended. As such, a shareholder will not be entitled to receive a distribution on conversion shares if it has failed to offer and transfer such conversion shares to the Company for no consideration.

Any determination to pay dividends will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements, including limitations under Dutch law, restrictions in our debt agreements that limit our ability to pay dividends to shareholders and other factors our board of directors deems relevant. For example, pursuant to the Dutch Civil Code, PicPay Netherlands may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up issued capital plus the reserves as required to be maintained by Dutch law.

Uncollected Dividends.    A claim for any dividend declared lapses five years after the date on which those dividends were released for payment. Any dividend that is not collected within this period reverts to PicPay Netherlands.

Taxation of Dividends.    Dividend payments can be subject to withholding tax in the Netherlands. For information about the Dutch tax issues relating to dividend payments, see “Taxation — Material Dutch Tax Considerations — Dividend Withholding Tax.”

For information about U.S. federal income issues relating to dividend payments, see “Taxation — Material U.S. Federal Income Tax Consequences — Taxation of Distributions.”

Board of Directors

PicPay Netherlands has a one-tier board structure, comprising both executive directors having responsibility for the day-to-day management and non-executive directors having the task to supervise the performance of the directors. Our Articles of Association provide that the board of directors will be composed of not less than four and not more than 11 directors of which a minimum of one and a maximum of three executive directors and a minimum of three and a maximum of ten non-executive directors, with the number being determined by the board of directors. There are no provisions relating to retirement of directors upon reaching any age limit and only individuals can be a member of our board of directors. For more information about our board of directors, see “Management — Board of Directors.”

The directors shall be appointed as such by our general meeting. The board of directors may nominate one or more candidates for each vacancy. The general meeting determines whether a director is an executive director or a non-executive director upon his or her appointment. The general meeting shall appoint one of the non-executive directors as chairman of the board of directors. Under our Articles of Association, directors are appointed by the general meeting to serve on our board of directors for a term of approximately one year, which period shall end immediately after the annual general meeting that will be held in the calendar year after the date of his or her appointment. A director may be reappointed, with due observance of the provision in the previous sentence. A non-executive director may be in office for a period not exceeding 12 years, which period may or may not be interrupted, unless at the proposal of the board of directors the general meeting of shareholders resolves otherwise.

The task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. Tasks that are not allocated fall within the power of the board of directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of PicPay Netherlands (including supervision thereof in case of non-executive directors).

In the performance of their tasks, the directors shall be guided by the interests of PicPay Netherlands and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The interest of the Company is usually determined primarily by promoting the continued success of the enterprise affiliated to the Company.

PicPay Netherlands has a policy in respect of the remuneration of the board of directors. With due observation of the remuneration policy, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that executive directors do not participate in the deliberations and decision-making regarding the determination of the remuneration of executive directors.

Prior to listing, we will have an audit committee, a compensation committee, a nomination committee and any other board committees that our board of directors resolves to create. See “Management — Committees” for an overview of the tasks and responsibilities of each committee.

Removing or Suspending a Director and Vacancies

A director may at any time be suspended or dismissed by the general meeting by a simple majority vote. An executive director may also be suspended by the board of directors. A suspension can be revoked by the general meeting at any time. A suspension may be extended one or more times, but may not last longer than three months in aggregate. If, at the end of that period, no decision has been taken on the termination of the suspension or on removal, the suspension shall end.

In the event of a vacancy, a new director shall be appointed by the general meeting, for which vacancy the board of directors may nominate one or more candidates. The Articles of Association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act of all non-executive directors, the general meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the non-executive directors to one or more other individuals.

Proceedings of the Board of Directors

Our Articles of Association provide for PicPay Netherlands to be managed by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. The board regulations may provide for a qualified majority. In the case of an equality of votes, the chairman shall have a casting vote. Pursuant to Dutch law and our Articles of Association, a director shall not participate in deliberations and the decision-making process of a relevant resolution in the event they have a direct or indirect personal interest conflicting with the interests of PicPay Netherlands and the enterprise connected with it. If the board of directors is unable to adopt a resolution as a result of all directors being unable to participate in the deliberations and decision-making process due to such a conflict of interest, the decision shall nevertheless be taken by the board of directors, but the board of directors shall record in writing the reasons for the resolution. If a director does not comply with the provisions on conflicts of interest, the applicable resolution is subject to nullification and the director may be held liable towards our company. This nullification, however, only has internal effect and does not affect the external representation of the company by a director.

Subject to the provisions of our Articles of Association, the board of directors shall adopt board regulations dealing with its internal organization, the decision-making process, any quorum requirements, the composition, duties and organization of committees and any other matters concerning the board of directors, the executive directors, the non-executive directors and committees established by the board of directors. Board meetings shall be held at least once every calendar quarter.

Dutch law and/or the Articles of Association provide that resolutions of the board of directors involving major changes in PicPay Netherlands’ identity or character, as well as resolutions regarding a merger, consolidation, scheme, arrangement or other business combination in which PicPay Netherlands is involved with a value exceeding US$10,000,000, are subject to the approval of the general meeting. See “— Voting Rights” for a description of such resolutions.

Liability of Directors

Under Dutch law, the management of a company is a collective and each director can be held jointly and severally liable to PicPay Netherlands for damages in the event of improper or negligent performance of their duties. In such a scenario, all directors are jointly and severally liable to PicPay Netherlands for failure of one or more co-directors. An individual director is only exempted from liability if such director proves that they cannot be held liable for serious culpable conduct for the mismanagement and that they have not been negligent in seeking to prevent the consequences of the mismanagement. In this regard, a director may refer to the allocation of tasks between the directors. Further, individual directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code. In certain circumstances, including in the event of bankruptcy of PicPay Netherlands, directors may incur additional specific civil and criminal liabilities. See “Management — Exculpation and Indemnification of Directors and Officers” for a description of the indemnification provisions in our Articles of Association.

Executive Officers

Our board of directors has appointed executive officers and granted them a general power of attorney to represent PicPay Netherlands.

Our Articles of Association provide that the board of directors may appoint executive officers with general or limited power to represent the Company. Each executive officer shall be competent to represent the Company, subject to the restrictions imposed on them. The board of directors shall determine each executive officer’s title. Such officers, and the contents of their powers to represent the Company, should be registered with the Dutch trade register, indicating the scope of their power to represent the Company.

For more information about our executive officers, see “Management — Executive Officers.”

Inspection of Books and Records

Under Dutch law, the board of directors is required to provide the general meeting in good time with all information that a shareholder requires during a general meeting, unless this would be contrary to an overriding interest of the Company. If the board invokes an overriding interest, it must give reasons. On application by a shareholder or a pledgee or usufructuary of Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a Share.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Dutch law, the board of directors must keep a register of shareholders that includes:

•        the names and addresses of the shareholders;

•        the date on which a shareholder was registered as such;

•        the date on which a shareholder ceased to be a shareholder; and

•        any further information as required by Dutch law or considered appropriate by the board of directors.

The board of directors may appoint a registrar to keep the register on its behalf. The register must be regularly updated. The shareholders’ register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

Annual Accounts and Independent Auditor

PicPay Netherlands will be required to publish its annual accounts within five months after the end of each financial year. The annual accounts are required to be made available to the public during a period of at least ten years.

All directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted at the annual general meeting, at which meeting the directors may be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the board report and independent auditor’s report are made available through our website to the shareholders and other persons with meeting rights for review as from the day of the notice convening the annual general meeting.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of PicPay Netherlands or the board of directors that shareholders may consider favorable. In particular, the capital structure of PicPay Netherlands concentrates ownership of voting rights in the hands of holders of our Class B common shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PicPay Netherlands to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the board of directors of PicPay Netherlands. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

The Class B common shares of PicPay Netherlands are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share.

J&F Participações beneficially owns 100% of our Class B common shares and controls more than 50% of the voting rights in the general meeting immediately prior to and is expected to control more than 50% of the voting rights in the general meeting immediately following this offering. Accordingly, J&F Participações has the ability to appoint all directors, albeit the board of directors has a nomination right, and to determine the outcome of most matters submitted for a vote of the general meeting. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial. All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

So long as J&F Participações has the ability to determine the outcome of most matters submitted to a vote of the general meeting, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the appointment of directors. As a result, the fact that PicPay Netherlands has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of PicPay Netherlands.

Protection of Non-Controlling Shareholders

Non-controlling shareholders may bring certain actions against us and our directors under Dutch law to protect their rights. We have included a non-exhaustive overview of certain actions that we believe may be relevant to non-controlling shareholders.

Under Dutch law, shareholders meeting certain thresholds (including non-controlling shareholders) and certain other stakeholders of the company can initiate inquiry proceedings (enquêteprocedure) with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal (Gerechtshof Amsterdam) (“Enterprise Chamber”). Inquiry proceedings are in principle limited in scope to corporate governance issues. Hence, no liability can be established in such proceedings nor can parties claim damages.

Inquiry proceedings are split into two phases. In the first phase of the proceedings, an inquiry into our policy and the conduct of our business may be requested. The Enterprise Chamber may order such an inquiry if it finds well-founded reasons to doubt the soundness of our policies and/or the conduct of our business. Within two months of the filing of the inquiry report, if any interested party finds sufficient grounds, they may file a new application with the Enterprise Chamber requesting it to establish mismanagement and to order definitive measures. This is the second phase of the inquiry proceedings. If the Enterprise Chamber establishes mismanagement in that second phase of the proceedings, it can order one or more definitive measures, i.e. the suspension or nullification of resolutions, appointment, suspension or dismissal of directors, temporarily setting aside specific clauses included in the Articles of Association, temporary transfer of shares to a trustee; and/or liquidation of the company.

Pending the inquiry proceedings, parties to such proceedings may request certain injunctive relief by means of immediate measures. The Enterprise Chamber may, at any time during the inquiry proceedings, order such immediate measures if — at its sole discretion — it deems such measures necessary in light of the state of the company and/or if this would be in the interest of the inquiry. If granted, such measures remain in effect until the earlier of the end of the inquiry proceedings or a set date so determined by the Enterprise Chamber at its sole discretion.

Non-controlling shareholders may initiate summary proceedings (kort geding) before the competent Dutch court seeking that injunctive relief is ordered.

Any interested party, including non-controlling shareholders, may bring an action before the competent Dutch court seeking to annul a resolution by one of our corporate bodies, including our board of directors and the general meeting. Such action may be granted within one year as from the date on which (a) sufficient publicity of the resolution was given or (b) the claimant(s) became aware of the resolution or was notified thereof. A resolution may be annulled by the competent court on the grounds that it is (a) contrary to statutory provisions or provisions in the Articles of Association regulating the passing of resolutions; (b) contrary to the principles of reasonableness and fairness; and/or (c) any of our by-laws.

Registration Rights and Restricted Shares

Although no shareholders of PicPay Netherlands have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Squeeze-Out Provisions

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who (alone or together with its group companies) holds at least 95 percent of the issued share capital of PicPay Netherlands may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

Despite the fact that there is not any other specific statutory squeeze-out proceedings at a lower level of control than 95 percent, it is not uncommon for the offeror under a public offer and the target to agree on a post-offering restructuring transaction, pursuant to which the offeror may require the target to sell its assets to the offeror against payment of a consideration equal to the offering price. Such transaction is subject to the approval of the general meeting of the target. The remaining minority shareholders will receive their relative portion of the purchase price of this sale through a liquidation distribution in cash as part of the liquidation process of the target. Such transaction usually can be implemented if the offeror has obtained a supermajority acceptance of the offer which is lower than 95 percent.

Because Class A common shares will only be listed on Nasdaq, no mandatory bid requirement is applicable pursuant to Dutch law.

Cooling-off Period

Pursuant to Dutch law, a statutory cooling-off period of up to 250 days can be invoked by the board of directors, during which the general meeting of PicPay Netherlands would not be able to dismiss, suspend or appoint members of the board of directors (or amend the provisions in the Articles of Association governing these matters) unless these matters were proposed by the board of directors. This cooling-off period could be invoked by the board of directors in the event:

•        shareholders, using either their shareholder proposal right or their right to request a general meeting, propose an agenda item for the general meeting to dismiss, suspend or appoint a director (or to amend any provision in the Articles of Association dealing with those matters); or

•        a public offer for PicPay Netherlands has been announced or made without agreement having been reached with PicPay Netherlands on such offer,

•        provided, in each case, that in the opinion of the board of directors such proposal or offer materially conflicts with the interests of PicPay Netherlands and its business.

The cooling-off period, if invoked, ends upon the earliest of the following events:

•        the expiration of 250 days from:

(a)     in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal for the next general meeting has expired;

(b)    in case of shareholders using their right to request a general meeting, the day when they obtain court authorization to do so; or

(c)     in case of a public offer as described above being made without agreement having been reached with PicPay Netherlands on such offer, the first following day;

•        the day after a public offer without agreement having been reached with PicPay Netherlands on such offer, having been declared unconditional; or

•        the board of directors deciding to end the cooling-off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling-off period is invoked, may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•        the board of directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of PicPay Netherlands and its business;

•        the board of directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;

•        if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the board of directors must gather all relevant information necessary for a careful decision-making process. In this context, the board of directors must at least consult with shareholders representing at least 3% of PicPay Netherlands’ issued share capital at the time the cooling-off period was invoked and with PicPay Netherlands’ works council (if applicable). Formal statements expressed by these stakeholders during such consultations must be published on PicPay Netherlands’ website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our company website. This report must also remain available for inspection by the shareholders and others with meeting rights under Dutch law at PicPay Netherlands’ office and must be tabled for discussion at the next general meeting.

Comparison of Dutch and U.S. Corporate Law

Because PicPay Netherlands is, as of the date of this prospectus, a Dutch public limited liability company, the rights of shareholders of PicPay Netherlands will be governed by applicable Dutch law and by the Articles of Association.

The following is a summary comparison of certain differences between the rights PicPay Netherlands’ shareholders will have as shareholders under applicable Dutch law, including Book 2 of the Dutch Civil Code, and our Articles of Association effective upon completion of the offering, and the rights of shareholders under the Delaware general corporation law (the “DGCL”), in a corporation incorporated in Delaware. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq listing requirements or on our governance or other policies. Such rights, obligations or provisions generally apply equally to the Shares.

	PicPay Netherlands	Delaware Entity
Authorized and Outstanding Capital Stock; Payment on Shares

Under Dutch law, at least 20% of the authorized capital of a public limited liability company must be issued and at least 25% of the nominal value of the issued shares (and authorized share capital) must be paid up. The issued and paid-up capital must amount to at least €45,000. Payment on shares in kind is possible. The articles of association include the authorized capital.

Under Dutch law, the general meeting is authorized to issue shares or delegate such authority to the board of directors.

Under the DGCL, capital stock issued by a Delaware corporation may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the company, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by our company’s board of directors.

Under the DGCL, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.

Delaware corporations generally provide their authorized capital stock in their certificate of incorporation.

Consolidation and Division; Subdivision

Under Dutch law, the general meeting may resolve to reduce the issued capital by reducing the nominal value of shares by amending the articles of association or by cancelling shares which our company holds. The issued shares may also be combined into a smaller number of shares or split into a greater number of shares through an amendment of the articles of association. The articles of association include for a resolution by the general meeting to reduce the issued capital to be adopted at the proposal of the board of directors.

Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation approved by shareholders.

Pre-emption Rights

Under the Articles of Association, each shareholder has a pre-emptive right upon an issuance of common shares (or the granting of rights to subscribe for common shares) whereby each shareholder will receive Class A common shares and Class B common shares in the same proportion as is held by such shareholder at 9:00 a.m. Eastern Time on the date the issue of shares is resolved upon or such other date as determined by the board of directors, except inter alia if shares are issued for a non-cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares. The general meeting is in principle authorized to limit or exclude pre-emptive rights or to delegate such authority to the board of directors. The general meeting can delegate such authority to the board of directors for a period not exceeding five years. No pre-emptive rights shall apply in respect of any issuance of conversion shares.

Under the DGCL, shareholders have no pre-emptive rights on any issuances of stock or security convertible into such stock unless, and to the extent, such rights are expressly provided for in the certificate of incorporation.

	PicPay Netherlands	Delaware Entity
Distributions, Dividends, Repurchases and Redemptions

Distributions/Dividends

PicPay Netherlands can only make distributions insofar its equity exceeds the aggregate of the paid up and called up part of the issued capital increased with the reserves required to be maintained by Dutch law or the Articles of Association. This rule applies to both dividend distributions (out of profit) and distributions of freely distributable reserves (such as share premium). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the general meeting and will depend on a number of factors.

The general meeting may determine which part of the profits shall be reserved for purposes of a distribution, and may subsequently resolve to distribute any part of such profits to shareholders as dividend after the adoption of PicPay Netherlands’ annual accounts demonstrating that such distribution is legally permitted. Profits in respect of which the general meeting has not resolved for these to be distributed shall also be reserved.

From time to time during the course of the year, the board of directors (without prior shareholder approval being required) and the general meeting may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

Distributions/Dividends

Under the DGCL, a Delaware corporation’s board of directors may declare and pay dividends to the holders of such corporation’s capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of such corporation’s capital stock or in other property.

Repurchases/Redemptions

Unless otherwise restricted in a Delaware corporation’s certificate of incorporation and subject to notice requirements under the DGCL, a Delaware corporation may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If a Delaware corporation designates and issues shares of a series of preferred stock that are redeemable in accordance with its terms, such terms will govern the redemption of such shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. Shares that have been repurchased but have not been cancelled may be resold by a corporation for such consideration as the board may determine in its discretion.

	PicPay Netherlands	Delaware Entity

Repurchase

The board of directors may — subject to several capital protection rules — repurchase shares if authorized thereto by the general meeting, which authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. No authorization of the general meeting is required if shares are acquired by PicPay Netherlands with the intention of transferring such shares to employees of PicPay Netherlands or any group company of PicPay Netherlands under a scheme applicable to such employee, provided that such shares are listed on a stock exchange. The general meeting may authorize the board of directors, each year to repurchase shares for a period of 18 months.

Dividends in Shares; Bonus Issues	PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.	The DGCL does not restrict distributions of capital stock to shareholders in the form of a share dividend.
Lien on Shares, Calls on Shares and Forfeiture of Shares

Upon an issuance of Shares, the nominal amount thereof, and any share premium, must be paid. Shares may only be issued against payment in full of the amount. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash.

Under the DGCL, a Delaware corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.

Share Certificates

Dutch law allows a public limited liability company to issue share certificates, provided these are kept by a central institute or intermediary within the meaning of article 1 of the Dutch Giro Securities Act. The Articles of Association do not allow the issuance of share certificates.

The DGCL does not restrict use of physical share certificates or book-entry shares.

	PicPay Netherlands	Delaware Entity
Election of Directors

Our executive directors and non-executive directors shall be appointed by the general meeting. In the event of a vacancy, a new director shall be appointed by the general meeting, for which vacancy the board of directors may nominate one or more candidates. The board of directors shall consist of a minimum of four directors and a maximum of 11 directors. In addition, the number of executive directors and the number of non-executive directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of one and a maximum of three executive directors and a minimum of three and a maximum of ten non-executive directors. The general meeting shall appoint one of the non-executive directors as chairman of the board of directors.

A Delaware corporation’s directors are elected by shareholders at an annual meeting of shareholders. The board of directors may determine the number of board members who will serve on the board, or such number may be fixed in the certificate of incorporation. The DGCL provides that shareholders of a corporation do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation of the corporation.

Removal of Directors; Vacancies

Suspension/Dismissal

A director may at any time be suspended or dismissed by the general meeting by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

Vacancies

In the event of a vacancy, a new director shall be appointed by the general meeting, for which vacancy the board of directors may nominate one or more candidates. The Articles of Association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act of all non-executive directors, the general meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the non-executive directors to one or more other individuals.

Removal of Directors

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies

Delaware corporations may specify in their certificate of incorporation or bylaws the procedure for addressing board vacancies, which may be filled by the board of directors or by the shareholders at a meeting.

	PicPay Netherlands	Delaware Entity
Duties of Directors

Under Dutch law, the board of directors, consisting of executive directors and non-executive directors, is responsible for the company’s management, the general affairs of the company’s business and the general affairs of its subsidiaries.

It is also responsible for determining the company’s strategy and outlining its policy.

The board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees. In the performance of their tasks, the directors shall be guided by the interests of the company and the enterprise connected with it. Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees.

Under the DGCL, a corporation’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its shareholders.

A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

	PicPay Netherlands	Delaware Entity
Approval of Board Resolutions

Under Dutch law and our Articles of Association any important change in the identity or character of PicPay Netherlands must be approved by the general meeting, including (i) the transfer of the business enterprise of PicPay Netherlands or practically the entire business enterprise of PicPay Netherlands business and/or assets to a third party, (ii) the entering into or termination of a long-lasting cooperation by PicPay Netherlands or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or the termination thereof is of essential importance to PicPay Netherlands, and (iii) the acquisition or disposal by PicPay Netherlands or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes set out in the last adopted annual accounts of PicPay Netherlands. In addition, under the Articles of Association any resolutions of the board of directors regarding a merger, consolidation, scheme, arrangement or other business combination in which PicPay Netherlands is involved with a value exceeding US$10,000,000 must be approved by the general meeting.

Under the DGCL, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the DGCL, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

	PicPay Netherlands	Delaware Entity
Conflicts of Interest of Directors

According to Dutch law, a director shall not take part in the deliberation and decision-making if he or she has a direct or indirect personal interest therein, which is in conflict with the interests of our company and its business. In case all directors have a conflict of interest, the resolutions will be adopted by the general meeting, unless the articles of association provide otherwise. The Articles of Association provide that if there is a personal conflict of interest in respect of all directors, the decision shall nevertheless be taken by the board of directors, and shall be disclosed and explained by the board of directors in the board report.

If a director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification and the director may be held liable towards our company. This nullification, however, only has internal effect and does not affect the external representation of the company by a director.

Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

•   the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•   the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•   the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

	PicPay Netherlands	Delaware Entity
Indemnification of Officers and Directors

Pursuant to the Articles of Association, current and former directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of the director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

A director or former director shall not be entitled to any indemnification, if and to the extent: (a) Dutch law would not permit such indemnification; (b) a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director or former director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of such director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness; (c) the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or (d) PicPay Netherlands brought the procedure in question before a court.

Under the DGCL, a corporation has the power to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware court or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

	PicPay Netherlands	Delaware Entity
Limitation on Director Liability

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to our company for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

The board of directors will be insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as a member of the board of directors.

Under the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages for breach of his fiduciary duties as a director, provided that it does not eliminate or limit the liability of a director:

•   for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of shares); or

•   for any transaction from which the director derived an improper personal benefit.

Annual Meetings of Shareholders

Under Dutch law, public limited liability companies are required to hold at least one shareholder meeting each year. This annual general meeting must take place within six months from the end of the preceding financial year.

The general meeting of PicPay Netherlands shall be held in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands.

A subject for discussion at the general meeting that has been requested in writing by one or more shareholders who individually or jointly represent at least three percent of our company’s issued share capital shall be included in the notice of the general meeting, provided that the company has received the request no later than 60 days before the day of the meeting

The DGCL provides that if a corporation has not held its annual meeting of shareholders for a period of 30 days after the date designated, or if no date has been designated, for a period of 13 months after its last annual meeting, a court may summarily order a meeting to be held upon the application of any shareholder or director.

The bylaws of a Delaware corporation generally provide for procedure for the determination of the date, time and place of the annual meeting of shareholders. The content of the meeting is dictated by the board of directors and included in the notice of a meeting. The bylaws also generally include advance notice provisions, which provide a means for a shareholder to raise a proposal at a meeting, and may further provide for proxy access, which enables a shareholder to include a proposal in the notice and proxy statement for a meeting.

Calling Special Meetings of Shareholders

Other general meetings of shareholders will be held if requested by the board of directors, or by written request of one or more shareholders representing in aggregate at least 10% of our issued share capital.

Under the DGCL, special meetings of shareholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

	PicPay Netherlands	Delaware Entity
Notice Provisions

The convocation notice of the general meeting shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting whether or not by written proxy-holder, the address of the website of PicPay Netherlands and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication. The notice of the meeting shall also state the record date and the manner in which the persons entitled to attend or vote at a meeting may procure their registration and exercise their rights.

Under the DGCL, without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders given by a corporation under any provision of the DGCL, its certificate of incorporation or its bylaws may be given in writing directed to the shareholder’s mailing address (or by electronic transmission directed to the shareholder’s electronic mail address, as applicable) as it appears on the records of the corporation.

Quorum at Shareholder Meetings

Pursuant to Dutch law, the validity of a resolution of the general meeting is not dependent on the question which part of the share capital is represented at such meeting, unless Dutch law or the articles of association describes otherwise.

Under the DGCL, and as typically provided for in certificates of incorporation or bylaws, the presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum at any meeting of shareholders, unless otherwise specified in the certificate of incorporation or bylaws. In no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Voting Rights

Each Class A common share confers the right to cast one vote at a general meeting and each Class B common share confers the right to cast ten votes at a general meeting. If and to the extent voting rights are not suspended, each conversion share confers the right on the holder to cast nine votes at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribe a larger majority.

Under the DGCL, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise.
Shareholder Action by Written Consent

The Articles of Association do not provide that resolutions of the general meeting can be adopted by written consent. However, for as long as Class B common shares or conversion shares, as applicable, are not admitted to listing and trading on a stock exchange with the cooperation of PicPay Netherlands, resolutions of the meeting of holders of Class B common shares or holders of conversion shares, as applicable, may be adopted in writing without holding a meeting.

Under the DGCL, shareholders may, unless the certificate of incorporation otherwise provides, act by written consent with the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of shareholders.

	PicPay Netherlands	Delaware Entity
Shareholder Suit

Under Dutch law, in the event that a third party is liable to PicPay Netherlands, only PicPay Netherlands itself can bring civil action against that party. Shareholders of PicPay Netherlands do not have the right to bring an action on behalf of PicPay Netherlands. Only in the event that the cause for the liability of a third party to PicPay Netherlands also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. See the section entitled “— Enforcement of Civil Liabilities Against Foreign Persons” below.

Generally, Delaware corporations may be sued under federal securities law, and under the DGCL, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Inspection of Books and Records

Under Dutch law, the board of directors is required to provide the general meeting in good time with all information that a shareholder requires during a general meeting, unless this would be contrary to an overriding interest of our company. If the board invokes an overriding interest, it must give reasons.

On application by a shareholder or a pledgee or usufructuary of Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a share.

Under the DGCL, a shareholder or his or her agent has a right to inspect the corporation’s ledger, a list of all of its shareholders and its other books and records during the usual hours of business upon written demand stating his or her purpose (which must be reasonably related to such person’s interest as a shareholder). If the corporation refuses to permit such inspection or fails to reply to the request within five business days after the demand, the shareholder may apply to a Delaware court for an order to compel such inspection.

Disclosure of Interests in Shares

Under Dutch law, each shareholder of a company admitted to listing and trading on an EU regulated market who holds a substantial holding in that company should forthwith notify the competent authority of such substantial holding. Substantial holding means the holding of at least 3% of the shares or the ability to vote on at least 3% of the voting rights of such shares. Because the Shares will not be admitted to listing and trading on an EU regulated market, these (EU-regulated) disclosure provisions do not apply.

Although the DGCL requires Delaware corporations to maintain a list of registered stockholders and record transfers of registered shares, there is no requirement under the DGCL for shareholders to provide notifications of their share ownership. Such notification requirements are governed by the U.S. federal securities laws.

	PicPay Netherlands	Delaware Entity
Shareholder Approval of Transaction(s)

Under Dutch law, any important change in the identity or character of PicPay Netherlands must be approved by the general meeting, including: (i) the transfer of the enterprise of PicPay Netherlands or practically the entire enterprise of PicPay Netherlands to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by PicPay Netherlands or its subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to PicPay Netherlands; and (iii) the acquisition or disposal by PicPay Netherlands or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of PicPay Netherlands. In addition, under the Articles of Association any resolutions regarding a merger, consolidation, scheme, arrangement or other business combination in which PicPay Netherlands is involved with a value exceeding US$10,000,000 must be approved by the general meeting. The absence of any such approval of the general meeting does not affect the authority of the board of directors or directors to represent PicPay Netherlands.

Under the DGCL, in general, the affirmative vote of a majority of the outstanding voting power of a corporation entitled to vote on the matter is required to amend the certificate of incorporation and approve mergers and consolidations involving the incorporation (with certain exceptions), the dissolution of the corporation and the sale, lease or exchange of all or substantially all of the assets of the corporation.

Under the DGCL, if a parent entity owns 90% of the outstanding shares of each class of shares of a subsidiary corporation that otherwise would be entitled to vote on such merger, such corporation may be merged into its parent without the approval of shareholders of either entity.

Rights of Dissenting Shareholders

The concept of dissenting rights does not exist under Dutch law other than in respect of a cross-border merger of PicPay Netherlands whereby the company acts as disappearing company and merges with and into a company governed by the laws of another EU Member State. Any shareholder of PicPay Netherlands who voted against such proposal to merge the company is to file a request with PicPay Netherlands within one month after adoption of the resolution. The shares held by such shareholder and to which the request pertains will be cancelled as per the moment the merger becomes effective. Dutch law as it currently stands provides for the compensation granted to such shareholders to be determined by one or more independent experts.

Under the DGCL, shareholders have appraisal rights in connection with mergers and consolidations, provided the shareholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 shareholders.

However, even if the target corporation’s shares were listed on a national exchange or held by more than 2,000 holders, when the target shareholders receive consideration of any form other than shares, depository receipts in respect thereof, cash in lieu of fractional shares, or any combination thereof, the right to demand appraisal still applies.

	PicPay Netherlands	Delaware Entity
Anti-Takeover Measures

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Dutch law does not contain anti-takeover measures that are applicable by operation of law.

Our Articles of Association contain a dual-class share structure that gives greater voting power to the Class B common shares owned by our controlling shareholders that, although do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of the Class A common shares and adversely affect the trading price of the Class A common shares and the voting and other rights of the holders of the Class A common shares.

For more information, see “Description of Share Capital — Anti-Takeover Provisions in our Articles of Association.”

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise.

Under the DGCL, unless required by its certificate of incorporation, mergers in which 20% or less of a corporation’s shares are issued generally do not require shareholder approval. In addition, unless required by its certificate of incorporation, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares.

Variation of Rights Attaching to a Class or Series of Shares

Dutch law provides for different classes of shares with different voting rights or preferred entitlement to profits. However, a class of shares without voting or profit rights is not possible with regard to public limited liability companies such as PicPay Netherlands.

Under the DGCL, Delaware corporations may provide for different rights for its different classes of shares and may provide such information in the corporation’s certificate of incorporation and/or bylaws.

Amendments of Articles of Association	The general meeting may, at the proposal of the board of directors and by a simple majority, resolve to amend the Articles of Association.

Under the DGCL, after a corporation has received payment for any of its shares, a corporation’s certificate of incorporation may be amended with approval of the board of directors and a majority of the outstanding shares entitled to vote.

	PicPay Netherlands	Delaware Entity
Rights Upon Liquidation	The general meeting may, at the proposal of the board of directors, resolve to dissolve PicPay Netherlands.

Under the DGCL, if a dissolution is initially approved by the board of directors, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Under the DGCL, if the board has not approved a proposal to dissolve, a dissolution must be approved by the written consent of shareholders holding 100% of the total voting power of the corporation.

Enforcement of Civil Liabilities Against Foreign Persons

Judgments in civil and commercial matters obtained from U.S. federal or state courts may be enforced in the Netherlands. However, no assurance can be given that such judgments will be enforceable.

For more information, see “Enforceability of Civil Liabilities — The Netherlands.”

A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

Class A Common Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including Class A shares into which Class B common shares have been converted, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of            common shares outstanding. Of these shares, the            Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below under “— Rule 144.”

The remaining            common shares, representing            % of our outstanding shares, will be held by J&F International, Banco Original, Stichting JAB, Stichting ACC Family, Stichting AGR and Stichting ECS. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of the lock-up agreements described below, and of the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Taxation

The following summary contains a description of certain Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Dutch and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Netherlands and regulations thereunder and of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Netherlands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Material Dutch Tax Consequences

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposition of Class A common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. This summary does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences of the offer of Class A common shares to a particular holder will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the offering to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that PicPay Netherlands is organized, and that its businesses will be conducted, in the manner outlined in this prospectus. A change to such organizational structure or to the manner in which PicPay Netherlands conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this prospectus. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Material Dutch Tax Consequences paragraph does not address the Dutch tax consequences for a holder of Class A common shares who:

(i)     is a person who may be deemed an owner of Class A common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)    is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Class A common shares;

(iii)   is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)   is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

(v)    owns Class A common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(vi)   has a substantial interest or a deemed substantial interest in PicPay Netherlands for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person — either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes — owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of PicPay Netherlands, or rights to acquire, directly or indirectly, such an interest in the shares of PicPay Netherlands or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of PicPay Netherlands, or (b) such person’s shares, rights to acquire shares or profit participating certificates in PicPay Netherlands are held by him following the application of a non-recognition provision; or

(vii)  is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Taxes on income and capital gains

Resident holders of Class A common shares

A holder of Class A common shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Class A common shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Class A common shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Class A common shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of Class A common shares is an individual whose situation has not been discussed before in this section “Material Dutch tax consequences — Taxes on income and capital gains — Resident holders of Class A common shares,” the value of his Class A common shares forms part of the yield basis for that calendar year for purposes of tax on benefits from savings and investments. A deemed benefit, which is calculated on the basis of a holder’s actual bank savings plus his actual other investments (including the value of his Shares), minus his actual liabilities whilst taking into account a deemed benefit for each of these categories, is taxed at the rate of 36%. For the year 2025, the estimated deemed benefit rate for actual bank savings is 1.44%, the deemed benefit rate for actual other investments, which category includes the Class A common shares, is 5.88% and the estimated deemed benefit rate for actual liabilities is 2.62%. The estimated deemed return percentages will be confirmed later. Actual benefits derived from the acquisition, ownership and disposition of Class A common shares are not subject to Dutch income tax.

The Dutch Supreme Court has ruled that the regime as set out hereinabove is incompatible with the European Convention on Human Rights as well as the First Protocol to this Convention in cases where the deemed benefit is higher than the actual nominal return on the assets and liabilities, which includes unrealized changes in value of such assets and liabilities. In these cases, the Dutch Supreme Court has ruled that restoration rights must be granted to such holder of Class A common shares. The Dutch legislator has announced the introduction of new legislation to eliminate the incompatibilities referred to above. Holders of Class A common shares that are taxed in this manner with respect to their Class A common shares are therefore recommended to consult a professional tax adviser.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with Class A common shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax at up to a maximum rate of 25.8%.

General

A holder of Class A common shares will not be or be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the acquisition, ownership and disposition of the Class A common shares or the execution and/or enforcement of the documents relating to the issue of Class A common shares or the performance by PicPay Netherlands of its obligations under such documents or under the Class A common shares.

Non-resident holders of Class A common shares

Individuals

If a holder of Class A common shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Class A common shares, except if:

(i)     he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Class A common shares are attributable to such permanent establishment or permanent representative;

(ii)    he derives benefits or is deemed to derive benefits from or in connection with Class A common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)   he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Class A common shares are attributable.

Such profits and benefits as specified under (i) and (ii) are subject to Dutch income tax at progressive rates up to 49.5%. Such profits as specified under (iii) that are not already included under (i) or (ii) are subject to Dutch income tax on the basis of a deemed benefit from savings and investments (as described under “Resident holders of Class A common shares — Other individuals”).

Corporate entities

If a holder of Class A common shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Class A common shares, except if:

(i)     it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Class A common shares are attributable; or

(ii)    it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Class A common shares are attributable.

Such profits and benefits are subject to Dutch corporate income tax at up to a maximum rate of 25.8%.

General

If a holder of Class A common shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of holding Class A common shares or the performance by PicPay Netherlands of its obligations under the Class A common shares.

Withholding taxes

Dividend withholding tax

PicPay Netherlands is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by PicPay Netherlands, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of Class A common shares’ individual circumstances.

The concept “dividends distributed by PicPay Netherlands” as used in this Material Dutch Tax Considerations paragraph includes, but is not limited to, the following:

•        distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognised as paid-in for Dutch dividend withholding tax purposes;

•        liquidation proceeds and proceeds of repurchase or redemption of Class A common shares in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes;

•        the nominal value of Class A common shares issued by PicPay Netherlands to a holder of Class A common shares or an increase of the nominal value of Class A common shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

•        partial repayment of capital, recognised as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting has resolved in advance to make such repayment and (b) the nominal value of the Class A common shares concerned has been reduced by an equal amount by way of an amendment to PicPay Netherlands’ articles of association.

Additional withholding tax

An additional Dutch withholding tax at a rate of 25.8% may apply with respect to dividends distributed or deemed to be distributed by PicPay Netherlands if the dividends are distributed or deemed to be distributed to a related party, which (i) is resident in a low-tax or non-cooperative jurisdiction as specifically listed in an annually updated Dutch regulation, (ii) has a permanent establishment in any such jurisdiction to which the dividend is attributable, (iii) is neither resident in the Netherlands nor in a low-tax or non-cooperative jurisdiction, and is entitled to the dividend with the main purpose or one of the main purposes to avoid withholding tax of another person, (iv) is a hybrid entity, or (v) is not resident in any jurisdiction, within the meaning of the Dutch Withholding Tax Act 2021. The additional Dutch withholding tax rate is equal to the highest Dutch corporate income tax rate at the time of the dividend payment, which is 25.8%. The additional Dutch withholding tax on dividends may be reduced by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution.

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Class A common shares by way of gift by, or upon the death of, a holder of Class A common shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Class A common shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Class A common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the acquisition, ownership and disposition of Class A common shares and the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Class A common shares, the performance by PicPay Netherlands of its obligations under such documents, or the transfer of Class A common shares.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares. This discussion applies only to a U.S. Holder that acquires our Class A common shares in this offering and that owns Class A common shares as capital assets for U.S. federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Convention Between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any state, local or non-U.S. tax law, alternative minimum tax consequences, Medicare contribution tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•        certain banks or financial institutions;

•        regulated investment companies and real estate investment trusts;

•        dealers or traders in securities that use a mark-to-market method of tax accounting;

•        insurance companies;

•        persons holding Class A common shares as part of a hedge, straddle, constructive sale or conversion, integrated or similar transaction;

•        persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

•        entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•        tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•        “controlled foreign corporations”;

•        certain U.S. expatriates;

•        persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding stock; or

•        persons owning Class A common shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares in their particular circumstances.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Class A common shares and is:

•        an individual citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our Class A common shares.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF OUR CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on our Class A common shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our Class A common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our Class A common shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates (unless eligible for reduced rates as described below).

As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) we are eligible for the benefits of the Treaty or our Class A common shares are readily tradable on Nasdaq, (ii) we are not a PFIC (as discussed below under “Passive Foreign Investment Company Rules”) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met. For so long as we are treated as PFIC with respect to a U.S. Holder (or were treated as a PFIC with respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” A dividend will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.

A U.S. Holder may be entitled to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable Dutch income taxes withheld from dividends at a rate not exceeding the rate provided in the Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends paid by us generally will constitute income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Class A Common Shares

Subject to the PFIC rules described below, gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our Class A common shares will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder has held the Class A common shares for more than one year. The amount of such gain or loss will generally be equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Class A common shares disposed of, in each case as determined in U.S. dollars. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. For this purpose, passive income generally includes, among other things, interest, rents, dividends, royalties and certain gains, subject to various exceptions.

Based on the Company’s gross income, gross assets, and the nature of the Company’s business, it is possible that the Company was a PFIC for the taxable year ending December 31, 2024, and taking into account certain estimates of the aforementioned items, together with the expected use of the proceeds from the offering and the Company’s anticipated Market Capitalization for the taxable year ending December 31, 2025, it is possible that the Company may be classified as a PFIC for the taxable year ending December 31, 2025 and may be so classified in one or more future taxable years. Further, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year, and because our PFIC status for each taxable year will depend on facts, including the composition of our income and assets, and the value of our assets from time to time (and the value of our assets, including goodwill, may be determined in part by reference to the market value of the Class A common shares, which will change over time), it is possible that we may be a PFIC in any given taxable year. We will not provide an annual determination of our PFIC status for any taxable year. If the Company is or becomes a PFIC, a U.S. Holder who owns our Class A common shares will generally be subject to adverse tax treatment, as discussed in more detail below. Accordingly, you are urged to consult your tax advisors regarding the risks associated with investing in a company that may be a PFIC.

Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC. Therefore, if we are a PFIC for any taxable year during which you hold our Class A common shares, you generally will continue to be subject to the rules described in the following paragraph with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our Class A common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiaries.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns our Class A common shares, gain recognized by the U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to each allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the Class A common shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. If we are a PFIC for any year during which a U.S. Holder owns Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder owns the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are or become a PFIC, certain elections would result in alternative treatments, such as a mark-to-market election (discussed below) of the Class A common shares, or such as a ‘‘qualified electing fund’’ (“QEF”) election to include in income the U.S. Holder’s share of the corporation’s income on a current basis. A U.S. taxpayer may generally make a QEF election with respect to shares of a foreign corporation only if such taxpayer is furnished annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make QEF elections. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a QEF election with respect to any of our Class A common shares.

Alternatively, if we are a PFIC for any taxable year and if the Class A common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the Class A common shares (but not with respect to any Lower-tier PFICs, if any) that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which we intend to apply to list our Class A common shares, is a qualified exchange for this purpose.

Generally, under the mark-to-market election the U.S. Holder will recognize at the end of each taxable year (i) ordinary income in respect of any excess of the fair market value of the Class A common shares over their adjusted tax basis or (ii) ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we were a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. As to any elections with respect to our Class A common shares, including mark-to-market elections or QEF elections, U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available or advisable if we are or become a PFIC and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our Class A common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale, exchange or other taxable disposition (including redemption) of our Class A common shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the Class A common shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our Class A common shares, subject to certain exceptions (including an exception for our Class A common shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of the Class A common shares.

Underwriting

We and the underwriters named below have entered into an underwriting agreement dated            , 2025 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Citigroup Global Markets Inc. and RBC Capital Markets, LLC are acting as global coordinators in this offering and representatives of the underwriters.

Underwriter	Number of Class A Common Shares
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to buy up to an additional            Class A common shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            Class A common shares from us.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$            . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$            .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exchangeable for our common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of            .

Specifically, we have agreed, with certain specified exceptions, not to directly or indirectly to: (1) issue, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to our common shares, including but not limited to any options or warrants to purchase common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or any such substantially similar securities; or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise (other than the shares to be sold in this offering or pursuant to employee share option plans existing on, or upon the exchange of convertible or exchangeable securities outstanding as, the date of this prospectus), or to publicly disclose the intention to undertake any of the transactions described in clause (1) or (2) above

With respect to us, these lock-up restrictions will not apply to:

(i)     the issuance of common shares to be sold pursuant to this offering;

(ii)    the grant by us of any options, warrants or shares, provided that, if such options or warrants are exercised, the recipients of the shares shall be bound by a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters, or the issuance of common shares upon the exercise of an option or warrant or under the long-term incentive plan described in this prospectus, provided that the recipients of such common shares who are our directors or executive officers enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(iii)   the issuance of common shares upon the conversion of a security described in this prospectus outstanding as of the date of this prospectus, provided that the recipients of such common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(iv)   the issuance of common shares in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that the recipients of such common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(v)    the filing by us of any registration statement on Form S-8 or a successor form thereto relating to our long term incentive plans described in this prospectus; or

(vi)   the issuance of common shares in connection with the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act, provided that such a plan does not provide for the transfer of common shares during the lock-up period and no public announcement under the Exchange Act whether required or voluntary will be made regarding the establishment of such plan.

We also agreed not to file with the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to the common shares, including but not limited to any options or warrants to purchase common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or any such other securities.

Specifically, our executive officers and directors, and all of our existing shareholders have agreed, with certain specified exceptions, not to directly or indirectly to: (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares (such options, warrants or other securities, collectively, Derivative Instruments), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the signatory; (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the signatory or someone other than the signatory), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any common shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common shares or other securities, in cash or otherwise; or (3) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (1) above or transaction or arrangement described in clause (2) above.

With respect to our executive officers and directors and our existing shareholders, these lock-up restrictions will not apply to:

(i)     transfers as bona fide gifts, provided that (a) such donee or donees agree to be bound in writing by the terms of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(ii)    transfers to any trust for the direct or indirect benefit of the signatories of the lock-up agreement or their immediate family, which shall mean any relationship by blood, marriage or adoption, not more remote than first cousin, provided that (a) the trustee of such a trust agrees to be bound in writing by the terms of the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(iii)   transfers that occur by reason of a will or under the laws of descent, or pursuant to statutes governing the effects of a qualified domestic order or divorce settlement, provided that (a) the transferee or transferees agree to bound in writing by the terms of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(iv)   transactions relating to our common shares or other securities acquired in open market transactions after the completion of this offering;

(v)    transfers following the consummation of our initial public offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our issued share capital involving a “change of control” (meaning a change in our ownership of not less than 50.1%) that has been approved by the our board of directors, provided that (a) should such a transaction not be completed, the lock-up restrictions will continue to apply to the signatories of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(vi)   pursuant to the underwriting agreement and any reclassification, conversion or exchange in connection with such sale of shares to be sold thereby, provided that the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(vii)  as a result of the operation of law, or pursuant to an order of a court or regulatory agency, provided that the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(viii) transfers whereby a signatory of the lock-up agreement that is an entity transfers its common shares to a subsidiary or an “affiliate” (as defined by Rule 405 of the Securities Act) or distributes its common shares to direct or indirect partners, members, shareholders or holders of similar equity interest in the signatory to the lock-up agreement, provided that (a) the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(ix)   transfers whereby a signatory of the lock-up agreement that is an individual transfers its common shares to any immediate family member or any entity controlled by the signatory, provided that (a) the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(x)    the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that (a) such a plan does not provide for the transfer of common shares during the lock-up period, and (b) to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made during the lock-up period by or on behalf of the signatory or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the lock-up period;

(xi)   any third-party pledge or other encumbrance in a bona fide transaction as collateral to secure the obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the signatory and its affiliates, provided that (a) any such pledgee or other party shall, upon foreclosure on the pledged common shares during the term of the lock-up, execute and deliver an agreement stating that the transferee is receiving and holding such common shares subject to the provisions of the lock-up agreement, and (b) none of us, the signatory, nor such pledgee or other party shall effect any public filing or report regarding such pledge, foreclosure or otherwise relating to the pledge; or

(xii)  if the signatory of the lock-up agreement is our director or officer, the exercise of any rights to purchase, exchange or convert any stock options granted to the undersigned pursuant to the our equity incentive plans referred to in this prospectus, or any options, warrants or other securities convertible into or exercisable or exchangeable for our common shares, which options, warrants or other securities are described in this prospectus, provided that (a) no filings shall be required or made during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, (b) the underlying common shares continue to be subject to the restrictions set forth in the lock-up agreement, and (c) neither us nor the signatory otherwise voluntarily effects any other public filings, announcements or reports regarding such exercise during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on Nasdaq under the symbol “PICS.”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional

Class A common shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional Class A common shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional Class A common shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer of the Class A common shares to the public may not be made in that Member State, except that an offer of Class A common shares may be made to the public in that Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of the public” in relation to any Class A common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of the Class A common shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of the Class A common shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons in the United Kingdom (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of Class A common shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Class A common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to and is only directed at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons being referred to as “relevant persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under (i) Brazilian Federal Law No. 6,385, of December 7, 1976, as amended and (ii) CVM Resolution No. 160, of July 13, 2022, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008, and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN

CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the “Securities Law,” and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the “Addendum,” to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004, and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (b) if the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (c) if the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Brazilian Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the “FSCMA.” The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or “FETL”) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our Class A common shares. The Class A common shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or “FinSA,” and no application has or will be made to admit the Class A common shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the Class A common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Expenses of the Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous costs
Total	US$

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by White & Case LLP, and for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Dutch law will be passed upon for us by Loyens & Loeff N.V. and for the underwriters by Linklaters LLP. Certain other matters of Brazilian law will be passed upon for us by Pinheiro Neto Advogados and for the underwriters by Lefosse Advogados.

Experts

The consolidated financial statements of PicS Ltd. as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024 have been included herein in reliance upon the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

The Netherlands

PicPay Netherlands was incorporated on December 27, 2023 as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the closing of the offering, Picpay Holdings Netherlands B.V. will be converted into a public limited liability company under Dutch law with the name “Picpay Holdings Netherlands N.V.”

The majority of PicPay Netherlands’ directors, executive officers and experts named herein are not residents of the United States. In addition, a substantial portion of our assets and substantially all of the assets of our directors and executive officers are located outside the United States. Certain disputes between, among others, our (former) directors and us must be exclusively submitted to Dutch courts. As a result, it may not be possible for investors in the Class A common shares to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons or against us. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws and there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process; (2) does not contravene public policy of the Netherlands; (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent they are necessary to compensate actual loss or damages.

Under Dutch law, in the event that a third party is liable to PicPay Netherlands, only PicPay Netherlands itself can bring civil action against that party. Shareholders of PicPay Netherlands do not have the right to bring an action on behalf of PicPay Netherlands. Only in the event that the cause for the liability of a third party to PicPay Netherlands also constitutes a tortious act (onrechtmatige daad) directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association (vereniging) whose objective is to protect the rights of a group of persons having similar interests can act as a class representative and has standing to commence proceedings if certain criteria are met. All members of the class who are residents of the Netherlands and who did not opt out will in principle be bound to the outcome of the case. Unless otherwise ordered by a competent court, residents of other countries must in principle actively opt in in order to be able to benefit from the class action. If a settlement is reached, a Dutch court may declare the settlement agreement binding upon the relevant class, subject to an opt-out choice. An individual injured party may also itself institute a civil claim for damages. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in the Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a court of competent jurisdiction in the Netherlands. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

Brazil

Substantially all of our assets are located outside the United States, in Brazil. In addition, the majority of the members of our board of directors and our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with offices at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Pinheiro Neto Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or “STJ.” That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law n.13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•        complies with all formalities necessary for its enforcement;

•        is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•        is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Brazilian Federal Law No. 13,105/2015, as amended);

•        is final and, therefore, not subject to appeal (res judicata) in the United States;

•        creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•        is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the “Hague Convention.” If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•        is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•        is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares will be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of PicPay Holdings Netherlands B.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PicPay Holdings Netherlands B.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2019.

São Paulo, Brazil

April 07, 2025

PicPay Holdings Netherlands B.V. Consolidated statements of financial position At December 31, 2024 and 2023 (Thousands of Brazilian Reais)
	Note	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	6	7,471,673	7,379,049
Financial assets		16,875,509	6,867,599
Financial assets measured at fair value through other comprehensive income	7	3,099,077	2,574,863
Financial Investments		3,099,077	2,574,863
Financial assets at fair value through profit or loss	7	100,051	176,717
Financial Investments	7a	45,864	176,717
Derivative financial instruments	7b	54,187	—
Financial assets measured at amortized cost	8	13,676,381	4,116,019
Trade receivables	8.1	3,877,167	3,429,602
Consumer Loans	8.2	9,578,148	560,459
Other receivables	8.4	221,066	125,958
Prepaid expenses	9	141,805	72,189
Other assets		4,371	7,573
Tax assets	10	1,778,853	608,498
Current income tax assets		1,212,615	515,169
Deferred tax assets		566,238	93,329
Legal deposits		667	457
Property, plant and equipment	11	74,334	30,117
Right of use assets – leases	18	43,032	48,653
Intangible assets	12	927,414	768,747
TOTAL ASSETS		27,317,658	15,782,882

LIABILITIES
Financial liabilities measured at amortized cost		24,274,008	13,960,888
Third-party funds	13	20,203,988	13,312,290
Trade payables	14	3,365,265	648,598
Obligations to FIDC FGTS quota holders	15	704,755	—
Labor obligations	16	535,434	437,665
Taxes payable	17.1	648,205	111,141
Lease liability	18	53,136	58,652
Provision for legal and administrative claims	19	17,484	11,063
Other liabilities		25,524	—
Total Liabilities		25,553,791	14,579,409

Equity	20	1,763,867	1,203,473
Share capital	20a	—	1,687
Share premium reserve	20a	1,406,563	—
Additional paid-in capital	20	—	1,749,566
Capital reserve	20c	—	529,027
Fair value reserve		(22,610)	(113)
Other reserve		—	194,910
Retained earnings/(Accumulated Losses)		224,633	(1,167,125)
Non-Controlling interests		155,281	(104,479)
TOTAL EQUITY AND LIABILITIES		27,317,658	15,782,882

The notes are an integral part of the consolidated financial statements.

PicPay Holdings Netherlands B.V. Consolidated statements of profit or loss For the years ended December 31, 2024 and 2023 (Thousands of Brazilian Reais, except loss per share)
	Note	December 31, 2024	December 31, 2023
Net revenue from transaction activities and other services		1,524,048	1,059,936
Financial income	22	4,046,096	2,398,710
Total revenue and financial income		5,570,144	3,458,646

Transaction expenses	23	(493,676)	(438,539)
Interest and other financial expenses	24	(1,438,664)	(1,212,478)
Total transaction and financial expenses		(1,932,340)	(1,651,017)

Credit loss allowance expenses	30	(887,025)	(14,290)
Technology expenses	25	(508,600)	(312,098)
Marketing expenses	26	(333,180)	(312,560)
Personnel expenses	27	(1,090,833)	(879,362)
Administrative expenses	28	(234,423)	(136,659)
Depreciation and amortization		(292,911)	(169,823)
Other expenses		(33,013)	(4,638)
Other income		88,153	23,468

Profit before income taxes		345,972	1,667

Current income tax and social contribution		(545,603)	(50,815)
Deferred income tax and social contribution		451,419	86,503
Total income tax and social contribution (expense) benefit		(94,184)	35,688

Profit for the period		251,788	37,355
Profit attributable to the Company’s shareholders		217,574	34,523
Profit attributable to non-controlling interests		34,214	2,832
Earnings per share – basic and diluted (R$)	20d	1,087,872	172,615

The notes are an integral part of the consolidated financial statements.

PicPay Holdings Netherlands B.V. Consolidated statements of comprehensive income For the years ended December 31, 2024 and 2023 (Thousands of Brazilian Reais)
	December 31, 2024	December 31, 2023
Profit for the period	251,788	37,355
Other comprehensive income (OCI)
– Items that are or may be reclassified subsequently to profit or loss
Net change in fair value of financial assets at fair value through other comprehensive income (net of tax effects)	(27,137)	254
Reclassification of fair value adjustments to profit or loss	186	(102)
Total comprehensive income	224,837	37,507
Comprehensive income attributable to the Company’s shareholders	195,077	34,655
Comprehensive income attributable to non-controlling interests	29,760	2,852

The notes are an integral part of the consolidated financial statements.

PicPay Holdings Netherlands B.V. Consolidated statements of changes in equity For the years ended December 31, 2024 and 2023 (Thousands of Brazilian Reais)
	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Retained earnings/ (accumulated losses)	Non Controlling interest	Total
Balances as of December 31, 2023 – PicS		1,687	—	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473
Other comprehensive income for the period		—	—	—	—	533	—	—	44	577
Loss for the period		—	—	—	—	—	—	(7,059)	(579)	(7,638)
Balances as of March 13, 2024 – PicS		1,687	—	1,749,566	529,027	420	194,910	(1,174,184)	(105,014)	1,196,413
Restructuring on March 14, 2024	20a	(1,687)	1,301,007	(1,749,566)	(529,027)	—	(194,910)	1,174,184	—	—
Balances as of March 14, 2024 – PicPay Netherlands		—	1,301,007	—	—	420	—	—	(105,014)	1,196,413
Share capital increase	20	—	105,556	—	—	—	—	—	—	105,556
Other comprehensive income for the period		—	—	—	—	(23,030)	—	—	(4,498)	(27,528)
Contribution from NCI without a change in control		—	—	—	—	—	—	—	230,000	230,000
Profit for the period		—	—	—	—	—	—	224,633	34,793	259,426
Balances as of December 31, 2024 – PicPay Netherlands		—	1,406,563	—	—	(22,610)	—	224,633	155,281	1,763,867
	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Accumulated losses	Non Controlling interest	Total
Balances as of December 31, 2022 – PicS		1,687	—	1,749,566	525,289	(265)	194,910	(1,201,648)	(107,311)	1,162,228
Other comprehensive income for the period		—	—	—	—	152	—	—	—	152
Capital reserve	20c	—	—	—	3,738	—	—	—	—	3,738
Profit for the period		—	—	—	—	—	—	34,523	2,832	37,355
Balances as of December 31, 2023 – PicS		1,687	—	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473

The notes are an integral part of the consolidated financial statements.

PicPay Holdings Netherlands B.V. Consolidated statements of cash flows For the years ended December 31, 2024 and 2023 (Thousands of Brazilian Reais)
	Note	December 31, 2024	December 31, 2023
Profit for the period		251,788	37,355
Adjustments for
Income tax and social contribution expenses (benefit)	17.2	94,184	(35,688)
Labor provisions		16,757	20,128
Depreciation/amortization	11/12	292,911	169,449
Provision for legal and administrative claims	19	16,328	10,255
Chargeback (release)/provision		(22,298)	—
Credit loss allowance		887,025	14,290
Write-off/loss on disposal of intangible assets	12	91,879	5,201
Loss or (gain) on disposal of property, plant and equipment		—	1,004
Interest accrued on third party funds		1,317,486	—
Interest accrued on consumer loans		(1,537,416)	(27,297)
Interest accrued on FIDC FGTS senior quotas		(3,245)	—
Interest accrued on financial assets		(269,850)	(240,580)

Variations in operating assets and liabilities
Financial assets		(146,008)	(941,079)
Derivative financial instruments		(54,187)	—
Trade receivables and other receivables		(520,375)	(62,352)
Consumer loans		(6,552,298)	(533,162)
Prepaid expenses		(69,616)	(26,318)
Other assets		(1,160,877)	(386,227)
Third-party funds		6,891,698	4,263,635
Labor obligations and taxes payable		905,463	271,119
Trade payables and other obligations		2,745,519	266,373
Obligations to FIDC FGTS quota holders	15	832,777	—
Legal and administrative claims	19	(9,907)	(6,104)
Interest paid		(1,325,623)	(1,147,784)
Income tax and social contribution paid		(381,571)	(85,251)
Net cash from operating activities		2,290,544	1,566,968

Cash flows from investing activities
Acquisition of subsidiaries net of cash acquired		—	(7,946)
Acquisition of common control subsidiaries net of cash acquired		—	(27,031)
Acquisition of property, plant and equipment	11	(60,809)	(4,664)
Acquisition of intangible assets	12	(521,244)	(497,434)
Acquisition of credit card operations	21	(1,815,000)	—
Acquisition of FIDC PICPAY subordinated quotas		(128,022)	—
Net cash used in investing activities		(2,525,075)	(537,075)

Cash flows from financing activities
Share Capital Increase	20	105,556	—
Issuance of non-controlling interests	20	230,000	—
Payment of leases	30	(8,402)	(12,245)
Net cash from (used in) financing activities		327,154	(12,245)

Net increase in cash and cash equivalents		92,623	1,017,648

Cash and cash equivalents at the beginning of the period		7,379,049	6,361,401
Cash and cash equivalents at the end of the period		7,471,673	7,379,049
Net increase (decrease) in cash and cash equivalents		92,623	1,017,648

The notes are an integral part of the consolidated financial statements.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

1. Operating context

PicPay Holdings Netherlands B.V. (“PicPay Netherlands” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”) was incorporated on December 27, 2023, as private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law.

On December 30, 2023, J&F International B.V. (“J&F International”), at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (“PicS”) (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to PicPay Holdings Netherlands B.V., by way of a share premium contribution on the shares in the capital of PicPay Netherlands.

The legal transfer of the Class B common shares of PicS to PicPay Netherlands was effected on March 14, 2024, which was considered the date of transfer of control for consolidation purposes. As of the date hereof, PicPay Netherlands directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS). As of December 31, 2024, the controlling shareholder of PicPay Netherlands is J&F International, which holds 83.66% of the total issued and outstanding capital stock of PicPay Netherlands. J&F International is a wholly owned subsidiary of J&F Participações.

The Group accounted for the restructuring (“Restructuring”) as a common control transaction, and the pre-restructuring carrying amounts of PicS were included in the PicPay Netherlands consolidated financial statements at book value (carryover basis). Thus, these consolidated financial statements reflect:

1.      The historical operating results, cash flows and financial position of PicS and its subsidiaries prior to the Restructuring;

2.      The contribution of PicPay Netherlands consolidated assets at book value on March 14, 2024, which comprised cash and cash equivalents in the amount of 1 EUR;

3.      The consolidated operating results, cash flows and financial position of the Group following the Restructuring;

The Company’s principal executive offices are located in the city of São Paulo, State of São Paulo, Brazil. The Group perform activities related to digital payments, banking, lending, merchant acquiring and investments, including, among others:

PicPay Instituição de Pagamento S.A. (“PicPay”) is authorized by the Brazilian Central Bank (“BACEN”) to operate as a payment institution in the capacities of:

(1)    issuer of electronic currency;

(2)    issuer of postpaid payment instruments;

(3)    acquirer;

PicPay Bank — Banco Múltiplo S.A. (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements

2.1 Basis of preparation of the consolidated financial statements

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors at the meeting held on April 07, 2025.

Until it reaches maturity of its user base, and has a complete portfolio of products, the Group will continue to require contributions from its shareholders. The contribution needs are projected through periodic monitoring of the Group’s cash flow and must be approved by the Board of Directors and by BACEN. Current shareholders have committed to support all actions required for continuing as a going concern, with the firm commitment to invest additional funds, if necessary.

The consolidated financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These consolidated financial statements include PicPay Netherlands and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

The Group consolidates 100% of the share capital of PicPay Invest from the date control was obtained (January 24, 2023). On this date, PicPay acquired 100% of the share capital of PicPay Invest for R$27,395, which was settled in cash. Prior to this PicPay Invest was an entity under common control. The Group accounting policy is to account for common control transactions at book value. As a result, on January 24, 2023, the Group consolidated the following assets and liabilities: cash and cash equivalents of R$364, financial investments of R$23,560, intangible assets of R$16,139, other assets of R$2,704, labor obligations of R$4,960, trade payables of R$1,648, tax liabilities of R$1,330 and third party deposits of R$102.

The Group consolidates 100% of the share capital of BX Negócios Inteligentes Ltda. (“BX Blue”) from the date control was obtained (February 02, 2023). On this date, the subsidiary Guiabolso acquired 100% of the shares of BX Blue for R$9,500, which was settled in cash, and obtained control by doing so. The purchase price allocation (PPA) resulted in a recognized goodwill of R$5,275. The fair value of net assets acquired and liabilities assumed in this business combination was R$6,093, including the following separately identified intangible assets: software with a fair value of R$5,194 and client portfolio with a fair value of R$697, both valued using the income approach and an estimated useful life of 5 years. Also, assets acquired comprise R$1,554 of cash and cash equivalents, R$1,931 of trade receivables and R$946 for other asset classes (recoverable taxes and others). Liabilities assumed comprise R$2,738 for labor obligations and R$1,490 for other liability classes (trade payables, taxes payables, loans and others). A contingent consideration is accounted for at fair value in the amount of (R$1,869) in trade payables. Refer to Note 14 for further information. With this acquisition, PicPay entered the payroll loan market and expanded its offer of financial products for its clients.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements (cont.)

On December 17, 2024, the Company structured the “Fundo de investimento em direitos creditórios PICPAY FGTS” (‘FIDC FGTS’), a Receivables Investment Fund, domiciled in the city of São Paulo, Brazil. The fund consists of a total of 825,674 quotas, of which 697,652 are senior quotas and 128,022 are subordinated quotas. The Group exclusively acquired the subordinated quotas for R$128,022, which were settled in cash on the same date. On the acquisition date, the Group, as the sole holder of the subordinated quotas and therefore responsible for all risks associated with the FIDC operation, began to consolidate the FIDC FGTS. This is due to its exposure to the residual value of the FIDC after the payment of remuneration to the senior quota holders, which must be fully redeemed. Additionally, the power to control voting rights and, consequently, to determine the administrative activities of the FIDC characterizes the influence exercised by the Group, as stipulated in the fund’s regulations. The operation consists of the assignment of receivables to the FIDC, which is considered a related party. Thus, the assets and liabilities of the PicPay Group and the FIDC are eliminated in the consolidated financial statements, resulting only in the Group’s co-obligation regarding the quotas. As a subordinated quota holder, the Group records both a liability and an expense corresponding to that liability. The subordinated position evidence that the Group still retains control over the receivables, justifying the consolidation of the FIDC in its financial statements. The senior quotas are accounted for as a financial liability under the heading ‘Obligations to FIDC Quota Holders’, while the accrued remuneration to senior quota holders is recorded as ‘Financial Expenses’. The consolidated financial statement includes PicPay Netherlands and the following subsidiaries:

Entity	Country	Principal activities	December 31, 2024	December 31, 2023	Direct or Indirect Control
PicS Ltd.	Cayman	Holding	99.61%	0.00%	Direct
PicS Holding Ltda.	Brazil	Holding	83.66%	92.42%	Indirect
PicPay Instituição de Pagamento S.A.	Brazil	Financial services(2)	100.00%	100.00%	Indirect
PicPay Bank – Banco Múltiplo S.A.	Brazil	Bank services(2)	100.00%	100.00%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	100.00%	Indirect
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	Brokerage firm and securities dealer Company	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
BX Negócios Inteligentes Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I(1)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios PicPay FGTS(1)	Brazil	Receivable investment fund	15.46%	N/A	Indirect
PicPay Digital Ltda.(3)	Brazil	Financial services(2)	N/A	100.00%	N/A

____________

(1)      The       % interest represents the percentage of the subordinated quotas issued by the “FIDC” PicPay I (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund) and FIDC FGTS held by the Group.

(2)      Bank activities are focused on CDB (Certificado de Depósito Bancário, Certificate of Deposit), lending and funding. Financial services activities are focused on payment services, virtual wallet and other financial activities.

(3)      On April 17, 2024, the Company has dissolved, liquidated, and extinguished PicPay Digital Ltda. Since PicPay Digital Ltda. has been a dormant entity since its acquisition, there were no assets and liabilities to be distributed or settled. Therefore, there were no accounting or operational effects related to the extinguishment.

Accounting policies have been applied uniformly to all consolidated entities.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies

3.1 Functional and presentation currency

The functional currency of a company is the local currency within the primary economic environment in which it operates. These consolidated financial statements are presented in Brazilian reais (R$), which is the Group presentation and functional currency. There are no significant transactions carried out in foreign currency. All financial information is presented in thousands of reais, except when otherwise indicated.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid short-term investments, which are redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held to meet short-term cash commitments, and not for investment or for other purposes.

3.3 Trade receivables

Amounts receivable from financial transactions processed by acquirers and card issuers

Composed of the amounts receivable from acquirers and card issuers for payment transactions with credit cards and debit cards made by users on the Group’s payment platform. Receivables from debit card transactions are settled in 1 day and receivables from normal credit card transactions are settled on or prior to 32 days following the transaction. The credit card payments through monthly installments for up to 12 months and due from the acquirer generates receivables which are measured at amortized cost and are net of provisions for credit and fraud risk (chargeback). These receivables are transferred to the FIDC PicPay I via pass-through arrangements without any impact on these consolidated financial statements due to the FIDC consolidation on PicPay Netherlands financial statements.

Amounts receivable from provision of services

Primarily composed of receivables related to business partner commissions and intermediation fees charged for processing transactions receivable from commercial establishments.

3.4 Financial assets and liabilities

Financial assets

Financial assets are classified into the following categories: (i) at fair value through other comprehensive income (FVOCI); (ii) amortized cost; and (iii) measured at fair value through profit or loss (FVTPL). The classification is made based both on the Group’s business model, for the management of the financial asset, and on the characteristics of the contractual cash flows of the financial asset.

Financial assets at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if it meets the “solely payments of principal and interest” (“SPPI” criterion), that is, cash flows that exclusively constitute principal and interest payments, and that is maintained in a business model whose objective is achieved both by obtaining contractual cash flows and by selling the financial asset.

Upon initial recognition, the Group may make an irrevocable choice to present, in other comprehensive income, subsequent changes in the fair value of investments in an equity instrument.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss as financial income and expenses, fair value gains and losses are recognized in Other Comprehensive Income. Upon derecognition, accumulated gains and losses in Other Comprehensive Income are reclassified to profit or loss.

Amortized cost

These are instruments held within the business model whose purpose is solely to pay principal and interest (“SPPI” criterion). Amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss when the assets do not meet the classification criteria of the other categories. Additionally, the Group may, upon initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if, in doing so, it can eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets recognized in this category are exclusively maintained to manage cash flow and are not expected to be held in order to received contractual cash flow from this financial instrument.

Derecognition

A financial asset is derecognized when:

•        The contractual rights to receive cash flows from the asset have expired; or

•        The Group transferred its contractual rights to receive cash flows from the asset or assumed a contractual obligation to pay the received cash flows, without material delays, to a third party; and either the Group has transferred substantially all the risks and benefits of the asset or the Group has not transfer nor retained substantially all the risks and benefits of the asset but transferred control of the asset.

When the Group transfers its contractual rights to receive cash flows from an asset, it assesses whether, and to what extent, it has retained the risks and benefits of ownership. When the Group has neither transferred nor retained substantially all the risks and benefits of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement.

In such cases, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured based on the rights and obligations that the Company maintained.

Financial liabilities

Financial liabilities are measured at amortized cost.

Amortized cost

Financial liabilities at amortized cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expenses recognized using the effective interest rate.

A financial liability is derecognized when it is settled, canceled or expired. When an existing financial liability is replaced by another from the same creditor on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

3.5 Expected credit losses

Loss allowance for expected credit losses (“ECLs”) is calculated for all financial assets not held at fair value through profit or loss and is presented in the consolidated statements of financial position as a deduction from the gross carrying amount and the counterparty is recognized as an expense.

The table presented in Note 8.3 discloses the carrying amount of financial assets. ECLs on “Financial investments at fair value through profit or loss” are already accounted for when determining those fair values. For “Financial assets measured at fair value through other comprehensive income” the loss allowance shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position.

ECLs account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables. The Group classifies the financial assets in stages and calculates provisions accordingly. These stages are:

•        Stage 1: no significant increase in credit risk since recognition.

•        Stage 2: significant increase in credit risk subsequent to recognition.

•        Stage 3: credit impaired.

Based on these concepts, the Group’s approach is to calculate ECL utilizing the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”) methodology.

Definition of stages

Stage 1 definition — no significant increase in credit risk since recognition

(i)     The financial asset is up to 30 days in arrears.

Stage 2 definition — significant increase in credit risk subsequent to recognition

(i)     Absolute Criteria: The financial asset is more than 30 (thirty) days overdue but less than 90 (ninety) days overdue.

(ii)    Relative Criteria: In addition to the absolute criteria, PicPay conducts a monthly analysis of the risk evolution of each financial instrument. This analysis compares the current risk assessment of the counterparty with the assessment assigned at the time of recognition of the financial asset. The risk assessment takes into account credit behavior variables, (i.e Public Information, Public Benchmarks, bankruptcy hypothesis, Judicial lawsuit hypothesis, breaking deals clauses, counterparties’ liquidity capacity reduction), that are widely correlated with the probability of default (PD) of the financial instrument. PD is calculated based on the probability of default over the remaining life of the contract. This approach uses a conditional probability model that reflects the default risk based on the remaining duration of the contract.

Stage 3 definition — credit impaired

(i)     The financial asset is overdue for more than 90 days.

(ii)    There are indications that the financial asset will not be fully paid without a collateral or financial guarantee being triggered. (iii) The probability of default (PD) is considered 100%, as the customer has already defaulted.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

A financial asset can change stages based on its credit risk. Financial assets classified in stages 2 or 3 can return to stage 1, except if they have recovery issues. If the payment reaches 20% of the total balance and the delay is regularized, the financial asset can migrate to stage 2. If the payment reaches 40% of the total and the delay is regularized, it can return to stage 1, unless it was originated or purchased with credit recovery problems.

Definition of Default

When defining default for the purposes of determining the risk of default occurrence, the Company applies a definition of default consistent with the definition used for internal credit risk management for the relevant financial instrument and consider qualitative indicators (e.g., financial agreements), when appropriate. However, there is a rebuttable presumption that default does not occur after the financial asset has been overdue for 90 days, unless the Company has reasonable and sustainable information to demonstrate that the IFRS 9 default criterion for delays exceeding this period is more appropriate. The definition of default used for these purposes are applied consistently to all financial instruments, unless information is available that demonstrates that another definition of default is more suitable for a specific financial instrument. The mark-to-market of “definition of default”, is carried out according to the concept of 90 days of arrears observed in a 12-month performance window (PD90@12), using the “ever” approach. Meaning that if the customer has been marked up in any of the 12 months, even if they have regularized the delay, they are considered in default. Additionally, for the purposes of local regulatory compliance, the Regulatory Authority of the Brazilian National Monetary System considers this measure for defining default as the basic benchmark parameter. Therefore, the PicPay Group considers the application of this parameter to be reasonable.

Measuring ECL

The Group manages and calculates ECL according to the characteristics of the financial assets. For Consumer loans, ECL is calculated using the following parameters:

PD:    The probability of default (PD) represents the likelihood that a financial asset will default within a specified timeframe. Under IFRS 9, the methodology for calculating PD varies according to the credit risk stage of the financial asset. For Stage 1, PD is estimated using the “PD90@12” concept, which assesses the probability of a delay exceeding 90 days within a 12-month period. This calculation employs the “ever” approach, meaning that if a customer defaults at any point during the analyzed period, they are classified as being in default for modeling purposes, even if the default is subsequently rectified. PD is derived from historical data through statistical models. In Stage 2, PD is calculated based on the probability of default over the remaining life of the contract. This approach utilizes a conditional probability model that reflects default risk according to the remaining duration of the contract. Both “PD90@12” (Stage 1) and “PD Lifetime” (Stage 2) are adjusted using a forward-looking model, which incorporates macroeconomic variables to align PD estimates with future expectations. For Stage 3, PD is considered to be 100%, as the customer has already defaulted. This comprehensive approach enables financial institutions to make more accurate provisions for expected credit losses (ECL), ensuring better compliance with IFRS 9 requirements and providing a more realistic reflection of credit risk across various economic scenarios.

LGD:    The LGD represents the expected loss percentage in the event of default, taking into account recovery efforts and the specific characteristics of financial assets, as established by IFRS 9.

EAD:    is the total amount to which the Group is exposed at the time of default. It is constructed by the outstanding balance already taken and, for the revolving portfolio, also a factor on the available limit (already contracted). The Available Limit is weighted by the Credit Conversion Factor (“CCF”), which is a percentage of the available contracted limit, based on historical data, not used at the date and which later became a credit value, based on the observation of each customer’s behavior according to the rate of use of credit card limits and total credits contracted versus the total limit of available credits.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

The Group writes-off the gross carrying amount of financial assets when it has no reasonable expectation of recovering it in its entirety or a portion thereof. The write-off of assets for losses must be carried out when the asset reaches 360 calendar days of arrears in the payment of principal, interest and charges. Therefore, a write-off is made when all internal procedures of collecting the debt have been exhausted and the outstanding amounts are subject to enforcement activity.

Changes in estimates and assumptions in the financial statements.

As of December 31, 2024, a significant increase in the Group’s ECL was observed due to changes in accounting estimates related to measurement techniques used for determining expected losses associated with credit risk. Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty and involve the use of judgments or assumptions based on the latest available and reliable information. Therefore, they are reviewed whenever necessary to ensure the faithful, accurate, and timely presentation of information. In this regard, IAS 8 establishes that adjustments for expected credit losses qualify as estimates and that their measurement is determined in accordance with IFRS 9.

Consequently, the changes in estimates for the period were as follows:

(i)     EAD — With the maturation of the credit portfolio, the Group obtained new information on the profile of default operations and, as a consequence, estimated a reduction in the average time for operations to enter default. The estimated payment shortfalls continue to be discounted to present value using the effective interest rate of the operation (TJEO), now utilizing the revised average term.

(ii)    PD — During the year 2024, with the maturation of the credit operations portfolio and the increased data collection from customers through the PicPay app, the group obtained new information and, despite the previous model having great statistical significance, was able to estimate the probability of default in its portfolios with greater precision.

(iii)   LGD — Considering the limitation of specific historical data on credit recovery for operations at default from PicPay, the Management relies on market information for constructing this element of the estimate. In 2023, a general average of market information was used, and in 2024, a new metric considering only institutions with similar credit granting profiles was utilized, now segregated between personal loans and credit cards. Recognized loss allowance for ECLs is presented in Note 8.3.

Therefore, changes in measurement techniques resulted in an increase in the provisioning level of R$146,806, composed by: R$88,822 (Credit Card) and R$57,984 (Personal Loans). These amounts are included in the movements presented in NE 8.3.1 Changes in credit loss allowance, in the balances of Credit Card and Loans to customers.

3.6 Property, plant and equipment

Measured at historical cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line method and considers the estimated useful life of the assets. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively.

The useful lives of fixed assets are estimated as follows:

•        Machinery and equipment — 10 years

•        Right of use — leases — 5 to 10 years

•        Computers and equipment — 5 years

•        Furniture and fixtures — 10 years

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

•        Improvements — 5 to 12 years

•        Facilities — 10 years

Items of property, plant and equipment are written off after disposal or when there are no future economic benefits arising from the continuing use of the asset. Any gains or losses from the sale or write-off of the assets are determined by the difference between the amounts received in sale and the carrying amount and are recognized in profit or loss.

3.7 Intangible assets

Intangible assets refer to software licenses and software developed internally or externally, have a defined useful life and are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized by the straight-line method, based on the estimated useful life of the assets. The estimated useful life and the amortization method are revised yearly, and the effects of any changes in estimates are recorded prospectively. The amortization period for all intangible assets is 5 to 10 years, being amortized between 10% and 20% per year.

Development expenditures are capitalized only if they can be reliably measured, if future economic benefits are likely, and if the Group has sufficient intent and resources to complete development and use or sell the asset. Other development expenses are recognized in profit or loss as incurred. After initial recognition, capitalized development expenses are measured at cost, less accumulated amortization and any losses due to impairment.

3.8 Impairment of non-financial assets

The Group assesses at each reporting date, whether there are any indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecast calculations. A long-term growth rate is calculated and applied to project future cash flows. The Group performed its annual impairment test for CGUs that contain Goodwill. Refer to Note 12 for more details.

3.9 Business combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets transferred and liabilities assumed, measured at fair value.

Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability are recognized in profit or loss.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

Goodwill is measured as the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If the consideration transferred is smaller than the fair value of identifiable assets acquired and liabilities assumed, the difference is recognized as a gain on bargain purchase in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill acquired in a business combination is tested for impairment annually or when there are any indication that goodwill may be impaired.

Business Combination under common control

A business combination involving entities under common control is one in which all entities of the combination are controlled by the same ultimate partners, both before and after the combination, and that control is not transitory. In this situation, the pre-combination carrying amounts of the assets and liabilities are merged into the Group at their carrying amounts, without any fair value measurement adjustments. The Group does not recognize goodwill arising from these common control transactions.

Post-combination service payment

The amount remaining from the agreement with J&F International for post-combination services payments to shareholders of acquired entities, which remain as employees of the Group, are recognized as personnel expenses on a straight-line method and considers vested period established in contract.

3.10 Leases

For lease agreements with a term of more than one year, the Group recognizes: (i) a lease liability that corresponds to the sum of the consideration of the agreement at present value and (ii) a right-of-use asset. The values of the lease liability and the right-of-use asset are remeasured when changes and/or adjustments in the agreements occur, and the right-of-use asset is evaluated, at least annually (and/or when there is evidence) for impairment.

Lease agreements are recognized as follows:

Right of use assets

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred if applicable, and lease payments made at or before the commencement date less any lease incentives received.

Lease liabilities

Initially measured at the present value of lease payments that were not paid on the start date, discounted using the Group’s incremental financing rate.

Lease term

The Group recognizes the lease agreements in accordance with the respective contractual terms, including optional renewals when this renewal is reasonably certain.

Incremental loans interest

To calculate the present value of the payments, the Group determines the interest rate that would be paid to finance the acquisition of the leased assets, based on the rates practiced in the most recent fundraising at the time of recognition of the lease.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

Interest expense

Interest expenses are recognized as a financial expense and allocated to each period during the term of the agreement.

Depreciation of right-of-use assets

The useful life of the right-of-use assets is defined as the total term of the agreement, considering, if applicable, any reasonably certain renewals, with its depreciation being recognized in a straight line over the period of its useful life.

3.11 Third party funds

They refer to the balance of the users’ pre-paid accounts and CDB that can be redeemed at any time by the user. These amounts are measured at their redeemable amount and consider the interest payable up to the reporting date, recognized on a pro rata die basis.

3.12 Trade Payables

The PicPay guarantees timely payments to suppliers, typically within 30 to 90 days, by implementing approval processes, effective cash flow planning, and adherence to regulatory requirements. This policy encompasses to service providers, operational suppliers, related parties and other suppliers, thereby promoting transparency and ensuring financial sustainability.

Amounts Payable to Acquirers for Credit/Debit Transactions

This section outlines the amounts owed to acquirers resulting from credit and debit card transactions. Transfers to the card network are processed according to the transaction’s installment structure. For Brazilian transactions without installments, settlements are usually completed within 27 days. Foreign transactions are settled within one business day. For installment sales, settlements occur monthly, typically spanning up to 12 months.

3.13 Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is possible to estimate the amounts reliably and for which settlement is probable. The amount recognized as a provision is the best estimate of the amount required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized when, and only when, the reimbursement is virtually certain and the amount can be measured reliably.

Expenses for the recognition of, or increase in, provisions are recognized in the statement of profit or loss, net of any reimbursement, when applicable.

3.14 Provision for legal and administrative claims

•        Contingent assets — They are not recognized in the financial statements, except when their realization is virtually certain;

•        Contingent liabilities — They are only disclosed in the financial statements because they are possible obligations, since there are still uncertainties as to whether the Group has an obligation that could lead to an outflow of resources that incorporate economic benefits;

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

•        Provisions — They are recognized as a liability in the financial statements because they are present obligations and it is probable that an outflow of benefits will be necessary to settle the obligation;

•        Legal obligations (tax and social security) — Liabilities arising from agreements, legislation or other legal action in which the entity has no option but to settle the obligation are recognized as a liability in the financial statements.

3.15 Income taxes

Income taxes in Brazil consist of Corporate Income Tax (IRPJ) and Social Security Contribution (CSLL). Current income tax is calculated based on the taxable income and a 15%, plus an additional 10% rate on taxable income exceeding R$240/year for Corporate Income Tax, and 9% to 20% on taxable income for Social Security Contribution. Tax losses are carried forward indefinitely and can be used to offset current tax amounts, limited to 30% of taxable income for the year.

On April 28, 2022 a new law was approved (MP nº 1115) that increased Social Security Contribution by 1% from August 1, 2022 to December 31, 2022, which was applicable to PicPay Bank. During this period the total rate of CSLL was 21%.

Income tax expense comprises current and deferred Corporate Income Tax and Social Security Contributions and are recognized in the statement of profit or loss, unless they are related to a business combination or items directly recognized in equity or in other comprehensive income.

Current tax expense is the amount of Corporate Income Tax and Social Security Contribution payable or recoverable related to the taxable income for the period. Cayman Islands local laws do not impose corporate income tax or tax capital gains and therefore there is no income tax impact from this jurisdiction on the Group.

Deferred taxes are amounts of tax assets to be recovered and tax liabilities to be paid in future periods. Deferred tax liabilities comprise taxable temporary differences and deferred tax assets result from income tax loss carryforwards and temporary differences. Deferred tax assets are recognized only when it is probable that there will be taxable profit against which it can be realized, based on technical studies prepared by the Group.

Brazil adopted the rules of Pillar Two, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT), through the enactment of Law No. 15,079/2024 in December 2024, which came into effect on January 1, 2025. It was determined that a minimum corporate income tax rate of 15% must be paid in each jurisdiction where multinational groups operate. The Group’s operations are primarily conducted in entities subject to income tax and social contribution of Brazil. All the Group’s material entities in Brazil are subject to corporate income tax at 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities, which exceeds the QDMTT standards, and therefore, Management does not expected impacts related to Pillar Two.

3.16 Revenue recognition

The Group provides a number of financial and payment products and services to its customers, which include individuals and businesses. In some of the transactions with its customers the Group acts as the principal responsible for providing the service and in other transactions the Group acts as an agent for a third party.

Revenue is recognized net of sales taxes including Taxes on Services (Imposto Sobre Serviço — ISS), Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social — PIS) and Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social — COFINS).

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

The main revenue generating products and services are:

1)      Revenue from transaction activities and other services:

•        Wallet and Banking:    Transaction fee revenues generated from services provided when a customer uses a credit card registered in the app to transfer money and make payments into their digital wallet for use in a variety of transactions. PicPay also receives a commission from the bill issuer, regarding Bill payments, when the bill is paid through the account balance. Transaction fees are recognized when the transaction using a credit card is approved by the card network and issuing bank. The commissions received from the bill issuer are recognized when the bill is paid.

Also, the Group receives other fees mainly related to premium account, cash withdrawal and international remittance and exchange.

•        Financial Services:    Includes revenue from distribution of third-party financial products and interchange fees from our credit and debit cards. Regarding the distribution of third-party financial products, PicPay receives commissions for the distribution of loans in its app. In the event of a default on the loan distributed from a third-party partner, PicPay is not required to return the commission hence performance obligation is related to the facilitation of the connection between customer and third party. Regarding the usage of debit cards and credit cards issued to PicPay costumers, PicPay recognizes the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered fulfilled, which is almost immediately following the customer’s use of the card. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by PicPay to the acquirer to settle the transaction.

Also, the Group recognizes a brokerage fee received from the distribution of investment products within our PicPay Invest platform, and commissions related to the distribution of insurance products from our partners in our financial marketplace.

•        Small and Medium-Sized Businesses:    Includes revenue related to MDR (merchant discount rate) charges for registered merchants accepting PicPay as payment network. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size and segmentation which it deducts from the amounts paid to the merchant. Regarding corporate benefits, PicPay receives interchange fees from transactions conducted by its consumers with their corporate benefits cards.

•        Audiences and Ecosystem Integration:    Mainly refers to other commissions related to:

(1)    PicPay Shop:    Marketplace of non-financial services in app where third-party sellers can sell products and services to PicPay through an affiliated model. PicPay captures a take rate (%) of the total purchase volume (GMV) from the third-party sellers which varies according to the agreement with the seller. PicPay acts as an agent in such contacts, offering the good or services of the third-party sellers. PicPay’s performance obligation is fulfilled when the customer uses PicPay’s app for these transactions and the take-rate is recognized as revenue on that date.

(2)    PicPay Ads:    ads solutions for merchants through in-app display solutions and CRM channels. The Group receives impression fees paid by merchants affiliated in its network.

2)      Financial Income

•        Wallet and Banking:    Revenues from installment payments corresponding to the remuneration the Group earns on credit card payments made in installments by consumers in the digital wallet. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income the Group earns on funds invested in Government bonds and other short-term investments).

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

•        Financial Services:    revenues generated from interest income that the Group earns on consumer loans originated on balance. Through January 26, 2024, credit cards requested in PicPay’s app and provided under PicPay’s banking correspondent agreement with Banco Original (the issuing bank) granted PicPay a percentage of the interest income received by Banco Original which was recognized as financial income. Following the acquisition of the credit card portfolio described in note 14, PicPay recognizes interest income on its credit card portfolio using the effective interest rate method.

•        Small and Medium-Sized Businesses:    Revenues generated from fees charged by the Group over prepayment of receivables from credit card transactions accepted by registered merchants.

•        Audiences and Ecosystem Integration:    Interest income from other financial investments.

•        Institutional:    Interest income from financial applications executed at the corporate level.

Incentives

The Group provides incentives with a variety of characteristics, including cashback, to users to promote its platform. The following criteria are assess to determine if the incentives are considered to be a component of revenue or are separately presented as marketing expenses: (i) whether the payments are to the customer in exchange for a distinct good or service; (ii) the existence of a performance obligation of the Group to the end user; (iii) whether there is an expectation of specific future contracts as a result of the incentive and (iv) whether the incentives are in substance a payment on behalf of the merchants or other parties involved in the arrangement. If an incentive exceeds the amount of revenue generated by the transaction to which it relates, the excess is recognized as a marketing expense.

3.17 Transaction with related parties

Related party transactions are defined and controlled in accordance with the Group’s related party transaction policy, which establishes certain guidelines that are applicable to transactions between the Company and its subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek the Group’s best interests, ensuring transparency and competitiveness, as well as best corporate governance practices. Furthermore, the Group’s related party transaction policy prohibits transactions with related parties that: (i) are not consistent with market practice and adversely affect the Group’s interests, or (ii) involve a disproportionate compensation.

Intra-group transactions and unrealized income and expenses, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements. The Group’s transactions with related parties are described in note 21.

3.18 Long-term incentive plan (Share-based payment)

PicPay employees from junior to executive titles are in a Long-Term Incentive Plan (“LTIP”) which was established by PicS Ltd starting on July 1, 2021 and adopted by the Company and its subsidiaries (“PicPay”). The LTIP was designed to contribute to the Company’s success to retain talent and incentivize employees to align to PicS interests. LTIP beneficiaries are selected by the CEO of PicPay and submitted to the Board of Directors.

This incentive is conditional on the fulfillment of the vesting period. It is necessary that each participant is actively employed by PicPay, that is, in full exercise of his/her activities in the company on the date on which each vesting period. LTIP beneficiaries were granted rights to receive PicPay’s shares if all the conditions of the plan were met. The regulation requires 2 conditions to be met: (i) each participant will have to work at PicPay over a period of a determined time; and (ii) there is a need for an IPO (Public offering of shares) to occur or private placement of the company’s shares to third parties.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

The determined vesting period of 5 years is divided into five annual tranches. Each vesting period represents 20% of the incentive, the first being after a full year from July 1, 2021. PicPay had the ability to elect beneficiaries after July 19, 2021, applying the same vesting period. For beneficiaries hired after July 1, 2021, the vesting period began on fixed dates, depending on the quarter of hire. After completing the vesting period, the participant will receive the incentive only after a liquidity event, such as an IPO, within 30 days. If the Liquidity Event occurs after the vesting period has been completed, the beneficiary is fully entitled to the shares.

According to IFRS 2, PicPay must estimate the fair value of the equity instruments granted when the employee enters the LTIP agreement. Additionally, PicPay must also estimate the number of shares expected to vest and account for an expense throughout the vesting period of 5 years accounting for each installment over the specified vesting period as a separate share-based payment. Also, IFRS 2 requires both: (a) service period condition and (b) the non-market performance condition to be satisfied or likely to be satisfied before the recognition of the LTIP. Therefore, no shares were expected to vest and PicPay did not recognize any expense. Quarterly, PicPay will reassess its estimates and account for the expense on a cumulative basis. Such differences in cumulative costs recognized in different periods must be recognized in the period that the change in estimate occur. The evaluation of the likelihood of carrying out the IPO is periodically performed by the Company. The assessment takes into account several factors and scenarios, such as the global economy, investor appetite, global interest rate and others that are essential for a market launch. This assessment is based on criteria developed and monitored by the Company and if the IPO eventually becomes likely, PicPay will consider the effects in accordance with IFRS 2.

Any significant legal change in the regulation of joint-stock companies, public companies, labor relations and/or the tax effects of a share delivery plan may lead to a complete review of the program. The right to receive the incentive provided for in this regulation and individual terms will terminate automatically and without any right to compensation, ceasing all legal effects, if PicPay is dissolved, liquidated, or declared bankrupt.

After completion of an IPO or a private placement of the Company’s shares to third parties, if a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the LTIP will be cancelled.

3.19 Derivative Financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indices or assets referenced in the contract or agreement, which require little or no initial net investment and are settled at a future date. The Group uses the following derivatives only for economic hedging purposes and not as speculative investments:

Futures — Futures contracts are standardized legal agreements to buy or sell a specific commodity or financial instrument at a predetermined price at a specified time in the future. The Group operates with interest rate futures contracts based on the Interbank Deposit rate in Brazil (DI1).

Swaps — Swap contracts are commitments to settle in cash on a future date or dates the difference between two specified financial indices applied to a notional amount. Within these contracts, the Group has its active position in fixed interest rates and its passive position in the CDI index.

Derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative. These instruments are classified at level 2 of fair value.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

3.20 Hedge accounting

The Group applies hedge accounting to execute the economic effects of the strategies chosen for risk management. The moment a financial instrument is categorized as a hedge, the Group formally draws up the relationship between the hedging instrument(s) and the item(s) being hedged and explicitly establishes its risk management objective and the strategy for carrying out the hedge.

The documentation includes the identification of each hedging instrument and its respective objective, the nature of the risk to be hedged and how the effectiveness of the hedging instrument in offsetting the effects of variations in the value of the target item can be assessed. To this end, the Group assesses both at the inception of the hedge and on an ongoing basis whether the hedging financial instruments maintain and will maintain high effectiveness in offsetting changes in fair value attributable to the hedged risk. The Group elected, as a policy choice permitted under IFRS 9, to continue to apply hedge accounting in accordance with IAS 39.

A hedge is considered highly effective if, from the outset and throughout its existence, the values of the hedged items are expected to be effectively offset by the change in the values of the hedging instruments themselves. If it is no longer feasible to achieve this objective, hedge accounting is discontinued.

When derivatives are held for risk management purposes and the transactions meet the necessary criteria for hedge effectiveness, they can be designated in three categories: (i) hedges of variation in the fair value of assets and liabilities; (ii) hedges of variability in the future cash flows of an asset or liability; and (iii) hedges of net investment in foreign operations. The Group will measure the effectiveness of the hedging relationship by the fair value of the hedged market risk and the hedging instrument (effectiveness test).

The Group applies fair value hedge accounting to protect the pre-fixed rate on certain loans, financial assets and financial liabilities from changes in the CDI rate. The Hedging instrument are DI1 (DI is the average of the interbank lending cost for CDIs “Certificates of Interbank Deposit”) future contracts measured at FVTPL, and the hedged item risk is the fixed component that is measured at fair value for the identified risk. The fair value change of the hedged item is recognized in financial income or financial expense to offset the mark-to-market of the DI1 future contract.

As of December 31, 2024 the Group did not have designated cash flow hedge or net investment hedge strategies.

4. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at least annually. The effects resulting from the revisions made to the accounting estimates are recognized in the period in which they are revised.

The following are the principal judgments and estimates made by Management during the process of applying the Group accounting policies which significantly affect the amounts recognized in the financial statements.

4.1 Fair value of transactions with related parties

The Group holds transactions with Banco Original, which is a related party. Judgment was required to estimate the terms of these transactions as if the same transactions had been made with third parties.

4.2 Consolidation of FIDC

In accordance with item 6 of IFRS 10, an investor controls an investee when it is exposed to, or has rights over, variable returns resulting from its involvement with the investee, and has the ability to influence those returns through its power. As detailed in Note 2.2, ‘Basis of Consolidation’, control is evidenced by the Group’s ability to control

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

4. Critical accounting judgments and key estimates and assumptions (cont.)

voting rights, which grants it significant influence over the administrative activities of the Receivables Investment Fund (FIDC). Additionally, the Group is the holder of all subordinated quotas, which implies that it retains all the risks associated with the operation of the FIDC. The described operation involves the assignment of receivables to the FIDC, which is considered a related party. As a result, the assets and liabilities of the PicPay Group and the FIDC are eliminated in the consolidated financial statements. This results in a co-obligation of the Group in relation to the quotas, as the Group is a subordinated quota holder. This subordinated position implies that the Group records both a liability and an expense corresponding to that liability.

The subordinated position not only confirms the Group’s financial responsibility but also indicates that it retains control over the receivables transferred to the FIDC. As a result, the Group continues to include the FIDC in its consolidated financial statements, reflecting the nature of control and its exposure to the risks and returns associated with this operation.

4.3 Goodwill impairment analysis

For the purposes of impairment testing, the investments activities were the cash-generating units (“CGU’s”) in which goodwill was allocated. Impairment tests were performed and the recoverable amounts for the CGUs have been calculated as described in Note 12. The values assigned to the key assumptions represent management’s assessment in the relevant sector and have been based on data from both external and internal sources. Therefore, the discount rate, cashflow projections, long-term growth rate and other key assumptions may change as economic, and market conditions change. The carrying amount and main assumptions used in determining the recoverable amounts are described in Note 12.

4.4 Expected Credit Losses — ECL

The Group recognizes expected credit losses (ECL) for credit card receivables and loans to customers. The ECL represents Management’s best estimate of the provision at each reporting date

The Group analyzes the amounts of credit card receivables and loans to customers to determine whether credit losses have occurred and to assess the adequacy of the provision based on trends in the movement of these items, as well as other factors affecting credit losses as described in note 3.5.

5. Adoption of new and revised accounting pronouncement’s

5.1 New standards and amendments effective for annual periods beginning on January 1, 2024

The following amended standards and interpretations were adopted as of January 1, 2024:

•        Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

•        Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•        Non-current Liabilities with Covenants (Amendments to IAS 1)

•        Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

The above-mentioned standards do not have any impact on these consolidated financial statements.

5.2 Other new standards and amendments issued but not yet effective

•        Lack of exchangeability (Amendments to IAS 21)

•        Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

5. Adoption of new and revised accounting pronouncement’s (cont.)

•        Amendments from ‘Annual Improvements to IFRS Accounting Standards — Volume 11’:

•        Hedge accounting by a first-time adopter (Amendment to IFRS 1)

•        Gain or loss on derecognition (Amendment to IFRS 7)

•        Disclosure of deferred difference between fair value and transaction price (Amendment to IFRS 7)

•        Introduction and credit risk disclosures (Amendment to IFRS 7)

•        Derecognition of lease liabilities (Amendment to IFRS 9)

•        Transaction price (Amendment to IFRS 9)

•        Determination of a ‘de facto agent’ (Amendment to IFRS 10)

•        Cost method (Amendment to IAS 7)

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures on the Group’s consolidated financial statements.

•        Presentation and Disclosure in Financial Statements (IFRS 18): The new standard replaces IAS 1 — Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. This standard will take effect on January 1, 2027. The Group expects impacts on disclosures, presentation and classification on financial statements.

6. Cash and cash equivalents

	December 31, 2024	December 31, 2023
Bank balances	1,313,577	605,522
Voluntary deposits at Central Bank(1)	1,347,072	952,710
Short-term investments(2)	1,025	2,963,412
Reverse repurchase agreements(3)	4,809,999	2,857,405
Cash and cash equivalents	7,471,673	7,379,049

____________

(1)      Voluntary deposits at central bank are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.

(2)      Short-term investments average rate of remuneration is 100% of the CDI rate, meaning Brazilian interbank deposit rate. These amounts mature in 1 month, becoming redeemable.

(3)      Investments with historically high liquidity and consist mainly of investments collateralized by Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the basic interest rate (Special System for Settlement and Custody — SELIC, which is a reference rate for the cost of credit in Brazil, settled by the Central Bank). Those balances mature in 1 business day.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

7. Financial investments and derivatives

a) Financial investments — securities

As of December 31, 2024

	Up to 30 days	From 61 to 90 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Financial assets at fair value through other comprehensive income	919,104	22,149	527,092	1,678,450	3,146,795	(47,718)	3,099,077
Government Bonds – LFT(1)/(3)	919,104	22,149	527,092	828,645	2,296,990	1,719	2,298,709
Government Bonds – LTN(2)	—	—	—	849,805	849,805	(49,437)	800,368
Financial assets at fair value through profit or loss	—	39,552	—	6,312	45,864	—	45,864
Government Bonds – LFT(1)	—	39,552	—	—	39,552	—	39,552
Other investments	—	—	—	6,312	6,312	—	6,312
Total	919,104	61,701	527,092	1,684,762	3,192,659	(47,718)	3,144,941

As of December 31, 2023

	Up to 30 days	From 61 to 90 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Financial assets at fair value through other comprehensive income	—	421,169	732,958	1,420,759	2,574,886	(23)	2,574,863
Government Bonds – LFT(1)	—	420,584	721,243	814,316	1,956,143	57	1,956,200
Government Bonds – LTN(2)	—	585	11,715	606,444	618,744	(80)	618,664
Financial assets at fair value through profit or loss	—	—	26,054	150,660	176,715	2	176,717
Government Bonds – LFT(1)	—	—	26,054	142,404	168,458	2	168,460
Other investments	—	—	—	8,256	8,256	—	8,256
Total	—	421,169	759,012	1,571,420	2,751,601	(21)	2,751,580

____________

(1)      Treasury Selic (LFT): Variable interest rate bonds whose return follows the variation of the SELIC. Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.

(2)      Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

(3)      We have allocated the guarantees for credit card transactions in LFT; more details in note 14.1.2.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

7. Financial investments and derivatives (cont.)

b) Derivative Financial instruments

Fair Value and Notional values by risk factor and maturity as of December 31, 2024

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments	54,187	1,982,636	—	7,118	47,069
DI1 – future contract(2)(3)	—	2,950,455	—	—	—

Derivative at fair value though profit and loss
Future contracts – Sale commitments DI1 (future contracts)(1)(2)	—	5,195	—	—	—
Total	54,187	4,938,286	—	7,118	47,069

Notional values by risk factor and maturity as of December 31, 2023

	Fair Value	Notional value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Derivative at fair value though profit and loss
Future contracts – Sale commitments DI1 (future contracts)(1)(2)	—	1,292,928	—	—	—	—	—
Total	—	1,292,928	—	—	—	—	—

____________

(1)      Sale commitments refer to future contracts that pay fixed and receive floating.

(2)      As of December 31, 2024 and December 31, 2023 the fair value and aging of these derivative contracts — DI1 Futures Contracts, are adjusted and settled daily and therefore do not have a fair value on the reporting period.

(3)      PicPay started the portfolio fair value hedge of interest rate risk in February 2024. There was no hedge accounting designated during fiscal year 2023.

8. Financial assets measured at amortized cost

8.1 Trade receivables

	December 31, 2024	December 31, 2023
Financial transactions processed by acquirers(1)(4)	181,572	138,548
Financial transactions processed by card issuers(2)(4)	3,653,774	2,966,040
Other trade receivables(3)	41,821	325,014
Total(5)	3,877,167	3,429,602

____________

(1)      Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)      Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)      As of December 31, 2024, this amount mainly refers to amounts receivable for financial transactions processed by Banco Original. As of December 31, 2023, this amount mainly refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product. Refer to Note 21 for further details.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

8. Financial assets measured at amortized cost (cont.)

(4)      Amount net of ECL (expected credit losses) and fraud risk (chargeback) in the amount of R$400 and R$7,356 respectively, as of December 31, 2024 (R$4 and R$4,453 respectively, as of December 31, 2023).

(5)      As of December 31, 2024, R$2,323,263 (R$2,305,504, on December 31, 2023) of these receivables are held by the FIDC PicPay I.

The table below presents the trade receivables aging analysis, highlighting the items due and past due as of December 31, 2024. For comparative purposes, the position as of December 31, 2023, is also included.

8.1.1 Breakdown by maturity — Trade receivables

As of December 31, 2024

	Receivables falling due in:	Total
Up to 30 days	2,471,796	2,471,796
From 31 to 60 days	404,597	404,597
From 61 to 90 days	277,416	277,416
From 91 to 180 days	470,393	470,393
From 181 to 365 days	252,889	252,889
Over 365 days	76	76
Total	3,877,167	3,877,167

As of December 31, 2023

	Receivables falling due in:	Receivables overdue in:	Total
Up to 30 days	2,283,767	892	2,284,659
From 31 to 60 days	348,370	1,640	350,010
From 61 to 90 days	236,734	253	236,987
From 91 to 180 days	384,930	2,091	387,021
From 181 to 365 days	170,907	—	170,907
Over 365 days	18	—	18
Total	3,424,726	4,876	3,429,602

8.2 Consumer loans

	December 31, 2024	December 31, 2023
Gross amount – consumer loans (a)	10,571,338	574,745
Credit loss allowance – on balance (b)	(838,696)	(14,286)
Credit loss allowance – off balance(1)	(25,524)	—
Total credit loss allowance	(864,220)	(14,286)

Total consumer loans – amortized cost (a + b)	9,732,642	560,459
Fair Value Adjustment – Portfolio Hedge (Note 29.2 – C)	(154,494)	—
Consumer loans	9,578,148	560,459

____________

(1)      Provision for expected credit loss of pre-approved credit card limits available to customers, presented as other liabilities in the statement of financial position. Limit disclosed in Note 29.1

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

8. Financial assets measured at amortized cost (cont.)

8.2.1 Credit loss allowance breakdown

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card(1)	3,526,836	33.36%	(64,296)	7.44%	1.82%
Loans to customers(2)	5,561,617	52.61%	(43,282)	5.01%	0.78%
Total consumer loans stage 1	9,088,453	85.97%	(107,578)	12.45%

Credit card(1)	394,631	3.73%	(96,270)	11.14%	24.39%
Loans to customers(2)	539,935	5.11%	(204,055)	23.61%	37.79%
Total consumer loans stage 2	934,566	8.84%	(300,325)	34.75%

Credit card(1)	164,199	1.55%	(147,587)	17.08%	89.88%
Loans to customers(2)	384,120	3.64%	(308,730)	35.72%	80.37%
Total consumer loans stage 3	548,319	5.19%	(456,317)	52.80%
Total consumer loans	10,571,338	100.00%	(864,220)	100.00%

As of December 31, 2023

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Loans to customers(2)	561,587	97.71%	(11,949)	83.64%	2.13%
Total consumer loans stage 1	561,587	97.71%	(11,949)	83.64%

Loans to customers(2)	12,631	2.20%	(2,074)	14.52%	16.42%
Total consumer loans stage 2	12,631	2.20%	(2,074)	14.52%

Loans to customers(2)	527	0.09%	(263)	1.84%	49.91%
Total consumer loans stage 3	527	0.09%	(263)	1.84%
Total consumer loans	574,745	100.00%	(14,286)	100.00%

____________

(1)      On January 26, 2024, PicS acquired certain outstanding credit card assets from Banco Original. The transaction included only balances from customers with less than 20 days past due credit position and has been accounted for as asset acquisition. As a result of the transaction, the credit card operations of retail customers will be managed by Pics. (Refer to Note 14 for further details). The analysis is based on the loss of expected credit (“Expected Loss”) in accordance with the principles of IFRS 9 at fair value.

(2)      Loans to customers are composed as follows:

“Personal loans” are borrowing a fixed amount of money to pay for a variety of expenses and then repaying those funds in regular payments or installments over time.

“Payroll loans” are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or for their government pension or other benefit payments. Credit enhanced financial assets as they are linked to client payroll directly, meaning that the client paycheck is automatically discounted of the loan installments.

“FGTS loans” are loans in which consumers can drawdown in advance up to seven annual installments of their FGTS. We receive the payment of these installments directly from the FGTS.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

8. Financial assets measured at amortized cost (cont.)

8.2.2 Breakdown by maturity

Credit card:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2024%		December 31, 2024%		December 31, 2023%		December 31, 2023%
Up to 30 days	1,934,967	47.36%	118,057	2.89%	—	0.00%	—	0.00%
From 31 to 60 days	223,611	5.47%	60,586	1.48%	—	0.00%	—	0.00%
From 61 to 90 days	242,119	5.93%	46,975	1,15%	—	0.00%	—	0.00%
Over 91 days	1,296,651	31.74%	162,701	3.98%	—	0.00%	—	0.00%
Total	3,697,348	90.50%	388,319	9.50%	—	0.00%	—	0.00%
Total overdue and not overdue			4,085,666	100.00%			—	0.00%

Loans to customers:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2024%		December 31, 2024%		December 31, 2023%		December 31, 2023%
Up to 30 days	19,322	0.30%	228,256	3.52%	36,658	6.38%	2,632	0.46%
From 31 to 60 days	49,459	0.76%	107,266	1.65%	42,698	7.43%	555	0.10%
From 61 to 90 days	51,518	0.79%	66,226	1.02%	40,163	6.99%	3	0.00%
Over 91 days	5,688,172	87.71%	275,453	4.25%	452,036	78.65%	—	0.00%
Total	5,808,471	89.56%	677,201	10.44%	571,555	99.44%	3,190	0.56%
Total overdue and not overdue			6,485,672	100.00%			574,745	100.00%

8.3 Expected credit losses — by credit quality vs. stages

As of December 31, 2024, the ECL allowance totaled R$864,220 (R$14,286 as of December 31, 2023). The Group monitors the expected credit losses allowance coverage ratio (table below) over the gross receivables amount to monitor credit risk.

The table below shows the PD (probability of default) credit distribution as of December 31, 2024. The PD credit classification is grouped in three categories based on its probability of default at the reporting date.

Credit card

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	2,146,060	52.53%	(27,839)	9.03%	1.30%
Stage 1	2,114,679	51.76%	(27,081)	8.79%	1.28%
Stage 2	31,381	0.77%	(758)	0.25%	2.42%

5% >= PD <= 20%	1,360,210	33.29%	(31,973)	10.38%	2.35%
Stage 1	1,265,064	30.96%	(27,802)	9.02%	2.20%
Stage 2	95,146	2.33%	(4,171)	1.35%	4.38%

PD > 20%	579,396	14.18%	(248,341)	80.59%	42.86%
Stage 1	147,093	3.60%	(9,413)	3.05%	6.40%
Stage 2	268,104	6.56%	(91,341)	29.64%	34.07%
Stage 3	164,199	4.02%	(147,587)	47.89%	89.88%
Total	4,085,666	100.00%	(308,153)	100.00%	7.54%

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

8. Financial assets measured at amortized cost (cont.)

Loans to customers

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	5,164,602	79.63%	(22,180)	3.99%	0.43%
Stage 1	5,164,529	79.63%	(22,178)	3.99%	0.43%
Stage 2	73	0.00%	(2)	0.00%	2.77%

5% >= PD <= 20%	383,365	5.91%	(17,232)	3.10%	4.49%
Stage 1	330,022	5.09%	(11,075)	1.99%	3.36%
Stage 2	53,343	0.82%	(6,157)	1.11%	11.54%

PD > 20%	937,705	14.46%	(516,655)	92.91%	55.10%
Stage 1	67,066	1.03%	(10,029)	1.80%	14.95%
Stage 2	486,519	7.50%	(197,896)	35.59%	40.68%
Stage 3	384,120	5.92%	(308,730)	55.52%	80.37%
Total	6,485,672	100.00%	(556,067)	100.00%	8.57%

Loans to customers

As of December 31, 2023

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	372,417	64.80%	(342)	2.39%	0.09%
Stage 1	372,303	64.78%	(286)	2.00%	0.08%
Stage 2	2	0.00%	—	0.00%	0.00%
Stage 3	112	0.02%	(56)	0.39%	50.00%

5% >= PD <= 20%	80,036	13.93%	(3,526)	24.68%	4.41%
Stage 1	80,035	13.93%	(3,526)	24.68%	4.41%
Stage 2	1	0.00%	—	0.00%	0.00%

PD > 20%	122,292	21.28%	(10,418)	72.92%	8.52%
Stage 1	109,250	19.01%	(8,137)	56.96%	7.45%
Stage 2	12,628	2.20%	(2,074)	14.52%	16.42%
Stage 3	414	0.07%	(207)	1.45%	50.00%
Total	574,745	100.00%	(14,286)	100.00%	2.49%

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

8. Financial assets measured at amortized cost (cont.)

8.3.1 Changes in credit loss allowance

Credit card

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of January 1, 2024	—	—	—	—
Acquisition of credit card from Banco Original(1)	69,055	—	—	69,055
Transfer from stage 1 to stage 2	(22,568)	22,568	—	—
Transfer from stage 1 to stage 3	(20,640)	—	20,640	—
Transfer from stage 2 to stage 3	—	(13,970)	13,970	—
Transfer from stage 2 to stage 1	3,024	(3,024)	—	—
Transfer from stage 3 to stage 1	1,021	—	(1,021)	—
Transfer from stage 3 to stage 2	—	1,442	(1,442)	—
New financial assets originated(2)	83,483	105,737	149,077	338,297
Changes in model / risk parameters(4)	(1,798)	42,277	48,342	88,821
Financial assets derecognized(3)	(47,281)	(58,760)	(81,979)	(188,020)
Credit loss allowance as of December 31, 2024	64,296	96,270	147,587	308,153

____________

(1)      Significant changes in the gross carrying amount of credit card assets that contributed to changes in the loss allowance were driven by the acquisition of the credit card portfolio from Banco Original on January 26, 2024 as per Note 14.

(2)      It considers all credit card transactions originated from the moment the portfolio was transferred to PicPay. Additionally, the balances segregated between stages 1, 2, and 3 represent the current balance of the portfolio as of December 31, 2024; however, throughout FY 2024 there are credit card transactions that were initially originated in stage 1 or 2, but due to the increase in the deterioration of credit quality, as of December 31, 2024, resulted in stage 3.

(3)      Reversal resulting from the settlement or cancellation of the contract, whether by full payment, early discharge or formal termination of the agreement.

(4)      On December 31, 2024, the Group’s ECL increased due to changes in accounting estimates for expected losses. More details refer to note 3.5 — ‘Expected Credit Losses’ and in the section on Changes in Estimates in the Financial Statements.

Loans to customers

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of January 1, 2024	11,949	2,074	263	14,286
Transfer from stage 1 to stage 2	(8,492)	8,492	—	—
Transfer from stage 1 to stage 3	(1,654)	—	1,654	—
Transfer from stage 2 to stage 3	—	(64,988)	64,988	—
Transfer from stage 2 to stage 1	4,969	(4,969)	—	—
Transfer from stage 3 to stage 1	796	—	(796)	—
Transfer from stage 3 to stage 2	—	6,678	(6,678)	—
New financial assets(1)	128,720	259,795	157,616	546,131
Changes in model / risk parameters(3)	(35,018)	1,319	91,683	57,984
Financial assets derecognized(2)	(57,988)	(4,346)	—	(62,334)
Credit loss allowance as of December 31, 2024	43,282	204,055	308,730	556,067

____________

(1)      The balances of loans to customers transactions that were initially classified in stage 1 or 2, but due to the increase in the deterioration of credit quality, as of December 31, 2024 were classified as stage 3.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

8. Financial assets measured at amortized cost (cont.)

(2)      Reversal resulting from the settlement or cancellation of the contract, whether by full payment, early discharge or formal termination of the agreement.

(3)      On December 31, 2024, the Group’s ECL increased due to changes in accounting estimates for expected losses. More details refer to note 3.5 — ‘Expected Credit Losses’ and in the section on Changes in Estimates in the Financial Statements.

8.4 Other receivables

	December 31, 2024	December 31, 2023
Receivables – related parties(1)/(2)	101,942	120,241
Advance to suppliers	—	5,717
Compulsory deposits in Central Bank(3)	117,977	—
Sundry receivables(2)	1,147	—
Total	221,066	125,958

____________

(1)      As of December 31, 2024, these amounts primarily relate to receivables from J&F Participações for marketing expenses incurred, along with receivables from other companies within the Group for various services and transactions. These receivables reflect the ongoing business relationships and agreements in place. For a comprehensive breakdown and further details regarding these amounts, please refer to Note 21.

(2)      The Group understands that there is no significant credit risk on the outstanding balances of its “Other receivables,” as these mainly pertain to transactions with related parties.

(3)      Compulsory deposits are required by BACEN based on the amount of CDB held by PicPay Bank. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

8.4.1 Breakdown by maturity — Other receivables

	Receivables not overdue in:	Receivables overdue in:	Total
Up to 30 days	137,036	11,483	148,519
From 31 to 60 days	—	635	635
From 61 to 180 days	—	4,405	4,405
From 181 to 365 days	67,507		67,507
Total	204,543	16,523	221,066

9. Prepaid expenses

The amount recognized on December 31, 2024, as prepaid expenses was R$146,755 (R$72,189 on December 31, 2023). The increase was primarily driven by payments made in advance of the receipt of the corresponding goods or services related to issuance of cards, which includes printing, packing, and shipping costs. These expenses are recognized when the corresponding goods or services are received.

10. Tax assets

	December 31, 2024	December 31, 2023
Income tax and social contribution to offset(1)	1,212,615	515,153
Deferred tax assets(2)	566,238	93,345
Total	1,778,853	608,498

____________

(1)      Primarily relates to withholding income tax and social contribution on income from financial investments which can be used to settle other federal tax amounts due. From the amount as of December 31, 2024, R$76,571 refers to inflation indexation recognized for the year ended December 31, 2024, in “Other income” in the consolidated statements of profit or loss.

(2)      Mainly relates to subsidiaries Guiabolso and PicPay Bank, due to credit loss allowance recognition on December 31, 2024 and related only to Guiabolso on December 31, 2023.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

10. Tax assets (cont.)

10.1 Deferred tax assets

	December 31, 2023	Realization	Additions(2)	December 31, 2024
Temporary differences related to other liabilities	11,848	—	480,543	492,390
Provisions for credit losses	6,429	—	399,046	405,475
Fair value adjustment – Financial assets measured at fair value through profit or loss	—	—	69,523	69,523
Others	5,419		11,974	17,393
Tax loss and social contribution negative basis(1)	81,497	(7,650)	—	73,847
Total	93,345	(7,650)	480,543	566,238

____________

(1)      The reductions during the 2024 fiscal year refer to the subsidiary Guiabolso Correspondente Bancário e Serviços Ltda., which generated taxable profit in 2024.

(2)      The amounts added consider both deferred tax assets recognized in consolidated statements of profit or loss and in consolidated statement of comprehensive income.

11. Right of use assets and Property, plant and equipment

	December 31, 2024			December 31, 2023
	Cost Value	Accumulated Depreciation	Total	Cost Value	Accumulated Depreciation	Total
Right of use – leases(1)	76,590	(33,558)	43,032	73,517	(24,863)	48,654
Computers and equipment	40,427	(32,753)	7,674	38,854	(25,440)	13,414
Improvements on leasehold properties	24,078	(10,837)	13,241	20,524	(8,449)	12,075
Furniture and fittings	4,669	(1,861)	2,808	4,187	(1,410)	2,777
Machinery and equipment	54,864	(4,307)	50,557	2,744	(959)	1,785
Facilities	105	(51)	54	105	(40)	65
Total	200,733	(83,367)	117,366	139,931	(61,161)	78,770

The table below demonstrates the changes during the periods presented:

As of December 31, 2024

	December 31, 2023	Additions	Reclassifications	Depreciation for the year	December 31, 2024
Right of use – leases(1)	48,654	3,073	—	(8,695)	43,032
Computers and equipment	13,414	53,689	(52,114)	(7,315)	7,674
Improvements on leasehold properties	12,075	3,553	—	(2,387)	13,241
Furniture and fittings	2,777	488	—	(457)	2,808
Machinery and equipment	1,785	6	52,114	(3,348)	50,557
Facilities	65	—	—	(11)	54
Total	78,770	60,809	—	(22,213)	117,366

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

11. Right of use assets and Property, plant and equipment (cont.)

As of December 31, 2023

	December 31, 2022	Additions	Additions through acquisitions(2)	Reclassification	Write-offs	Depreciation for the year	December 31, 2023
Right of use – leases(1)	44,837	13,544	—	—	(878)	(8,849)	48,654
Computers and equipment	18,811	1,024	856	201	(86)	(7,392)	13,414
Improvements on leasehold properties	10,923	3,278	103	—	(5)	(2,224)	12,075
Furniture and fittings	2,779	362	68	—	(35)	(397)	2,777
Machinery and equipment	2,261	—	—	(201)	—	(274)	1,785
Facilities	60	—	15	—	—	(10)	65
Total	79,671	18,208	1,042	—	(1,004)	(19,146)	78,770

____________

(1)      The Group’s lease agreements are detailed in Note 18.

(2)      Additions through business combination and common control transactions

12. Intangible assets

	December 31, 2024
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally/Externally developed software(1)	1,115,970	(341,408)	—	774,562
Software licenses	130,948	(87,385)	(128)	43,435
Computer software or programs – purchased	62,390	(31,701)	(624)	30,065
Software acquired through business combination(2)	66,924	(38,092)	—	28,832
Goodwill(2)	50,520	—	—	50,520
Total	1,426,852	(498,586)	(852)	927,414
	December 31, 2023
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally/Externally developed software(1)	783,203	(163,160)	—	620,043
Software licenses	70,175	(37,441)	(128)	32,606
Computer software or programs – purchased	43,203	(19,217)	(624)	23,362
Software acquired through business combination(2)	66,924	(24,708)	—	42,216
Goodwill(2)	50,520	—	—	50,520
Total	1,014,125	(244,526)	(852)	768,747

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

12. Intangible assets (cont.)

The table below demonstrates the changes during the periods presented:

As of December 31, 2024

	December 31, 2023	Additions	Write-offs(4)	Amortization for the year	December 31, 2024
Internally/Externally developed software(1)	620,043	434,979	(91,879)	(188,581)	774,562
Software licenses	32,606	68,158	—	(57,329)	43,435
Computer software or programs – purchased	23,362	18,107	—	(11,404)	30,065
Software acquired through business combination(2)	42,216	—	—	(13,384)	28,832
Goodwill(3)	50,520	—	—	—	50,520
Total	768,747	521,244	(91,879)	(270,698)	927,414

As of December 31, 2023

	December 31, 2022	Additions	Reclassification	Write-offs	Additions through acquisitions(2)	Amortization for the year	December 31, 2023
Internally/Externally developed software(1)	275,840	413,021	38,438	(4,774)	1,267	(103,749)	620,043
Software licenses	10,798	71,177	(38,438)	(427)	15,623	(26,127)	32,606
Computer software or programs – purchased	29,218	2,070	—	—	—	(7,926)	23,362
Software acquired through business combination(2)	48,826	5,891	—	—	—	(12,501)	42,216
Goodwill(3)	45,245	—	—	—	5,275	—	50,520
Total	409,927	492,159	—	(5,201)	22,165	(150,303)	768,747

____________

(1)      Development of continuing improvements in the digital solutions such as mobile banking application, marketplace, business solution and investment platform. The useful life of the internally and externally developed software is defined as being between 5 to 10 years and the amortization is recognized as Depreciation and amortization.

(2)      Additions through business combination and common control transactions.

(3)      On December 31, 2024, the Company performed the impairment test for the Guiabolso CGU that includes goodwill and the estimated recoverable amount exceeded its carrying amount. The recoverable amount is measured based on a value in use calculation through discounted free cash flow projections by management, covering a five-year period. The five-year period was determined based on the expected time required for the CGU to present a stable operating activity, (i.e., without operating variations deemed relevant). The main assumptions used in determining the recoverable amounts are an average discount rate with stress test of 46.64% and without stress test of 41.52% per annum based on long-term inflation extracted from Brazilian Stock Exchange (B3) and growth rate of 3% per annum, based on long-term inflation extracted from BACEN.

(4)      The write-off mainly relates to the disposal of “PicMarket”, a digital B2B marketplace which had been developed by the subsidiary Guiabolso. During the second quarter of 2024, the Company entered into an agreement with JBS S/A, which is an entity under common control, for the transfer of PicMarket. As of the date of the transaction, the asset’s outstanding balance was R$79,525. As consideration for the transfer, JBS forgave the re-payment of R$60,000 advanced between October 2022 and April, 2024 to help finance the project and recognized as a ‘trade payable’ prior to the transfer. The loss related to the write-off was registered as “Other expenses” in the consolidated statements of profit or loss, in the amount of R$19,525.

The Group has no contractual commitments for the acquisition or development of intangibles.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

13. Third-party funds

	December 31, 2024	December 31, 2023
User balance – payment accounts(1)	889,296	669,839
User balance – CDB(2)	19,094,153	12,368,426
Balance of commercial establishments – corporates(3)	220,525	208,943
Bank slips to be processed(4)	14	65,082
Total	20,203,988	13,312,290

____________

(1)      Refers to the balance of the payment account held by users backed by financial investments (as disclosed in note 29.2 a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(2)      PicPay Bank offers CDB to its users. These are indexed to the CDI and can be either redeemed at any time by the user or with a fixed term. There is no regulatory requirement to maintain the amounts deposited in this product in specifically identified assets.

(3)      Refers to balances payable to commercial establishments related to the processing of sales via the PicPay arrangement.

(4)      Bank slips paid with the PicPay application outside the bank clearing period.

14. Trade payables

	December 31, 2024	December 31, 2023
Service providers and consumables	354,990	212,764
Related parties	—	270,065
Operational suppliers	91,800	130,218
Credit card transactions(2)	2,893,134	—
Contingent consideration(1)	—	1,869
Other suppliers	25,341	33,682
Total	3,365,265	648,598

____________

(1)      Relates to the earn-out of BX Blue acquisition. Refer to Note 2.2 for further details. As of December 2023, the trade payables included a contingent consideration amounting to R$1,869, which was fully settled in 2024.

(2)      Find more details in note 14.1.

14.1 Credit card transactions

Corresponds to the amount payable to acquirers related to credit and debit card transactions. The amounts to be transferred to the card network are settled according to the transaction installments, substantially within up to 27 days for non-installment Brazilian transactions; 1 business day for international transactions; and installment sales are settled monthly, mostly within a period of up to 12 months.

	December 31, 2024	December 31, 2023
Credit card transactions	2,893,134	—
Total	2,893,134	—

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

14. Trade payables (cont.)

The table below provides a detailed breakdown of credit card transactions categorized by maturity, as of December 31, 2024:

14.1.1 Breakdown by maturity — Credit card transactions

	December 31, 2024	December 31, 2023
Up to 30 days	1,523,603	—
From 31 to 90 days	361,915	—
Over 90 days	1,007,616	—
Total	2,893,134	—

14.1.2 Collateral for credit card transactions

As of December 31, 2024, the Company had R$438,393 in security deposits granted in favor of Mastercard, Visa and Elo (R$0 as of December 31, 2023). These deposits are measured at fair value through profit or loss and fair value through other comprehensive income and serve as collateral for amounts payable to the network (more details in note 7). The average remuneration rate for these security deposits was 0.86% per month for the year ended December 31, 2024 (1,04 % per month for the year ended December 31, 2023).

15. Obligation to FIDC FGTS quota holder

	December 31, 2024	December 31, 2023
Senior quotas	704,755	—
Total	704,755	—

The obligations to FIDC FGTS quota holders relate to amounts due on senior quotas issued with the securitization of receivables from FGTS consumer loans in PicPay Bank. This account includes the outstanding amount due to senior quotas (unpaid original contribution plus unpaid accrued interest expense).

Although the fund has an indefinite duration, the senior quotas has 6 years of maturity after first integralization, with an accrue remuneration of CDI + 1.50 % per annum. Also, the senior quotas can be redeemed prior to 6 years in case of specific events as bankruptcy claims and judicial recovery. For the year ended December 31, 2024 the interest accrued was R$3,245 (R$0 for the year ended December 31, 2023), recorded as “Interest and other financial expenses”.

16. Labor obligations

	December 31, 2024	December 31, 2023
Personnel expenses payable	392,140	316,094
Social security charges payable	143,294	121,571
Total	535,434	437,665

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

17. Tax

17.1 Taxes payable

	December 31, 2024	December 31, 2023
Withholding taxes	7,908	5,223
Tax and charges on payroll	35,647	29,696
Social contribution on revenues	37,342	21,008
Corporate Income Tax	562,557	51,543
Other taxes	4,751	3,671
Total	648,205	111,141

17.2 Income tax and social contribution

	December 31, 2024	December 31, 2023
Accounting profit before tax	345,972	1,667
Income tax and social contribution(1)	(155,688)	(750)
Permanent additions/exclusions	61,503	(5,719)
Effect of different tax rates – subsidiaries	21,869	6,683
Others	39,634	(12,402)
Total income tax and social contribution expenses	(94,184)	35,688
Current taxes	(545,603)	(50,815)
Deferred taxes	451,419	86,503
Total income tax and social contribution expenses	(94,184)	35,688
Effective rate (%)	27%	2,141%

____________

(1)      The Group’s operations are primarily conducted in entities subject to income tax and social contribution Brazil. All material entities in Brazil are subject to corporate income tax at 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities. The tax rate used was the one applicable to PicPay Bank, which represent the most significant portion of the operations of the Group. The effect of other tax rates is shown in the table above as “Effect of different tax rates — subsidiaries”.

17.3 Unrecognized deferred tax assets

Deferred tax assets and liabilities, shown in the table below, were calculated on income tax losses and temporary differences at the rate of 34% for PicPay, PicPay Holding, FIDC, Guiabolso and its subsidiary and Crednovo, 40% for PicPay Invest and 45% for PicPay Bank.

For the year ended December 31, 2024, the Group had tax losses of R$67,850(1) (R$146,795(1) on December 31, 2023) and accumulated tax losses of R$2,293,317 (R$2,325,752 on December 31, 2023). No deferred tax assets were recognized. Under Brazilian tax legislation carry-forward tax losses do not expire but their use is limited to 30% of the taxable profit in each year:

____________

(1)      From this amount, approximately R$39,551 refer to Guiabolso, which in 2023 generated a profit for the first time. Therefore, Company understands there is not sufficient base and history for sustaining a credit recognition.

	December 31, 2022	Additions	Recognition	December 31, 2023	Additions	Recognition	December 31, 2024
Unrecognized deferred tax assets
Corporate Income tax and Social Contribution	544,739	51,749	(15,050)	581,438	16,963	(25,071)	573,330
Social Security Contribution	196,106	19,331	(1,277)	214,160	6,107	(9,025)	211,242
Total	740,845	71,080	(16,327)	795,598	23,070	(34,096)	784,572

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

18. Leases

18.1 Lease payable by maturity

	December 31, 2024	December 31, 2023
Year of maturity
2024	—	8,314
2025	9,464	9,057
2026	10,311	9,867
2027	11,233	10,750
2028	12,237	11,711
2029	9,891	—
Over 5 years	—	8,953
Lease liabilities	53,136	58,652

19. Provision for legal and administrative claims

	Civil Claims		Labor Claims		Total Claims
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Opening balance	6,652	3,877	4,411	3,035	11,063	6,912
Constitution	14,738	10,494	8,785	1,784	23,523	12,278
Constitution through acquisitions	—	—	—	135	—	135
Reversal	(3,334)	(1,615)	(3,861)	(543)	(7,195)	(2,158)
Reversal due to payment	(9,800)	(6,104)	(107)	—	(9,907)	(6,104)
Closing balance	8,256	6,652	9,228	4,411	17,484	11,063

a) Civil claims

As of December 31, 2024, the Group recognized provisions of R$8,244 (R$6,652 as of December 31, 2023) for civil claims, the majority of which are brought by PicPay users claiming compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$145,495 (R$71,822 as of December 31, 2023). The Group estimates that the expected disbursement schedule is 18 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

b) Labor claims

As of December 31, 2024, the Group recognized a labor provision of R$9,240 (R$4,411 as of December 31, 2023), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as a possible risk of loss, where no provision is required, is R$57,383 (R$18,360 as of December 2023). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c) Tax claims

As of December 31, 2024 and December 31, 2023, the Group did not have tax claims classified as a probable risk of loss. The amount considered as a possible risk of loss, where no provision is required, is R$727 (R$12,432 as of December 31, 2023).

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

20. Equity

a) Share capital

As of December 31, 2024 the total share capital incorporated under Dutch law is EUR 1 divided into 200 shares, each with par value of EUR 0.005, all nominative and entitled 1 vote per share and with priority in the distribution of dividends.

On September 12, 2024 an ordinary resolution approved a stock split in the proportion of 2 to 1 shares a par value from EUR 0.01 to EUR 0.005.

On July 11, 2024 J&F Participações invested R$1,309 in PicPay Netherlands, without the issuance of new shares.

On September 6, 2024 J&F Participações invested R$2,451 in PicPay Netherlands, without the issuance of new shares.

Before restructuring, PicS share capital subscribed was R$1,687 and paid-in share capital was R$1,749,566 which was represented by 34,154,137 shares of which 131,400 were class A common shares and 34,022,737 were class B common shares entitled 10 votes per share and with priority in the distribution of dividends, all nominative.

As effected on March 14, 2024, the Shareholder contributed the beneficial entitlement of its total shares of PicS by way of a share premium contribution in the total amount of R$1,304,767 without the issuance of any new shares in the capital of the Company.

On December 23, 2024, J&F International invested R$101,268 in PicPay Netherlands without the issuance of new shares. On the same date PicPay Netherlands invested the same amount in PicS Ltd without the issuance of new shares. On the same date PicS Ltd invested R$101,796 in PicS Holding through the issue and subscription of 101,796,000 quotas, all nominative and with par value of R$1. On the same date PicS Holding invested R$100,000 in PicPay Bank through the issue and subscription of 27,943,204 shares, all nominative and without par value.

Events of non-controlling interest without a change in control

On June 28, 2024 J&F Participações invested R$100,000 in PicS Holding, through the issue and subscription of 100,000,000 quotas, all nominative and with par value of R$1. On the same date PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 32,046,456 shares, all nominative and without par value.

On September 19, 2024 J&F Participações invested R$130,000 in PicS Holding, through the issue and subscription of 130,000,000 quotas, all nominative and with par value of R$1. On the same date PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 37,692,578 shares, all nominative and without par value.

b) Composition of share capital

As of December 31, 2024 - PicPay Netherlands

	Number of Shares	Shares %
Shareholder
J&F International B.V.	164	82.0000%
Stichting JAB	8	4.0000%
Stichting ACC Family	6	3.0000%
Stichting AGR	2	1.0000%
Stichting ECS	2	1.0000%
Banco Original S.A.	18	9.0000%
Total	200	100.0000%

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

20. Equity (cont.)

As of December 31, 2023 — PicS

	Number of Class A common Shares	Class A %	Number of Class B common shares	Class B %	Total number of shares	Total shares %
Shareholder
J&F International B.V.(1)	—	0.0000%	34,022,737	100.0000%	34,022,737	99.6153%
JAB Capital SP Fund	31,500	23.9726%	—	0.0000%	31,500	0.0922%
Belami Capital SP Fund	74,925	57.0206%	—	0.0000%	74,925	0.2194%
AGR Capital SP Fund	24,975	19.0068%	—	0.0000%	24,975	0.0731%
Total	131,400	100.0000%	34,022,737	100.0000%	34,154,137	100.0000%

____________

(1)      On December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS to PicPay Netherlands was effected on March 14, 2024, which was considered the date of transfer of control for consolidation purposes. As of the date hereof, PicPay Netherlands directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS).

c) Capital Reserve

The effects of measuring the fair value of transactions carried out between the Company and shareholders were recognized in the capital reserve, as shown in the table below:

Capital Reserve Total
Opening balance December 31, 2023	529,027
Restructuring of March 14, 2024	(529,027)
Closing balance December 31, 2024	—

d) Earnings per share

	December 31, 2024	December 31, 2023
Profit attributable to the Company’s shareholders	217,574	34,523
Weighted average quantity of shares	200	200
Earnings per share – basic and diluted (R$)	1,087,872	172,615

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

Earnings per share for all years presented has been calculated to reflect the capital structure of the Group following the Restructuring. As such, for periods prior to the Restructuring, the assumed quantity of shares issued is based on the quantity of shares issued by PicPay Netherlands on the date of the Restructuring.

Also, comparative earnings per share for the year ended December 31, 2023 consider the stock split occurred on September 12, 2024 described in note 20.a. Share capital.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

21. Transactions with related parties

21.1 Agreements with Banco Original

21.1.1 — On July 4, 2024, the Group and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of providing a standardized template for over-the-counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of December 31, 2024, under such agreement, there are only Payer OIS (Overnight Index Swaps) with notional fully collateralized by deposits from Banco Original.

21.1.2 — Starting from April 10, 2024, Banco Original entered into an Endorsement Contract of Bank Credit Notes without Co—obligation (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with the Group, through which Banco Original commits to endorse and transfer to the Group the credit notes issued by Banco Original in its loan operations collateralized by credit rights from the FGTS loans. This agreement will remain valid for an indefinite period and may be terminated by either parties with a 30-days prior notice.

21.1.3.1 — On January 26, 2024, the Group and Banco Original entered into an Assignment of Rights Agreement (Contrato de Cessão de Direitos) to establish the assignment from Banco Original to the Group of credit card contracts and the credits arising from all credit operations linked to these cards. On February 9, 2024, the agreement was fully paid by the Group. The expenses are recognized in the statement of profit or loss as “Interest and other financial expenses”.

21.1.3.2 — On March 28, 2024, the Group and Banco Original entered into an Operational Agreement (Acordo Operacional) to deal with the cashback amounts due to the customers regarding the Banco Original’s Cashback Program. This agreement is related to the acquisition of Banco Original’s credit card portfolio by PicPay Bank. This agreement will remain valid for an indefinite period.

21.1.4 — On January 18, 2024, the Group and Banco Original entered into a Recovering of Credits Services Agreement (Contrato de Prestação de Serviços de Cobrança de Créditos) to provide services related to collection and recovery of amounts owed by Banco Original as a result of any debts due to by its defaulting customers. The duration of this agreement is twenty-four (24) months, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice. The revenues are recognized in the statement of profit or loss as “Commission — banking correspondent and marketplace”.

21.1.5 — On January 10, 2024, the Group entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between the Group and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by the Group in the contracting of suppliers who provide products and/or services that are also shared between the Group and Banco Original. This agreement will remain valid for an indefinite period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party. The expenses are recognized in the statement of profit or loss as “administrative expenses”.

21.1.6 — On November 16, 2023, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to regulate the terms and conditions related to the cost sharing of backoffice areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as technology and administrative expenses. This agreement will remain valid for an indefinite period. The expenses are recognized in the statement of profit or loss as “administrative expenses”.

21.1.7 — On September 9, 2020, Banco Original and the Group entered into a Credit Card Partnership Agreement (Acordo de Parceria de Cartão de Crédito) to develop and offer the PicPay Card through its service channels, being Banco Original the card issuer. The agreement is valid for a 10 year period and will be automatically amended for another 5 years, unless either parties expresses otherwise.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

21. Transactions with related parties (cont.)

Regarding the transaction mentioned in item 21.1.3.1, PicPay assigned its position under this Partnership Agreement to PicPay Bank, and therefore, the Partnership Agreement allow the Group to request Banco Original to anticipate the settlement of credit card transactions.

On October 3, 2024, the Group requested Banco Original to anticipate all the transactions made by credit card issued by Banco Original and processed under the Mastercard Payment Arrangements. On October 31, 2024, the agreement was fully settled. The revenues are recognized in the statement of profit or loss as “commission — banking correspondent and marketplace”.

21.1.8 — On May 5, 2022, the Group entered into an application programming interface agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestação de Serviços de Suporte Técnico) with Original Hub, granting a license for the use of APIs to offer its customers payment services for bill, taxes, and utility bills from Banco Original (“API PAG”), as well as account registration for automatic debit. On November 29, 2022, an amendment to the Operational Agreement was executed, assigning the agreement from Original Hub to Banco Original. On December 21, 2022, new APIs were contracted including to enable access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of these solutions, and on March 21, 2025, the agreement was terminated. The revenues were recognized in the statement of profit or loss as “commission — banking correspondent and marketplace”.

21.1.9 — On November 27, 2018, the Group and Banco Original entered into a Closed-loop Payment Arrangements Agreement (Contrato de Arranjo de Pagamento Fechado). Taking into consideration that Banco Original is no longer a credit card issuer and that, on October 3, 2024, Banco Original advanced the amount corresponding to the settlement of all credit card transactions carried out under the Group’s payment arrangement, and, therefore, are no new transactions to be settled, the contractual obligations have been fulfilled, and such agreement was terminated. The revenues were recognized in the statement of profit or loss as “Commission — banking correspondent and marketplace”.

21.1.10.1 — On November 11, 2018, the Group and Banco Original entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). However, due to the fact that the Group has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, the agreement was terminated on March 21, 2025. The revenues are recognized in the statement of profit or loss as “commission — banking correspondent and marketplace”.

21.1.10.2 — On July 26, 2022, Banco Original and the Group entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party with 30 days’ prior notice.

21.2 Other Agreements

21.2.1 — On September 2024, the Group originated a transaction to J&F Investimentos in a total amount of R$300,000, with a maturity of 30 days, at an interest rate of 1.76%, and a provision for credit loss of R$308. As a guarantee, J&F Investimentos has assigned the credit rights that J&F Investimentos has against JBS S.A., derived from the right to receive as interim dividends from JBS S.A. This transaction was settled on October 7, 2024. The revenues were recognized in the statement of profit or loss as “interest income from receivables”.

21.2.2 — On October 28, 2022, JBS and the Group entered into a Partnership Agreement (Contrato de Parceria) to develop a digital B2B marketplace platform. On March 20, 2024, the parties acknowledged the amounts due from each party and established the acquisition of the platform’s intellectual property rights by JBS (“Termination Agreement”). On May 27, 2024, the parties executed an amendment to the Termination Agreement with the specific purpose of establish a transition period ending on November 30, 2024. On September 6, 2024, the parties signed a Settlement Agreement, formally ending the transition period and determining the remaining balance, which was paid by JBS to the Group on September 25, 2024. The expenses were recognized in the statement of profit or loss as “Other expense”.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

21. Transactions with related parties (cont.)

21.2.3 — On May 2, 2019 (as amended on May 30, 2019 and June 7, 2019), the Group entered into a trademark sale agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) with J&F Participações, pursuant to which PicPay sold the trademark “PicPay” and certain other trademarks and domain names to J&F Participações. Under the terms of this trademark sale agreement, the Group may continue to use the trademark and domain names for a period of four years, which can be extended by an additional period of four years upon mutual agreement of the parties. As a result of the termination agreement, the financial obligations of the parties pursuant to the trademark management agreement and the trademark sale agreement ended on September 20, 2021. Accordingly, since that date, no royalty fees have been paid by the Company, and the Company has been responsible for all of its brand promotion and development expenses in connection with the “PicPay” trademark.

21.2.4 — On October 1, 2024, the Group entered into a Receivables Assignment Agreement (Contrado de Cessão de Direiros Creditórios) with Âmbar Energia S.A., of one installment of the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE), at market conditions. Such transaction involved an amount of R$143,900 and was liquidated on December 19, 2024. The revenues are recognized in the statement of profit or loss as “interest income from receivables”.

	J&F Participações	Banco Original		Key Personnel(4)	Others(a)	Total
As of December 31, 2024

Assets
Cash and cash equivalents	—	68,881		—	—	68,881
Trade receivables	—	10,505		—	22,547	33,052
Financial investments	—	862,581		—	—	862,581
Derivative instruments	—	54,187		—	—	54,187
Other receivables	67,507	—		—	35,583	103,089
Total	67,507	996,154		—	58,130	1,121,791

Liabilities
Third-party funds	—	21		—	24,446	24,467
Total	—	21		—	24,446	24,467

In the year ended December 31, 2024
Revenues and expenses
Commission – banking correspondent and marketplace	—	156,070	(1)	—	—	156,070
Interest income from receivables	4,054	—		—	4,621	8,675
Credit card acquisition	—	140,979		—	—	140,979
Revenue from financial investments	—	94,509	(2)	—	—	94,509
Transaction expenses	—	(40,123)		—	—	(40,123)
Interest and other financial expenses	—	(29	)(3)	—	—	(29)
Administrative expenses	—	85,920		(18,163)	—	67,756
Other expense					(19,525)	(19,525)
Total	4,054	437,325		(18,163)	(14,904)	408,312

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

21. Transactions with related parties (cont.)

	J&F Participações	Banco Original		Key Personnel(4)	Others(a)	Total
As of December 31, 2023

Assets
Cash and cash equivalents	—	4,212,893		—	—	4,212,893
Trade receivables	23	294,965		—	15,882	310,870
Other receivables	67,507	7,215		—	45,519	120,241
Total	67,530	4,515,073		—	61,401	4,644,004

Liabilities
Trade payables	—	270,427		—	9	270,436
Third-party funds	—	50		—	127,633	127,683
Total	—	270,477		—	127,642	398,119

In the year ended December 31, 2023
Revenues and expenses
Commission – banking correspondent and marketplace	—	220,447	(1)	—	—	220,447
Revenue from financial investments	—	303,249	(2)	—	—	303,249
Transaction expenses	—	(17,279)		—	—	(17,279)
Interest and other financial expenses	—	(20,169	)(3)	—	—	(20,169)
Administrative expenses	—	76,510		(18,457)	—	58,053
Total	—	562,758		(18,457)	—	544,301

____________

(a)      Includes C-suite, Board of Directors and close family members of key personnel, among others.

(1)      For the year ended December 31, 2024, the Group recognized a revenue of R$0 (R$13,616 for the year ended December 31, 2023) related to Payment Arrangements, a revenue of R$14,674 (R$154,880 for the year ended December 31, 2023) related to the Credit Card Partnership Agreement, a revenue of R$64,911 for the year ended December 31, 2024 (R$0 for the year ended December 31, 2023) related to banking correspondent services, a revenue of R$14,535 for the year ended December 31, 2024 (R$0 for the year ended December 31, 2023) API, a revenue of R$61,950 for the year ended December 31, 2024 (R$0 for the year ended December 31, 2023) related to Recovering of Credits Services.

(2)      For the year ended December 31, 2024 PicPay had financial investments placed with Banco Original, which generated financial income of R$94,509 (R$303,249 for the year ended December 31, 2023). Refer to Note 6 for further details.

(3)      For the year ended December 31, 2024, the Group recorded an expense of R$29 (R$35 in the year ended December 31, 2023) related to interest with a bank account held at Banco Original, an expense of R$0 (R$20,134 in the year ended December 31, 2023) related to the Assignment of Rights Agreement.

(4)      For the year ended December 31, 2024, the amount paid as compensation for key management including short-term benefits, was R$18,163 (R$18,457 for the year ended December 31, 2023). The amounts were recognized as an expense during the reporting period.

Assets and liabilities with related parties

Cash and cash equivalents and financial investments:    The amount refers to the current account balance and financial investments at Banco Original, mainly short-term investments and reverse repurchase agreements.

Trade receivables:    primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

21. Transactions with related parties (cont.)

Other trade receivables:    amounts receivables with J&F Participações refer to amounts under a reimbursement agreement, related to marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021. The amounts receivables from Banco Original refer to an agreement relating to the acquisition of credit card operation, under which PicPay makes the payments to acquirers related to the cardholders not acquired by PicPay on behalf of Banco Original for credit card installments, and this amount shall be reimbursed by Banco Original.

Trade payables:    the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost and the transfer of the amount transacted in P2M.

Third -party funds:    refers to the balance in the pre-paid accounts of related parties.

Derivative instruments:    Refers to the Derivatives Master Agreement for more details see the agreement description above.

22. Financial income

Classification and subsequent measurement

	December 31, 2024	December 31, 2023
Financial assets measured at fair value through other comprehensive income	677,872	776,546
Financial investments at fair value through profit or loss	206,369	174,976
Financial assets measured at amortized cost	3,161,855	1,447,188
Total	4,046,096	2,398,710

23. Transaction Expenses

	December 31, 2024	December 31, 2023
Processing fees	(254,007)	(246,193)
Third-party prevention services(1)	(90,616)	(110,465)
PicPay card issuance expenses	(66,690)	(39,241)
Chargeback	(48,589)	(37,408)
Operating losses(2)	(33,774)	(5,232)
Total	(493,676)	(438,539)

____________

(1)      Verification and processing expenses incurred in respect of user transactions, such as identity verification and biometry services, among others.

(2)      Amounts related to expenses generated by events of fraud from financial transactions processed by acquirers and card issuers and/or operating errors.

24. Interest and Other Financial Expenses

	December 31, 2024	December 31, 2023
Bank fees	(27,906)	(7,766)
Cost of Funding(1)	(1,398,530)	(1,144,122)
Others	(12,228)	(60,590)
Total	(1,438,664)	(1,212,478)

____________

(1)      The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDB, which are used to lend money to other customers in the form of loans. Management monitors these expenses, and they are directly associated with the funding of investments, loans and operations.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

25. Technology expenses

	December 31, 2024	December 31, 2023
Software expenses	(376,849)	(247,847)
IT Services	(131,751)	(64,251)
Total	(508,600)	(312,098)

26. Marketing expenses

	December 31, 2024	December 31, 2023
Advertising	(127,612)	(103,755)
Cashback	(39,291)	(63,403)
Digital Marketing	(38,143)	(28,455)
Customer Acquisition expenses(1)	(122,635)	(111,875)
Commission expenses	(5,499)	(5,072)
Total	(333,180)	(312,560)

____________

(1)      Consumer acquisition cost is based on marketing expenses, which include the amounts for performance media and member-get-member expenses (which is comprised of paid referrals).

27. Personnel expenses

	December 31, 2024	December 31, 2023
Salaries	(472,809)	(375,039)
Benefits	(359,448)	(295,693)
Social security charges	(256,150)	(214,788)
Others	(2,426)	6,158
Total	(1,090,833)	(879,362)

28. Administrative expenses

	December 31, 2024	December 31, 2023
Third party services and financial system services	(112,611)	(78,434)
Rent, condominium fee and property services	(35,261)	(24,126)
Taxes	(3,549)	(1,813)
Expenses with provisions	(16,871)	(13,535)
Others	(66,131)	(18,751)
Total	(234,423)	(136,659)

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit, market and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

PicPay Netherlands approach to risk management requires that its risk taking to be consistent with its risk appetite. Risk appetite is the aggregate level of risk that the Group is willing to tolerate to achieve its strategic objectives and business plan. PicPay Netherlands risks are generally categorized and summarized as follows:

•        Credit risk:    is the risk of loss resulting from the decline in credit quality (or downgrade risk) or failure of a borrower, counterparty, third party or issuer to honor its financial or contractual obligations. PicPay Netherlands manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical concentrations, and by monitoring exposures in relation to such limits.

•        Market risk:    is the risk of loss arising from changes in the value of the Group assets and liabilities and adverse impact on net interest income and on banking portfolio resulting from changes in market variables, such as interest rates, equity, foreign exchange rates or credit spreads.

•        Liquidity risk:    is the risk that the Group will not be able to efficiently meet both expected and unexpected current and future cash flow and collateral needs without adversely affecting either daily operations or financial conditions.

•        Operational risk:    is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss.

This process is continuous, continuously reviewed and serves as the basis for the Group’s strategies, the primary risks related to financial instruments are:

29.1 Credit risk

Credit risk is the possibility that a counterparty will not comply with its obligations, whether under an agreement or a financial instrument, leading to a drop in expected cash receipts or financial loss.

The Group’s credit risk arises from its cash, cash equivalents, financial investments, OTC derivatives, acquirer and card issuer receivables, other receivables and loans to its users.

Concentrations of credit risk for similar financial instruments are already being shown in accordance with NE 8.2.1 Credit loss allowance breakdown.

•        Cash and cash equivalents

The risks and treasury departments manage credit risk associated with bank account balances and investments in financial institutions, prioritizing those with a “AAA” rating from agencies like Moody’s, S&P or Fitch. Because the Group’s accounts receivable mostly consist of high liquidity investments and operational accounts approved by major financial institutions with low-risk ratings, the expected credit loss is not material. Furthermore, these financial institutions are legally responsible for the accounts receivable.

•        Financial investments

These primarily relate to bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

•        Acquirer and card issuer receivables

The Group recognizes amounts to receive from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, the Group uses national acquirers seeking to avoid concentration in any single acquirer and increase financial efficiency and PicPay processes all credit card transactions with the acquirers Cielo and Getnet and card issuers.

The Group uses only acquirers authorized to operate by the BACEN, which are supervised and monitored by BACEN, including the minimum equity level for the operation, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which the Group can be held responsible for making the payment of receivables to commercial establishments without the receipt of the amounts by the acquirer. Until now, the Group has not suffered losses on receivables from acquirers.

The Group management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payments arrangement (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquires and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risks mitigation such as:

•        Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement in the event that the legal obligors do not make payment.

•        Processes for mitigating operational failures, such as fraud prevention, limitations anticipating the agenda, among others.

As of December 31, 2024, the Group had an amount receivable totaling R$181,572 (R$138,548 on December 31, 2023) from the acquirers and R$3,610,528 (R$2,966,040 on December 31, 2023) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$400 (R$4 on December 31, 2023).

•        Consumer Loans

Consumer loans include:    (i) loans that are portfolio of personal loans, FGTS loans and government employee’s payroll loans, beginning in October 2023; and (ii) credit card that are transactions in one-payment, installment with interest and installments without interest, beginning in January 2024. Consumers must meet certain credit performance criteria.

“Payroll loans” are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments. Credit enhanced financial assets as they are linked to client payroll directly, meaning that the client paycheck is automatically discounted of the loan installments.

“FGTS loans” are loans in which consumers can drawdown in advance up to seven annual installments of their FGTS. The group receives the payment of these installments directly from the FGTS. FGTS loans are collateralized by the deposits held in Government account.

As of December 31, 2024, the Group had a provision for expected credit losses in the amount of R$864,220 (R$14,286 on December 31, 2023).

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

•        Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. At December 31, 2024, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial asset.

The Group’s maximum credit exposure from financial assets and derivative financial instruments is presented in the table below:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	7,471,673	7,379,049

Financial assets measured at fair value through other comprehensive income	3,099,077	2,574,863
Financial Investments	3,099,077	2,574,863

Financial assets at fair value through profit or loss	100,051	176,717
Financial Investments	45,864	176,717
Derivative financial instruments	54,187	—

Financial assets measured at amortized cost	14,669,571	4,116,019
Trade receivables	3,877,167	3,429,602
Consumer loans(1)	10,571,338	560,459
Other receivables	221,066	125,958

Pre-approved credit card limits (off-balance)	4,455,217	—
Total	29,795,589	14,246,648

____________

(1)      Refers to gross amount consumer loans

29.2 Market risk

The Group may face potential financial losses due to market fluctuations that affect the value of its financial positions. These changes can arise from a variety of factors but are mainly driven by fluctuations in interest rates.

As of December 31, 2024 the Group had derivative financial instruments for accounting and economic hedge purposes. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

The risks are identified, quantified, mitigated, regulated, and reported as per the Group exposure to market risk guidelines defined by the governance process. Moreover, these limits are immediately and independently monitored from the commercial areas.

To monitor and control such market risks, the Group employs various methods, including stress scenarios, sensitivity — delta variation (DV), exposure mismatches (GAP), and interest rate risks (IRRBB).

a) Interest rate risk

The interest rate risk is the risk of potential change in interest rates to negatively affect the value of a Group’s assets, liabilities, or future cash flows.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

DV01 or Interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in current benchmark interest rates or in the index. Mathematically, the DV01 measures the change in the value of fixed interest rate portfolio for every 1 basis point (1 basis point is equal to 0.01%) change in the benchmark interest rate.

The analysis below demonstrates the sensitivity of the group’s financial instruments fair value increasing 1 basis point (DV01) in the Brazilian benchmark interest rate.

	DV01 – December 31, 2024
	Asset	Liability	Derivative	Amount
Fixed interest rate financial instruments	(1,181)	687	377	(117)
	DV01 – December 31, 2023
	Asset	Liability	Derivative	Amount
Fixed interest rate financial instruments	(120)	(6)	22	(104)

To complement the table above, the Group measured the sensitivity to changes in the relevant risk variable that were reasonably possible at that date. The reasonably possible risk variation considered was an increase in 10% and a decrease in 10% in the benchmark interest rate. For fixed rate instruments the table below presents the sensitivity of the fair value of to the reasonably possible change. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense (assumes no other changes to balance or rates during this period).

	Rate risk	Total portfolio amount	Basic interest rate change
			10%	-10%
As of December 31, 2024
Type
Financial assets
Government bonds – LFT	SELIC	2,338,261	28,644	(28,644)
Government Bonds – LTN	SELIC	800,368	9,805	(9,805)
Derivative financial instruments	CDI	54,187	664	(664)
Reverse repurchases agreements – National Treasury Note (NTN-B)	Fixed Rate	4,809,999	58,923	(58,923)
Consumer loans(1)	Fixed Rate	10,571,338	129,499	(129,499)
Financial liabilities
Payment accounts	CDI	(889,296)	(10,894)	10,894
CDB’s	CDI	(19,094,153)	(233,903)	233,903
Futures contract – CDI Rate(2)	CDI	(2,955,650)	(36,207)	36,207

As of December 31, 2023
Type
Financial assets
Government bonds – LFT	SELIC	2,124,660	24,965	(24,965)
Government bonds – LTN	Fixed Rate	618,664	7,251	(7,251)
Consumer loans(1)	Fixed Rate	554,162	8,452	(8,452)
Financial liabilities
Payment accounts	CDI	(943,864)	(12,299)	12,299
CDB’s	CDI	(12,368,426)	(161,161)	161,161

____________

(1)      Refers to gross amount consumer loans

(2)      Futures contract — CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

b) Exchange rate risk

The foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

The Group has both, checking account in USD to international transactions that the Group carries out, and contracts with suppliers in foreign currency for services and software licenses. The existence of these exposures mitigates some of the volatility in the foreign exchange market given the fact that the move in opposite directions. In this way, transactions and financial commitments in currencies other than the local currency are managed more effectively.

Furthermore, the sensitivity to fluctuations in the dollar exchange rate, keeping other variables constant, is presented in the table below:

	Rate risk	Total exposure on December 31, 2024	+10%	-10%
Type
Trade payables	Dollar	3	0	0
	Rate risk	Total exposure on December 31, 2023	+10%	-10%
Type
Trade payables	Dollar	46	4	(4)

c) Hedge accounting

The Group maintains portfolios of loans customers at fixed interest rates and FGTS loan, which generate market risk due to changes in the Brazilian reference interest rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered future DI contracts and Pre x DI swaps to offset the market risk.

Starting on February 2024, PicPay designated the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI. In accordance with its hedging strategy, the Group adopts the “portfolio layer” method.

This method allows it to use part of the portfolio of financial assets as a fair value hedge during the hedging period in the event of events such as prepayment, default or sale of operations. The interest rate risk arising from layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed based on DV01.

The Group holds fixed rate Government Bonds (LTNs) and fixed-rate financial liabilities which create market risk due to changes of the Brazilian benchmark interest rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered future DI contracts to offset the market risk for each financial asset and financial liability. Starting on December 2024, PicPay designated the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedge items which are adjusted to reflect changes in CDI.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

In accordance with the hedging strategy, the Group designates the hedge items on an individual basis.

The Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in the hedge documentation.

The effectiveness test for the hedge is performed in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedge item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated financial statements of profit or loss in “interest income and gains (losses) on financial instruments — Financial assets at fair value through other comprehensive income”. LTN Bonds recorded under NE 29.6 Fair value measurement.

	December 31, 2024
	Total amount of hedged item	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging instrument	Hedge effectiveness
		Asset	Liability
Interest rate risk
Interest rate contracts – Future and Swap – Payroll loan(1)	988,606	—	(11,846)	11,846	100%
Interest rate contracts – Future and Swap – FGTS loan(2)	1,766,424	—	(143,192)	143,192	100%
Interest rate contracts – Future – Liabilities Pre	(587,705)	—	17,780	(17,775)	100%
Interest rate contracts – Future – LTN Bonds	783,130	—	(17,237)	17,237	100%
Total	2,950,455	—	(154,495)	154,500	100%

____________

(1)      Payroll loan — From the value of the hedging instrument, R$11,846 it is composed by: Swap R$11,476 and R$370 by Futures Contracts.

(2)      FGTS loan — From the value of the hedging instrument, R$143,192 it is composed by: Swap R$52,108 and R$91,084 by Futures Contracts.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

29.3 Liquidity risk

Liquidity risk is the possibility that the Group does not have sufficient liquid resources to honor its financial commitments, due to a mismatch in terms of volume between the receipts and payments provided for in its cash flow.

PicPay’s liquidity management processes include:

•        Cash liquidity monitoring:    daily update of the administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

•        Minimum cash limits:    establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

The Group’s projected cash flow is generated and monitored daily by the treasury to ensure that the Group has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential information for the projection and management of cash flow, ensuring that the Group has the necessary resources to settle its obligations.

As a cash management procedure, the treasury invests surplus funds in highly liquid and low risk assets. PicPay does not have assets pledged as guarantees for loans, financial operations or contractual obligations.

Liquidity risk refers to the Group’s ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to mitigate these risks, management has adopted a diversified approach to financing, in addition to its main base of deposits. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Stress tests are conducted to assess the impact of extreme events on the Group’s finances, and a contingency plan is in place to deal with liquidity shortages during crises. Any new initiative or product is preliminarily assessed by the market and liquidity risk department.

The treasury department is in charge of coordinating with other sectors to ensure the effective implementation of the liquidity management strategy.

As part of cash flow management, the treasury department invests in highly liquid, low-risk assets whenever there are resource surpluses. It is important to note that the Group does not use its assets as collateral for loans, financial transactions, or contractual obligations.

Detailed information on financial liabilities is essential for cash flow projections and management, ensuring that the Group has adequate resources to meet its obligations.

The Group measures the expected turnover of third-party funds CDB to be replaced in a monthly basis for a 12-months period. It is determined by the historical weighted average outflow volume of the portfolio over a monthly basis. Liquidity analysis considers only the expected maturity of the daily third-party funds CDB’s not considering the replacement of the outflows with new inflows from wallets and banking deposits.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

The table below shows the expected maturity:

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2024
Third-party funds – payment accounts	889,296	—	—	—	—	—	889,296
Third-party funds – CDB’s(1)	8,833,086	2,231,071	1,297,330	1,581,909	2,544,897	2,605,860	19,094,153
Third-party funds – Others	220,539	—	—	—	—	—	220,539
Obligations to FIDC FGTS quota holders	—	—	—	—	—	704,755	704,755
Trade payables	1,995,733	173,766	188,148	403,034	558,296	46,288	3,365,265
Total	11,938,654	2,404,837	1,485,478	1,984,943	3,103,193	3,356,903	24,274,008

As of December 31, 2023
Third-party funds – payment accounts	807,700	—	—	—	—	—	807,700
Third-party funds – Daily Liquidity CDB’s(1)	6,280,043	1,600,795	985,105	1,108,243	1,477,657	861,967	12,313,810
Third-party funds – CDB’s(1)	1,895	25,025	24,217	37,308	55,067	47,268	190,780
Trade payables	643,252	5,133	11	—	202	—	648,598
Total	7,732,890	1,630,953	1,009,333	1,145,551	1,532,926	909,235	13,960,888

____________

(1)      The issuance of a daily liquidity CDB allows the counterparty to redeem the invested amount at any time until its final maturity, without any type of grace period. Therefore, it is important to evaluate and monitor the redemption behavior of these positions, so that liquidity risk management is carried out conservatively. The methodology adopted provides for an average redemption curve, calculated monthly and categorizing the issuances by batches. The analysis therefore reflects an average redemption behavior of the Group’s liquid liabilities.

29.4 Fraud risk

The Group is exposed to several operational risks, the most relevant being the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargeback (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has areas dedicated to preventing fraud with the development of anti-fraud processes and strategies and real-time monitoring of transactions using payment account balance or credit card for bank slips, withdrawals or transfers between users, identifying, approving or declining transactions.

29.5 Capital management

The Group operates within the regulatory framework established by BACEN (Banco Central do Brasil), which mandates adherence to minimum capital requirements. These requirements are most pertinent to our subsidiary, PicPay, and our prudential conglomerate, led by PicPay Instituição de Pagamento S.A. (“PicPay Conglomerate”, which is a sub-set of the consolidated group defined for regulatory capital purposes per BACEN rules).

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

Prudential classification is a mechanism used by BACEN to categorize financial institutions based on criteria such as size, operational complexity, and risk profile. This categorization determines the set of prudential rules that must be followed by the institution, including capital requirements, exposure limits to risks, reporting obligations, and corporate governance. The regulatory framework classifies the prudential conglomerate comprising at least one institution that provides payment services and establishes segmentation for prudential conglomerates between Types 1 to 3 (less to more flexible capital requirements, respectively).

During the year ended December 31, 2024, the PicPay Conglomerate became subject to the most conservative capital levels, equivalent to those of large banks in BACEN classification. The change resulted in PicPay Conglomerate falling short of the necessary capital requirements. In response, the conglomerate presented a plan to BACEN to meet the requirements again. The plan has been formulated with input from financial experts and has received formal approval from the Board of Directors as follows:

•        Executed a capital increase of R$230,000, with R$100,000 on June 28, 2024, and an additional R$130,000 on September 19, 2024. More details are disclosed in Note 20 — Equity.

•        Established contingency arrangements whereby the Group’s controllers are prepared to provide additional capital contributions, should the need arise, to ensure ongoing compliance with BACEN’s regulatory capital requirements.

This new required capital level has not affected the operations of PicPay Conglomerate. Given the current stage of PicPay, its asset growth has been closely monitored by senior management and has the support of its shareholders for capital adequacy, if necessary, given the level of leverage established in these more conservative BACEN level standards. Additionally, the plan has been accepted by BACEN.

On December 31, 2024 the capital ratio is 9.69% (11.72% on December 31, 2023), which is 1.69% above the minimum regulatory requirement of 8% (3.72% above the minimum regulatory requirement on December 31, 2023) and meets 67.6% of the additional principal conservation capital requirement of 2.5%.In order to restore fulfillment of 100% of the additional principal conservation capital, on February 26, 2025, J&F International invested R$321,750 in PicPay Netherlands without the issuance of new shares. On the same date PicPay Netherlands invested the same amount in PicS Ltd without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$321,490 in PicS Holding through the issue and subscription of 321,489,832 quotas, all nominative and with par value of R$1. On the same date PicS Holding invested R$321,750 in PicPay Bank through the issue and subscription of 88,121,683 shares, all nominative and without par value.

Company monitors and forecasts its capital needs in order to maintain compliance with regulatory requirements and internal target capital ratios, maintaining constant communication with the parent company to ensure timely fulfillment of capital needs. As part of this process, on March 25, 2025, J&F International invested R$50,000 in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd without the issuance of new shares. On the same date PicS Ltd invested the same amount in PicS Holding through the issue and subscription of 50,000,000 quotas, all nominative and with par value of R$1. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 31,643,364 shares, all nominative and without par value. These values are calculated by the Risk area monthly.

After the aforementioned capital contributions, capital ended up above 10.5%.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

29.6 Fair Value Measurement

Determination of fair value and fair value hierarchy

For assets and liabilities measured at fair value, PicPay measures fair value using the procedures set out below. The objective of the valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Level 1:	when available, the Bank uses quoted market prices from active markets to determine fair value and classifies such items as Level 1.
Level 2:	quoted prices in an active market for similar assets or liabilities or based on another valuation method in which all significant inputs are based on observable market data.
Level 3:

If quoted market prices are not available, fair value is based on internally developed valuation techniques that use, whenever possible, current market-based parameters such as interest rates, exchange rates and option volatilities. Financial instruments valued using such internally generated valuation techniques are classified according to the lowest input factor or level value that is significant to the valuation. Therefore, an item may be classified as Level 3, even though there may be some significant inputs that are easily observable.

Any pricing model used to measure fair value is governed by an independent control structure. Fair value estimates from internal valuation techniques are checked, whenever possible, against prices obtained from independent suppliers or brokers. Vendor and broker valuations can be based on a variety of data ranging from observed prices to proprietary valuation models, and the Bank assesses the quality and relevance of this information to determine the fair value estimate.

Financial assets

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through other comprehensive income
Government Bonds – LFT	2,298,709	—	—	2,298,709
Government Bonds – LTN	800,368	—	—	800,368
Total	3,099,077	—	—	3,099,077

Derivative financial instruments – Interest rate derivatives measured at fair value through profit or loss income
Swaps contracts(1)	—	54,187	—	54,187
Total	—	54,187	—	54,187

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Other financial assets measured at fair value through profit or loss income
Government Bonds – LFT	39,552	—	—	39,552
Reverse repurchases agreements	4,809,999	—	—	4,809,999
Other Investments	6,312	—	—	6,312
Total	4,855,863	—	—	4,855,863
Total Financial assets	7,954,940	54,187	—	8,009,127

____________

(1)      Interest rate swap contracts are commitments to settle in cash on a future date or dates, the differential between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

Financial assets

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through other comprehensive income
Government Bonds – LFT	1,956,200	—	—	1,956,200
Government Bonds – LTN	618,664	—	—	618,664
Total	2,574,864	—	—	2,574,864

Other financial assets measured at fair value through profit or loss income
Government Bonds – LFT	168,460	—	—	168,460
Reverse repurchases agreements	2,857,405	—	—	2,857,405
Other Investments	8,256	—	—	8,256
Total	3,034,121	—	—	3,034,121
Total Financial assets	5,608,985	—	—	5,608,985

As of December 31, 2024, and December 31, 2023, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

Financial instruments recorded at fair value

The following is a description of the method for determining the fair value of financial instruments. The valuation techniques incorporate estimates of the assumptions that a market participant would use to value the instruments.

Derivative financial instruments

The fair value of the swaps is calculated considering the projected cash flows of each of their ends, discounted to present value according to their respective yield curves, which are representative of market conditions. The yield curve calculations use models audited and approved internally by PicPay’s risk management department.

Interest rate futures contracts are commitments to buy or sell a financial instrument on a future date, at a contracted price or yield, and can be financially settled. The nominal value represents the face value of the related instrument. This instrument is settled daily in line with changes in market prices.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

The main interest rates used in the composition of the yield curves are taken from futures and swaps traded on B3, and adjustments are made to these curves whenever certain points are considered to lack sufficient liquidity to be representative, or, for atypical reasons, do not faithfully represent market conditions.

Credit Risk Adjustment (CVA)

The current standard requires the allocation of Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) for derivative financial instruments. These adjustments are intended to reflect the counterparty’s credit risk and the entity’s own risk in the valuations of these instruments.

However, PicPay does not carry out the allocation as there is no derivative exposure with clients. All current derivatives are contracted exclusively with companies in the same economic group. This factor considerably reduces credit risk, since the relationship between the parties involved is one of common control, mitigating potential losses associated with non-compliance with obligations.

Therefore, considering the absence of exposure to external customers and the low materiality of credit risk in intra-group transactions, we believe that there is no need to allocate CVA and DVA to these derivative financial instruments. This approach is based on the Company’s operational reality and the effective assessment of the risk involved.

Financial assets

	December 31, 2024
	Carrying amount	Fair Value
Fair Value of financial instruments measured at amortized cost
Cash and cash equivalents	7,471,673	7,471,673
Amounts receivable from card issuers	3,653,774	3,653,774
Consumer loans	9,732,642	9,578,148
Derivatives financial instruments	54,187	54,187
Other receivables(1)	444,459	444,459
Total	21,356,735	21,202,241

____________

(1)      Balance composed of: Receivables from purchasers, Receivables from customers, Receivables — related parties, Compulsory deposits in Central Bank and Sundry receivables

Financial liabilities

	December 31, 2024
	Carrying amount	Fair Value
Fair Value of financial instruments measured at amortized cost
Third-party funds – payment account	889,296	889,296
Third-party funds – CDB’s	19,094,153	19,094,153
Trade payables	3,365,265	3,365,265
Obligations to FIDC FGTS quota holders	704,755	704,755
Total	24,053,469	24,053,469

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

29. Risk management (cont.)

Financial assets

	December 31, 2023
	Carrying amount	Fair Value
Fair Value of financial instruments measured at amortized cost
Cash and cash equivalents	7,379,049	7,379,049
Amounts receivable from card issuers	2,966,040	2,966,040
Consumer loans	574,745	560,459
Other receivables(1)	589,520	589,520
Total	11,509,354	11,495,068

____________

(1)      Balance composed of: Receivables from purchasers, Receivables from customers, Receivables — related parties and Sundry receivables

Financial liabilities

	December 31, 2023
	Carrying amount	Fair Value
Fair Value of financial instruments measured at amortized cost
Third-party funds – payment account	807,700	807,700
Third-party funds – CDB’s	12,504,590	12,504,590
Trade payables	648,598	648,598
Total	13,960,888	13,960,888

29.6.1 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset (net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of December 31, 2024 and December 31, 2023 the Group does not have financial instruments that meet the conditions for offsetting.

30. Reconciliation of changes in equity and liabilities with cash flows from financing activities

	Liability	Equity
	Lease	Share Capital and additional paid in share capital	Capital Reserve(20d)

Balances as of December 31, 2023	58,652	—	1,751,253

Variations with effect on cash	(8,402)	105,556	—
Payment of leases	(8,402)	—	—
Share capital increase	—	105,556	—

Variations without effect on cash	2,886	1,301,007	(1,751,253)
Net of lease payment, interest and remeasurements	2,886	1,301,007	(1,751,253)
Balances as of December 31, 2024	53,136	1,406,563	—

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

30. Reconciliation of changes in equity and liabilities with cash flows from financing activities (cont.)

	Liability	Equity
	Lease	Share Capital and additional paid in share capital	Capital Reserve(15d)
Balances as of December 31, 2022	52,953	1,751,253	525,289

Variations with effect on cash	(12,245)	—	—
Payment of leases	(12,245)	—	—

Variations without effect on cash	17,944	—	3,738
Transactions with related parties(1)	—	—	3,738
Net of lease payment, interest and remeasurements	17,944	—	—
Balances as of December 31, 2023	58,652	1,751,253	529,027

____________

(1)      Refers to post-combination expenses. Refer to Note 20.d for further details.

31. Segment information

Operating segments are determined based on information reviewed by the board of directors, the Chief Operating Decision Maker (CODM), which is responsible for allocating resources and assessing business performance.

The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on Adjusted Gross Profit, which is defined as ‘Total revenue and financial income’ less ‘transaction expenses’, ‘interest and other financial expenses’ and ‘credit loss allowance expenses’, all of which are consistent with the same captions in the consolidated statements of profit or loss except for amounts that are not allocated to segments and inter-segment amounts.

The Group’s organizational structure has five reportable segments, which reflect its major business lines, as follows:

a)      Wallet and Banking:    This segment generates revenues from transaction activities when a customer uses a credit card as a funding source to conduct payment transactions or money transfers in one or multiple installments. Additionally, Wallet & Banking segment revenues include the interest income generated through financial investments.

b)      Financial Services:    This segment generates interest revenues related to lending activities from PicPay Bank and fee revenues from distributing third-party credit products in the financial marketplace. It also comprehends fee revenues from the platform’s distribution of insurance and investment products.

c)      Small and Medium-Sized Businesses:    It encompasses MDR (merchant-discount rates) charged to merchants accepting PicPay as a payment network. Additionally, it encompasses interchange fees from corporate benefit card transactions, financial income from account balances, and settlement scheduled floating relating to corporate benefits solutions.

d)      Audiences and Ecosystem Integration:    This segment provides services to all of the Group’s customers, which include consumers and businesses, and is essential to increase engagement and monetization of both sides of the ecosystem. This segment generates monetization of the audiences by leveraging both consumers and merchant’s customer base with products and solutions such as PicPay Ads, allowing brands and companies to benefit from PicPay’s audience in app and promote its products and services as well as a miscellaneous of non-financial products, and ecosystem engagement with a platform that allows online merchants to sell its products and services to active consumers through the PicPay Shop.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

31. Segment information (cont.)

e)      Institutional:    This segment encompasses revenue, costs and expenses from financial investments and funding activities executed at the Corporate level. The Institutional business has the role of managing funding and loans between segments. At the institutional level, it also manages the Group’s cash and liquidity.

The Group does not disclose total assets and liabilities by segment since this information is not presented to its CODM.

As of December 31, 2024

a) Segment information

	Wallet and Banking	Financial Services	Small and Medium- Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	582,205	693,640	164,433	83,770	—	1,524,048
Financial income	2,422,075	1,963,996	26,061	1,742	114,902	4,528,776
Total revenue and financial income	3,004,280	2,657,636	190,494	85,512	114,902	6,052,824

Transaction expenses	(192,367)	(212,227)	(87,487)	(1,595)	—	(493,676)
Interest and Other financial expenses	(1,280,734)	(529,318)	(7,200)	—	(104,092)	(1,921,344)
Credit loss allowance expenses	—	(887,022)	(3)	—	—	(887,025)
Adjusted gross profit	1,531,179	1,029,069	95,804	83,917	10,810	2,750,779

b) Revenue reconciliation

December 31, 2024
Net revenue from transaction activities and other services	1,524,048
Financial income	4,528,776
Total reportable segments	6,052,824
Inter-segment revenues, adjustments or reclassifications(1)	(482,680)
Total revenue and financial income	5,570,144

____________

(1)      Represents eliminations of inter-segment revenue from transactions between the Financial Services and Institutional segments for R$482,680.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

31. Segment information (cont.)

c) Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2024
Adjusted gross profit – Total reportable segments	2,750,779
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(508,600)
Marketing expenses	(333,180)
Personnel expenses	(1,090,833)
Administrative expenses	(234,423)
Depreciation and amortization	(292,911)
Other expenses	(33,013)
Other income	88,153
Profit before income taxes	345,972

As of December 31, 2023

a) Segment information

	Wallet and Banking	Financial Services	Small and Medium- Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	509,261	306,700	92,023	76,759	—	984,743
Financial income	2,160,724	37,298	41,475	10,542	156,738	2,406,777
Total revenue and financial income	2,669,985	343,998	133,498	87,301	156,738	3,391,520

Transaction expenses	(200,477)	(76,987)	(69,651)	(25,789)	—	(372,904)
Interest and other financial expenses	(1,133,866)	(8,068)	—	—	(69,053)	(1,210,987)
Credit loss allowance expenses		(14,290)	—	—	—	(14,290)
Adjusted gross profit	1,335,642	244,653	63,847	61,512	87,685	1,793,339

b) Revenue reconciliation

December 31, 2023
Net revenue from transaction activities and other services	984,743
Financial income	2,406,777
Total reportable segments	3,391,520
Inter-segment revenues, adjustments or reclassifications(1)	67,126
Total revenue and financial income	3,458,646

____________

(1)      Includes eliminations of inter-segment revenue from transactions between the Financial Services and Institutional segments of R$(8,068) and unallocated revenue of R$75,194.

PicPay Holdings Netherlands B.V. Notes to the Consolidated financial statements as of December 31, 2024 and 2023. (All amounts in thousands of reais unless otherwise stated)

31. Segment information (cont.)

c) Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2023
Adjusted gross profit – Total reportable segments	1,793,339
Inter-segment revenues, adjustments or reclassifications	67,126
Unallocated transaction expenses and interest and other financial expenses(1)	(67,126)
Expenses and income that are not part of adjusted gross profit(1)
Technology expenses	(312,098)
Marketing expenses	(312,560)
Personnel expenses	(879,362)
Administrative expenses	(136,659)
Depreciation and amortization	(169,823)
Other expenses	(4,638)
Other income	23,468
Profit before income taxes	1,667

____________

(1)      Refers to corporate overhead expenses and other expenses which are not attributable to the reportable segments.

32. Subsequent events

After the reporting period, on February 26, 2025, but before the issuance of these financial statements, J&F International invested R$321,750 in PicPay Netherlands without the issuance of new shares. On the same date PicPay Netherlands invested the same amount in PicS Ltd without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$321,490 in PicS Holding through the issue and subscription of 321,489,832 quotas, all nominative and with par value of R$1. On the same date PicS Holding invested R$321,750 in PicPay Bank through the issue and subscription of 88,121,683 shares, all nominative and without par value.

After the reporting period, on March 25, 2025, J&F International invested R$50,000 in PicPay Netherlands without the issuance of new shares. On March 26, 2025, PicPay Netherlands invested the same amount in PicS Ltd without the issuance of new shares. On the same date PicS Ltd invested the same amount in PicS Holding through the issue and subscription of 50,000,000 quotas, all nominative and with par value of R$1. On March 27, 2025, PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 31,643,364 shares, all nominative and without par value.

Class A common shares

Picpay Holdings Netherlands B.V.

–––––––––––––––––––––––––––––––––––

PROSPECTUS

–––––––––––––––––––––––––––––––––––

Global Coordinator

Citigroup	RBC Capital Markets

        , 2025

Through and including               , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.  Indemnification of Directors and Officers

Members of the Registrant’s board of directors, including former members, will have the benefit of the following indemnification provisions in the Registrant’s articles of association:

Current and former members of the Registrant’s board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by the Registrant in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of the Registrant shall not be entitled to any indemnification, if and to the extent:

•        Dutch law would not permit such indemnification;

•        a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

•        the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

•        the Registrant brought up the procedure in question before a court.

Item 7.  Recent Sales of Unregistered Securities

The following is a summary of transactions during the preceding three years involving sales of the Registrant’s securities by the Registrant that were not registered under the Securities Act:

The Registrant was incorporated by J&F International, its sole shareholder at that time, on December 27, 2023, as a private limited liability company. Upon incorporation, the Registrant issued 100 shares, with a nominal value of €0.01 each, to J&F International.

Effective as of December 29, 2023, J&F International transferred the beneficial entitlement to: (i) 4% of the issued shares of the Registrant to Stichting JAB, a foundation incorporated under Dutch law; (ii) 3% of the issued shares of the Registrant to Stichting ACC Family, a foundation incorporated under Dutch law; (iii) 1% of the issued shares of the Registrant to Stichting AGR, a foundation incorporated under Dutch law; and (iv) 1% of the issued shares of the Registrant to Stichting ECS, a foundation incorporated under Dutch law. The legal transfer of these shares was effected on March 14, 2024.

Effective as of December 31, 2023, J&F International transferred the beneficial entitlement to 9% of the issued shares of the Registrant to Banco Original, S.A. (“Banco Original”), a Brazilian financial institution, and wholly-owned subsidiary of J&F Participações S.A. (“J&F Participações”), a corporation (sociedade anônima) incorporated under the laws of Brazil, in consideration for the partial repayment of an outstanding debt to Banco Original that J&F International had assumed from its sole shareholder, J&F Participações. The legal transfer of these shares was effected on March 14, 2024.

The preceding issuances were exempt from registration under the Securities Act in reliance on Section 4(a)(2), Rule 701 and/or Regulation S under the Securities Act. No underwriter or underwriting discount or commission was or will be involved in any of the transactions set forth in Item 7.

Item 8.  Exhibits

(a)     The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association of the Registrant currently in effect (unofficial English translation).
3.2*	Form of Articles of Association of the Registrant upon completion of this offering (unofficial English translation).
5.1*	Form of opinion of Loyens & Loeff N.V., Dutch counsel to the Registrant, as to the validity of the Class A common shares.
10.1*

Rights Assignment Agreement (Contrato de Cessão de Direitos) dated January 26, 2024, between PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.2*

Operational Agreement (Acordo Operacional) dated March 28, 2024, between PicPay Bank – Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.3*

Recovering of Credit Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) dated January 18, 2024, between PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.4*

Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated January 10, 2024, between PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.5*	Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated November 16, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
10.6*	Operational Agreement (Contrato Operacional) dated May 5, 2022, as amended on November 29, 2022, between PicPay Instituição de Pagamento S.A. and Original Hub Ltda. (English translation).
10.7*	Partnership Agreement (Contrato de Parceria) dated May 8, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
10.8*	Cooperation Agreement (Termo de Cooperação) dated June 9, 2020, as amended and restated on May 2, 2021, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
10.9*

Closed-loop Payment Arrangements Agreement (Contrato de Arranjo de Pagamento Fechado) dated November 27, 2018, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).

10.10*	Banking Correspondent Agreement (Contrato Correspondente Bancário) dated November 11, 2018, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
10.11*

Derivatives Master Agreement (Contrato Global de Derivativos) dated July 4 2024, between PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.12*

Endorsement of Bank Credit Notes without Co-obligation Agreement (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) dated April 10, 2024 between Banco Original S.A. and PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) (English translation).

10.13*

Banking Correspondent Agreement (Contrato de Correspondente Bancário) dated July 26, 2022, between Guiabolso Finanças, Correspondente Bancário e Serviços Ltda. and Banco Original S.A. (English translation).

10.14*

Partnership Agreement (Contrato de Parceria) dated October 28, 2022, as amended on May 27, 2024, between JBS S.A. and Guiabolso Finanças, Correspondente Bancário e Serviços Ltda. (English translation).

10.15*	Credit Card Partnership Agreement (Acordo de Parceria de Cartão de Crédito) dated September 9, 2020, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).

Exhibit No.	Exhibit
10.16*	Receivables Assignment Agreement dated October 1, 2024, between PicPay Bank – Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Âmbar Energia S.A.
10.17*

Trademark Sale Agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) dated May 2, 2019, as amended on May 30, 2019 and June 7, 2019, between J&F Participações S.A. and PicPay Instituição de Pagamento S.A. (English translation).

10.18*	Form of Indemnification Agreement.
21.1*	List of subsidiaries.
23.1*	Consent of KPMG Auditores Independentes Ltda.
23.2*	Consent of Loyens & Loeff N.V., Dutch counsel to the Registrant (included in Exhibit 5.1).
24.1*	Powers of attorney (included in signature page of the initial filing of this registration statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

(b)    Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.  Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this            day of            ,            .

Picpay Holdings Netherlands B.V.
By:
Name:
Title:
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints            and            each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            in the capacities indicated:

Name	Title
Chief Executive Officer
(principal executive officer)
Chief Financial Officer
(principal financial officer and principal accounting officer)
Director
Director
Director
Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Picpay Holdings Netherlands B.V. in the United States, has signed this registration statement on            .

Authorized U.S. Representative — Cogency Global Inc.
By:
Name:
Title: